 Filed Pursuant to Rule 424(b)(3)
 Registration File No. 333-284281
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
To the Shareholders of Bremer Financial Corporation:
On November 25, 2024, Old National Bancorp (“Old National”), Bremer Financial Corporation (“Bremer”), and ONB Merger Sub, Inc. (“ONB Merger Sub”), a wholly-owned subsidiary of Old National, entered into an Agreement and Plan of Merger (“merger agreement”) that provides for the acquisition of Bremer and its wholly-owned banking subsidiary, Bremer Bank, a national banking association, by Old National.
Under the merger agreement, ONB Merger Sub will first merge with and into Bremer (the “first step merger”), with Bremer as the surviving corporation in the first step merger as a wholly-owned subsidiary of Old National. Immediately following the first step merger, and as part of a single, integrated transaction, Bremer will then merge with and into Old National (the “second step merger” and together with the first step merger, the “mergers”), with Old National as the surviving corporation in the second step merger. Immediately following the second step merger, or at a later time as determined by Old National, Bremer Bank will merge with and into Old National’s wholly-owned banking subsidiary, Old National Bank, a national banking association, with Old National Bank as the surviving bank (the “bank merger”).
Under the terms and subject to the conditions set forth in the merger agreement, Bremer shareholders will receive (i) cash and (ii) Old National common stock for each of their shares of Bremer Class A common stock and Bremer Class B common stock (together, the “Bremer common stock”). At the effective time of the first step merger, each outstanding share of Bremer common stock (except for dissenting shares, shares of treasury stock or shares owned by Bremer, Old National or ONB Merger Sub, in each case other than shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or held, directly or indirectly, as a result of debts previously contracted) will be converted into the right to receive (i) $26.22 in cash without interest and (ii) 4.182 shares of Old National common stock. No fractional shares of Old National common stock will be issued in the mergers, and holders of Bremer common stock will be entitled to receive cash in lieu of fractional shares.
Because the merger consideration is comprised of a fixed amount of cash consideration plus a fixed amount of shares of Old National common stock for each share of Bremer common stock, the market value of the merger consideration will fluctuate with the market price of Old National common stock and will not be known at the time Bremer shareholders vote on the merger agreement. Based on the closing stock price of Old National common stock on the NASDAQ Stock Exchange, as reported by The Wall Street Journal, of $23.58 as of January 28, 2025, the value of the per share merger consideration payable to holders of Bremer common stock was approximately $124.83 as of such date. We suggest that you obtain a current market quotation for Old National common stock, which is currently traded on the NASDAQ Stock Exchange under the trading symbol “ONB”.
The mergers cannot be completed unless the merger agreement is approved and adopted by the affirmative vote of a majority of the voting power of all shares of Bremer common stock entitled to vote thereon. The closing of the mergers is also subject to the receipt of approvals of the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, and the satisfaction of the other conditions specified in the merger agreement.
The merger agreement will be voted on at a special meeting of Bremer shareholders, which will be held virtually via the Internet on Friday, March 7, 2025, at 8:00 a.m. Central Time. Holders of Bremer common stock as of the close of business on January 24, 2025, the record date for the meeting, are entitled to notice of, and to vote at, the special meeting to approve and adopt the merger agreement as described in this proxy statement/prospectus. Bremer shareholders as of the record date will also be asked to approve an adjournment of the special meeting, if necessary or appropriate, as described in this proxy statement/prospectus.
The trustees of the Otto Bremer Trust have entered into a trustee voting agreement with Old National, and each of the directors of Bremer (other than the trustees of the Otto Bremer Trust, who have separately entered into the trustee voting agreement) has entered into a director voting agreement with Old National. In accordance with these voting agreements, the trustees and directors have agreed to vote “FOR” the approval and adoption of the merger agreement, subject to the terms of the trustee voting agreement and director voting agreements, as applicable. As of the record date for the Bremer special meeting, the Otto Bremer Trust and directors collectively and beneficially owned 86.20% of the outstanding shares of Bremer common stock. Additional information regarding the voting process for the Bremer special meeting is included in this proxy statement/prospectus.
The Bremer board of directors has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable and in the best interests of Bremer and its shareholders, has unanimously approved and adopted the execution, delivery and performance by Bremer of the merger agreement and the consummation of the transactions contemplated thereby, including the mergers, and unanimously recommends that Bremer shareholders vote “FOR” the proposal to approve and adopt the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate.

This document, which serves as a proxy statement for the special meeting of Bremer shareholders and as a prospectus for the shares of Old National common stock to be issued in the mergers to Bremer shareholders, summarizes the special meeting of Bremer shareholders, the mergers, the merger agreement, the documents related to the mergers and other related matters. Please carefully read this entire proxy statement/prospectus, including the “Risk Factors” section, beginning on page 18, for a discussion of the risks relating to the proposed mergers.
You can also obtain information about Old National from documents that it has filed with the U.S. Securities and Exchange Commission, which are available at no cost at www.sec.gov or from Old National. Contact information for Old National is contained in the attached proxy statement/prospectus.
If you have any questions concerning the mergers or the merger agreement, you should contact Amy J. Dorn, our Corporate Secretary, via (i) mail at Bremer Financial Corporation, 380 St. Peter Street, Suite 500, St. Paul, Minnesota 55102, Attention: Amy J. Dorn, Corporate Secretary, (ii) email at ajdorn@bremer.com or (iii) telephone at (651) 964-7145.
Jeanne H. Crain President and Chief Executive Officer Bremer Financial Corporation	Ronald James Chairman Bremer Financial Corporation
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGERS OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
THE SECURITIES TO BE ISSUED IN THE MERGERS ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF EITHER OLD NATIONAL OR BREMER, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
This proxy statement/prospectus is dated January 31, 2025, and is first being mailed or otherwise delivered to Bremer shareholders on or about February 4, 2025.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 7, 2025
To the Shareholders of Bremer Financial Corporation:
On November 25, 2024, Old National Bancorp (“Old National”), Bremer Financial Corporation (“Bremer”), and ONB Merger Sub, Inc., an Indiana corporation and a wholly-owned subsidiary of Old National (“ONB Merger Sub”), entered into an Agreement and Plan of Merger (the “merger agreement”), a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, that provides for the acquisition of Bremer by Old National. Under the merger agreement, ONB Merger Sub will first merge with and into Bremer (the “first step merger”), with Bremer as the surviving corporation in the first step merger as a wholly-owned subsidiary of Old National. Immediately following the first step merger, and as part of a single, integrated transaction, Bremer will then merge with and into Old National (the “second step merger” and together with the first step merger, the “mergers”), with Old National as the surviving corporation in the second step merger. Immediately following the second step merger, or at a later time as determined by Old National, Bremer’s wholly-owned banking subsidiary, Bremer Bank, a national banking association, will merge with and into Old National’s wholly-owned banking subsidiary, Old National Bank, a national banking association, with Old National Bank as the surviving bank (the “bank merger”).
Under the terms and subject to the conditions set forth in the merger agreement, Bremer shareholders will receive (i) cash without interest and (ii) Old National common stock for each of their shares of Bremer Class A common stock and Bremer Class B common stock at the effective time of the mergers, as more fully described in the attached proxy statement/prospectus. No fractional shares of Old National common stock will be issued in the mergers, and holders of Bremer common stock will be entitled to receive cash in lieu of fractional shares.
Notice is hereby given that Bremer will hold a special meeting of its shareholders (the “special meeting” or “Bremer special meeting”) virtually via the Internet on Friday, March 7, 2025, at 8:00 a.m. Central Time, for the following purposes:
1.
to consider and vote upon a proposal (the “merger proposal”), to approve and adopt the merger agreement; and

2.
to consider and vote upon a proposal (the “adjournment proposal”), to adjourn the Bremer special meeting, if necessary or appropriate.

No other business will be conducted at the special meeting.
The Bremer board of directors has fixed the close of business on January 24, 2025 as the record date for the Bremer special meeting. Only holders of record of Bremer common stock as of the close of business on the record date are entitled to notice of, and to vote at, the Bremer special meeting, or any adjournment or postponement thereof. Approval of the merger proposal requires the affirmative vote of a majority of the voting power of all shares of Bremer common stock entitled to vote thereon. The trustees of the Otto Bremer Trust have entered into a trustee voting agreement with Old National, and each of the directors of Bremer (other than the trustees of the Otto Bremer Trust, who have separately entered into the trustee voting agreement) has entered into a director voting agreement with Old National. In accordance with these voting agreements, the trustees and directors, as applicable, have agreed to vote “FOR” the approval and adoption of the merger agreement and “FOR” the adjournment proposal, subject to the terms of the trustee voting agreement and director voting agreements, as applicable.
Your vote is very important. The mergers cannot be completed unless Bremer shareholders approve the merger proposal.
Whether or not you plan to attend the special meeting virtually, you are urged to vote now to make sure there will be a quorum for the special meeting. Please vote as soon as possible.

There are three possible ways you may hold Bremer common stock: (1) directly in your name, (2) under the Bremer 401(k) Plan or (3) under the Bremer Employee Stock Ownership Plan. You will need to follow the instructions for voting each category of shares you may own. You will have to complete separate voting instructions for each of these holdings if you hold shares in two or more of these categories in order for all of your shares to be voted. Please note that the deadline for providing instructions for voting the shares under the Bremer 401(k) Plan and Bremer Employee Stock Ownership Plan is 10:59 p.m. Central Time on March 3, 2025, which is 72 hours prior to the deadline for shareholders generally.
The enclosed proxy statement/prospectus provides a detailed description of the special meeting, the mergers, the merger agreement, the documents related to the mergers and other related matters. You are urged to read the proxy statement/prospectus, including any documents incorporated into the proxy statement/prospectus by reference, and its annexes carefully and in their entirety. If you have any questions concerning the mergers or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus, or need help voting your shares of Bremer common stock, you should contact Bremer’s Corporate Secretary via (i) mail at Bremer Financial Corporation, 380 St. Peter Street, Suite 500, St. Paul, Minnesota 55102, Attention: Amy J. Dorn, Corporate Secretary, (ii) email at ajdorn@bremer.com or (iii) telephone at (651) 964-7145.
Under the Minnesota Business Corporation Act (“MBCA”), shareholders of Bremer have the right to assert dissenters’ rights with respect to the mergers. The enclosed proxy statement/prospectus provides a detailed description of the procedures for asserting dissenters’ rights under the MBCA, and the applicable provisions of the MBCA are attached as Annex E to the proxy statement/prospectus.
The Bremer board of directors has unanimously determined and declared that the merger agreement, the mergers and the transactions contemplated by the merger agreement are advisable and in the best interests of Bremer and its shareholders, has unanimously approved and adopted the merger agreement, the mergers, and the transactions contemplated by the merger agreement, and unanimously recommends that Bremer shareholders vote “FOR” the proposal to approve and adopt the merger agreement and “FOR” the proposal to adjourn the Bremer special meeting, if necessary or appropriate.
January 31, 2025
By Order of the Board of Directors
Amy J. Dorn
Corporate Secretary
Bremer Financial Corporation

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Old National from documents filed with the U.S. Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents, including documents incorporated by reference in this proxy statement/prospectus, filed with or furnished to the SEC by Old National at no cost from the SEC’s website at www.sec.gov. You may also request copies of these documents at no cost by requesting them in writing or by telephone at the appropriate address below:
Old National Bancorp
One Main Street
Evansville, Indiana 47708
Attention: Nicholas J. Chulos, Executive Vice President, Chief Legal Officer and Corporate Secretary
(773) 765-7675
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, Bremer shareholders must request them no later than five business days before the date of the Bremer special meeting. This means that Bremer shareholders requesting documents must do so by February 28, 2025.
You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. You should assume that the information in this proxy statement/prospectus is accurate only as of the date of this proxy statement/ prospectus. You should assume that the information incorporated by reference to another document into this proxy statement/prospectus is accurate as of the date of such document. Neither the mailing of this proxy statement/prospectus to Bremer shareholders, nor the issuance by Old National of shares of its common stock in connection with the mergers, will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this proxy statement/prospectus regarding Old National has been provided by Old National and information contained in this proxy statement/prospectus regarding Bremer has been provided by Bremer.
See the section entitled “Where You Can Find More Information” for more details.

i

ii

CERTAIN QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETING
The following are questions that you may have about the mergers and the Bremer special meeting, and brief answers to those questions. You are urged to read carefully the remainder of this proxy statement/ prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers or the Bremer special meeting. Additional important information is also contained in the documents attached to or incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for more details.
Q:
What are the mergers?

A:
Old National Bancorp (“Old National”), Bremer Financial Corporation (“Bremer”) and ONB Merger Sub, Inc. (“ONB Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of November 25, 2024 (the “merger agreement”). Under the merger agreement, ONB Merger Sub will first merge with and into Bremer (the “first step merger”), with Bremer as the surviving corporation in the first step merger as a wholly-owned subsidiary of Old National. Immediately following the first step merger, and as part of a single, integrated transaction, Bremer will then merge with and into Old National (the “second step merger” and together with the first step merger, the “mergers”), with Old National as the surviving corporation in the second step merger. Immediately following the second step merger, or at a later time as determined by Old National, Bremer’s wholly-owned banking subsidiary, Bremer Bank, a national banking association, will merge with and into Old National’s wholly-owned banking subsidiary, Old National Bank, a national banking association, with Old National Bank as the surviving bank (the “bank merger”).

As a result of the foregoing, based on the number of shares of Bremer Class A common stock and Bremer Class B common stock (together, the “Bremer common stock”) outstanding as of the date of the merger agreement, Old National expects to issue approximately 50.2 million shares of Old National common stock to Bremer shareholders upon completion of the mergers, which will result in current Bremer shareholders owning approximately 13.59% of outstanding Old National common stock.
The mergers cannot be completed unless the merger agreement is approved and adopted by the affirmative vote of a majority of the voting power of all shares of Bremer common stock entitled to vote thereon. The closing of the mergers is also subject to the receipt of approvals of the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, and the satisfaction of the other conditions specified in the merger agreement.
Q:
Why am I receiving this proxy statement/prospectus?

A:
We are sending this proxy statement/prospectus to you because it is a proxy statement being used by the Bremer board of directors to solicit proxies of Bremer shareholders in connection with approval and adoption of the merger agreement. It describes the proposals to be presented at the Bremer special meeting of shareholders (the “special meeting” or the “Bremer special meeting”).

This document is also a prospectus that is being delivered to Bremer shareholders because, in connection with the mergers, Old National will issue to Bremer shareholders shares of Old National common stock as merger consideration.
This proxy statement/prospectus contains important information about the merger agreement, the mergers and other related matters, the proposals being voted on at the Bremer special meeting and important information to consider in connection with an investment in Old National common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of Bremer common stock voted by proxy without attending the Bremer special meeting. Your vote is important, and we encourage you to submit your proxy as soon as possible, whether or not you intend to attend the Bremer special meeting.

Q:
What are Bremer shareholders being asked to vote on at the Bremer special meeting?

A:
The Bremer board of directors is soliciting proxies from Bremer’s shareholders with respect to the following proposals:

•
a proposal to approve and adopt the merger agreement (the “merger proposal”); and

•
a proposal to adjourn the Bremer special meeting, if necessary or appropriate (the “adjournment proposal”).

Q:
What will Bremer shareholders receive in the mergers?

A:
Under the terms and subject to the conditions set forth in the merger agreement, Bremer shareholders will receive cash and Old National common stock for each of their shares of Bremer Class A common stock and Bremer Class B common stock (together, the “Bremer common stock”). At the effective time of the first step merger, each outstanding share of Bremer common stock (except for dissenting shares, shares of treasury stock or shares owned by Bremer, Old National or ONB Merger Sub, in each case other than shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or held, directly or indirectly, as a result of debts previously contracted) will be converted into the right to receive (i) $26.22 in cash without interest and (ii) 4.182 shares of Old National common stock. No fractional shares of Old National common stock will be issued in the mergers, and holders of Bremer common stock will be entitled to receive cash in lieu of fractional shares.

Because the merger consideration is comprised of a fixed amount of cash consideration plus a fixed amount of shares of Old National common stock for each share of Bremer common stock, the market value of the merger consideration will fluctuate with the market price of Old National common stock and will not be known at the time Bremer shareholders vote on the merger agreement. Based on the closing stock price of Old National common stock on the NASDAQ Stock Exchange, as reported by The Wall Street Journal, of $23.58 as of January 28, 2025, the value of the per share merger consideration payable to holders of Bremer common stock was approximately $124.83 as of such date.
Based on the number of shares of Bremer common stock outstanding as of the date of the merger agreement, Old National expects to issue approximately 50.2 million shares of Old National common stock to Bremer shareholders upon completion of the mergers, which will result in current Bremer shareholders owning approximately 13.59% of outstanding Old National common stock.
Q:
How does the Bremer board of directors recommend that I vote at the Bremer special meeting?

A:
The Bremer board of directors unanimously recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Q:
Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the mergers are completed?

A:
Yes. Because the merger consideration is comprised of a fixed amount of cash consideration plus a fixed amount of shares of Old National common stock for each share of Bremer common stock, the value of the merger consideration will fluctuate based upon the market value of Old National common stock. Any fluctuation in the market price of Old National common stock after the date of this proxy statement/prospectus will change the value of the shares of Old National common stock that Bremer shareholders will receive upon completion of the mergers.

Based on the $26.22 in cash without interest and 4.182 shares of Old National common stock that each share of Bremer common stock would receive in the mergers, and the closing stock price of Old National common stock on the NASDAQ Stock Exchange, as reported by The Wall Street Journal, of $23.58 as of January 28, 2025, the value of the per share merger consideration payable to holders of Bremer common stock was approximately $124.83 as of such date.
Similar to virtually all publicly-traded stock, the trading price of Old National common stock will continue to change. We suggest that you obtain current market quotations for Old National common stock, which is currently traded on the NASDAQ Stock Exchange under the trading symbol “ONB”.

Q:
Does Old National pay regular dividends on its shares of common stock?

A:
Yes. Old National has traditionally paid a quarterly cash dividend on its shares of common stock. The payment of dividends is subject to approval by the Old National board of directors as well as legal and regulatory restrictions and safety and soundness considerations. Any payment of dividends in the future will depend, in large part, on Old National’s earnings, capital requirements, financial condition and other factors considered relevant by its board of directors.

Old National declared quarterly cash dividends of $0.14 per share on its common stock in each of 2024, 2023, 2022, and 2021. The amount of quarterly cash dividends paid on shares of Old National common stock is subject to change based on the quarterly dividend amounts approved by the Old National board of directors.
Q:
What are the U.S. federal income tax consequences of the mergers to Bremer shareholders?

A:
The parties intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Therefore, U.S. holders of shares of Bremer common stock will recognize gain, but not loss, for U.S. federal income tax purposes in an amount equal to the lesser of (i) the amount of cash received for the cash portion of the merger consideration (other than cash received in lieu of a fractional share of Old National common stock) and (ii) the excess, if any, of (a) the sum of the amount of such cash and the fair value of the Old National common stock received in the mergers, over (b) the U.S. holder’s adjusted tax basis in the shares of Bremer common stock surrendered in the mergers. With respect to any cash received in lieu of a fractional share of Old National common stock, a U.S. holder will generally recognize gain or loss measured by the difference between the amount of cash received for such fractional share and the U.S. holder’s adjusted tax basis in its shares of Bremer common stock allocable to that fractional share.

The obligations of Old National and Bremer to complete the mergers are subject to the requirement that each of Old National and Bremer receive opinions from their respective tax counsel that the mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code. You should be aware that the tax consequences of the mergers to you may depend upon your own situation. In addition, you may be subject to state, local, or foreign tax laws that are not discussed in this proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers. For further information, see “Material U.S. Federal Income Tax Consequences of the Mergers.”
Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the merger proposal?

A:
Yes. You should read and carefully consider the risk factors set forth in the section of this proxy statement/prospectus entitled “Risk Factors.” You also should read and carefully consider the risk factors of Old National contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:
If I am a Bremer shareholder, should I send in my Bremer stock certificate(s) now?

A:
No. Please do not send in your Bremer stock certificate(s) with your proxy card. After the mergers, you will receive instructions for exchanging your Bremer stock certificates for the merger consideration. For further information, see “The Merger Agreement — Exchange of Shares.”

Q:
What should I do if I hold my shares of Bremer common stock in book-entry form?

A:
If your shares of Bremer common stock are held in book-entry form, you are not required to take any additional actions in connection with the conversion of your shares of Bremer common stock into merger consideration at the effective time. After the completion of the mergers, shares of Bremer common stock held in book-entry form will automatically be exchanged for the merger consideration.

Q:
When and where is the Bremer special meeting?

A:
The Bremer special meeting will be held virtually via the Internet on Friday, March 7, 2025, at 8:00 a.m. Central Time.

Even if you plan to attend the Bremer special meeting, we recommend that you vote your shares of Bremer common stock in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the special meeting. You will not be able to vote your shares of Bremer common stock held under the Bremer 401(k) Plan (the “Bremer 401(k) Plan shares”) or your shares of Bremer common stock (the “Bremer ESOP shares”) held under the Bremer Employees Stock Ownership Plan (the “Bremer ESOP”) at the special meeting as the deadline for voting these shares is 10:59 p.m. Central Time on March 3, 2025, which is 72 hours earlier than the general deadline due to these shares being held through the plans.
Q:
What constitutes a quorum for the Bremer special meeting?

A:
A majority of the voting power of the shares entitled to vote at the meeting, present virtually or represented by proxy, shall constitute a quorum for the transaction of business at the special meeting. Abstentions will be included in determining the number of shares present at the special meeting for the purpose of determining the presence of a quorum.

Q:
What is the vote required to approve each proposal at the Bremer special meeting?

A:
Merger proposal

•
Standard:   Approval of the merger proposal requires the affirmative vote of a majority of the voting power of all shares of Bremer common stock entitled to vote thereon. Shares of Bremer Class A common stock and Bremer Class B common stock outstanding as of the record date will be entitled to vote together on the merger proposal.

•
Effect of abstentions and failure to vote:   If you mark “ABSTAIN” on your proxy card or fail to vote (or fail to provide voting instructions for any Bremer 401(k) Plan shares or Bremer ESOP shares) with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.

B:
Adjournment proposal

•
Standard:   Whether or not a quorum is present, approval of the adjournment proposal requires the affirmative vote of a majority of the voting power of the shares of Bremer common stock present at the special meeting and entitled to vote thereon. Shares of Bremer Class A common stock and Bremer Class B common stock outstanding as of the record date and present at the special meeting will be entitled to vote together on the adjournment proposal.

•
Effect of abstentions and failure to vote:   If you mark “ABSTAIN” on your proxy card with respect to the adjournment proposal, it will have the same effect as a vote “AGAINST” the proposal. If you fail to vote (or fail to provide voting instructions for any Bremer 401(k) Plan shares or Bremer ESOP shares) with respect to the adjournment proposal, it will have no effect on the outcome of the proposal.

Q:
Are there any Bremer shareholders already committed to voting in favor of the merger proposal?

A:
Yes. The trustees of the Otto Bremer Trust have entered into a trustee voting agreement with Old National, and each of the directors of Bremer (other than the trustees of the Otto Bremer Trust, who have separately entered into the trustee voting agreement) has entered into director voting agreement with Old National. In accordance with these voting agreements, the trustees and directors have agreed to vote “FOR” the approval and adoption of the merger agreement, subject to the terms of the trustee voting agreement and director voting agreements, as applicable. As of the record date for the Bremer special meeting of shareholders, the Otto Bremer Trust and directors collectively beneficially owned 86.20% of the outstanding shares of Bremer common stock. For information regarding the shareholder voting agreements and certain holders of shares of Bremer common stock, see “Shareholder Voting Agreements.”

Q:
Who is entitled to vote at the Bremer special meeting?

A:
The record date for the Bremer special meeting is January 24, 2025. All holders of Bremer common stock who held shares at the close of business on the record date for the special meeting are entitled to receive notice of, and to vote at, the Bremer special meeting.

Each holder of Bremer common stock is entitled to cast one (1) vote on each matter voted on at the special meeting for each share of Bremer common stock that such holder owned of record as of the record date. As of the close of business on the record date for the Bremer special meeting, there were 1,924,785 outstanding shares of Bremer Class A common stock and 10,075,000 outstanding shares of Bremer Class B common stock.
Q:
What do I need to do now?

A:
After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares of Bremer common stock, please vote your shares promptly so that your shares are represented and voted at the Bremer special meeting. Please vote via the Internet, by telephone, or, if you receive a hard copy of this proxy statement/prospectus, by mail by completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid return envelope as described on the proxy card as soon as possible. The giving of an appointment of proxy will not affect your right to revoke it or attend the special meeting and vote virtually. Note that you will have to complete separate voting instructions for shares of Bremer common stock held directly in your own name, shares held through the Bremer 401(k) Plan and shares held through the Bremer ESOP. The deadline for providing instructions for voting shares held through the Bremer 401(k) Plan and Bremer ESOP is 10:59 p.m. Central Time on March 3, 2025, which is 72 hours prior to the deadline for shareholders generally.

Q:
How can I vote my shares of Bremer common stock?

A:
A holder of Bremer common stock may vote by proxy or at the Bremer special meeting of shareholders. If you hold your shares of Bremer common stock in your name as a holder of record, to submit a proxy, you, as a holder of Bremer common stock, may use one of the following methods:

•
By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•
Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

•
By mail: if you receive a hard copy of this proxy statement/prospectus, by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or through the Internet, you must do so by 10:59 p.m. Central Time on March 6, 2025. If you receive a hard copy of this proxy statement/prospectus and intend to submit your proxy by mail, your completed proxy card must be received by 10:59 p.m. Central Time on March 6, 2025.
If you hold Bremer 401(k) Plan shares or Bremer ESOP shares, please follow the voting instructions below and refer to “Appraisal or Dissenters’ Rights in the Mergers — Exercising Dissenters’ Rights” for additional information regarding the rights associated with such shares.
Even if you plan to attend the Bremer special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the special meeting. You will not be able to vote your Bremer 401(k) Plan shares or Bremer ESOP shares at the meeting as the deadline for voting these shares is 10:59 p.m. Central Time on March 3, 2025, which is 72 hours earlier than the general deadline due to these shares being held through the plans.

Q:
If my shares are held through the Bremer 401(k) Plan or the Bremer ESOP, how do I vote my shares?

A:
If you hold Bremer 401(k) Plan shares or Bremer ESOP shares, you must separately vote your holdings in each plan. You may vote the Bremer 401(k) Plan shares and Bremer ESOP shares by telephone, via the Internet or, if you receive a hard copy of this proxy statement/prospectus, by mail by completing, signing, dating and returning the accompanying voting instruction card for these shares in the enclosed postage-paid return envelope as described on the voting instruction card for each plan, which must be received by the deadline for shares held under the Bremer 401(k) Plan and Bremer ESOP, which is 72 hours earlier than the general deadline. If you hold Bremer common stock through both plans, you will have to complete separate voting instructions for each of these holdings in order for all of your shares held through the plans to be voted. The deadline for providing these instructions is 10:59 p.m. Central Time on March 3, 2025, which is 72 hours earlier than the deadline to vote any Bremer common stock that you hold in your name as a shareholder of record. This deadline differs because your voting instructions for the Bremer 401(k) Plan shares and the Bremer ESOP shares will be sent confidentially to the independent trustee for the plans, GreatBanc Trust Company (“GreatBanc”), which will vote these shares on behalf of plan participants in accordance with each plan participant’s voting instructions or as otherwise required consistent with its fiduciary duties to plan participants under applicable law.

If you do not provide instructions for your Bremer 401(k) Plan shares or Bremer ESOP shares, they will not be voted unless GreatBanc determines that voting the shares is required in accordance with its fiduciary duties to plan participants under applicable law. You may not vote Bremer 401(k) Plan shares or Bremer ESOP shares by returning a proxy card directly to Bremer or by voting at the Bremer special meeting.
Q:
Can I change my vote after I have delivered my proxy or voting instruction card?

A:
Yes. If you are the record holder of your shares, you may revoke your proxy in any of the following ways:

•
Re-submitting your vote via the Internet or by telephone by 10:59 p.m. Central Time on March 6, 2025;

•
If you receive a hard copy of this proxy statement/prospectus, submitting another properly completed proxy card bearing a later date which is received by 10:59 p.m. Central Time on March 6, 2025;

•
Attending the special meeting virtually and voting at the special meeting via the special meeting website; or

•
Submitting a written notice that you are revoking your proxy. The notice must be sent to Bremer at 380 St. Peter Street, Suite 500, Saint Paul, Minnesota 55102, Attention: Amy J. Dorn, Corporate Secretary, and must be received by 10:59 p.m. Central Time on March 6, 2025.

If you hold your stock through the Bremer 401(k) Plan or the Bremer ESOP, you can change your vote by resubmitting your vote via the Internet or by telephone, or, if you receive a hard copy of this proxy statement/prospectus, by submitting another properly completed voting instruction card bearing a later date for these shares, but any changes must be received prior to 10:59 p.m. Central Time on March 3, 2025, which is 72 hours prior to the deadline for other shareholders.
Q:
What should I do if I receive more than one set of voting materials?

A:
Bremer shareholders may receive more than one set of voting materials by mail, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Bremer common stock of record directly in your name, under the Bremer 401(k) Plan and under the Bremer ESOP, you will receive a separate voting instruction card for each of the three ways that you may hold your shares. If you are a holder of record of Bremer common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please vote via the Internet, by telephone, or, if you receive a hard copy of this proxy statement/prospectus, by mail by completing, signing, dating and returning each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Bremer common stock that you own.

Q:
Will Bremer be required to submit the merger proposal to its shareholders even if the Bremer board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the Bremer special meeting, Bremer is required to submit the merger proposal to its shareholders even if the Bremer board of directors has withdrawn, modified or qualified its recommendation that Bremer shareholders approve and adopt the merger agreement.

Q:
Are Bremer shareholders entitled to appraisal rights?

A:
Yes. Under Section 302A.471 and 302A.473 of the Minnesota Business Corporation Act (“MBCA”), dissenting shareholders may seek a court-determined “fair value” of such shareholder’s shares of Bremer common stock. See “Appraisal or Dissenters’ Rights in the Mergers” in this proxy statement/prospectus for a complete discussion of the appraisal or dissenters’ rights available to holders of Bremer common stock and a summary of the steps required to assert such rights.

Q:
When do you expect to complete the mergers?

A:
Old National and Bremer expect to complete the mergers in the middle of 2025. However, neither Old National nor Bremer can assure you of when or if the mergers will be completed. Bremer must obtain the approval of the merger proposal by the Bremer shareholders at the Bremer special meeting, and Old National must obtain the required regulatory approvals. In addition, each party is required to satisfy certain other closing conditions.

Q:
What happens if the mergers are not completed?

A:
If the mergers are not completed, Bremer shareholders will not receive any consideration from Old National for their shares of Bremer common stock in connection with the mergers. Instead, Bremer will remain an independent company, and your shares of Bremer common stock will remain outstanding. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by Bremer to Old National. See “The Merger Agreement — Termination Fee” for a complete discussion of the circumstances under which any such termination fee would be required to be paid.

Q:
Who should I call with questions?

A:
If you have any questions concerning the merger agreement, the mergers or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of Bremer common stock, please contact Amy J. Dorn, Corporate Secretary of Bremer, at (651) 964-7145.

SUMMARY
This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the mergers and the merger agreement. In addition, we incorporate by reference important business and financial information about Old National into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which the subject is discussed in more detail.
The Mergers (page 38)
The terms and conditions of the mergers are contained in the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference herein in its entirety. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the mergers are qualified in their entirety by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the mergers.
Under the merger agreement, ONB Merger Sub will first merge with and into Bremer (the “first step merger”), with Bremer as the surviving corporation in the first step merger as a wholly-owned subsidiary of Old National. Immediately following the first step merger, and as part of a single, integrated transaction, Bremer will then merge with and into Old National (the “second step merger” and together with the first step merger, the “mergers”), with Old National as the surviving corporation in the second step merger. Immediately following the second step merger, or at a later time as determined by Old National, Bremer’s wholly-owned banking subsidiary, Bremer Bank, a national banking association, will merge with and into Old National’s wholly-owned banking subsidiary, Old National Bank, a national banking association, with Old National Bank as the surviving bank (the “bank merger”).
Under the terms and subject to the conditions set forth in the merger agreement, Bremer shareholders will receive cash and Old National common stock for each of their shares of Bremer Class A common stock and Bremer Class B common stock (together, the “Bremer common stock”). At the effective time of the first step merger, each outstanding share of Bremer common stock (except for dissenting shares, shares of treasury stock or shares owned by Bremer, Old National or ONB Merger Sub, in each case other than shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or held, directly or indirectly, as a result of debts previously contracted) will be converted into the right to receive (i) $26.22 in cash without interest and (ii) 4.182 shares of Old National common stock. No fractional shares of Old National common stock will be issued in the mergers, and holders of Bremer common stock will be entitled to receive cash in lieu of fractional shares.
Because the merger consideration is comprised of a fixed amount of cash consideration plus a fixed amount of shares of Old National common stock for each share of Bremer common stock, the market value of the merger consideration will fluctuate with the market price of Old National common stock and will not be known at the time Bremer shareholders vote on the merger agreement. Based on the closing stock price of Old National common stock on the NASDAQ Stock Exchange, as reported by The Wall Street Journal, of $23.58 as of January 28, 2025, the value of the per share merger consideration payable to holders of Bremer common stock was approximately $124.83 as of such date. We suggest that you obtain a current market quotation for Old National, which is currently traded on the NASDAQ Stock Exchange under the trading symbol “ONB”. Bremer common stock is not listed or quoted on any exchange.
The following table shows the closing sales prices of Old National common stock on November 22, 2024, the last trading day before the public announcement of the merger agreement, and on January 28, 2025. The table also shows the implied value of the merger consideration to be issued in exchange for each share of Bremer common stock, reflecting (i) $26.22 in cash without interest and (ii) the exchange ratio of 4.182.

	Old National Common Stock	Implied Value of Merger Consideration For Each Share
November 22, 2024	$21.65	$116.76
January 28, 2025	$23.58	$124.83
Based on the number of shares of Bremer common stock outstanding as of the date of the merger agreement, Old National expects to issue approximately 50.2 million shares of Old National common stock to Bremer shareholders upon completion of the mergers, which will result in current Bremer shareholders owning approximately 13.59% of outstanding Old National common stock.
Bremer’s Reasons for the Mergers; Recommendation of the Bremer Board of Directors (page 42)
The Bremer board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger, are advisable and in the best interests of Bremer and the Bremer shareholders and (ii) approved and adopted the execution, delivery and performance by Bremer of the merger agreement and the consummation of the transactions contemplated thereby, including the mergers and the bank merger. The Bremer board of directors unanimously recommends that Bremer shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal. For the factors considered by the Bremer board of directors in reaching its decision to adopt the merger agreement, see “The Mergers — Bremer’s Reasons for the Mergers; Recommendation of The Bremer Board of Directors.”
Opinion of Bremer’s Financial Advisor (page 44)
Bremer retained J.P. Morgan Securities LLC (“J.P. Morgan”) to act as its financial advisor in connection with the mergers. At the meeting of Bremer’s board of directors held on November 24, 2024, J.P. Morgan rendered its oral opinion to the Bremer board of directors, which was subsequently confirmed in writing on November 24, 2024, to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limitations and qualifications set forth in its opinion, the merger consideration to be paid to the holders of Bremer common stock in the first step merger was fair, from a financial point of view, to such holders (collectively, the “Bremer shareholders”).
The full text of the written opinion of J.P. Morgan, dated November 24, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limits on the review undertaken by J.P. Morgan in rendering its fairness opinion, is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Bremer shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Bremer board of directors (in its capacity as such) in connection with and only for the purposes of its evaluation of the merger consideration to be paid to the Bremer shareholders and did not address any other aspect of the mergers. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any Bremer shareholder as to how such Bremer shareholder should vote with respect to the proposed mergers or any other matter.
For more information, see the section entitled “Opinion of Bremer’s Financial Advisor” beginning on page 44 and Annex D to this joint proxy statement/prospectus.
Bremer Will Hold Its Special Meeting on Friday, March 7, 2025 (page 31)
The special meeting will be held virtually via the Internet on Friday, March 7, 2025, at 8:00 a.m. Central Time. At the special meeting, Bremer shareholders will be asked to consider and vote upon the following matters:
•
a proposal to approve and adopt the merger agreement (the “merger proposal”); and

•
a proposal to adjourn the Bremer special meeting, if necessary or appropriate (the “adjournment proposal”).

The Bremer board of directors has fixed the close of business on January 24, 2025 as the record date for determining the holders of Bremer common stock entitled to receive notice of and to vote at the special meeting.
As of the record date, there were 11,999,785 shares of Bremer common stock outstanding and entitled to vote at the Bremer special meeting, held by approximately 78 holders of record. Each share of Bremer common stock entitles the holder thereof to one vote at the Bremer special meeting on each proposal to be considered at the special meeting of shareholders.
Approval of the merger proposal requires the affirmative vote of a majority of the voting power of all shares of Bremer common stock entitled to vote thereon. Shares of Bremer Class A common stock and Bremer Class B common stock outstanding as of the record date will be entitled to vote together on the merger proposal. If you fail to vote (or fail to provide voting instructions for any Bremer 401(k) Plan shares or Bremer ESOP shares) or mark “ABSTAIN” on your proxy card with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.
Whether or not a quorum is present, approval of the adjournment proposal requires the affirmative vote of a majority of the voting power of the shares of Bremer common stock present at the special meeting and entitled to vote thereon. Shares of Bremer Class A common stock and Bremer Class B common stock outstanding as of the record date and present at the special meeting will be entitled to vote together on the adjournment proposal. If you mark “ABSTAIN” on your proxy with respect to the adjournment proposal, it will have the same effect as a vote “AGAINST” the adjournment proposal. If you fail to vote (or fail to provide voting instructions for any Bremer 401(k) Plan shares or Bremer ESOP shares) with respect to the adjournment proposal, it will have no effect on the outcome of the adjournment proposal.
For further information, see “Information About the Bremer Special Meeting.”
Shareholder Voting Agreements (page 76)
The trustees of the Otto Bremer Trust have entered into a trustee voting agreement with Old National, and each of the directors of Bremer (other than the trustees of the Otto Bremer Trust, who have separately entered into the trustee voting agreement) has entered into director voting agreement with Old National. In accordance with these voting agreements, the trustees and directors, as applicable, have agreed to vote “FOR” the approval and adoption of the merger agreement and “FOR” the adjournment proposal, subject to the terms of the trustee voting agreement and director voting agreement, as applicable. As of the record date for the Bremer special meeting, the Otto Bremer Trust and the directors of Bremer owned collectively and beneficially 86.20% of the outstanding shares of Bremer common stock. For information regarding the shareholder voting agreements and certain holders of shares of Bremer common stock, see “Shareholder Voting Agreements.”
Material U.S. Federal Income Tax Consequences of the Mergers (page 78)
The parties intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Therefore, U.S. holders (as defined in the section of this proxy statement/prospectus titled “Material U.S. Federal Income Tax Consequences of the Merger — In General”) of the shares of Bremer common stock will recognize gain, but not loss, for U.S. federal income tax purposes in an amount equal to the lesser of (i) the amount of cash received (other than cash received in lieu of a fractional share of Old National common stock) and (ii) the excess, if any, of (a) the sum of the amount of such cash and the fair value of the Old National common stock received in the mergers, over (b) the U.S. holder’s adjusted tax basis in the shares of Bremer common stock surrendered in the mergers. With respect to any cash received in lieu of a fractional share of Old National common stock, a U.S. holder will generally recognize gain or loss measured by the difference between the amount of cash received for such fractional share and the U.S. holder’s adjusted tax basis in its shares of Bremer common stock allocable to that fractional share.
The obligations of Old National and Bremer to complete the mergers are subject to, among other conditions as described in this proxy statement/prospectus and the merger agreement, the requirement that each of Old National and Bremer receive opinions from their respective tax counsel that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code. If any such representations and assumptions are incorrect, incomplete, or false, or are violated, the validity of the opinion described above may be affected, and the tax consequences of the mergers could differ from those consequences described in this proxy statement/prospectus.
You should be aware that the tax consequences of the mergers to you may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers. For a more complete discussion of the material U.S. federal income tax consequences of the mergers, see the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 78.
All Bremer shareholders should consult their own tax advisors for a full understanding of the particular tax consequences of the mergers to them.
Interests of Bremer’s Directors and Executive Officers in the Mergers (page 53)
In considering the recommendation of the Bremer board of directors with respect to the mergers, Bremer shareholders should be aware that Bremer’s directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of the other Bremer shareholders. The Bremer board of directors was aware of and considered these interests during its deliberations of the merits of the mergers and in determining to recommend to Bremer shareholders that they vote for the merger proposal and thereby approve the transactions contemplated by the merger agreement, including the mergers and the bank merger. Those interests include, among others:
•
The trustees of the Otto Bremer Trust (two of whom currently serve as directors of Bremer) entered into a trustee voting agreement with Old National, and each of Bremer’s directors (other than the trustees of the Otto Bremer Trust, who have separately entered into the trustee voting agreement) entered into a director voting agreement with Old National, which voting agreements obligate the trustees and the directors to vote their shares in favor of approval and adoption of the merger proposal and the adjournment proposal.

•
The trustees of the Otto Bremer Trust (two of whom currently serve as directors of Bremer) entered into an investor agreement with Old National (the “investor agreement”). Pursuant to the merger agreement and the investor agreement, one of the trustees of the Otto Bremer Trust immediately prior to the effective time of the mergers will be appointed to the Old National board of directors.

•
The Chief Executive Officer and Chief Operating Officer/Chief Financial Officer of Bremer have preexisting arrangements with Bremer that provide for certain payments or benefits upon the completion of the mergers and/or if their employment is terminated under certain circumstances following the completion of the mergers.

•
Old National has agreed to provide certain ongoing indemnification and insurance coverage to the directors and executive officers of Bremer following the mergers for certain acts or omissions occurring prior to the mergers.

For a more complete description of these interests, see the section entitled “The Mergers — Interests of Bremer’s Directors and Executive Officers in the Mergers.”
Regulatory Approvals Required for the Mergers (page 56)
Subject to the terms of the merger agreement, both Old National and Bremer have agreed to use their reasonable best efforts and to cooperate to promptly prepare and file, or cause to be prepared and filed, all necessary applications, notices and other documentation to obtain as soon as practicable all regulatory approvals necessary or advisable to consummate the transactions contemplated by the merger agreement. These include approvals from, among others, the Board of Governors of the Federal Reserve System (“Federal Reserve”), for the mergers and the Office of the Comptroller of the Currency (“OCC”) for the bank merger. The initial filing of regulatory applications to the OCC and the Federal Reserve occurred on January 20, 2025 and January 21, 2025, respectively.

Although neither Old National nor Bremer knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Old National and Bremer cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the mergers or the bank merger. For more information, see “The Mergers — Regulatory Approvals Required for the Mergers.”
Conditions to Complete the Mergers (page 72)
Each party’s obligation to complete the mergers is subject to the satisfaction or waiver of certain conditions, including: (i) the approval of the merger agreement by the requisite vote of the Bremer shareholders; (ii) the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, and no such regulatory approval shall have resulted in the imposition of a “materially burdensome regulatory condition”, as defined in the merger agreement; (iii) authorization for listing on the NASDAQ Stock Exchange of the shares of Old National common stock to be issued in the mergers; (iv) effectiveness of the registration statement on Form S-4 with respect to the shares of the Old National common stock to be issued in the mergers; (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the mergers or the transactions contemplated by the merger agreement or making the completion of the mergers or the transactions contemplated by the merger agreement illegal; (vi) the accuracy of the representations and warranties of the other party, subject to specified materiality standards; (vii) performance in all material respects by the other party of its obligations under the merger agreement; and (viii) receipt by each of Old National and Bremer of an opinion of their respective tax counsel that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code. In addition, Old National’s obligation to consummate the mergers is subject to Bremer’s adjusted tangible shareholder’s equity exceeding a specified minimum value as of the month-end at least five business days before the date on which the last of the other closing conditions is satisfied.
Neither Old National nor Bremer can be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed. For more information, see “The Merger Agreement — Conditions to Complete the Mergers.”
Termination of the Merger Agreement (page 73)
The merger agreement may be terminated prior to the effective time under the following circumstances:
•
by mutual written consent of Old National and Bremer;

•
by either Old National or Bremer if any governmental authority that must grant a requisite regulatory approval has denied approval of the mergers or the bank merger and such denial has become final and nonappealable or any governmental authority of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the mergers or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•
by either Old National or Bremer if the mergers have not been completed on or before November 25, 2025 (the “termination date”), unless the failure of the mergers to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement; provided that, if on such date, the closing conditions relating to requisite regulatory approvals set forth in the merger agreement shall not have been satisfied or waived, but all other conditions to closing have been satisfied or waived, the termination date shall be automatically extended to February 25, 2026; provided further, that if all closing conditions in the merger agreement are satisfied on a date that occurs prior to the termination date but under the terms of the merger agreement the closing would occur after the termination date (the “specified date”), the termination date shall be extended to the specified date.

•
by either Old National or Bremer (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Bremer, in the case of a termination by Old National, or Old National or ONB Merger Sub, in the case of a termination by Bremer, which breach or failure to be true either individually or in the aggregate would constitute, if occurring or continuing on the date the mergers is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date); or
•
by Old National prior to such time as the requisite Bremer vote is obtained, if (i) the Bremer board of directors shall have (a) failed to recommend in this proxy statement/prospectus that the shareholders of Bremer approve the merger agreement, or withheld, withdrawn, modified or qualified such recommendation in a manner adverse to Old National, (b) adopted, approved, recommended or endorsed an alternative acquisition proposal or publicly disclosed its intention to do so, or failed to publicly and without qualification recommend such alternative acquisition proposal or reaffirm its recommendation that the shareholders of Bremer approve the merger agreement, within ten (10) business days (or such fewer number of days as remains prior to the Bremer special meeting) after an alternative acquisition proposal is made public or any request by Old National to do so, or (c) publicly proposed to do any of the foregoing, or (ii) Bremer or Bremer’s board of directors has breached in any material respect its obligations relating to shareholder approval or the non-solicitation of acquisition proposals.

For more information, see “The Merger Agreement — Termination of the Merger Agreement.”
Termination Fee (page 74)
If the merger agreement is terminated under certain circumstances Bremer will be required to pay to Old National a termination fee equal to $55,000,000.
For more information, see “The Merger Agreement — Termination Fee.”
The Rights of Bremer Shareholders Will Change as a Result of the Mergers (page 87)
The rights of Bremer shareholders will change as a result of the mergers due to differences in Old National’s and Bremer’s governing documents. The rights of Bremer shareholders are governed by Minnesota law and by Bremer’s restated articles of incorporation (the “Bremer articles of incorporation”), amended and restated bylaws (the “Bremer bylaws”) and that certain Plan of Reorganization, dated February 9, 1989 (the “Bremer plan of reorganization”). Upon the completion of the mergers, Bremer shareholders immediately prior to the effective time will become Old National shareholders, as the continuing legal entity after the mergers, and their rights as Old National shareholders will therefore be governed by Indiana law and the Old National amended and restated articles of incorporation (the “Old National articles of incorporation”) and amended and restated bylaws (the “Old National bylaws”).
See “Comparison of Shareholders’ Rights” for a description of the material differences in shareholders’ rights under each of the Old National and Bremer governing documents.
Accounting Treatment (page 78)
The mergers will be accounted for as an acquisition of Bremer by Old National under the acquisition method of accounting in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for financial reporting and accounting purposes.
Public Trading Markets (page 58)
Old National common stock is listed for trading on the NASDAQ Stock Exchange under the symbol “ONB”. Following the mergers, shares of Old National common stock will continue to be listed for trading on the NASDAQ Stock Exchange.

Information About the Companies (page 36)
Old National
Old National is a financial holding company and the parent company of Old National Bank, which is the sixth largest commercial bank headquartered in the Midwest. As of December 31, 2024, Old National had total assets of approximately $54 billion, total deposits of approximately $41 billion, total net loans of approximately $36 billion and total assets under management of approximately $30 billion. Old National ranks among the top 30 banking companies headquartered in the U.S. Tracing its roots to 1834, Old National Bank focuses on building long-term, highly valued partnerships with clients while also strengthening and supporting the communities it serves.
Old National Bank operates approximately 270 banking centers located primarily throughout the Midwestern United States, including Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Tennessee and Wisconsin. Old National Bank provides a range of deposit products and services and earns interest income on loans as well as fee income from the origination of loans, wealth management and investment services, treasury management and other fee-based services. Lending activities include loans to individuals, which primarily consist of home equity lines of credit, residential real estate loans and consumer loans, and loans to commercial clients, which include commercial loans, commercial real estate loans, agricultural loans, letters of credit and lease financing. Residential real estate loans are either kept in its loan portfolio or sold to secondary investors. In addition to providing deposit and lending services, Old National offers comprehensive wealth management, investment and foreign currency services. For businesses, it also provides treasury management, merchant and capital markets services as well as community development lending and equity investment solutions intended to produce jobs and revitalize communities in which it operates.
Old National’s common stock is traded on the NASDAQ Stock Exchange under the symbol “ONB”. The principal executive offices of Old National are located at One Main Street, Evansville, Indiana 47708.
Bremer
Bremer is a bank holding company that is headquartered in Saint Paul, Minnesota. Bremer operates primarily through its wholly-owned subsidiary, Bremer Bank. Bremer provides traditional banking and other financial services through its 75 banking centers and approximately 1,500 full time employees (as of December 31, 2024). As of September 30, 2024, Bremer had total assets of approximately $16.2 billion, total deposits of approximately $13.2 billion, total loans of approximately $11.5 billion and total assets under management of $8.1 billion.
The principal executive offices of Bremer are located at 380 St. Peter Street, Suite 500, Saint Paul, Minnesota 55102.
Forward Sale Agreements (page 83)
Old National entered into two forward sale agreements on November 25, 2024 (the “forward sale agreements”) with Citibank, N.A. (the “forward purchaser”) relating to an aggregate of 21,904,762 shares of Old National common stock. In connection with the forward sale agreements, the forward purchaser or its affiliates borrowed from third parties an aggregate of 21,904,762 shares of Old National common stock.
Old National expects to physically settle the forward sale agreements (by the delivery of shares of Old National common stock) and receive proceeds from the sale of those shares of Old National common stock upon one or more forward settlement dates within approximately 12 months from the date of the forward sale agreements at the then applicable forward sale price.
For more information, see the section entitled “Description of Old National Capital Stock — Common Stock — Forward Sale Agreements.”
Risk Factors (page 18)
You should carefully read and consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus, including the factors described under “Risk Factors” beginning on page 18 and in Old National’s Annual Report on Form 10-K for the year ended December 31, 2023 and in other documents incorporated by reference into this proxy statement/prospectus. For further information, see “Where You Can Find More Information.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this proxy statement/prospectus that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in Old National’s future filings with the SEC, in press releases and in oral and written statements made by Old National or Bremer or with their respective approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. These statements include, but are not limited to, descriptions of the mergers, Old National’s and Bremer’s respective financial condition, results of operations, asset and credit quality trends, profitability and business plans or opportunities. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “should,” “would,” and “will,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: the risk that the cost savings and any revenue synergies or benefits from the mergers may not be fully realized or may take longer than anticipated to be realized; disruption to the parties’ businesses as a result of the announcement and pendency of the mergers; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the failure to obtain the necessary approvals by the shareholders of Bremer; the amount of the costs, fees, expenses and charges related to the mergers; the ability of Old National to obtain required governmental approvals of the mergers (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the mergers; the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the mergers; the possibility that the mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the dilution caused by Old National’s issuance of additional shares of its common stock in the mergers; a material adverse change in the financial condition of Bremer or Old National; competition; government legislation, regulations and policies; the ability of Old National or Bremer to execute its business plan; unanticipated changes in Old National’s or Bremer’s liquidity position, including but not limited to changes in Old National’s or Bremer’s access to sources of liquidity and capital to address its liquidity needs; changes in economic conditions and economic and business uncertainty which could materially impact credit quality trends and the ability to generate loans and gather deposits; inflation and governmental responses to inflation, including increasing interest rates; market, economic, operational, liquidity, credit, and interest rate risks associated with Old National’s or Bremer’s business; Old National’s or Bremer’s ability to successfully manage its credit risk and the sufficiency of its allowance for credit losses; the potential impact of future business combinations on Old National’s performance and financial condition, including its ability to successfully integrate businesses and the success of revenue-generating and cost-reduction initiatives; failure or circumvention of Old National’s or Bremer’s internal controls; operational risks or risk management failures of Old National or Bremer or critical third parties, including but not limited to with respect to data processing, information systems, cybersecurity, technological changes, vendor issues, business interruption and fraud risks; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigation; disruptive technologies in payment systems and other services traditionally provided by banks; failure or disruption of Old National’s or Bremer’s information systems; computer hacking and other cybersecurity threats; the effects of climate change on Old National or Bremer and their respective customers, borrowers or service providers; political and economic uncertainty and instability; the impacts of pandemics, epidemics and other infectious disease outbreaks; other matters discussed in this proxy statement/prospectus; and other factors identified in filings with the SEC by Old National. These forward-looking statements are made only as of the date of this proxy statement/prospectus and are not guarantees of future results, performance or outcomes.
Such forward-looking statements are based on assumptions and estimates which, although believed to be reasonable, may turn out to be incorrect. Therefore, undue reliance should not be placed upon these estimates and statements. Neither Old National nor Bremer can assure that any of these statements, estimates or beliefs will be realized, and actual results or outcomes may differ from those contemplated in these forward-looking statements. Neither Old National nor Bremer undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this proxy statement/prospectus. You are advised to consult further disclosures Old National may make on related subjects in its filings with the SEC.
Investors should consider these risks, uncertainties and other factors in addition to risk factors included elsewhere in this proxy statement/prospectus, in Old National’s Annual Report on Form 10-K for the year ended December 31, 2023, and in its other filings with the SEC.

RISK FACTORS
In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors relating to the consummation of the mergers and to Old National following the mergers in deciding how to vote for the proposals presented in this proxy statement/prospectus.
Because the market price of Old National common stock will fluctuate, Bremer shareholders cannot be certain of the market value of the merger consideration they will receive.
In the mergers, each share of Bremer common stock issued and outstanding immediately prior to the effective time (except for dissenting shares, shares of treasury stock or shares owned by Bremer, Old National or ONB Merger Sub, in each case other than shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or held, directly or indirectly, as a result of debts previously contracted) will be converted into the right to receive (i) $26.22 in cash without interest, and (ii) 4.182 shares Old National common stock. No fractional shares of Old National common stock will be issued in the mergers, and holders of Bremer common stock will be entitled to receive cash in lieu of fractional shares. The number of shares of Old National common stock received in the mergers is fixed and will not be adjusted for changes in the market price of Old National common stock or Bremer common stock. Changes in the price of Old National common stock or Bremer common stock between now and the effective time of the first step merger will affect the value that Bremer shareholders will receive in the mergers. Neither Old National nor Bremer is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Old National common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Old National’s or Bremer’s respective businesses, operations, financial performance or prospects, volatility in the prices of securities in global financial markets, including market prices of Old National and other banking companies, regulatory considerations and tax laws, many of which are beyond Old National’s and Bremer’s control. Therefore, at the time of the Bremer special meeting, Bremer shareholders will not know the market value of the consideration that Bremer shareholders will receive at the effective time
The market price of Old National common stock after the mergers may be affected by factors different from those currently affecting the shares of Old National common stock.
Upon consummation of the mergers, Bremer shareholders will become Old National shareholders. Old National’s business currently differs, and may differ in the future, in certain respects from that of Bremer and certain adjustments may be made to Old National’s business as a result of the mergers. Accordingly, the results of operations of the combined company and the market price of Old National common stock after the completion of the mergers may be affected by factors different from those currently affecting the results of operations of Old National. For a discussion of the business of Old National and of certain factors to consider in connection with that business, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 103.
There has been no public market for Bremer common stock and the lack of a public market may make it more difficult to determine the fair value of Bremer common stock than if there were such a public market.
The outstanding shares of Bremer common stock are privately held and are not traded on any public market. The lack of a public market may make it more difficult to determine the fair value of Bremer than if the outstanding shares of Bremer common stock were traded publicly. The consideration to be paid to Bremer shareholders in the mergers was determined based on negotiations between the parties and likewise may not be indicative of the price at which the outstanding shares of Bremer common stock may have traded on a public market. Prior to approving the merger agreement, the Bremer board of directors received an opinion of J.P. Morgan to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion, the merger consideration to be paid to the holders of Bremer common stock in the mergers was fair, from a financial point of view, to Bremer’s shareholders. For further information, see the section entitled “The Mergers — Opinion of Bremer’s Financial Advisor.”
Combining Old National and Bremer may be more difficult, costly or time-consuming than expected, and the anticipated benefits and cost savings of the mergers may not be realized.
Old National and Bremer have operated and, until the completion of the mergers will continue to operate, independently. The success of the mergers, including anticipated benefits and cost savings, will depend, in part, on Old National’s and Bremer’s ability to successfully combine and integrate the businesses of Old National and Bremer in a manner that permits growth opportunities and does not materially disrupt existing customer relations or result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with customers, depositors or employees or to achieve the anticipated benefits and cost savings of the mergers. The loss of key employees of Bremer could adversely affect Old National’s ability to successfully conduct its business, which could have an adverse effect on Old National’s financial results and the value of Old National’s common stock after the mergers. In addition, Old National may not be able to locate suitable replacements for any key Bremer employees who leave the combined company.
Although Old National has significant integration experience from prior merger transactions, if Old National and Bremer experience difficulties with the integration process, the anticipated benefits of the mergers may take longer to realize than expected or may not be realized fully or at all. As with any merger of financial institutions, there also may be business disruptions that cause Old National and/or Bremer to lose customers or cause customers to remove their accounts from Old National and/or Bremer and move their business to competing financial institutions. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of Old National and Bremer during this transition period and for an undetermined period after completion of the mergers on the combined company.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the mergers.
Before the mergers may be completed, Old National and Bremer must obtain all necessary approvals or waivers from the OCC and the Federal Reserve. Other approvals, waivers or consents from regulators could also be required. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Mergers — Regulatory Approvals Required for the Mergers.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay their receipt. These regulators may impose conditions on the completion of the mergers or require changes to the terms of the mergers. Such conditions or changes could have the effect of delaying or preventing completion of the mergers or imposing additional costs on or limiting the revenues of the combined company following the mergers, any of which might have an adverse effect on the combined company following the mergers.
Additionally, under the terms of the merger agreement, Old National and Bremer are not required to take actions or agree to conditions in connection with obtaining consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on Old National and its subsidiaries, taken as a whole, after giving effect to the mergers (a “materially burdensome regulatory condition”). For further information, see “The Mergers — Regulatory Approvals Required for the Mergers.”
Certain of Bremer’s directors and executive officers have interests in the mergers that may differ from the interests of Bremer shareholders.
Bremer shareholders should be aware that some of Bremer’s directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of the other Bremer shareholders generally. These interests and arrangements may create potential conflicts of interest. The Bremer board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement and in recommending that Bremer shareholders vote in favor of approving and adopting the merger agreement.
For a more complete description of these interests, see “The Mergers — Interests of Bremer’s Directors and Executive Officers in the Mergers.”
Termination of the merger agreement could negatively impact Bremer.
If the merger agreement is terminated, there may be various adverse consequences, and Bremer may experience negative reactions from its customers and employees. If the merger agreement is terminated under certain circumstances, Bremer may be required to pay Old National a termination fee of $55,000,000.
Old National and Bremer will be subject to business uncertainties and contractual restrictions while the mergers are pending, which could disrupt Old National’s and Bremer’s relationships with their customers, suppliers, business partners and others, as well as their operating results and business generally.
Whether or not the mergers are ultimately consummated, uncertainty about the effect of the mergers on employees and customers may have an adverse effect on Old National and Bremer and, consequently, the combined company. These uncertainties may impair Old National’s and Bremer’s ability to attract, retain and motivate key personnel until the mergers are completed, and could cause customers and others that deal with Old National or Bremer to seek to change existing business relationships with Old National or Bremer, respectively. In addition, subject to certain exceptions, Bremer and Old National have each agreed to operate its business in the ordinary course consistent with past practice in all material respects and use reasonable best efforts to preserve its business organization, employees and business relationships prior to the closing of the mergers. See “The Merger Agreement — Covenants and Agreements” for a description of the restrictive covenants applicable to Bremer and Old National.
The shares of Old National common stock to be received by Bremer shareholders as a result of the mergers will have different rights from the shares of Bremer common stock.
In the mergers, Bremer shareholders will become Old National shareholders and their rights as Old National shareholders will be governed by Indiana law and the governing documents of Old National following the mergers. The rights associated with Old National common stock are different from the rights associated with Bremer common stock. See “Comparison of Shareholders’ Rights” for a discussion of the different rights associated with Old National common stock.
Old National and Bremer are expected to incur significant costs related to the mergers and integration. If the mergers are not completed, Old National and Bremer will have incurred substantial expenses without realizing the expected benefits of the mergers.
Each of Old National and Bremer has incurred and will incur substantial expenses in connection with the negotiation and completion of the mergers. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit- related costs, filing fees and other regulatory fees, printing costs and other related costs. Some of these costs are payable by either Old National or Bremer regardless of whether or not the mergers are completed. If the mergers are not completed, Old National and Bremer would have to recognize these expenses without realizing the expected benefits of the mergers.
The merger agreement limits Bremer’s ability to pursue alternative acquisition proposals, requires Bremer to pay a termination fee of $55,000,000 under limited circumstances, including circumstances relating to other acquisition proposals.
The merger agreement prohibits Bremer from initiating, soliciting, knowingly encouraging or knowingly facilitating certain alternative third-party acquisition proposals. For further information, see “The Merger Agreement — Agreement Not to Solicit Other Offers.” The merger agreement also provides that Bremer will be required to pay a termination fee to Old National in the amount of $55,000,000 in the event that the merger agreement is terminated under certain circumstances, including an adverse recommendation change by the Bremer board of directors. For further information, see “The Merger Agreement — Termination

Fee.” These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Bremer from considering or proposing such an acquisition.
Bremer shareholders will have a reduced ownership and voting interest in the combined company after the mergers and will exercise less influence over management, as compared to their ownership and voting interests in Bremer.
Bremer shareholders currently have the right to vote in the election of the Bremer board of directors and on other matters affecting Bremer. Upon completion of the mergers, each Bremer shareholder who receives shares of Old National common stock will become an Old National shareholder and will have the right to vote in the election of directors and on other matters, but with a percentage ownership of Old National that is smaller than such shareholder’s current percentage ownership of Bremer. Based on the number of shares of Bremer common stock outstanding on November 25, 2024, the date of the merger agreement, and the shares of Old National common stock expected to be issued in the mergers, the Bremer shareholders as a group will receive shares in the mergers constituting approximately 13.59% of the outstanding shares of Old National common stock immediately after the mergers have been completed. Because of this, Bremer shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of Bremer.
The fairness opinion received by the Bremer board of directors from J.P. Morgan has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the date of such opinion.
The fairness opinion of J.P. Morgan was rendered to the Bremer board of directors on November 24, 2024. Changes in the operations and prospects of Bremer, general market and economic conditions and other factors which may be beyond the control of Bremer may have altered the value of Bremer and/or the value of the merger consideration to be received by Bremer shareholders in the mergers. The opinion from J.P. Morgan, dated November 24, 2024 and attached to this proxy statement/prospectus as Annex D, does not speak as of any date other than the date of such opinion.
Risks Relating to Old National’s Business
You should read and consider risk factors specific to Old National’s business that may also affect the combined company after consummation of the mergers and your ownership of Old National common stock. These risks are described in the sections entitled “Risk Factors” in Old National’s Annual Report on Form 10-K for the year ended December 31, 2023 and in other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
Introduction
The following unaudited pro forma condensed combined financial data is based on the separate historical financial statements of Old National and Bremer after giving effect to the mergers. The unaudited pro forma condensed combined financial data has been prepared in accordance with Article 11 of Regulation S-X of the SEC and should be read in conjunction with the accompanying notes.
The unaudited pro forma condensed combined balance sheet as of September 30, 2024 combines the unaudited consolidated balance sheet of Old National as of September 30, 2024 with the unaudited consolidated balance sheet of Bremer as of September 30, 2024, giving effect to adjustments that depict the accounting for the mergers and the full physical settlement of the forward sale agreements. See “Description of Old National Capital Stock — Old National Common Stock — Forward Sale Agreements” for more information on the forward sale agreements.
The unaudited pro forma condensed combined statement of income for the year ended December 31, 2023, combines the audited consolidated statement of income of Old National for the year ended December 31, 2023, with the audited consolidated statement of income of Bremer for the year ended December 31, 2023, giving effect to the accounting for the mergers and the forward sale agreements as if adjustments were made and the full physical settlement of the forward sale agreements occurred on January 1, 2023.
The unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2024, combines the unaudited consolidated statement of income of Old National for the nine months ended September 30, 2024, with the unaudited consolidated statement of income of Bremer for the nine months ended September 30, 2024, giving effect to adjustments that depict the accounting for the mergers and the forward sale agreements as if adjustments were made and the full physical settlement of the forward sale agreements occurred on January 1, 2023. Old National’s acquisition of CapStar Financial Holdings, Inc., which was completed on April 1, 2024, is not reflected in the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2024 as presented below, as such acquisition (individually, and when considered together with all other individually insignificant transactions by Old National since December 31, 2023) was not considered significant under Regulation S-X.
The unaudited pro forma condensed combined financial data was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included or incorporated by reference into this proxy statement/prospectus:
•
The historical audited consolidated financial statements of Old National as of and for the year ended December 31, 2023 (included in Old National’s Annual Report on Form 10-K for the year ended December 31, 2023);

•
The historical unaudited consolidated financial statements of Old National as of and for the nine months ended September 30, 2024 (included in Old National’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024);

•
The historical audited consolidated financial statements of Bremer as of and for the year ended December 31, 2023 (included in this proxy statement/prospectus); and

•
The historical unaudited consolidated financial statements of Bremer as of and for the nine months ended September 30, 2024 (included in this proxy statement/prospectus).

The unaudited pro forma condensed combined financial data should also be read together with other financial data included elsewhere or incorporated by reference into this proxy statement/prospectus.
The foregoing historical financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The unaudited pro forma condensed combined financial data have been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial data. The pro forma adjustments reflect transaction accounting adjustments related to the mergers and the forward sale agreements, all of which are discussed in further detail below. Amounts presented reflect the accounting for the acquisition of Bremer by Old National. The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and does not purport to represent the combined company’s consolidated results of operations or consolidated financial position that would actually have occurred had the mergers been consummated and the forward sale agreements been fully physically settled on the dates assumed or to project the combined company’s consolidated results of operations or consolidated financial position for any future date or period.
The unaudited pro forma condensed combined financial data appearing below also does not consider any potential effects of changes in market conditions, certain asset dispositions, cost savings, or revenue synergies, among other factors discussed in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” and, accordingly, does not attempt to predict or suggest future results. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial data is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon consummation of the mergers.
Accounting for the Mergers
The acquisition of Bremer will be accounted for using the acquisition method of accounting. The total purchase price will be allocated to the tangible and intangible assets and liabilities acquired based on their respective fair values. The allocation of the purchase price reflected in the following unaudited pro forma condensed combined financial data is preliminary and is subject to adjustment upon receipt of, among other things, appraisals of some of the assets and liabilities of Bremer. Upon consummation of the mergers, a final determination of the fair values of Bremer assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase price as compared with the information shown in the unaudited pro forma condensed combined financial data may change the amount of the total purchase consideration allocated to goodwill, deferred taxes, and other assets and liabilities, and may impact the combined company’s statement of income.
Forward Sale Agreements
In connection with the forward sale agreements, the forward purchaser or its affiliate borrowed from third parties an aggregate of 21,904,762 shares of Old National common stock. The forward sale agreements are classified as equity instruments under ASC 815-40 Contracts in Entity’s Own Equity.
Old National expects to physically settle the forward sale agreements at the offering size of $460.0 million (by the delivery of shares of Old National common stock) and receive proceeds from the sale of those shares of Old National common stock upon one or more forward settlement dates within approximately 12 months from the date of the forward sale agreements. Old National may also elect cash settlement or net share settlement for all or a portion of Old National’s obligations under the forward sale agreements. If Old National elects to cash settle or net share settle the forward sale agreements, then Old National may not receive any proceeds from the issuance of shares of Old National common stock in respect of the forward sale agreements, and Old National will instead receive or pay cash (in the case of cash settlement) or receive or deliver shares of Old National common stock (in the case of net share settlement).
Basis of Pro Forma Presentation
The historical financial data of Old National and Bremer have been adjusted to give pro forma effect to the transaction accounting required for the mergers and the forward sale agreements. The adjustments in the unaudited pro forma condensed combined financial data have been identified and presented to provide relevant information necessary to evaluate the financial overview of the combined company upon closing of the mergers and full physical settlement of the forward sale agreements.
The unaudited pro forma condensed combined financial data is not necessarily indicative of what the combined company’s balance sheet or statement of income would have been had the mergers been completed and the forward sale agreements been fully physically settled as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved because of the mergers. Bremer and Old National have not had any historical material relationship before the mergers. Accordingly, no pro forma adjustments were required to eliminate activities among the companies.
PRO FORMA CONDENSED COMBINED BALANCE SHEET
	September 30, 2024
			Transaction Accounting Adjustments
(dollars in thousands)	Historical ONB	Historical Bremer	Fair Value	Other	Reference	Pro Forma Combined
Assets
Cash and due from banks	$498,120	$301,387	$(315,000)	$307,000	A, B, C	$791,507
Money market and other interest-earning investments	693,450	—	—	—		693,450
Investment securities	10,869,749	3,611,145	(384,000)	—	D	14,096,894
Loans held for sale	62,376	11,375	—	—		73,751
Loans	36,400,643	11,524,549	(665,000)	—	E	47,260,192
Allowance for credit losses	(380,840)	(105,797)	(4,203)	(80,000)	F, G	(570,840)
Net loans	36,019,803	11,418,752	(669,203)	(80,000)		46,689,352
Premises and equipment, net	599,528	151,345	—	—		750,873
Goodwill	2,176,999	112,686	413,716	—	H	2,703,401
Other intangible assets	128,085	648	498,868	—	I	627,601
Company-owned life insurance	863,723	177,935	—	—		1,041,658
Accrued interest receivable and other assets	1,690,460	423,606	263,000	21,250	J, K	2,398,316
Total assets	$53,602,293	$16,208,879	$(192,619)	$248,250		$69,866,803
Liabilities and shareholders’ equity
Noninterest-bearing demand deposits	$9,429,285	$3,756,503	$—	$—		$13,185,788
Interest-bearing deposits	31,416,461	9,472,453	—	—		40,888,914
Borrowings	5,449,096	1,161,759	18,000	—	L	6,628,855
Accrued expenses and other liabilities	940,153	302,253	122,000	5,000	M, N	1,369,406
Total liabilities	47,234,995	14,692,968	140,000	5,000		62,072,963
Preferred stock	230,500	—	—	—		230,500
Common stock	318,955	123,892	(73,710)	21,905	O, B	391,042
Capital surplus	4,560,576	—	1,133,110	438,095	O, B	6,131,781
Retained earnings	1,861,023	1,574,294	(1,574,294)	(216,750)	O, P	1,644,273
Accumulated other comprehensive income (loss), net of tax	(603,756)	(182,275)	182,275	—	O	(603,756)
Total shareholders’ equity	6,367,298	1,515,911	(332,619)	243,250		7,793,840
Total liabilities and shareholders’ equity	$53,602,293	$16,208,879	$(192,619)	$248,250		$69,866,803
See accompanying notes to pro forma condensed combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
	For the Nine Months Ended September 30, 2024
			Transaction Accounting Adjustments
(dollars and shares in thousands, except per share data)	Historical ONB	Historical Bremer	Fair Value	Other	Reference	Pro Forma Combined
Interest income
Loans, including fees	$1,633,459	$491,790	$106,875	$—	Q	$2,232,124
Investment securities	273,118	76,804	57,600	—	R	407,522
Other	32,992	12,148	—	—		45,140
Total interest income	1,939,569	580,742	164,475	—		2,684,786
Interest expense
Deposits	630,972	215,258	—	—		846,230
Borrowings	171,994	55,569	(5,400)	—	S	222,163
Total interest expense	802,966	270,827	(5,400)	—		1,068,393
Net interest income	1,136,603	309,915	169,875	—		1,616,393
Provision for credit losses	83,602	16,682	—	—		100,284
Net interest income after provision for credit losses	1,053,001	293,233	169,875	—		1,516,109
Wealth and investment services fees	86,779	28,040	—	—		114,819
Service charges on deposit accounts	57,598	13,733	—	—		71,331
Debit card and ATM fees	32,409	9,267	—	—		41,676
Mortgage banking revenue	19,211	7,361	—	—		26,572
Other income	62,934	39,679	—	—		102,613
Total noninterest income	258,931	98,080	—	—		357,011
Salaries and employee benefits	456,490	161,408	—	—		617,898
Occupancy	80,696	13,864	—	—		94,560
Equipment	27,263	19,666	—	—		46,929
Technology	67,368	15,276	—	—		82,644
Professional fees	24,236	20,226	—	—		44,462
Amortization of intangibles	20,291	87	60,886	—	T	81,264
Other expense	141,255	51,049	—	—		192,304
Total noninterest expense	817,599	281,576	60,886	—		1,160,061
Income before income taxes	494,333	109,737	108,989	—		713,059
Income tax expense	109,018	18,605	27,247	—	U	154,870
Net income	385,315	91,132	81,742	—		558,189
Preferred dividends	(12,101)	—	—	—		(12,101)
Net income applicable to common shareholders	$373,214	$91,132	$81,742	$—		$546,088
Net income per common share
Basic	$1.21	$7.59				$1.44
Diluted	$1.21	$7.59				$1.43
Average common shares outstanding
Basic	307,426	12,000	38,182	21,905	V, B	379,513
Diluted	308,605	12,000	38,182	21,905	V, B	380,692
See accompanying notes to pro forma condensed combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
	For the Year Ended December 31, 2023
			Transaction Accounting Adjustments
(dollars and shares in thousands, except per share data)	Historical ONB	Historical Bremer	Fair Value	Other	Reference	Pro Forma Combined
Interest income
Loans, including fees	$1,860,077	$589,495	$166,250	$—	Q	$2,615,822
Investment securities	307,061	97,591	76,800	—	R	481,452
Other	39,683	23,279	—	—		62,962
Total interest income	2,206,821	710,365	243,050	—		3,160,236
Interest expense
Deposits	484,360	191,529	—	—		675,889
Borrowings	219,308	80,455	(7,200)	—	S	292,563
Total interest expense	703,668	271,984	(7,200)	—		968,452
Net interest income	1,503,153	438,381	250,250	—		2,191,784
Provision for credit losses	58,887	19,187	—	85,000	G, N	163,074
Net interest income after provision for credit losses	1,444,266	419,194	250,250	(85,000)		2,028,710
Wealth and investment services fees	107,784	37,106	—	—		144,890
Service charges on deposit accounts	71,945	18,290	—	—		90,235
Debit card and ATM fees	42,153	9,925	—	—		52,078
Mortgage banking revenue	16,319	10,486	—	—		26,805
Other income	95,141	31,888	—	—		127,029
Total noninterest income	333,342	107,695	—	—		441,037
Salaries and employee benefits	546,364	207,595	—	—		753,959
Occupancy	106,676	20,794	—	—		127,470
Equipment	32,163	23,172	—	—		55,335
Technology	80,343	17,531	—	—		97,874
Professional fees	27,335	26,647	—	—		53,982
Amortization of intangibles	24,155	153	90,124	—	T	114,432
Merger-related costs	—	—	—	194,000	C	194,000
Other expense	209,270	74,581	—	—		283,851
Total noninterest expense	1,026,306	370,473	90,124	194,000		1,680,903
Income before income taxes	751,302	156,416	160,126	(279,000)		788,844
Income tax expense	169,310	32,408	40,031	(69,750)	U	171,999
Net income	581,992	124,008	120,095	(209,250)		616,845
Preferred dividends	(16,135)	—	—	—		(16,135)
Net income applicable to common shareholders	$565,857	$124,008	$120,095	$(209,250)		$600,710
Net income per common share
Basic	$1.95	$10.33				$1.66
Diluted	$1.94	$10.33				$1.65
Average common shares outstanding
Basic	290,748	12,000	38,182	21,905	V, B	362,835
Diluted	291,855	12,000	38,182	21,905	V, B	363,942
See accompanying notes to pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)
Note 1 — Basis of Presentation
The pro forma condensed combined financial information and explanatory notes have been prepared to illustrate the effects of the mergers under the acquisition method of accounting with Old National as the acquirer. The pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial condition or results of operations of Old National had the companies been combined and had the forward sale agreements been physically settled at the beginning of each period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of Old National following the mergers. Under the acquisition method of accounting, the assets and liabilities of Bremer, as of the effective time of the mergers, will be recorded by Old National in most cases at their respective fair values and the excess of the merger consideration over the fair value of Bremer’s net assets will be allocated to goodwill.
In connection with the mergers, which are currently expected to be completed in the middle of 2025 subject to the satisfaction of customary closing conditions, each share of Bremer common stock issued and outstanding immediately prior to the effective time (except for dissenting shares, shares of treasury stock or shares owned by Bremer, Old National or ONB Merger Sub, in each case other than shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or held, directly or indirectly as a result of debts previously contracted) will be converted into the right to receive (i) $26.22 in cash without interest, and (ii) 4.182 shares Old National common stock, valuing merger consideration payable to holders of Bremer common stock at approximately $1.5 billion based on the closing stock price of Old National common stock of $23.58 as of January 28, 2025 on the NASDAQ Stock Exchange.
The pro forma allocation of the purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the effective time of the mergers. Adjustments may include, but not be limited to, changes in (i) Bremer’s balance sheet through the effective time; (ii) the aggregate value of merger consideration paid if the price of shares of Old National common stock varies from the assumed $23.58 per share; and (iii) the underlying values of assets and liabilities if market and credit conditions differ from current assumptions.
Note 2 — Preliminary Purchase Price Allocation
The following table summarizes the estimated total purchase price with a sensitivity analysis assuming a 10% increase and 10% decrease in the price per share of Old National common stock from the baseline price, which is the closing price of Old National common stock reported on the NASDAQ Stock Exchange as of January 28, 2025, with its impact on the preliminary goodwill.
(dollars in thousands, except per share data)	January 28, 2025	10% Increase	10% Decrease
Common shares of Bremer	12,000,000	12,000,000	12,000,000
Exchange ratio	4.182	4.182	4.182
Old National shares issued	50,182,000	50,182,000	50,182,000
Price per share of Old National common stock	$23.58	$25.94	$21.22
Preliminary fair value of consideration for common stock	$1,183,292	$1,301,721	$1,064,862
Cash consideration paid	315,000	315,000	315,000
Total pro forma purchase price consideration	$1,498,292	$1,616,721	$1,379,862
Preliminary goodwill	$526,402	$644,831	$407,972
The following table sets forth a preliminary allocation of the estimated total purchase price to the fair value of Bremer’s assets and liabilities as of Bremer’s unaudited consolidated balance sheet as of September 30, 2024, with the excess recorded as goodwill (in thousands).

Assets
Cash and due from banks(1)	$(13,613)
Money market and other interest-earning investments	—
Investment securities	3,227,145
Loans held for sale	11,375
Loans, net of allowance for credit losses	10,749,549
Premises and equipment	151,345
Other intangible assets	499,516
Company-owned life insurance	177,935
Accrued interest receivable and other assets	686,606
Total assets acquired	$15,489,858
Liabilities and shareholders’ equity
Noninterest-bearing demand deposits	$3,756,503
Interest-bearing deposits	9,472,453
Total borrowings	1,179,759
Other liabilities	424,253
Total liabilities	14,832,968
Net assets acquired	656,890
Preliminary goodwill	$526,402

(1)
Reflects the impact of the $315.0 million cash portion of consideration paid in accordance with the merger agreement.

Note 3 — Pro Forma Adjustments
A)
Represents the $315.0 million cash portion of the merger consideration payable to holders of Bremer common stock in accordance with the merger agreement.

B)
Represents the receipt of $460.0 million from the forward purchaser and the issuance of 21,904,762 shares, in accordance with the terms of the forward sale agreements and assuming such shares are issued at the forward sale price of $21.00 per share (before underwriting discounts and commissions) and that the forward sale agreements have been fully physically settled.

C)
Represents pre-tax nonrecurring merger-related costs of $194.0 million (net of tax $153.0 million) expected to be incurred as a result of the mergers and forward sale agreements and assuming such costs are incurred after closing of the mergers.

D)
Adjustments to reflect preliminary estimate of Bremer’s securities portfolio fair value based on estimates of expected cash flows and current interest rates.

E)
Adjustments to loans based on preliminary valuation include the following (i) adjustments for credit deterioration in the acquired loan portfolio, (ii) an interest rate mark based on current market interest rates and spreads, and (iii) a gross up of PCD loans, each as reflected in the following table:

Adjustments to loans
To record fair value related to the interest rate component of the loan portfolio	$(585,000)
To record fair value related to the credit component of the loan portfolio	(190,000)
To record the purchased credit deteriorated loan CECL gross-up	110,000
Total adjustment to loans	$(665,000)

F)
Adjustments to allowance for credit losses that consist of (i) an adjustment to reverse Bremer’s existing allowance for credit losses, (ii) the credit mark on purchased credit deteriorated loans, and (iii) an additional allowance for non-PCD loans under CECL which will be recognized through the income statement of the combined company following the consummation of the mergers, each as reflected in the following table:

Adjustments to allowance for credit losses on loans
Eliminate Bremer’s allowance for credit losses at closing	$105,797
Increase in the allowance for credit losses for gross-up for estimate of lifetime credit losses for purchased credit deteriorated (“PCD”) loans	(110,000)
Total fair value adjustments to allowance for credit losses	(4,203)
Provision for estimated lifetime credit losses for non-PCD loans	(80,000)
Total transaction accounting adjustments to allowance for credit losses	$(84,203)

G)
Provision for estimated lifetime credit losses for non-PCD loans of $80,000 to be recorded immediately following consummation of the mergers.

H)
Adjustments to eliminate Bremer’s historical goodwill of $112,686 and to record estimated goodwill associated with the mergers of $526,402.

I)
Adjustments to eliminate Bremer’s historical intangible assets of $648 and to record estimated core deposit and customer relationship intangibles associated with the mergers of $499,516.

J)
Adjustments to deferred tax assets to reflect the effects of acquisition accounting adjustments, using an estimated blended federal and state statutory tax rate of 25%.

K)
Adjustments to deferred tax assets to record the income tax effect of the $80,000 provision for credit losses for non-PCD loans and $5,000 provision for credit losses on unfunded loan commitments, using an estimated blended federal and state statutory tax rate of 25%.

L)
Adjustments to reflect preliminary estimate of fair value of Bremer’s Federal Home Loan Bank advances, subordinated debt and junior subordinated debentures based on current market rates and spreads for similar instruments.

M)
Adjustments to deferred tax liabilities of $125,000 to reflect the effects of acquisition accounting adjustments and to eliminate Bremer’s existing allowance for credit losses on unfunded commitments of $3,000, using an estimated blended federal and state statutory tax rate of 25%.

N)
Provision for estimated lifetime credit losses for non-PCD unfunded loan commitments of $5,000 to be recorded immediately following consummation of the mergers.

O)
Adjustments to eliminate Bremer’s historical common stock and to record the issuance of Old National common shares to holders of Bremer common stock, which as of January 28, 2025, were valued at approximately $1,183,292, with estimated values of $50,182 to common stock and $1,133,110 to capital surplus.

P)
Adjustments to retained earnings to reflect the after-tax effect of the provision for credit losses for non-PCD loans and unfunded commitments of $63,750 and nonrecurring merger-related costs expected to be incurred as a result of the mergers of $153,000.

Q)
Net adjustments to interest income to record estimated accretion of discounts on loans associated with the mergers, which such discount is expected to be accreted over seven years using the sum-of-years digits method.

R)
Net adjustments to interest income to record estimated accretion of discounts on investment securities associated with the mergers, which such discount is expected to be accreted over five years using the straight-line method.

S)
Adjustments to interest expense to record amortization of net premiums on acquired borrowings associated with the mergers, which such premium is expected to be amortized over two and a half years using the straight-line method.
T)
Net adjustments to intangible amortization expense to eliminate Bremer’s historical intangible amortization expense and to record estimated amortization associated with the mergers. The discounts on the core deposit intangible and the customer relationship intangible are expected to be amortized over 10 and 13 years, respectively, using the sum-of-years digits method.

U)
Adjustment to income tax expense as a result of the transaction accounting adjustments, using an estimated blended federal and state statutory tax rate of 25%.

V)
Adjustments to weighted-average common shares outstanding to eliminate weighted-average shares of Bremer common stock outstanding and to record shares of Old National common stock outstanding using the exchange ratio of 4.182 per the merger agreement.

INFORMATION ABOUT THE BREMER SPECIAL MEETING
This section contains information for holders of Bremer common stock about the special meeting that Bremer has called to allow holders of Bremer common stock to consider and vote on the merger agreement and other related matters. This proxy statement/prospectus is accompanied by a notice of the special meeting of holders of Bremer common stock and a form of proxy card and/or, if applicable, voting instruction card(s), that the Bremer board of directors is soliciting for use by the holders of Bremer common stock at the special meeting of shareholders and at any adjournments or postponements of the special meeting.
Time, Date, and Place
The Bremer special meeting of shareholders will be held virtually via the Internet on Friday, March 7, 2025, at 8:00 a.m. Central Time. Even if you plan to attend the Bremer special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the special meeting.
Matters to Be Considered
At the Bremer special meeting of shareholders, holders of Bremer common stock will be asked to consider and vote on the following proposals:
•
the merger proposal; and

•
the adjournment proposal.

Recommendation of The Bremer Board of Directors
The Bremer board of directors unanimously recommends that Bremer shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal. For the factors considered by the Bremer board of directors in reaching its decision to approve and adopt the merger agreement, see “The Mergers — Bremer’s Reasons for the Mergers; Recommendation of Bremer’s Board of Directors.”
Record Date and Quorum
The Bremer board of directors has fixed the close of business on January 24, 2025 as the record date for the Bremer special meeting. Only holders of record of Bremer common stock as of the close of business on the record date are entitled to notice of, and to vote at, the Bremer special meeting, or any adjournment or postponement thereof.
A majority of the voting power of the shares entitled to vote at the meeting, present virtually or represented by proxy, shall constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.
Each holder of Bremer common stock is entitled to cast one (1) vote on each matter voted on at the special meeting for each share of Bremer common stock that such holder owned of record as of the record date. As of the close of business on the record date for the Bremer special meeting, there were 11,999,785 outstanding shares of Bremer common stock.
The trustees of the Otto Bremer Trust have entered into a trustee voting agreement with Old National, and each of the directors of Bremer (other than the trustees of the Otto Bremer Trust, who have separately entered into the trustee voting agreement) has entered into director voting agreement with Old National. Pursuant to such voting agreements, the trustees and directors, as applicable, have agreed to vote “FOR” the approval and adoption of the merger agreement and “FOR” the adjournment proposal, subject to the terms of the trustee voting agreement and director voting agreement, as applicable. As of the record date for the Bremer special meeting, the Otto Bremer Trust and directors collectively beneficially owned 86.20% of the outstanding shares of Bremer common stock.

Required Vote
Merger proposal
•
Vote required:   Approval of the merger proposal requires the affirmative vote of a majority of the voting power of all shares of Bremer common stock entitled to vote thereon. Shares of Bremer Class A common stock and Bremer Class B common stock outstanding as of the record date will be entitled to vote together on the merger proposal.

•
Effect of abstentions and failures to vote:   If you fail to vote (or fail to provide voting instructions for any Bremer 401(k) Plan shares or Bremer ESOP shares) or mark “ABSTAIN” on your proxy card with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal. If you hold Bremer 401(k) Plan shares or Bremer ESOP shares, please read the voting instructions below for further information.

Adjournment proposal
•
Vote required:   Whether or not a quorum is present, approval of the adjournment proposal requires the affirmative vote of a majority of the voting power of the shares of Bremer common stock present at the special meeting and entitled to vote thereon. Shares of Bremer Class A common stock and Bremer Class B common stock outstanding as of the record date and present at the special meeting will be entitled to vote together on the adjournment proposal.

•
Effect of abstentions and failures to vote:   If you mark “ABSTAIN” on your proxy card with respect to the adjournment proposal, it will have the same effect as a vote “AGAINST” the proposal. If you fail to vote (or fail to provide voting instructions for any Bremer 401(k) Plan shares or Bremer ESOP shares) with respect to the adjournment proposal, it will have no effect on the outcome of the proposal. If you hold Bremer 401(k) Plan shares or Bremer ESOP shares, please read the voting instructions below for further information.

How to Attend and Vote
If you are a record holder of Bremer common stock, you will be able to attend the Bremer special meeting on the Internet and vote during the meeting by visiting www.virtualshareholdermeeting.com/BFCORP2025SM and following the instructions. Please have your 16-digit control number, which can be found on your proxy card, notice or email previously received, to access the meeting. Please review this information prior to the Bremer special meeting to ensure you have access.
If you hold Bremer 401(k) Plan shares or Bremer ESOP shares, please follow the voting instructions below and refer to “Appraisal or Dissenters’ Rights in the Mergers — Exercising Dissenters’ Rights” for additional information regarding the rights associated with such shares.
Even if you plan to attend the Bremer special meeting, we recommend that you vote your shares in advance so that your vote will be counted if you later decide not to or become unable to attend the special meeting. If you hold Bremer 401(k) Plan shares or Bremer ESOP shares, you will not be able to vote these shares during the meeting as the deadline for voting these shares is 10:59 p.m. Central Time on March 3, 2025, which is 72 hours earlier than the general deadline due to these shares being held through the plans.
Proxies
A holder of Bremer common stock may vote by proxy or during the Bremer special meeting. If you hold your shares of Bremer common stock in your name as a holder of record, to submit a proxy, you, as a holder of Bremer common stock, may use one of the following methods:
•
By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•
Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

•
By mail: if you receive a hard copy of this proxy statement/prospectus, by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the special meeting.

If you receive a hard copy of this proxy statement/prospectus and intend to submit your proxy by telephone or through the Internet, you must do so by 10:59 p.m. Central Time on March 6, 2025 or in the case of Bremer 401(k) Plan shares and Bremer ESOP Shares by 10:59 p.m. Central Time on March 3, 2025. If you intend to submit your proxy by mail, your completed proxy card must be received by 10:59 p.m. Central Time on March 6, 2025.
In accordance with Section 302A.436 of the MBCA, Bremer shareholders, including holders of Bremer 401(k) Plan shares and Bremer ESOP shares, that have previously consented to receive notice of Bremer shareholder meetings and related materials via electronic communication will receive the notice of the special meeting and this proxy statement/prospectus via such electronic communication and will not receive a hard copy of this proxy statement/prospectus. All other Bremer shareholders, including holders of Bremer 401(k) Plan shares and Bremer ESOP shares, will receive a hard copy of the notice of the special meeting and this proxy statement/prospectus via the mail.
Bremer requests that holders of Bremer common stock vote by telephone, over the Internet or, if you receive a hard copy of this proxy statement/prospectus, by completing and signing the accompanying proxy card and returning it to Bremer as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Bremer common stock represented by it will be voted at the special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the merger proposal and “FOR” the adjournment proposal.
If you hold Bremer 401(k) Plan shares or Bremer ESOP shares, you must separately vote your holdings in each plan. You may vote the Bremer 401(k) Plan shares and Bremer ESOP shares by telephone, via the Internet or, if you receive a hard copy of this proxy statement/prospectus, by mail by completing, signing, dating and returning the accompanying voting instruction card for these shares in the enclosed postage-paid return envelope as described on the voting instruction card for each plan. If you hold Bremer common stock through both plans, you will have to complete separate voting instructions for each of these holdings in order for all of your shares held through the plans to be voted. The deadline for providing these instructions is 10:59 p.m. Central Time on March 3, 2025, which is 72 hours earlier than the deadline to vote any Bremer common stock that you hold in your name as a shareholder of record. This deadline differs because your voting instructions for the Bremer 401(k) Plan shares and the Bremer ESOP shares will be sent confidentially to the independent trustee for the plans, GreatBanc, which will vote these shares on behalf of plan participants in accordance with each plan participant’s voting instructions or as otherwise required consistent with its fiduciary duties to plan participants under applicable law.
If you do not provide instructions for your Bremer 401(k) Plan shares or Bremer ESOP shares, they will not be voted unless GreatBanc determines that voting the shares is required in accordance with its fiduciary duties to plan participants under applicable law. You may not vote Bremer 401(k) Plan shares or Bremer ESOP shares by returning a proxy card directly to Bremer or by voting at the Bremer special meeting.
Every vote is important. Accordingly, please timely vote via the Internet, by telephone, or, if you receive a hard copy of this proxy statement/prospectus, by mail by completing, signing, dating and returning the enclosed proxy card, whether or not you plan to attend the special meeting. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares at the meeting because you may subsequently revoke your proxy. If you hold Bremer 401(k) Plan shares or Bremer ESOP shares, please timely vote via the Internet, by telephone, or, if you receive a hard copy of this proxy statement/prospectus, by mail by completing, signing, dating and returning the enclosed voting instruction card in the manner described on the voting instruction card for each plan.

Revocation of Proxies
If you are the record holder of Bremer common shares, you may revoke your proxy in any of the following ways:
•
Re-submitting your vote via the Internet or by telephone by 10:59 p.m. Central Time on Marc h 6, 2025;

•
If you receive a hard copy of this proxy statement/prospectus, submitting another properly completed proxy card bearing a later date which is received by 10:59 p.m. Central Time on March 6, 2025;

•
Attending the special meeting virtually and voting at the special meeting via the special meeting website; or

•
Submitting a written notice that you are revoking your proxy. The notice must be sent to Bremer at 380 St. Peter Street, Suite 500, Saint Paul, Minnesota 55102, Attention: Amy J. Dorn, Corporate Secretary, and must be received by 10:59 p.m. Central Time on March 6, 2025.

Attendance at the special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Bremer after the vote will not affect the vote. If the special meeting is postponed or adjourned, it will not affect the ability of holders of Bremer common stock of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
If you hold your stock through the Bremer 401(k) Plan or the Bremer ESOP, you can change your vote by resubmitting your vote via the Internet or by telephone, or, if you receive a hard copy of this proxy statement/prospectus, by submitting another properly completed voting instruction card bearing a later date for these shares, but any changes must be received by 10:59 p.m. Central Time on March 3, 2025, which is 72 hours prior to the deadline for other shareholders.
Solicitation of Proxies
Bremer and Old National will share equally all of the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Bremer. No additional compensation will be paid to Bremer’s directors, officers or employees for solicitation.
Other Matters to Come Before the Special Meeting
Bremer management does not expect any other business to be presented at the special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Bremer board of directors’ recommendations.
Questions and Additional Information
If you have any questions about the special meeting, this proxy statement/prospectus, or your ownership of Bremer common stock, please contact Bremer Financial Corporation, by mail to Bremer at 380 St. Peter Street, Suite 500, Saint Paul, Minnesota 55102, Attention: Amy J. Dorn, Corporate Secretary, by email at ajdorn@bremer.com or by telephone at (651) 964-7145.

BREMER PROPOSALS FOR A VOTE BY SHAREHOLDERS
Proposal No. 1 — Merger Proposal
Bremer is asking holders of Bremer common stock to approve and adopt the merger agreement. Holders of Bremer common stock should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the mergers. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.
After careful consideration, the Bremer board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable and in the best interests of Bremer and its shareholders and (ii) approved and adopted the execution, delivery and performance by Bremer of the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the mergers. See “The Mergers — Bremer’s Reasons for the Mergers; Recommendation of Bremer’s Board of Directors.” Approval of the merger proposal requires the affirmative vote of a majority of the voting power of all shares of Bremer common stock entitled to vote thereon. Shares of Bremer Class A common stock and Bremer Class B common stock outstanding as of the record date will be entitled to vote together on the merger proposal.
The Bremer board of directors unanimously recommends that Bremer shareholders vote “FOR” the merger proposal.
Proposal No. 2 — Adjournment Proposal
Bremer is asking holders of Bremer common stock to vote on a proposal to adjourn the Bremer special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the merger proposal in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposal. If, at the Bremer special meeting, the number of shares of Bremer common stock present or represented and voting in favor of the merger proposal is insufficient to constitute a quorum necessary to conduct the business of the special meeting or approve the merger proposal, Bremer intends to move to adjourn the Bremer special meeting in order to solicit additional proxies for the approval of the merger proposal to the extent permitted under the merger agreement. Whether or not a quorum is present, approval of the adjournment proposal requires the affirmative vote of a majority of the voting power of the shares of Bremer common stock present at the special meeting and entitled to vote thereon. Shares of Bremer Class A common stock and Bremer Class B common stock outstanding as of the record date and present at the special meeting will be entitled to vote together on the adjournment proposal.
The Bremer board of directors unanimously recommends that Bremer shareholders vote “FOR” the adjournment proposal.

INFORMATION ABOUT OLD NATIONAL BANCORP
Old National is a financial holding company and the parent company of Old National Bank, which is the sixth largest commercial bank headquartered in the Midwest. As of December 31, 2024, Old National had total assets of approximately $54 billion, total deposits of approximately $41 billion, total net loans of approximately $36 billion and total assets under management of approximately $30 billion. Old National ranks among the top 30 banking companies headquartered in the U.S. Tracing its roots to 1834, Old National Bank focuses on building long-term, highly valued partnerships with clients while also strengthening and supporting the communities it serves.
Old National Bank operates approximately 270 banking centers located primarily throughout the Midwestern United States, including Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Tennessee and Wisconsin. It provides a range of deposit products and services and earns interest income on loans as well as fee income from the origination of loans, wealth management and investment services, treasury management and other fee-based services. Lending activities include loans to individuals, which primarily consist of home equity lines of credit, residential real estate loans and consumer loans, and loans to commercial clients, which include commercial loans, commercial real estate loans, agricultural loans, letters of credit and lease financing. Residential real estate loans are either kept in its loan portfolio or sold to secondary investors. In addition to providing deposit and lending services, Old National offers comprehensive wealth management, investment and foreign currency services. For businesses, it also provides treasury management, merchant and capital markets services as well as community development lending and equity investment solutions intended to produce jobs and revitalize communities in which it operates.
Old National’s common stock is traded on the NASDAQ Stock Exchange under the symbol “ONB”. The principal executive offices of Old National are located at One Main Street, Evansville, Indiana 47708. Old National’s telephone number is (773) 765-7675 and its website is http://www.oldnational.com.

INFORMATION ABOUT BREMER FINANCIAL CORPORATION
Bremer is a bank holding company that is headquartered in Saint Paul, Minnesota. Bremer operates primarily through its wholly-owned subsidiary, Bremer Bank, a national banking association.
Bremer Bank provides traditional banking and other financial services through its 75 banking centers and approximately 1,500 full time employees (as of December 31, 2024). As of September 30, 2024, Bremer had total assets of approximately $16.2 billion, total deposits of approximately $13.2 billion, total loans of approximately $11.5 billion and total assets under management of $8.1 billion.
The primary products and services provided by Bremer Bank are:
•
Commercial Banking — Bremer Bank offers a full range of banking services to businesses and professionals, including deposit and savings accounts, treasury management services, as well as financing for commercial and industrial needs, owner-occupied real estate, construction and land development and non-owner-occupied income producing real estate.

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Consumer Banking — Bremer Bank offers a full range of banking services to individuals, including deposit and savings accounts as well as residential real estate loans, home equity loans and other consumer loans.

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Wealth Management — Bremer Bank specializes in helping individuals develop sound retirement strategies through investment management, retirement and estate planning, and trust services.

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Insurance Agencies — Bremer Insurance is a local, independent agency serving communities in Minnesota, North Dakota and Wisconsin. Bremer partners with an extensive network of insurance providers to deliver competitively priced insurance solutions for business, agribusiness, organizations, individuals and employees.

Bremer’s executive offices are located at 380 St. Peter Street, Suite 500, Saint Paul, Minnesota 55102. Bremer’s telephone number is (651) 964-7145 and its website is https://www.bremer.com.

THE MERGERS
Terms of the Mergers
Each of the Old National board of directors and the Bremer board of directors has unanimously approved and adopted the merger agreement. Under the merger agreement, ONB Merger Sub will first merge with and into Bremer, with Bremer as the surviving corporation in the first step merger as a wholly-owned subsidiary of Old National. Immediately following the first step merger, and as part of a single, integrated transaction, Bremer will then merge with and into Old National, with Old National as the surviving corporation in the second step merger. Immediately following the second step merger, or at a later time as determined by Old National, Bremer’s wholly-owned banking subsidiary, Bremer Bank, a national banking association, will merge with and into Old National’s wholly-owned banking subsidiary, Old National Bank, a national banking association, with Old National Bank as the surviving bank.
Under the terms and subject to the conditions set forth in the merger agreement, Bremer shareholders will receive cash and Old National common stock for each of their shares of Bremer common stock. At the effective time of the first step merger, each outstanding share of Bremer common stock (except for dissenting shares, shares of treasury stock or shares owned by Bremer, Old National or ONB Merger Sub, in each case other than shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or held, directly or indirectly, as a result of debts previously contracted) will be converted into the right to receive (i) $26.22 in cash without interest and (ii) 4.182 shares of Old National common stock. No fractional shares of Old National common stock will be issued in the mergers and holders of Bremer common stock will be entitled to receive cash in lieu of fractional shares.
Because the merger consideration is comprised of a fixed amount of cash consideration plus a fixed amount of shares of Old National common stock for each share of Bremer common stock, the market value of the merger consideration will fluctuate with the market price of Old National common stock and will not be known at the time Bremer shareholders vote on the merger agreement. Based on the closing stock price of Old National common stock on the NASDAQ Stock Exchange, as reported by The Wall Street Journal, of $23.58 as of January 28, 2025, the value of the per share merger consideration payable to holders of Bremer common stock was approximately $124.83 as of such date. We suggest that you obtain a current market quotation for Old National common stock, which is currently traded on the NASDAQ Stock Exchange under the trading symbol “ONB”.
Based on the number of shares of Bremer common stock outstanding as of the date of the merger agreement, Old National expects to issue approximately 50.2 million shares of Old National common stock to Bremer shareholders upon consummation of the mergers, which will result in current Bremer shareholders owning approximately 13.59% of outstanding Old National common stock.
The mergers cannot be completed unless the merger agreement is approved and adopted by the affirmative vote of a majority of the voting power of all shares of Bremer common stock entitled to vote thereon. The closing of the mergers is also subject to the receipt of approvals of the Federal Reserve and the OCC, and the satisfaction of the other conditions specified in the merger agreement.
Bremer Litigation with the Otto Bremer Trust
In November 2019, Bremer initiated litigation against the trustees of the Otto Bremer Trust relating to the validity of the Otto Bremer Trust’s October 2019 sales of Bremer Class B common stock, which we refer to as the “October 2019 share sales”. The trustees of the Otto Bremer Trust filed counterclaims against certain Bremer executives and directors alleging breaches of fiduciary duty and seeking damages. In addition to the claims and counterclaims in Minnesota state court in the initial matter relating to the October 2019 share sales, captioned Bremer Financial et al. v. S. Brian Lipschultz et al., Court File No. 62-CV-19-8203, related claims were brought in Minnesota state court in 2020 by certain shareholders of Bremer in the matter captioned Ronald E. Hansen et al. v. S. Brian Lipschultz et al., Court File No. 62-CV-20-159, and in 2021 by Bremer in the matter captioned Bremer Financial Corporation v. S. Brian Lipschultz et al., Court File No. 62-CV-21-825. In addition, in July 2023, the trustees of the Otto Bremer Trust filed a petition in Minnesota state court seeking, among other things, an order approving, confirming and ratifying the October 2019 share sales, to which Bremer and certain of its shareholders initially objected.
On July 23, 2024, Bremer, the Otto Bremer Trust and the other parties to the applicable disputes described above reached an agreement to end all litigation between them. Each of the matters described above was dismissed or withdrawn, as applicable, and Bremer and the Otto Bremer Trust announced that in connection with the resolution of the disputes, two of the trustees of the Otto Bremer Trust would join the Bremer board of directors and the parties would work together to redefine the relationship between the Otto Bremer Trust and Bremer. The agreement was memorialized in a settlement agreement entered into on August 2, 2024, which provided for the formation of a transaction working group (the “working group”) comprised of representatives of the Bremer board of directors and the trustees of the Otto Bremer Trust and their designees.
Background of the Mergers
As described under the section “— Bremer Litigation with the Otto Bremer Trust”, following the August 2, 2024 settlement, a transaction working group was established and charged with the goal of developing and recommending to the Bremer board of directors and the trustees of the Otto Bremer Trust a plan for separating the Otto Bremer Trust and Bremer. In accordance with the August 2, 2024 settlement agreement, J.P. Morgan was engaged as financial advisor to Bremer and Keefe, Bruyette and Woods, Inc. (“KBW”) was engaged as financial advisor to the trustees of the Otto Bremer Trust. Bremer and the trustees of the Otto Bremer Trust selected these advisors for a number of reasons, including J.P. Morgan’s and KBW’s respective investment banking experience and familiarity with the industry in which Bremer operates.
Following its formation, the working group met regularly with members of Bremer’s senior management and representatives of J.P. Morgan, KBW and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Bremer’s legal advisor. Members of the working group reported to and discussed with the Bremer board of directors the working group’s activities at each subsequent board meeting. The Otto Bremer Trust also discussed the separation planning with its legal advisor, Sullivan & Cromwell LLP.
At the August 30, 2024 meeting of the working group, representatives of J.P. Morgan and KBW reviewed with the working group preliminary information regarding financial analyses of a potential transaction across multiple interest rate scenarios. Representatives of the financial advisors also discussed with the working group certain potentially interested counterparties if the working group were to determine to pursue a strategic business combination. Following extensive discussion, at the conclusion of the August 30, 2024 meeting, the working group requested that J.P. Morgan and KBW solicit and engage in preliminary discussions with certain counterparties regarding a potential strategic transaction.
As requested by the working group, during the first week of September 2024, J.P. Morgan and KBW contacted 12 potential counterparties, including Old National, to gauge their interest in a potential strategic transaction with Bremer. Of the 12 parties contacted, five such parties, including Old National, entered into customary mutual confidentiality agreements with Bremer. The mutual confidentiality agreements did not contain any standstill provisions, and Bremer did not enter into any exclusivity arrangements with any potential counterparty throughout the transaction process.
On September 11, 2024, the Bremer board of directors held a meeting, which was attended by members of Bremer’s senior management and representatives of J.P. Morgan, KBW and Wachtell Lipton. At this meeting, representatives of J.P. Morgan and KBW discussed with the Bremer board of directors the working group’s process to date, including the potential counterparties contacted, the entry into confidentiality agreements with certain potentially interested parties and a summary of the proposed diligence process. Following discussion, the Bremer board of directors directed Bremer’s senior management, J.P. Morgan and KBW to provide potential counterparties with preliminary due diligence information and seek proposals for a strategic business combination transaction.
Following the September 11, 2024 board meeting, at the instruction of the Bremer board of directors, J.P. Morgan and KBW provided the potential counterparties who had entered into confidentiality agreements with a process letter from Bremer, which, among other things, requested that each of the potential counterparties submit its written nonbinding proposal for a potential strategic transaction with Bremer.

Bremer also granted the counterparties access to an electronic data room containing preliminary due diligence information on Bremer and its subsidiaries. In the weeks that followed, representatives of Bremer senior management, J.P. Morgan, KBW and Wachtell Lipton engaged in discussions and provided responsive due diligence information to potential counterparties. The electronic data room was iteratively updated with additional due diligence information throughout the ensuing transaction process.
On September 25, 2024, Old National submitted a non-binding indication of interest in which it proposed to acquire Bremer in a cash and stock transaction in which Bremer shareholders would receive $10.12 in cash and 5.630 shares of Old National common stock per share of Bremer common stock. Based on the closing price of Old National common stock on September 24, 2024, Old National’s indication of interest represented an implied value of $115.00 per share of Bremer common stock. Old National’s proposal was conditioned on the Otto Bremer Trust, as the holder of 85.96% of the outstanding Bremer common stock, supporting the proposal, including through a voting agreement that would be entered into at announcement of an agreed transaction. In addition to Old National’s proposal, one other financial institution that had entered into a confidentiality agreement with Bremer initially indicated a potential interest in pursuing a strategic transaction, but subsequently withdrew from the transaction process without having ever provided an actionable proposal. None of the other potential counterparties that had entered into confidentiality agreements submitted an indication of interest or other proposal for a strategic transaction with Bremer.
On September 27, 2024, the Bremer board of directors held a meeting with representatives of J.P. Morgan, KBW and Wachtell Lipton in attendance, which included a review of the strategic transaction process and Old National’s preliminary indication of interest. Following discussion, Bremer’s board of directors authorized Bremer’s senior management, with assistance from the outside financial and legal advisors, to continue to advance discussions and the mutual due diligence between Bremer and Old National.
Throughout October and November 2024, members of Bremer senior management and members of Old National senior management, along with representatives of J.P. Morgan, KBW and Old National’s financial advisors, participated in meetings, and the parties exchanged mutual due diligence information.
On October 9, 2024, Bremer’s representatives made available to Old National an initial draft of the merger agreement prepared by Wachtell Lipton.
On November 12, 2024, Old National provided a revised draft of the merger agreement, together with a revised indication of interest in which Old National proposed to acquire Bremer in a cash and stock transaction in which Bremer shareholders would receive $26.22 in cash and 3.962 shares of Old National common stock per share of Bremer common stock. Thereafter, the working group, together with representatives of J.P. Morgan, KBW and Wachtell Lipton, met to review Old National’s revised proposal. Following discussion of the terms of the proposal, the working group directed J.P. Morgan and KBW to seek from Old National a revised proposal that provided for additional consideration to Bremer shareholders, and requested that Bremer’s senior management, with the assistance of J.P. Morgan, KBW and Wachtell Lipton, advance all other aspects of the negotiations and diligence processes so as to enable the working group to make a determination about whether to recommend Old National’s proposed transaction to the Bremer board of directors. Following such meetings, representatives of J.P. Morgan and KBW communicated to representatives of Old National the request for a revised proposal.
Following additional discussions between Bremer, J.P. Morgan, KBW and Wachtell Lipton, on the one hand, and Old National and its advisors, on the other hand, on November 16, 2024, representatives of Old National communicated a revised proposal with enhanced consideration. Under the revised proposal, Bremer shareholders would receive $26.22 in cash and 4.182 shares of Old National common stock per share of Bremer common stock, an increase from the prior proposal of 0.22 shares of Old National common stock per share of Bremer common stock. Bremer and Old National also aligned on a timeline for completing mutual due diligence and finalizing definitive transaction documents, and agreed to work towards announcing a transaction on November 25, 2024.
During the week of November 18, 2024, representatives of Bremer, Old National and the trustees of the Otto Bremer Trust, along with their respective financial and legal advisors, continued to negotiate the merger agreement and ancillary transaction documentation, including the investor agreement (an initial draft of which was provided to representatives of Old National by representatives of Bremer on November 19, 2024), the trustee voting agreement (an initial draft of which was provided to representatives of Old National by representatives of Bremer on October 29, 2024) and the director voting agreements (an initial draft of which was provided to representatives of Bremer by representatives of Old National on November 22, 2024), and engaged in continued discussions regarding due diligence and other matters related to the potential transaction.
On November 21, 2024, the working group held a meeting, which was also attended by representatives of J.P. Morgan, KBW and Wachtell Lipton. At the meeting, representatives of J.P. Morgan and KBW reviewed with the working group Old National’s revised proposal of $26.22 in cash and 4.182 shares of Old National common stock per share of Bremer common stock, and representatives of Wachtell Lipton summarized the latest terms and conditions of the transaction agreements. The working group and the advisors discussed various aspects of the Old National proposal, including with respect to the implied valuation of Bremer, the relative proportions of cash and stock consideration proposed, transaction rationale and strategy, corporate culture, the anticipated regulatory approval process and the impact on Bremer employees and communities, including the availability of banking services in underserved rural communities in Bremer’s footprint. Following this discussion, the members of the working group, including each of the representatives of the Otto Bremer Trust, unanimously determined to recommend to Bremer’s board of directors that Bremer pursue the proposed transaction with Old National.
Later on November 21, 2024, the Bremer board of directors held a special meeting, which was attended by representatives of Bremer senior management, J.P. Morgan, KBW and Wachtell Lipton. At this meeting, members of Bremer senior management, the financial advisors and Wachtell Lipton provided an update on the proposed transaction with Old National, including the results of the due diligence process and the unanimous recommendation of the working group that Bremer pursue the proposed transaction with Old National. Representatives of J.P. Morgan reviewed with the Bremer board of directors J.P. Morgan’s preliminary analyses of Old National’s revised proposal. Representatives of Wachtell Lipton also reviewed the fiduciary duties of the directors in the context of the transaction and summarized the key terms of the latest drafts of the merger agreement and other transaction documents. The Bremer board of directors and the advisors discussed various aspects of the proposed transaction, including with respect to the implied valuation of Bremer, the relative proportions of cash and stock consideration proposed, transaction rationale and strategy, corporate culture, the anticipated regulatory approval process and the impact on Bremer employees and communities, including the availability of banking services in underserved rural communities in Bremer’s footprint. Following an extensive discussion, the Bremer board of directors indicated it was supportive of the proposed transaction on the terms discussed, and authorized Bremer senior management to continue to work with Bremer’s legal advisor to finalize the transaction documentation.
During the period from November 21 through November 24, representatives of Bremer, Old National and the Otto Bremer Trust and their respective legal advisors worked to finalize the merger agreement and related transaction documentation, including the investor agreement, the trustee voting agreement and the director voting agreements.
On November 24, 2024, the Bremer board of directors held a special meeting to consider the final negotiated terms of the proposed transaction and entry into the merger agreement. Members of Bremer senior management and representatives of J.P. Morgan, KBW and Wachtell Lipton were also present at the meeting. At this meeting, representatives of J.P. Morgan reviewed with the Bremer board of directors J.P. Morgan’s financial analysis of the potential transaction based on the revised Old National proposal of $26.22 in cash and 4.182 shares of Old National common stock per share of Bremer common stock. Representatives of Wachtell Lipton reviewed the final terms of the merger agreement and the other transaction documentation and reviewed the fiduciary duties of the directors in the context of the transaction, as they had previously done. Representatives of Wachtell Lipton also outlined the proposed resolutions that the Bremer board of directors would be asked to adopt if it were to approve the proposed transaction. Following extensive discussion and questions and answers, J.P. Morgan rendered its oral opinion to the Bremer board of directors, which was subsequently confirmed by delivery of a written opinion, dated November 24, 2024, to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion, the merger consideration to be paid to the holders of Bremer common stock in the first step merger was fair, from a financial point of view, to such holders. See the section entitled “— Opinion of Bremer’s Financial Advisor” for more information. After considering the proposed terms of the merger agreement and the mergers and the various presentations made to the Bremer board of directors by Bremer’s financial and legal advisors, and taking into consideration the matters discussed during the meeting and prior meetings of Bremer’s board of directors, including consideration of the factors described under “— Bremer’s Reasons for the Mergers; Recommendation of Bremer’s Board of Directors”, the Bremer board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Bremer and its shareholders and resolved to approve and adopt the merger agreement and the transactions contemplated thereby, including the mergers, to authorize management to execute the merger agreement, to submit the merger agreement to a vote of Bremer shareholders and to recommend to Bremer’s shareholders that they approve the merger agreement.
On November 25, 2024, Bremer and Old National executed the merger agreement, each of the trustees of the Otto Bremer Trust and Old National executed the investor agreement and the trustee voting agreement, and each of the other directors of Bremer and Old National executed a director voting agreement. Prior to the opening of the financial markets, Bremer and Old National issued a joint press release to publicly announce the execution of the merger agreement and Old National held an investor call relating to the announced transaction.
Bremer’s Reasons for the Mergers; Recommendation of Bremer’s Board of Directors
The Bremer board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are in the best interests of Bremer and its shareholders. In reaching its determination, the Bremer board of directors consulted with Bremer’s senior management, as well as with Bremer’s financial and legal advisors, and considered numerous factors, including the following material factors:
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the review undertaken by the Bremer board or directors and the working group, with the assistance of outside financial and legal advisors, and the Bremer board of directors’ firm belief that the mergers with Old National were the best option available to Bremer and its shareholders;

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the value of the merger consideration to Bremer shareholders, including that Old National had the only actionable proposal following a robust process in which 12 potential counterparties were solicited and five counterparties entered confidentiality agreements, participated in the diligence process and were invited to submit proposals;

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that the process resulted in a transaction that was agreed by the trustees of the Otto Bremer Trust, and the fact that because the Otto Bremer Trust is the owner of 85.96% of the outstanding Bremer common stock and because Old National’s proposal was conditioned on the Otto Bremer Trust agreeing to the proposal, a transaction would not be achievable without the Otto Bremer Trust’s agreement;

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a review of the prospects and risks of Bremer continuing to operate as a standalone entity majority owned by the Otto Bremer Trust, challenges accompanying ongoing employee uncertainty and risks of the current and anticipated operating environment;

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the unanimous recommendation of the working group that Bremer pursue the mergers with Old National;

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the cash component of the merger consideration, which offers Bremer shareholders the opportunity to realize cash for a portion of the value of their shares of Bremer common stock with immediate certainty of value;

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the stock component of the merger consideration, which provides Bremer shareholders with a publicly-traded, liquid security and the opportunity to participate as shareholders of Old National in the future earnings, performance and growth opportunities of the combined company, which will be a larger, more diversified banking franchise;

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the anticipated pro forma financial impact of the mergers on the combined company, including future profitability and the balance sheet and liquidity profile of the combined company;

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the business, earnings, financial condition, credit quality, capital levels, management, culture, stock performance and prospects of Old National, taking into account the favorable results of Bremer’s due diligence of Old National and the approximately $444 million of additional common equity raised by Old National substantially concurrently with the announcement of the transaction;

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the complementary aspects of the businesses and cultures of Bremer and Old National, geographic dispersion of Bremer’s and Old National’s branch offices compared to Bremer’s current branch network, business lines and compatibility of management philosophies with respect to credit quality and commitment to community banking in underserved rural markets;

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that Bremer and Old National have comparable reputations in their respective markets for operating with a relationship-based philosophy and culture;

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Old National’s record of service and long-term commitment to its communities;

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the likelihood that the regulatory approvals necessary to complete the mergers would be obtained;

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the fact that Old National is an experienced acquiror and has a history of successfully obtaining regulatory clearances for, and integrating, strategic transactions;

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the ability of the Bremer board of directors to change its recommendation that Bremer shareholders vote in favor of approval of the merger agreement, subject to the terms and conditions set forth in the merger agreement and that in the event of such recommendation change, the voting agreements will be automatically terminated and the trustees of the Otto Bremer Trust and the directors subject to the voting agreements will be released from their obligation to vote in favor of approval and adoption of the merger agreement;

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the financial analyses presented by J.P. Morgan and the oral opinion of J.P. Morgan, dated November 24, 2024, to the Bremer board of directors, which was subsequently confirmed by delivery of a written opinion, dated November 24, 2024, to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions made, procedures followed, matters considered, and limitations and qualifications set forth in such opinion, the merger consideration to be paid to the holders of Bremer common stock in the mergers was fair, from a financial point of view, to such holders, as more fully described below under the section entitled “Opinion of Bremer’s Financial Advisor” and the full text of such opinion is attached to this proxy statement/prospectus as Annex D; and

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the terms of the merger agreement, including the limited closing conditions and the expected tax treatment of the mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code for United States federal income tax purposes.

The Bremer board of directors also considered a variety of risks and other potentially negative factors concerning the mergers, including the following material factors:
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that the exchange ratio for the stock portion of the merger consideration is fixed, so that if the market price of Old National common stock is lower at the time of the closing of the mergers, the economic value of the per share merger consideration to be received by Bremer’s shareholders in exchange for their shares of Bremer common stock will also be lower;

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the possibility that the mergers and the related integration process could result in the loss of key employees, in the disruption of Bremer’s ongoing business and in the loss of customers for the combined company;

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the fact that there can be no assurance that all conditions to the parties’ obligations to complete the mergers will be satisfied, including the risk that certain regulatory approvals, the receipt of which is a condition to the consummation of the mergers, might not be obtained, and, as a result, that the mergers might not be consummated or may be subject to delay;

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the fact that Bremer’s officers and employees would have to focus on actions required to complete the mergers, which would divert their attention from Bremer’s day-to-day business, and that Bremer will incur substantial transaction costs even if the mergers are not consummated;

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the risk that potential benefits sought in the mergers might not be realized or might not be realized within the expected time period, and the risks associated with the integration of the two companies;

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the restrictions on the conduct of Bremer’s business prior to the completion of the mergers, which are customary for merger agreements involving financial institutions;

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the fact that the merger agreement includes certain provisions that prohibit Bremer from soliciting alternative transactions and from taking certain actions in response to unsolicited proposals for alternative transactions;

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Bremer’s obligation to pay Old National a termination fee of $55 million in certain circumstances and discussed further under the section titled “The Merger Agreement—Termination Fee”; and

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the interests of certain of Bremer’s directors and executive officers in the mergers that are different from or in addition to those of Bremer shareholders generally, as more fully described under the section titled “— Interests of Bremer’s Directors and Executive Officers in the Mergers.”

In reaching its conclusion, the Bremer board of directors did not find it practical to assign, and did not assign, any relative or specific weight to the different factors that were considered, and individual members of the Bremer board of directors may have given different weight to different factors. The Bremer board of directors considered all of the information and factors presented, including the potential risks, uncertainties, advantages and disadvantages associated with the mergers, in the aggregate rather than separately, and determined the benefits of the mergers to outweigh the potential risks, uncertainties, and disadvantages associated with the mergers and to be favorable to and support its determination.
This explanation of the reasoning of the Bremer board of directors and all other information presented in this section are forward-looking in nature and should be read in light of the factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
For the reasons set forth above, the Bremer board of directors unanimously recommends that Bremer shareholders vote “FOR” the merger proposal.
Opinion of Bremer’s Financial Advisor
Bremer retained J.P. Morgan to act as its financial advisor in connection with the mergers. At the meeting of the Bremer board of directors on November 24, 2024, J.P. Morgan rendered its oral opinion to the Bremer board of directors, which was subsequently confirmed in writing on November 24, 2024, to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered, and limitations and qualifications set forth in its opinion, the merger consideration to be paid to Bremer shareholders in the first step merger was fair, from a financial point of view, to such holders.
The full text of the written opinion of J.P. Morgan, dated November 24, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limits on the review undertaken by J.P. Morgan in rendering its fairness opinion, is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Bremer shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Bremer board of directors (in its capacity as such) in connection with and only for the purposes of its evaluation of the mergers, was directed only to the consideration to be paid to the Bremer shareholders and did not address any other aspect of the mergers. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of Bremer or as to the underlying decision by Bremer to engage in the proposed mergers. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any Bremer shareholder as to how such Bremer shareholder should vote with respect to the proposed mergers or any other matter.
In arriving at its opinion, J.P. Morgan, among other things:
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reviewed a draft dated November 24, 2024 of the merger agreement;

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reviewed certain publicly available business and financial information concerning Bremer and Old National and the industries in which they operate;

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compared the financial and operating performance of Bremer and Old National with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Old National common stock and certain publicly traded securities of such other companies;

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reviewed certain internal financial analyses and forecasts prepared by the management of Bremer relating to the business of Bremer, certain financial analyses and forecasts relating to the business of Old National, which were approved by Bremer for use in connection with J.P. Morgan’s opinion, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the mergers (the “Synergies”); and

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performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Bremer and Old National with respect to certain aspects of the mergers, and the past and current business operations of Bremer and Old National, the financial condition and future prospects and operations of Bremer and Old National, the effects of the mergers on the financial condition and future prospects of Bremer and Old National and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Bremer and Old National or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with Bremer, did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets, liabilities or allowances for loan and lease losses, nor did J.P. Morgan evaluate the solvency of Bremer, Old National or ONB Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. J.P. Morgan is not an expert in evaluating the adequacy of allowances for loan and lease losses of Bremer or Old National with respect to their loan and lease portfolios and, accordingly J.P. Morgan did not make an independent evaluation of the adequacy of allowances for loan and lease losses of Bremer or Old National with respect to their loan and lease portfolios and assumed, with Bremer’s consent, that the respective allowances for loan and lease losses for both Bremer and Old National were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Bremer management as to the expected future results of operations and financial condition of Bremer and Old National to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. In addition, J.P. Morgan assumed, with Bremer’s consent, that Old National’s proposed issuance of approximately $400 million of additional equity securities to certain investors would be consummated on the terms and conditions and in the time frame described by Bremer management (which terms and conditions included a $60 million greenshoe and a $16 million underwriting spread resulting in net cash proceeds to Old National of $444 million assuming full exercise of the greenshoe (such issuance of equity securities, the “Capital Raise”)). J.P. Morgan also assumed that the mergers and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Bremer, Old National and ONB Merger Sub in the merger agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to Bremer with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the mergers will be obtained without any adverse effect on Bremer or Old National or on the contemplated benefits of the mergers.
The Bremer management projections (as defined in the section entitled “— Certain Unaudited Prospective Financial Information”) furnished to J.P. Morgan were prepared by or at the direction of the management of Bremer, as discussed more fully under the section entitled “— Certain Unaudited Prospective Financial Information.” Bremer does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the mergers, and such projections were not prepared with a view toward public disclosure. The Bremer management projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the management of Bremer, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “— Certain Unaudited Prospective Financial Information.”
J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to Bremer shareholders in the first step merger and J.P. Morgan expressed no opinion as to (i) the fairness of any consideration to be paid in connection with the first step merger to the holders of any other class of securities, creditors or other constituencies of Bremer, (ii) the allocation of the aggregate consideration to be paid to all Bremer shareholders between the holders of Bremer Class A common stock and Bremer Class B common stock, or the relative fairness of the consideration to the holders of any shares of Bremer common stock, or (iii) as to the underlying decision by Bremer to engage in the mergers. J.P. Morgan also did not express any opinion as to the trustee voting agreement or the director voting agreements or any voting, governance or other rights of the Otto Bremer Trust, whether pursuant thereto or otherwise (and did not take any such rights into account in its analysis). Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the mergers, or any class of such persons relative to the merger consideration to be paid to Bremer shareholders in the first step merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Old National common stock will trade at any future time.
The terms of the merger agreement, including the merger consideration, were determined through arm’s-length negotiations between Bremer and Old National, and the decision to enter into the merger agreement was solely that of Bremer’s board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by Bremer’s board of directors in its evaluation of the proposed mergers and should not be viewed as determinative of the views of Bremer’s board of directors or management with respect to the proposed mergers or the merger consideration.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to Bremer’s board of directors on November 24, 2024 and contained in the presentation delivered to Bremer’s board of directors on such date in connection with the rendering of such opinion. The summary below does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format in the section entitled “— Other Analyses — Cash-Adjusted Implied Relative Value Analysis.” The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.
Bremer Analyses
Public Trading Multiples Analysis
For purposes of its public trading multiples analysis, and using publicly available information, J.P. Morgan compared selected financial data of Bremer with similar data for four selected publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to Bremer’s businesses. The companies selected by J.P. Morgan were:

1.
Brookline Bancorp, Inc.;

2.
Dime Community Bancshares, Inc.;

3.
Horizon Bancorp, Inc.; and

4.
Metropolitan Bank Holding Corp. (collectively, the “Bremer selected companies”).

The Bremer selected companies were selected by J.P. Morgan because of similarities to Bremer in one or more of their business characteristics and, in certain cases, similarities to Bremer based on certain operational characteristics and/or certain financial metrics. However, none of the Bremer selected companies is identical or directly comparable to Bremer, and certain of the companies may have characteristics that are materially different from those of Bremer. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the Bremer Selected Companies compared to Bremer and other factors that could affect the public trading value of the Bremer Selected Companies and the value of Bremer.
Multiples were based on closing stock prices on November 22, 2024, which was the last practicable date prior to the delivery of J.P. Morgan’s opinion. Financial and market data and earnings per share estimates for the Bremer selected companies were based on such companies’ respective public filings and information J.P. Morgan obtained from FactSet Research Systems and S&P Global Market Intelligence. The multiples for each of the Bremer Selected Companies were based on the most recent publicly available information.
J.P. Morgan’s public trading multiples analysis was based on the Bremer Selected Companies. J.P. Morgan’s presentation included the multiple of each Bremer selected company’s share price to its estimated earnings per share for fiscal year 2025 (Price/2025E EPS). Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgement, J.P. Morgan selected a range of Price/2025E EPS multiples of 9.2x to 12.9x. J.P. Morgan applied this reference multiple range to Bremer management’s estimate of Bremer’s estimated earnings per share for fiscal year 2025, as provided in the Bremer management projections used by J.P. Morgan and described in the section entitled “— Certain Unaudited Prospective Financial Information.” The analysis indicated a range of implied equity values per share of Bremer common stock of $118.25 to $166.55, as compared to the implied value of the consideration per share of Bremer common stock of $116.76 based on the closing price of Old National common stock of $21.65 on November 22, 2024.
Dividend Discount Analysis
J.P. Morgan calculated a range of implied values for Bremer common stock by discounting to present value estimates of Bremer’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved (and, in certain cases, provided) by Bremer management:
•
The Bremer management projections;

•
Terminal value based on estimated net income for fiscal year 2029 at a price to next-twelve-months earnings (NTM P/E) multiple range of 9.0x to 11.0x;

•
Cost of equity range of 9.25% to 11.25%; and

•
Common Equity Tier 1 target ratio of 12.5%.

These calculations resulted in a range of implied values of $116.74 to $143.28 per share of Bremer common stock, as compared to the implied value of the consideration per share of Bremer common stock of $116.76 based on the closing price of Old National common stock of $21.65 on November 22, 2024.
Old National Analyses
Public Trading Multiples Analysis
For purposes of its public trading multiples analysis, and using publicly available information, J.P. Morgan compared selected financial data of Old National with similar data for nine selected publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to Old National’s businesses (collectively, referred to in this section as the “Old National selected companies”). The companies selected by J.P. Morgan were:
1.
Associated Banc-Corp;

2.
Banc of California, Inc.;

3.
Cadence Bank;

4.
Columbia Banking System, Inc.;

5.
F.N.B. Corporation;

6.
Fulton Financial Corporation;

7.
Hancock Whitney Corporation;

8.
Prosperity Bancshares, Inc.; and

9.
Synovus Financial Corp.

The Old National selected companies were selected by J.P. Morgan because of similarities to Old National in one or more of their business characteristics and, in certain cases, similarities to Old National based on certain operational characteristics and/or certain financial metrics. However, none of the Old National selected companies is identical or directly comparable to Old National, and certain of the companies may have characteristics that are materially different from those of Old National. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the Old National selected companies compared to Old National and other factors that could affect the public trading value of the Old National selected companies and Old National.
Multiples were based on closing stock prices on November 22, 2024, which was the last trading date prior to the delivery of J.P. Morgan’s opinion. Financial and market data and earnings per share estimates for the Old National selected companies were based on such companies’ respective public filings and information J.P. Morgan obtained from FactSet Research Systems and S&P Global Market Intelligence. The multiples for each of the Old National selected companies were based on the most recent publicly available information.
J.P. Morgan’s presentation included the Price/2025E EPS multiple of each Old National selected company. Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgement, J.P. Morgan selected a range of Price/2025E EPS multiples of 11.1x to 14.5x. J.P. Morgan applied this reference multiple range to Wall Street equity research consensus estimates of Old National’s earnings per share for fiscal year 2025, based upon the Old National street estimates and projections (as defined in the section entitled “— Certain Unaudited Prospective Financial Information”). The analysis indicated a range of implied equity values per share of Old National common stock of $21.65 to $28.34, as compared to the closing price of Old National common stock of $21.65 on November 22, 2024.
Dividend Discount Analysis
J.P. Morgan calculated a range of implied values for Old National common stock by discounting to present value estimates of Old National’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved (and, in certain cases, provided) by Bremer management:
•
Old National street estimates and projections (as defined in the section entitled “— Certain Unaudited Prospective Financial Information”);

•
Terminal value based on estimated net income for fiscal year 2029 at an NTM P/E multiple range of 10.0x to 12.0x;

•
Cost of equity range of 8.50% to 10.50%; and

•
Common Equity Tier 1 target ratio of 10.0%.

These calculations resulted in a range of implied values of $21.64 to $26.01 per share of Old National common stock, as compared to the closing price of Old National common stock of $21.65 on November 22, 2024.
Other Analyses
Cash-Adjusted Implied Relative Value Analysis
J.P. Morgan compared the results for Bremer to the results for Old National with respect to the public trading multiples and dividend discount analyses described above. J.P. Morgan compared the lowest equity value per share for Bremer (adjusted to reflect Old National’s payment of fixed cash consideration equal to $26.22 per share of Bremer common stock, as contemplated by the merger agreement) to the highest equity value per share for Old National to derive the lowest exchange ratio implied by each pair of results. J.P. Morgan also compared the highest equity value per share for Bremer (adjusted to reflect Old National’s payment of fixed cash consideration equal to $26.22 per share of Bremer common stock, as contemplated by the merger agreement) to the lowest equity value per share for Old National to derive the highest exchange ratio implied by each pair of results. The ranges of implied exchange ratios resulting from this analysis were:
Implied Exchange Ratios
	Low	High
Price/2025E EPS	3.2472x	6.4818x
Dividend Discount Model	3.4800x	5.4090x
The ranges of implied exchange ratios resulting from the foregoing analysis were compared to the exchange ratio of 4.182x contemplated by the merger agreement.
Value Creation Analysis
Based on the Bremer management projections and information J.P. Morgan obtained from FactSet Research Systems and S&P Global Market Intelligence, J.P. Morgan prepared a value creation analysis that compared the equity value of Bremer to the Bremer shareholders’ portion of the pro forma combined company equity value. J.P. Morgan determined the pro forma combined company equity value by calculating the sum of (i) the equity value of Bremer derived using the midpoint value determined in J.P. Morgan’s dividend discount analysis described above in “— Bremer Analyses — Dividend Discount Analysis” (Bremer’s “Standalone Value”) plus (ii) the equity value of Old National derived using the midpoint value determined in J.P. Morgan’s dividend discount analysis (described above in “— Old National Analyses — Dividend Discount Analysis”) plus (iii) the $444 million net cash proceeds of the Capital Raise minus (iv) the aggregate amount of cash consideration to be paid by Old National to Bremer shareholders pursuant to the merger agreement plus (v) the estimated present value of expected Synergies (using projected Synergy amounts provided by Bremer management, a cost of equity range of 9.25% to 11.25% and a terminal NTM P/E multiple range of 9.0x to 11.0x). There can be no assurance that the Synergies and transaction-related fees and expenses will not be substantially greater or less than the estimate described above. The value creation analysis, at the exchange ratio, yielded accretion to Bremer shareholders of $85 million in aggregate, as compared to Bremer’s Standalone Value.
Other Information
For reference only and not as a component of its fairness analysis, J.P. Morgan also reviewed the following information, among other information:
•
a regression analysis to review the relationship between (i) a multiple of share price to tangible book value per share and (ii) the estimated 2025 return on average tangible common equity, for Bremer, the Bremer Selected Companies and certain other publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to Bremer’s businesses (namely, (1) Berkshire Hills Bancorp,

Inc., (2) Enterprise Financial Services Corp, (3) First Financial Bancorp, (4) First Merchants Corporation, (5) Independent Bank Corp. (Massachusetts) and (6) Trustmark Corporation);
•
the historical range of trading prices of Old National common stock for the 52-week period ending November 22, 2024;

•
analyst share price targets for Old National common stock in recently published, publicly available research analysts’ reports, with share price targets ranging from $21.00 to $26.00 and noting a median share price target of $24.00; and

•
a regression analysis to review the relationship between (i) a multiple of share price to tangible book value per share and (ii) the estimated 2025 return on average tangible common equity, in each case, for Old National and the Old National selected companies.

Miscellaneous
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Bremer or Old National. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Bremer or Old National. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Bremer and Old National. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Bremer and Old National.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Bremer with respect to the mergers on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Bremer, Old National and the industries in which they operate.
For financial advisory services rendered in connection with the proposed transaction, Bremer has agreed to pay J.P. Morgan a fee of up to approximately $14.0 million, a portion of which became payable to J.P. Morgan upon delivery of its opinion, and the substantial remainder of which is contingent and payable upon the consummation of the mergers. In addition, Bremer has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Bremer,

Bremer’s 85.96% shareholder (the Otto Bremer Trust) or Old National. During the two-year period preceding delivery of its opinion, the aggregate fees recognized by J.P. Morgan from Bremer were approximately $64,000, from Otto Bremer Trust were $0, and from Old National were approximately $14,000. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding Old National common stock. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Bremer or Old National for their own accounts or for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities or other financial instruments.
Certain Unaudited Prospective Financial Information
Old National and Bremer do not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, in connection with the mergers, Old National and Bremer are including in this proxy statement/prospectus certain limited unaudited prospective financial information for Old National and Bremer (which we refer to collectively as the “projections”), in each case on a standalone basis and without giving effect to the mergers (except as expressly set forth below under “— Certain Estimated Synergies Attributable to the Mergers”). The prospective financial information is included in this proxy statement/prospectus to give Bremer shareholders access to certain information provided to Bremer, Bremer’s board of directors and J.P. Morgan, Bremer’s financial advisor, in connection with the mergers.
The projections were not prepared with a view toward public disclosure. As a result, the inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that Old National, Bremer or any other recipient of the projections considered, or now considers, them to be necessarily predictive of actual future results, or that they should be construed as financial guidance, and they should not be relied on as such. This information was prepared solely for internal use (other than publicly available consensus Wall Street estimates, or “street estimates”) and is subjective in many respects. The projections were prepared based on the information available to the preparers at the time of their preparation. While presented with numeric specificity, the projections reflect numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Old National’s and Bremer’s businesses, all of which are difficult to predict and many of which are beyond Old National’s and Bremer’s control. In addition, since the projections cover multiple years, such information by its nature becomes subject to greater uncertainty with each successive year.
The projections also reflect assumptions as to certain business decisions that are subject to change. The projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Old National’s performance, Bremer’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Old National’s reports filed with the SEC. For other factors that could cause the actual results to differ from the results forecasted in the projections, please see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus.
The projections were not prepared with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. None of Deloitte & Touche LLP, the current independent registered public accounting firm to Old National, Crowe LLP, the former independent registered public accounting firm to Old National, Ernst & Young LLP, the independent auditor to Bremer, or any other independent accountants, have audited, reviewed, compiled, examined or performed any procedures with respect to the projections included below, or expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for the projections and disclaim any association with the projections. The reports by Deloitte & Touche LLP and Crowe LLP incorporated by reference in this proxy statement/prospectus relate to Old National’s previously issued financial statements. The report by Ernst & Young LLP included in this proxy statement/prospectus relate to Bremer’s previously issued financial statements. The reports by Deloitte & Touche LLP, Crowe LLP and Ernst & Young LLP do not extend to the projections and should not be read to do so. The projections are the responsibility of Bremer management.
Furthermore, the projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Old National or Bremer of the mergers (other than with respect to certain projections related to the combined company set forth under “— Certain Estimated Synergies Attributable to the Mergers” below), and do not attempt to predict or suggest future results of the combined company following the mergers or give effect to the mergers, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the mergers, the potential synergies that may be achieved by the combined company as a result of the mergers (except as expressly set forth below under “— Certain Estimated Synergies Attributable to the Mergers”), the effect on Old National or Bremer of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers.
Neither Old National nor Bremer can give any assurance that, had the projections been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Further, the projections do not take into account the effect of any possible failure of the mergers to occur. None of Old National, Bremer or J.P. Morgan, nor any of their affiliates or representatives, intends to, and each of them disclaims any obligation to, update, revise or correct the projections if they are or become inaccurate (even in the short term). The inclusion of the projections herein should not be deemed an admission or representation by Old National or Bremer that they are viewed by Old National or Bremer as material information of Old National or Bremer, respectively, particularly in light of the inherent risks and uncertainties associated with such projections. None of Old National, Bremer or J.P. Morgan, nor their respective affiliates or representatives, has made, makes or is authorized in the future to make any representation to any shareholder of Old National or Bremer or other person regarding Old National’s or Bremer’s ultimate performance compared to the information contained in the projections or that the forecasted results will be achieved. The projections included below are being provided because they were made available to and considered by J.P. Morgan, Bremer and Bremer’s board of directors in connection with the mergers.
In light of the foregoing, and considering that the special meeting will be held several months after the projections were prepared, as well as the uncertainties inherent in any forecasted information, Bremer shareholders are strongly cautioned not to place unwarranted reliance on such information, and Bremer shareholders are urged to review Old National’s most recent SEC filings and other documents incorporated herein by reference for a description of Old National’s reported financial results and the financial information of Bremer included in this proxy statement/prospectus. See “Where You Can Find More Information.”
Certain Projections Regarding Bremer
The following table includes certain unaudited financial projections for Bremer, provided at the direction of Bremer’s board of directors, by Bremer management to J.P. Morgan and used by J.P. Morgan in the financial analyses performed in connection with J.P. Morgan’s opinion, as directed and approved by Bremer management, which we refer to collectively as the “Bremer management projections”:
(dollars in millions, except per share amounts)	2024E	2025E	2026E	2027E	2028E	2029E
Net Income	$130	$155	$162	$166	$169	$172
Earnings Per Share	$10.80	$12.89	$13.53	$13.80	$14.08	$14.36
Average Assets	$16,286	$16,945	$17,454	$17,803	$18,159	$18,522
Risk-weighted assets	$12,597	$13,057	$13,625	$14,078	$14,543	$15,021

Certain Projections Regarding Old National
The following table includes Wall Street equity research consensus estimates as of, or for the years ending, as applicable, December 31, 2024, 2025 and 2026, for Old National, together with unaudited financial projections extrapolating such estimates as of, or for the years ending, as applicable, December 31, 2027, 2028 and 2029, provided to J.P. Morgan by Bremer management and used by J.P. Morgan in the financial analyses performed in connection with J.P. Morgan’s opinion, as directed and approved by Bremer management, which we refer to collectively as the “Old National street estimates and projections”:
(dollars in millions, except per share amounts)	2024E	2025E	2026E	2027E	2028E	2029E
Net Income	$518	$620	$669	$709	$738	$760
Earnings Per Share	$1.83	$1.95	$2.14	$2.26	$2.35	$2.42
Total Assets	$53,868	$55,982	$58,176	$59,921	$61,719	$63,570
Risk-weighted assets	$40,785	$42,386	$44,048	$45,369	$46,730	$48,132
Certain Estimated Synergies Attributable to the Mergers
Bremer management developed and provided to its board of directors certain projections relating to the anticipated cost synergies to be realized by the combined company following the completion of the mergers, which we refer to as the “Synergies”. At the direction of Bremer’s board of directors, such projections were also provided by Bremer management to J.P. Morgan and approved by Bremer management for J.P. Morgan’s use and reliance in the financial analyses performed in connection with J.P. Morgan’s opinion as described in this proxy statement/prospectus under the section entitled “— Opinion of J.P. Morgan, Bremer’s Financial Advisor”.
For purposes of its analysis, J.P. Morgan was directed by Bremer management to assume estimated pre-tax annual cost savings of $111 million, phased in 50% in 2025 and 100% thereafter, with a 5% growth in annual cost savings starting in 2027. The total restructuring charge was estimated by Bremer management to be $194 million pre-tax ($153 million after tax), all assumed to be incurred at the closing of the mergers. The Synergies assumed a hypothetical June 30, 2025 closing date for the mergers. See above in this section for further information regarding the uncertainties underlying the synergy assumptions and estimates as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 16 and 18, respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the mergers.
Interests of Bremer’s Directors and Executive Officers in the Mergers
Under the merger agreement, the directors and executive officers of Bremer will receive the same merger consideration for their shares of Bremer common stock as other Bremer shareholders. In considering the recommendation of the Bremer board of directors that Bremer shareholders vote in favor of the proposal to approve the merger agreement, Bremer shareholders should be aware that the directors and executive officers of Bremer have certain interests in the transactions that are or may be different from, or in addition to, the interests of Bremer shareholders generally. The Bremer board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by it, and in making their recommendation that Bremer shareholders approve and adopt the merger agreement. For further information, see “The Mergers — Background of the Mergers” and “The Mergers — Bremer’s Reasons for the Mergers; Recommendation of Bremer’s Board of Directors.” These interests are described in more detail below, and certain of them are quantified in the narrative below.
Directors
Shareholder Voting Agreements
In connection with the execution of the merger agreement, the trustees of the Otto Bremer Trust (two of whom currently serve on the Bremer board of directors) entered into a trustee voting agreement with Old National, and each of the directors of Bremer (other than the trustees of the Otto Bremer Trust, who have separately entered into the trustee voting agreement) has entered into a director voting agreement with Old National. Pursuant to such voting agreements, subject to their terms, the trustees and directors have agreed to vote their shares of Bremer common stock in favor of approval and adoption of the merger proposal and the adjournment proposal, and to not vote their shares of Bremer common stock in favor of, or otherwise support, any alternative acquisition proposal or any action that is intended to, or could reasonably be expected to, impede, interfere with, delay or otherwise adversely affect the consummation of the transactions contemplated by the merger agreement, as well as certain other restrictions with respect to the voting and transfer of their shares of Bremer common stock. As of the record date, and excluding Bremer common stock beneficially owned by the trustees of the Otto Bremer Trust in their capacities as such, the non-employee directors of Bremer beneficially owned and were entitled to vote 8,101 shares of Bremer common stock, representing less than 1% of the outstanding shares of Bremer common stock entitled to vote on that date. The voting agreements are discussed in more detail in the section entitled “Shareholder Voting Agreements.”
Director Appointment
In connection with the execution of the merger agreement, the trustees of the Otto Bremer Trust (two of whom currently serve as directors of Bremer) entered into the investor agreement with Old National. The investor agreement provides that, among other things, effective as of the effective time of the first step merger, the Old National board of directors will be increased by one director and one of the trustees serving as a trustee of the Otto Bremer Trust immediately prior to the effective time of the first step merger (such person to be determined by the trustees in their sole discretion) will be appointed to the Old National board of directors and will serve in accordance with Old National’s corporate governance guidelines and standards applicable to all directors of Old National.
Executive Officers
Employment Agreement with Jeanne Crain
Bremer is party to a preexisting employment agreement with Jeanne H. Crain, President and Chief Executive Officer of Bremer, which was originally entered into on November 11, 2016 and was amended as of December 20, 2019 and December 15, 2022 (the “Crain Agreement”). Pursuant to the Crain Agreement, if Ms. Crain’s employment is terminated by Bremer without “cause” or by Ms. Crain for “good reason” (each term as defined in the Crain Agreement) within 24 months following the consummation of a change in control of Bremer, she will be entitled to the following payments and benefits: (i) a payment equal to three times the sum of her base salary and target annual bonus for the year of termination; (ii) a pro-rated payment in respect of each of her outstanding long-term incentive performance (“LTIP”) awards for open performance periods, based upon the number of full months elapsed during each award’s three-year performance period and, as per the merger agreement, assuming target level performance is achieved; and (iii) payment of 18 months of COBRA premiums if Ms. Crain is eligible for and elects COBRA coverage. The foregoing payments are conditional on Ms. Crain executing and not revoking a release of claims agreement with Bremer. The Crain Agreement prohibits Ms. Crain from competing with Bremer and soliciting Bremer’s business or employees for a period of two years following her termination of employment.
Based on Ms. Crain’s compensation and outstanding LTIP awards as of January 10, 2025, and assuming a change in control and qualifying termination of employment on January 10, 2025, Ms. Crain would receive approximately $6,783,489 in the aggregate under the Crain Agreement.
Severance and Retention Arrangements with Mitch Bleske
Bremer Bank is party to a preexisting change in control, non-solicitation and severance agreement with Mitch Bleske, Chief Operating Officer and Chief Financial Officer of Bremer, dated as of January 28, 2020 (the “Bleske Agreement”). Pursuant to the Bleske Agreement, if Mr. Bleske’s employment is terminated by Bremer without “cause” or by Mr. Bleske for “good reason” (each term as defined in the Bleske Agreement) within 12 months following a change in control of Bremer, he will be entitled to the following payments and benefits: (i) a payment equal to two times the sum of his base salary and the higher of (a) the highest annual incentive bonus earned by Mr. Bleske during the last three completed fiscal years and (b) Mr. Bleske’s target annual bonus for the year of termination; (ii) a pro-rated portion of his annual bonus for the year of termination in an amount at least equal to the applicable pro-rated annual bonus as determined under clause (i) above; (iii) a pro-rated payment in respect of each of his outstanding LTIP awards for open performance periods, based upon the number of full months elapsed during each award’s three-year performance period and, as per the merger agreement, assuming target level performance is achieved; and (iv) up to 12 months of continued health and welfare insurance coverage or, if continued participation in such plans is not permitted, provision of equivalent benefits on the same after-tax basis. The foregoing payments and benefits are conditional on Mr. Bleske executing and not revoking a release of claims agreement with Bremer Bank. The Bleske Agreement prohibits Mr. Bleske from soliciting Bremer’s business or employees for a period of six months following his termination of employment.
Based on Mr. Bleske’s compensation and outstanding LTIP awards as of January 10, 2025, and assuming a change in control and qualifying termination of employment on January 10, 2025, Mr. Bleske would receive approximately $2,686,253 in the aggregate under the Bleske Agreement.
Bremer previously awarded Mr. Bleske a cash retention bonus of $300,000 pursuant to a retention award agreement dated as of August 7, 2024. The retention bonus vested with respect to one half of the award on December 31, 2024, and will vest with respect to the remaining one half of the award on the earlier of June 30, 2025 or the consummation of the mergers, subject to Mr. Bleske’s continued employment on the applicable vesting date.
Pro-rated Annual Bonus
Pursuant to the merger agreement, prior to the consummation of the mergers, Bremer may make pro-rated cash payments in respect of its fiscal year 2025 annual incentive programs based on the greater of target performance and actual performance measured as of the last practicable date prior to the consummation of the mergers. Assuming Bremer elects to make such payments and a change in control occurs on January 10, 2025, based on target performance, the pro-rated cash payment payable to Ms. Crain would be equal to approximately $24,238. Mr. Bleske will not be entitled to receive a pro-rated cash payment pursuant to the merger agreement to the extent such payment would be duplicative of the pro-rated annual bonus for the year of termination under the Bleske Agreement. In light of the foregoing, for purposes of this proxy statement/prospectus, his pro-rated bonus amount is assumed to be calculated under and in accordance with the terms of the Bleske Agreement and is therefore included in the quantification above.
Indemnification Insurance
Under the terms of the merger agreement, from and after the effective time of the mergers, Old National will indemnify, and advance expenses as incurred by, Bremer’s directors and officers, in each case to the extent (subject to applicable law) Bremer’s directors and officers are indemnified or entitled to advancement of expenses by Bremer under the Bremer articles of incorporation and the Bremer bylaws, the governing or organizational documents of any Bremer subsidiary or any contract in existence as of the date of the merger agreement and disclosed to Old National, for costs, expenses, judgments, fines, losses, damages and liabilities arising out of the fact that such person is or was a director or officer Bremer or any of its subsidiaries. In addition, for a period of six years after the effective time of the merger, Old National will maintain in effect the current policies of directors’ and officer’s liability insurance maintained by Bremer or may obtain a six-year “tail” policy under Bremer’s existing directors and officers insurance policy. However, Old National is not obligated to spend for such directors and officers insurance, on an annual basis, or for such “tail” policy, an amount in excess of 300% of the current annual premium paid by Bremer as of the date of the merger agreement. This indemnification and insurance coverage is further described in the section entitled “The Merger Agreement — Director and Officer Indemnification and Insurance.”
Miscellaneous
Bremer has agreed to reimburse the Otto Bremer Trust for certain reasonable legal and financial advisory fees and expenses incurred by Otto Bremer Trust in connection with the mergers, which reimbursement is payable upon closing of the mergers.

Regulatory Approvals Required for the Mergers
To complete the mergers, Old National and Bremer need to obtain approvals or consents from, or make filings with, applicable U.S. federal bank regulatory authorities and other regulatory authorities. Subject to the terms of the merger agreement, Old National and Bremer have agreed to cooperate with each other and use their reasonable best efforts to as promptly as reasonably practicable to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and regulatory agencies and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the mergers and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such regulatory agencies and governmental entities. These include the approvals from the Federal Reserve and the OCC. In furtherance of the foregoing, each of Old National and Bremer agreed to use its reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby.
Under the terms of the merger agreement, nothing in the merger agreement will be deemed to require Old National or Bremer to take any action or agree to any condition or restriction that would reasonably be expected to have a material adverse effect on Old National and its subsidiaries, taken as a whole, after giving effect to the mergers.
The regulatory approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by Bremer shareholders in the mergers is fair. Regulatory approval does not constitute an endorsement or recommendation of the mergers by the applicable regulatory agency.
Old National and Bremer believe that the mergers do not raise regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all regulatory approvals will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals or the companies’ ability to obtain the approvals on satisfactory terms. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to result in a materially burdensome regulatory condition or to have a material adverse effect on the financial condition, results of operations, assets or business of Old National following the completion of the mergers.
Federal Reserve and the OCC
The mergers are subject to the approval of the Federal Reserve under Section 3 of the BHC Act. The bank merger is subject to the approval of the OCC under section 18(c) of the Federal Deposit Insurance Act (the “Bank Merger Act”) and Section 215a-1 of the National Bank Act (12 U.S.C. § 215a-1). In connection with the bank merger, Old National Bank is also applying for the OCC’s approval to operate Bremer Bank’s main office and branches as licensed branches of Old National Bank under the Bank Merger Act, Sections 36(c) and 36(d) of the National Bank Act (12 U.S.C. §§ 36(c) and 36(d)), and 12 U.S.C. § 1831u(d); and to acquire the subsidiaries of Bremer Bank and operate them as operating subsidiaries of Old National Bank, under 12 U.S.C. § 24, § 24a, all in accordance with 12 C.F.R. part 5.
The Federal Reserve and the OCC take into consideration a number of factors when acting on applications under the BHC Act and the Bank Merger Act and National Bank Act, respectively. These factors include the effect of the mergers on competitiveness in affected banking markets, the financial and managerial resources (including consideration of the capital adequacy, liquidity and earnings performance, as well as the competence, experience and integrity of the directors and officers, and the records of compliance with applicable laws and regulations) and future prospects of the combined company. The Federal Reserve and the OCC also consider the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.
In considering an application under the respective provisions of the BHC Act, the Bank Merger Act and the National Bank Act, the Federal Reserve and the OCC also review the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the Federal Reserve and the OCC must also take into account the record of performance of each of Old National and Bremer in meeting the credit needs of the respective communities, including low- and moderate-income neighborhoods, served by Old National Bank and Bremer Bank. As part of the application review process in merger transactions, the Federal Reserve and the OCC each may receive comment letters from members of the public. In their most recent CRA performance evaluations, Old National Bank received an overall “satisfactory” regulatory rating, and Bremer Bank received an overall “outstanding” regulatory rating, under the CRA.
In addition, in connection with an interstate merger transaction, the Federal Reserve and the OCC consider certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (12 U.S.C. § 1831u) (the “Riegle-Neal Act”), including the relevant state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws. Under the Riegle-Neal Act, the OCC may approve an interstate merger transaction only if each constituent bank is adequately capitalized at the time the application for such transaction is filed with the OCC, and the OCC determines that the resulting bank will be well capitalized and well managed upon the consummation of the transaction.
Furthermore, the Otto Bremer Trust’s acquisition of approximately 11.68% (on a pro forma basis) of the outstanding shares of Old National common stock as a result of its receipt of the merger consideration in the mergers is subject to the prior notice to the Federal Reserve. The Change in Bank Control Act of 1978, as amended (the “CIBC Act”), prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), such as Old National, constitutes acquisition of control of the bank holding company. In lieu of the Otto Bremer Trust filing a separate notice under the CIBC Act, information required under the CIBC Act with respect to the Otto Bremer Trust’s acquisition of shares of Old National common stock is provided to the Federal Reserve as part of Old National’s application to the Federal Reserve under Section 3 of the BHC Act. In considering a notice filed under the CIBC Act, the Federal Reserve takes into consideration a number of factors, including whether the acquisition would result in a monopoly, substantially lessen competition, jeopardize the financial stability of the bank or prejudice the interests of the depositors of the bank, or result in an adverse effect on the deposit insurance fund, and whether the competence, experience, or integrity of any acquiring person or of any of the proposed management personnel indicates that it would not be in the interest of the depositors of the bank, or in the interest of the public to permit such person to control the bank.
The initial submission of the applications to the OCC and Federal Reserve occurred on January 20, 2025 and January 21, 2025, respectively. Notice of the applications will also be provided to the North Dakota Department of Financial Institutions.
United States Department of Justice
In addition to the Federal Reserve and the OCC, the Antitrust Division of the U.S. Department of Justice (“DOJ”) conducts a concurrent competitive review of the mergers to analyze the mergers’ competitive effects and determine whether the mergers comply with the antitrust laws. Transactions approved under Section 3 of the BHC Act or the Bank Merger Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the mergers, the DOJ could analyze the mergers’ effect on competition differently than the Federal Reserve and OCC and thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve or the OCC regarding the mergers’ effects on competition. A determination by the DOJ not to object to the mergers may not prevent the filing of antitrust actions by private persons or state attorneys general.

Hart-Scott-Rodino Act
The Otto Bremer Trust’s acquisition of shares of Old National common stock as a result of its receipt of the merger consideration in the mergers is subject to the reporting and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (“HSR”). The Otto Bremer Trust and Old National filed HSR Notification and Report Forms with the DOJ and Federal Trade Commission on December 10, 2024, and the HSR waiting period expired on January 9, 2025. The parties have no further obligations under the HSR.
Additional Regulatory Approvals and Notices
Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations.
Public Trading Markets
Old National common stock is listed for trading on the NASDAQ Stock Exchange under the symbol “ONB”. Following the mergers, shares of Old National common stock will continue to be listed for trading on the NASDAQ Stock Exchange.
Under the merger agreement, Old National will cause the shares of Old National common stock to be issued in the mergers to be approved for listing on the NASDAQ Stock Exchange, subject to official notice of issuance, prior to the effective time of the first step merger. The merger agreement provides that neither Old National nor Bremer will be required to complete the mergers if such shares are not authorized for listing on the NASDAQ Stock Exchange.
Appraisal or Dissenters’ Rights in the Mergers
The following is a summary of certain material terms of Sections 302A.471 and 302A.473 of the MBCA. The summary is not complete and must be read together with the actual statutory provisions, which sections are attached in Annex E to this proxy statement/prospectus. Bremer encourages you to read Sections 302A.471 and 302A.473 of the MBCA carefully and in their respective entirety because the rights and obligations of Bremer and its shareholders are governed by the express terms of these statutory provisions and other applicable law, and not by this summary or any other information contained in this proxy statement/prospectus. This summary may not contain all the information about these statutory provisions that is important to you. All references in this section to “surviving entity” mean Old National, the surviving corporation in the second step merger.
Applicability
As a Minnesota corporation, Bremer is governed by the MBCA. The MBCA provides a shareholder with the right to dissent from the mergers and instead obtain payment for the “fair value” of such shareholder’s shares of Bremer common stock. This right is set forth in Sections 302A.471 and 302A.473 of the MBCA.
This proxy statement/prospectus constitutes Bremer’s notice to its shareholders of the availability of dissenters’ rights in connection with the first step merger in compliance with the requirements of Section 302.473, subdivision 2 of the MBCA.
Exercising Dissenters’ Rights
Any Bremer shareholder contemplating an attempt to assert and exercise dissenters’ rights in connection with the first step merger should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA (which sections are attached in Annex E to this proxy statement/prospectus), particularly the specific procedural steps required to perfect such rights. Dissenters’ rights are lost if the procedural requirements of Section 302A.473 of the MBCA are not fully and precisely satisfied. We refer to the shares of Bremer common stock held by a shareholder who has duly and validly demanded appraisal of such shares in connection with the mergers in accordance with Minnesota law and, as of the effective time of the first step merger, has not effectively withdrawn or lost such appraisal rights (through failure to perfect or otherwise), as the “dissenting shares.”
In view of the complexity of these statutory provisions, any shareholders who may wish to pursue dissenters’ rights should consult their own legal advisors.
Filing Initial Notice of Dissent before the Special Meeting
Under Section 302A.473, subdivision 3 of the MBCA, a shareholder who wishes to exercise dissenters’ rights (a “dissenting shareholder”), must file with Bremer, before the vote on the merger proposal, a written notice of intent to demand the “fair value” of shares of Bremer common stock owned by such shareholder.
The written notice of intent should be sent to the attention of Amy J. Dorn, Corporate Secretary of Bremer at 380 St. Peter Street, Suite 500, St. Paul, Minnesota 55102 and a copy (which copy will not constitute notice) should also be sent to the attention of Matthew M. Guest and Eric M. Feinstein at Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, legal counsel to Bremer.
In addition to a dissenting shareholder filing a notice with Bremer before the vote on the merger proposal, the dissenting shareholder must not vote or instruct GreatBanc to vote their shares in favor of the merger proposal. However, a vote or an instruction to GreatBanc to vote against the merger proposal does not in itself constitute a notice of a shareholder’s intent to demand fair value and a failure to vote does not affect the validity of a timely written notice. However, with respect to shares you may hold as a record holder, the submission of a properly signed blank proxy will constitute a vote in favor of the merger proposal and a waiver of statutory dissenters’ rights even if the requisite notice is filed with Bremer.
Under Section 302A.471, subdivision 2 of the MBCA, beneficial owners of shares of Bremer common stock who desire to exercise statutory dissenters’ rights must obtain and submit the registered owner’s written consent at or before the time the notice of intent to demand fair value is due. If you are a beneficial owner of shares of Bremer common stock held through the Bremer 401(k) Plan or the Bremer ESOP and you wish to exercise dissenters’ rights, in addition to complying with the foregoing procedures described in this section entitled “Appraisal or Dissenters’ Rights in the Mergers” and the applicable provisions of the MBCA, you should timely consult with GreatBanc, the independent trustee to the Bremer 401(k) Plan and Bremer ESOP, to determine the appropriate procedures for obtaining such written consent since GreatBanc is the registered owner. If you wish to exercise dissenters’ rights, you cannot instruct GreatBanc to vote your Bremer 401(k) Plan shares and/or Bremer ESOP shares in favor of the merger proposal.
Under Section 302A.471, subdivision 2 of the MBCA, a shareholder may not assert dissenters’ rights as to less than all of the shares of Bremer common stock registered in the name of such shareholder, unless the shareholder dissents with respect to all the shares of Bremer common stock that are beneficially owned by another person but registered in the name of such shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenting shareholder will be determined as if the shares of Bremer common stock as to which the shareholder has dissented, and the other shares of Bremer common stock were registered in the names of different shareholders.
Notice of Procedure from Bremer after Shareholder Approval
If the merger proposal is approved by Bremer’s shareholders, Bremer will send to all dissenting shareholders who timely filed the necessary notice of intent to demand the fair value of their shares and who did not vote their shares in favor of the merger proposal a notice (a “notice of procedure”), containing certain information required by Section 302A.473, subdivision 4 of the MBCA, including the address to which a dissenting shareholder must send a demand for payment and certificates representing dissenting shares in order to obtain payment for dissenting shares and the date by which they must be received, any restrictions on transfer of uncertificated dissenting shares that will apply and a form to be used to certify the date on which the dissenting shareholder (or the beneficial owner on whose behalf the dissenting shareholder dissents) acquired such dissenting shares (or an interest in them) and to demand payment.

Demand for Payment and Deposit of Shares
In order to receive the fair value of the shares under Section 302A.473 of the MBCA, a dissenting shareholder must demand payment and deposit certificates representing certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice of procedure is given. Under Section 302A.011, subdivision 17 of the MBCA, such notice is given by Bremer when deposited in the U.S. mail with sufficient postage affixed. A dissenting shareholder who fails to timely make demand for payment and deposit certificates (or comply with any restrictions on transfer of uncertificated shares) as required by Section 302A.473, subdivision 4 of the MBCA, loses the right to receive the fair value of such dissenting shares even if such dissenting shareholder timely filed a notice of intent to demand payment under Section 302A.473, subdivision 3 of the MBCA.
Determination and Payment of “Fair Value”
Except as provided below, if a valid demand for payment and deposit of stock certificates is duly made by a dissenting shareholder, then after Bremer’s or the surviving entity’s receipt of such demand or the effective date of the mergers, whichever is later, the surviving entity must pay the dissenting shareholder an amount which the surviving entity estimates to be the fair value of the dissenting shares, plus interest, if any. The surviving entity will include a brief description of the method used to reach its estimate of fair value. For the purpose of a dissenting shareholder’s rights under Sections 302A.471 and 302A.473 of the MBCA, “fair value” means the value of the shares of stock immediately before the effective date of the mergers. It is possible that the fair value of shares of Bremer common stock as determined pursuant to dissenters’ rights procedures may be determined to be less than the value of the merger consideration. Additionally, “interest” means interest commencing five days after the effective date of such merger until the date of payment, calculated at the rate provided in Minnesota Statutes Section 549.09, subdivision 1, paragraph (c), clause (1), which is currently 4% simple interest per annum.
If a dissenting shareholder believes this payment by the surviving entity is less than the fair value of the dissenting shares, plus interest, if any, such dissenting shareholder must give written notice to the surviving entity of the dissenting shareholder’s own estimate of the fair value of the dissenting shares, plus interest, if any, within 30 days after the date the surviving entity mails the payment, and must demand payment of the difference between the dissenting shareholder’s own estimate and the surviving entity’s payment. If such dissenting shareholder fails to give written notice of such estimate to the surviving entity or fails to demand payment of the difference, within the 30-day time period, such dissenting shareholder is entitled only to the amount of the surviving entity’s payment.
The surviving entity may withhold such payment with respect to dissenting shares for which a dissenting shareholder demanding payment (or persons on whose behalf such dissenting shareholder acts) was not the beneficial owner as of the first public announcement date of the merger agreement, which is November 25, 2024. As to each such dissenting shareholder who has validly demanded payment, following the effective time of the merger or the receipt of demand, whichever is later, the surviving entity must mail its estimate of the fair value of such dissenting shareholder’s dissenting shares and a statement of the reason for withholding the payment, and offer to pay this amount, plus interest, if any, to the dissenting shareholder upon receipt of such dissenting shareholder’s agreement to accept this amount in full satisfaction. The dissenting shareholder may decline the surviving entity’s offer and give written notice to the surviving entity of such dissenting shareholder’s own estimate of the fair value of the dissenting shares, plus interest, if any, and demand payment of this amount. This demand must be mailed to the surviving entity within 30 days after the mailing of the surviving entity’s offer. If the dissenting shareholder fails to make this demand within the 30-day time period, such dissenting shareholder is entitled only to the amount the surviving entity offered.
If the surviving entity receives a demand from a dissenting shareholder (including a dissenting shareholder who held shares of Bremer common stock on November 25, 2024, and a dissenting shareholder who purchased shares of Bremer common stock after that date who has complied with the applicable demand requirements) for a supplemental payment, the surviving entity must, within 60 days after receiving the demand, either pay to the dissenting shareholder the amount demanded or agreed to by the dissenting shareholder after discussion with the surviving entity or file in court a petition requesting that the court determine the statutory fair value of the dissenting shares, plus interest, if any. The petition must be filed in the county in which Bremer’s registered office is located, which is Ramsey County, Minnesota. Bremer’s registered office is subject to change at any time. All dissenting shareholders whose demands are not resolved within the applicable 60-day period must be made parties to this proceeding.
The court will then determine whether each dissenting shareholder in question has fully complied with the provisions of Sections 302A.471 and 302A.473 of the MBCA, and for all dissenting shareholders who have fully complied and not forfeited statutory dissenters’ rights, will determine the fair value of the dissenting shares, taking into account any and all factors the court finds relevant (including, without limitation, the recommendation of any appraisers that may have been appointed by the court), computed by any method that the court, in its discretion, sees fit to use, whether or not used by the surviving entity or a dissenting shareholder. The fair value of the dissenting shares as determined by the court is binding on all dissenting shareholders. However, under Minnesota law, dissenting shareholders are not liable to the surviving entity for the amount, if any, by which payments remitted to the dissenting shareholders exceed the fair value of such dissenting shares determined by a court, plus interest, if any. The costs and expenses of such a court proceeding are assessed against the surviving entity, except that the court may assess part or all of those costs and expenses against a dissenting shareholder whose action in demanding payment is found to be arbitrary, vexatious or not in good faith.
Limitation of Other Rights
Under Section 302A.471, subdivision 4 of the MBCA, a shareholder has no right at law or in equity to have the mergers set aside or rescinded, except if the mergers are fraudulent with regard to such shareholder or Bremer.

THE MERGER AGREEMENT
This section of the proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached hereto in Annex A. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are urged to read the full text of the merger agreement, as it is the legal document governing the mergers. This section is not intended to provide you with any factual information about Old National or Bremer. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Old National makes with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 103 of this proxy statement/prospectus.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with certain information regarding the terms of the merger agreement. Factual disclosures about Old National and Bremer contained in this proxy statement/prospectus or in documents of Old National filed with the SEC may supplement, update or modify the factual disclosures about Old National and Bremer contained in the merger agreement. The merger agreement contains representations and warranties by Bremer, on the one hand, and by Old National, on the other hand, made solely for the benefit of the other and not for any other party. The representations, warranties and covenants made in the merger agreement by Old National and Bremer were qualified and subject to important limitations agreed to by Old National and Bremer in connection with the negotiation of the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the mergers if the representations and warranties of the other party prove to be untrue or inaccurate due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Old National and Bremer each delivered in connection with the merger agreement and certain documents filed by Old National with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Old National and Bremer at the time they were made or otherwise. For more information, see “Where You Can Find More Information” beginning on page 103.
Structure of the Mergers
Each of Bremer’s and Old National’s respective boards of directors have unanimously approved and adopted the merger agreement. Under the merger agreement, ONB Merger Sub will first merge with and into Bremer, with Bremer as the surviving corporation in the first step merger as a wholly-owned subsidiary of Old National. Immediately following the first step merger, and as part of a single, integrated transaction, Bremer will then merge with and into Old National, with Old National as the surviving corporation in the second step merger. Immediately following the second step merger, or at a later time as determined by Old National, Bremer’s wholly-owned banking subsidiary, Bremer Bank will merge with and into Old National’s wholly-owned banking subsidiary, Old National Bank, with Old National Bank as the surviving bank.
Prior to the consummation of the mergers, Old National and Bremer may, by mutual agreement, change the method or structure of effecting the combination of Old National and Bremer if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however that no such change may (i) alter or change the merger consideration; (ii) adversely affect the tax treatment of Bremer’s shareholders or Old National’s shareholders relating to the mergers; (iii) adversely affect the tax treatment of Bremer or Old National pursuant to the merger agreement; or (iv) materially impede or delay the consummation of the mergers in a timely manner.

Merger Consideration
Pursuant to the terms and subject to the conditions set forth in the merger agreement, Bremer shareholders will receive cash and Old National common stock for each of their shares of Bremer common stock. At the effective time of the first step merger, each outstanding share of Bremer common stock (except for dissenting shares, shares of treasury stock or shares owned by Bremer, Old National or ONB Merger Sub, in each case other than shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or held, directly or indirectly, as a result of debts previously contracted) will be converted into the right to receive (i) $26.22 in cash without interest and (ii) 4.182 shares of Old National common stock. No fractional shares of Old National common stock will be issued in the mergers and holders of Bremer common stock will be entitled to receive cash in lieu of fractional shares. Because the merger consideration is comprised of a fixed amount of cash consideration plus a fixed amount of shares of Old National common stock for each share of Bremer common stock, the market value of the merger consideration will fluctuate with the market price of Old National common stock and will not be known at the time Bremer shareholders vote on the merger agreement. Based on the closing stock price of Old National common stock on the NASDAQ Stock Exchange, as reported by The Wall Street Journal, of $23.58 as of January 28, 2025, the value of the per share merger consideration payable to holders of Bremer common stock was approximately $124.83 as of such date.
Fractional Shares
Old National will not issue any fractional shares of Old National common stock in the mergers. Instead, a former holder of Bremer common stock who otherwise would have received a fraction of a share of Old National common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (i) the average of the closing-sale prices of Old National common stock on the NASDAQ Stock Exchange as reported by The Wall Street Journal for the five (5) full trading days ending on the trading day immediately preceding the closing date of the mergers by (ii) the fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) of Old National common stock which such holder would otherwise be entitled to receive.
Governing Documents
At the effective time of the second step merger, the Old National articles of incorporation and the Old National bylaws as in effect immediately prior to the effective time shall be the articles of incorporation and bylaws of the combined company until thereafter amended in accordance with applicable law.
Closing and Effective Time of the Mergers
The closing will occur by electronic exchange of documents at 8:00 a.m., Minneapolis time, on the first business day of the month immediately following the month during which the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing of the first step merger, but subject to the satisfaction or waiver thereof), or, if such business day is not at least five (5) business days after the aforementioned satisfaction or waiver, then the first business day of the second month after satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing of the first step merger, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Old National and Bremer.
On the closing date, Old National and Bremer will cause to be filed the articles of merger with respect to the first step merger with the Secretary of State of the State of Minnesota and the Secretary of State of the State of Indiana. The first step merger will become effective at such time as set forth in the articles of merger in accordance with the MBCA and the Indiana Business Corporation Law (the “IBCL”) (the “effective time”).
Immediately following the effective time of the first step merger, in accordance with the MBCA and IBCL, Old National will cause the surviving corporation to be merged with and into Old National in the second step merger, with Old National surviving the second step merger as the combined company and continuing its existence under the laws of Indiana, and the separate corporate existence of the surviving corporation will cease as of the second effective time. In furtherance of the foregoing, Old National will cause to be filed with the Secretary of State of the State of Minnesota, in accordance with the MBCA, and the Secretary of State of the State of Indiana, in accordance with the IBCL, articles of merger relating to the second step merger. The second step merger will become effective at such time as specified in the relevant articles of merger in accordance with the relevant provisions of the MBCA and IBCL, or at such other time as provided by applicable law (the “second effective time”).
Exchange of Shares
Old National to Make Consideration Available
At or prior to the effective time of the first step merger, Old National shall deposit with the exchange agent, for the benefit of Bremer shareholders, (i) certificates or evidence of shares in book entry form representing shares of Old National common stock to be issued to holders of Bremer common stock, and (ii) an amount in cash by wire transfer equal to the aggregate cash merger consideration and aggregate cash in lieu of fractional shares to be paid to holders of Bremer common stock in exchange for shares of Bremer common stock.
Exchange Procedures
As promptly as practicable after the effective time of the mergers, but in no event later than five (5) business days thereafter, Old National will cause the exchange agent to mail to each holder of record of one (1) or more certificates (which, for purposes of this proxy statement/prospectus, shall be deemed to include certificates or book-entry account statements) representing shares of Bremer common stock immediately prior to the effective time, a letter of transmittal and instructions for use in effecting the surrender of such old certificate(s) in exchange for the merger consideration, including new certificates (which, for purposes of this proxy statement/prospectus, shall be deemed to include certificates or evidence in book-entry form) representing the number of whole shares of Old National common stock which shares of Bremer common stock represented by such old certificate(s) shall have been converted into the right to receive pursuant to the merger agreement, as well as any cash in lieu of fractional shares and dividends or distributions to be paid pursuant to the merger agreement as described in “— Dividends and Distributions” below.
If a certificate for Bremer common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration in the mergers upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by Old National, the posting of a bond by such claimant in an amount as Old National may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.
After the effective time of the mergers, there will be no further transfers on the stock transfer books of Bremer of Bremer common stock that were issued and outstanding immediately prior to the effective time.
Withholding
Each of Old National and the exchange agent will be entitled to deduct and withhold from any consideration otherwise payable pursuant to the merger agreement to any holder of Bremer common stock the amounts it is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. Old National or the exchange agent, as applicable, will make commercially reasonable efforts to provide notice to the applicable payee of its intent to deduct or withhold and the basis for such deduction or withholding before any such deduction or withholding is made, and reasonably cooperate with such payee in order to eliminate or to reduce any such deduction or withholding, including providing a reasonable opportunity for such payee to provide forms or other evidence that would mitigate, reduce or eliminate such deduction or withholding. If any such amounts are withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder from whom they were withheld and deducted.

Dividends and Distributions
Following the effective time of the mergers, no dividends or other distributions declared with respect to Old National common stock will be paid to the holder of any unsurrendered certificate representing shares of Bremer common stock until the holder surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of Old National common stock which the shares of Bremer common stock represented by such old certificate have been converted into the right to receive under the merger agreement.
Representations and Warranties
The merger agreement contains representations and warranties made by Bremer to Old National and ONB Merger Sub, and Old National and ONB Merger Sub to Bremer, relating to a number of matters, including, among others, the following:
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corporate matters, including due organization and qualification, and subsidiaries;

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capitalization;

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authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;

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required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers;

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reports to regulatory authorities;

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financial statements, internal controls, books and records and absence of undisclosed liabilities;

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the absence of certain changes or events since December 31, 2023;

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legal proceedings;

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tax matters;

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employee matters and employee benefit plan matters;

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compliance with applicable laws;

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absence of agreements with regulatory authorities;

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absence of action or circumstance that would prevent the mergers from qualifying as a “reorganization” under Section 368(a) of the Code;

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broker’s fees payable in connection with the mergers;

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risk management instruments;

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environmental matters;

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investment securities and commodities;

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real property ownership and leases; and

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information security.

The merger agreement contains additional representations and warranties made by Bremer with respect to:
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certain material contracts;

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intellectual property;

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inapplicability of takeover statutes;

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opinion of its financial advisor;

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loan portfolio matters; and

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insurance matters.

The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by Old National and Bremer, respectively, and (ii) with respect to representations and warranties by Old National and ONB Merger Sub, qualified by the reports of Old National filed with the SEC during the period from January 1, 2022 through the time prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).
In addition, as set forth in the merger agreement, certain representations and warranties of Old National, ONB Merger Sub and Bremer are qualified as to “materiality” or “material adverse effect.”
The representations and warranties in the merger agreement do not survive the effective time of the mergers.
Covenants and Agreements
Conduct of Businesses Prior to the Consummation of the Mergers
Prior to the effective time of the mergers (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement, required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain specified exceptions, each of Old National and Bremer will, and will cause its subsidiaries to (i) conduct their respective businesses in the ordinary course consistent with past practice in all material respects, (ii) use reasonable best efforts to maintain and preserve intact their respective business organizations, employees and advantageous business relationships and (iii) take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to consummate the transactions contemplated thereby on a timely basis.
Additionally, Bremer has undertaken further covenants. Prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, Bremer may not, and Bremer may not permit any of its subsidiaries to, without the prior written consent of Old National (such consent not to be unreasonably withheld, conditioned or delayed), undertake the following, among other actions:
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other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of Bremer or any of its wholly-owned subsidiaries to Bremer or any of its subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (the creation of deposit liabilities, issuance of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposits, and entry into repurchase agreements are not prohibited by this covenant);

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adjust, split, combine or reclassify any capital stock;

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make, declare, pay or set a record date for any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other equity or voting securities, except, in each case, (i) dividends paid by any of Bremer’s subsidiaries to Bremer or any of its wholly-owned subsidiaries, (ii) regular quarterly cash dividends by Bremer at a rate not in excess of $1.70 per share of Bremer common stock, (iii) cash dividends on shares of Bremer common stock in an amount per share that the Bremer board of directors determines in good faith are required to be paid by Bremer to ensure the conditions to the conversion right with respect to Bremer Class B common stock set forth in the Bremer articles of incorporation are not satisfied, (iv) the acceptance of shares of Bremer Class B common stock into Bremer Class A common stock in accordance with the Bremer articles of incorporation, or (v) the purchase or repurchase of Bremer Class A common stock pursuant to the Bremer plan of reorganization;
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grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

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issue, sell, transfer, encumber or otherwise permit to become outstanding any additional shares of capital stock or voting securities or equity interest or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except issuance of Bremer Class A common stock upon conversion of Bremer Class B common stock in accordance with the terms of the Bremer articles of incorporation or issuances to a Bremer benefit plan;

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sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any individual, corporation or other entity other than a wholly-owned subsidiary of Bremer, or cancel, release or assign any indebtedness of any such person or any claims against any such person, in each case other than in the ordinary course of business consistent with past practice, including any debt collection or foreclosure transactions, or pursuant to contracts or agreements in force at the date of the merger agreement;

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except for transactions in the ordinary course of business consistent with past practice (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted), make any material investment either by purchase of stock, securities or other equity interests, contributions to capital, property transfers, or purchase of any property or assets of any person other than a wholly-owned subsidiary of Bremer;

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except in the ordinary course of business (i) terminate, materially amend, or waive any material provision of, or waive, release, compromise or assign any material rights or material claims under certain material agreements identified in the merger agreement, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than renewals of contracts and leases in the ordinary course of business and without material adverse changes of terms with respect to Bremer, or (ii) enter into any contract that would constitute a material agreement if it were in effect on the date of the merger agreement;

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except as required by the terms of the merger agreement, any Bremer benefit plan existing as of the date of the merger agreement or applicable law, (i) enter into, establish, adopt, amend or terminate any Bremer benefit plan, or any arrangement that would be a Bremer benefit plan if in effect on the date of the merger agreement, other than renewals in the ordinary course of business consistent with past practice, (ii) increase the compensation or benefits payable to any current or former employee, director or consultant, other than increases in base salary or wage rate (and corresponding increases in incentive compensation) in the ordinary course of business consistent with past practice up to a defined percentage, (iii) pay or award, accelerate the vesting of any equity- based awards or other compensation or benefits, (iv) enter into any new, or amend any existing employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement (v) fund the obligations under any Bremer benefit plan in a rabbi trust, (vi) terminate the employment or services of any Bremer employee at the E89 level or above other than for cause, or (vii) hire any new employee above a specified level of seniority;

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except for specified exclusions or for debt workouts in the ordinary course of business consistent with past practice, settle any claim, suit, action or proceeding, except involving solely monetary remedies in an amount individually and in the aggregate that is not material to Bremer or Old National or their subsidiaries, as applicable, and that would not impose any material restriction on, or create any precedent that would be material to, the business of it or its subsidiaries or, after the consummation of the mergers, Old National and its subsidiaries;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

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amend the Bremer articles of incorporation or the Bremer bylaws or comparable governing document of its material subsidiaries;

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merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any such subsidiaries;

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other than in prior consultation with Old National, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade, except as may be required by U.S. GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity or requested by a governmental entity;

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take any action that is intended or expected to result in any of the conditions to the mergers not being satisfied;

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implement or adopt any material change in its accounting principles, practices or methods, other than as required by U.S. GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity;

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enter into any material new line of business;

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other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to (i) lending (including any change in the maximum ratio or similar limits as a percentage of its capital applicable with respect to its loan portfolio or any segment thereof), investment, underwriting, loan risk ratings, risk or asset liability management, securitization, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (ii) its investment securities portfolio, hedging practices and policies or its policies with respect to the classification or reporting of such portfolios, in each case except as required by applicable law or a governmental entity;

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other than following consultation with Old National, make, acquire, renew or extend, or amend or modify in any material respect, any loan or any commitment for a loan (including a letter of credit), in each case that (i) involves or results in total credit exposure of the Bremer Bank of $10 million or greater to any borrower, or (ii) immediately after making such loan, the loan has a risk rating by the Bremer Bank of 5W or greater, which includes any “criticized” or “classified” loan; provided that any such loan shall not include any loan for which a commitment to make or acquire was entered into prior to the date of the merger agreement;

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make, or commit to make, any capital expenditures (other than included in Bremer’s capital budget which has been made available to Old National) in excess of $250,000 individually or $1 million in the aggregate;

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other than in consultation with Old National, make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes;

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other than in consultation with Old National, undertake any response, action or customer or public communication with regard to (i) any event resulting in unauthorized access to or the disruption or misuse of an information system or information stored on an information system, including but not limited to such information pertaining to Bremer’s or its subsidiaries’ customers, or (ii) any ransomware event; or

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agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, Old National may not, and Old National may not permit any of its subsidiaries to, without the prior written consent of Bremer (such consent not to be unreasonably withheld, conditioned or delayed), undertake the following, among other actions:

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amend the Old National articles of incorporation or the Old National bylaws in a manner that would materially and adversely affect the holders of Bremer common stock, or adversely affect the holders of holders of Bremer common stock relative to other holders of Old National common stock;

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(i) adjust, split, combine or reclassify any capital stock of Old National, or (ii) make, declare or pay any extraordinary dividend, or make any other extraordinary distribution on, any shares of Old National common stock;

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merge or consolidate itself or any of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any such subsidiaries;

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enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business that would reasonably be expected to prevent, impede or materially delay the consummation of the mergers;

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take any action that is intended or expected to result in any of the conditions to the mergers not being satisfied;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

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agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters
Old National and Bremer have agreed to cooperate with each other and use their respective reasonable best efforts to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities.
Each of Old National and Bremer has agreed to use its reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby. However, in no event will Bremer or Old National, or any of their respective subsidiaries be required, and neither Bremer or Old National, nor any of their respective subsidiaries be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to result in a materially burdensome regulatory condition.
Old National and Bremer have also agreed to furnish each other with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus and any statement, filing, notice or application to any governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement, as well as to keep each other apprised of the status of matters related to the consummation of the transactions contemplated by the merger agreement.
Employee Matters
The merger agreement provides that, Old National will provide to Bremer continuing employees for as long as they are employed during the period commencing on the effective time and for one year following the effective time, (i) base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by Bremer or its subsidiaries to such continuing employee immediately prior to the effective time, (ii) short-term, annual and long-term incentive compensation target opportunities that are no less favorable, in the aggregate, than the short-term, annual and long-term incentive compensation target opportunities provided by Bremer or its subsidiaries to such continuing employee immediately prior to the effective time and (iii) other compensation and employee benefits that are no less favorable, in the aggregate, to the other compensation and employee benefits (excluding defined benefit pension plans benefits and ESOP benefits) provided by Bremer or its subsidiaries to such continuing employee immediately prior to the effective time. Old National has also agreed that it, or one of its subsidiaries, will provide to each continuing employees of Bremer whose employment terminates during the one-year period following the closing of the mergers with the severance benefits that are provided under and pursuant to the Old National’s severance plan; provided that such severance benefits will be determined (A) without taking into account any reduction after the closing of the mergers in compensation paid to such continuing employee and (B) taking into account each continuing employee’s service with Bremer and its subsidiaries (and any predecessor entities) prior to the closing of the mergers (based on the continuing employee’s original hire date as reflected in Bremer’s records), and, on or after the closing of the mergers, Old National and its subsidiaries.
The merger agreement also provides that, with respect to any employee benefit plans of Old National or its subsidiaries in which any continuing employees become eligible to participate on or after the effective time (the “new plans”), Old National will, (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such continuing employees and their eligible dependents under any new plans, except to the extent such waiting periods would apply under the analogous Bremer benefit plan, (ii) use commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any eligible expenses incurred by such employee or dependent prior to the effective time under a Bremer benefit plan, to the same extent that such credit was given under the analogous Bremer benefit plan prior to the effective time, in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any new plan, and (iii) recognize all service of such employees with Bremer and its subsidiaries for all purposes in any new plan to the same extent such service was taken into account under the analogous Bremer benefit plan prior to the effective time. The foregoing service recognition do not apply to the extent it would result in duplication of benefits for the same period of services.
Old National shall, or shall cause one of its subsidiaries to, assume and honor all Bremer benefit plans in accordance with their terms. Old National acknowledged in the merger agreement that a “change in control” (or similar phrase) within the meaning of the Bremer benefit plans will occur at the effective time of the mergers.
Bremer shall cause any 401(k) plan sponsored or maintained by Bremer or any of its subsidiaries to be terminated effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing of the mergers. The continuing employees will be eligible to participate, effective as soon as administratively practicable following the effective time of the mergers (but no later than the second payroll period following the closing), in a 401(k) plan sponsored or maintained by Old National or one of its subsidiaries. Old National and Bremer will take any and all actions as may be required to permit the continuing employees who are then actively employed to make rollover contributions to the Old National 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, Old National common stock or notes (in the case of loans), or a combination thereof. Prior to the effective time, Bremer or its subsidiaries may make an employer contribution (at a level determined in the ordinary course of business consistent with past practice) to any Bremer 401(k) plan for the year in which the effective time occurs or any prior year.
Bremer shall cause its employee stock ownership plan to be terminated effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing of the mergers. Bremer and Old National shall take any and all actions as may be required to permit the continuing employees to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) to the Old National 401(k) Plan of distributions in the form of cash, Old National Common Stock or a combination thereof.
Nothing in the merger agreement will confer upon any employee, director or consultant of Bremer or any of its subsidiaries or affiliates any right to continue in the employ or service of Bremer, Old National or any subsidiary or affiliate thereof, or will interfere with or restrict in any way the rights of Bremer, Old National or any subsidiary or affiliate thereof to discharge or terminate the services of any employee, director or consultant of Bremer or any of its subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in the merger agreement will be deemed to (i) establish, amend, or modify any Bremer benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Old National or any of its subsidiaries or affiliates to amend, modify or terminate any particular Bremer benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement after the effective time. Nothing in the merger agreement, express or implied, is intended to or will confer upon any person, including any current or former employee, director or consultant of Bremer or any of its subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement.
Director and Officer Indemnification and Insurance
The merger agreement provides that from and after the effective time of the mergers, Old National will indemnify and hold harmless and will advance expenses as incurred, in each case to the extent (subject to applicable law) such persons were indemnified or entitled to advancement of expenses as of the date of the merger agreement by Bremer pursuant to the Bremer articles of incorporation, the Bremer bylaws, the governing or organizational documents of any subsidiary of Bremer or any contract in existence as of the date of the merger agreement and disclosed to Old National, each present and former director and officer of Bremer and its subsidiaries (in each case, when acting in such capacity) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time of the mergers, arising out of the fact that such person is or was a director or officer of Bremer or any of its subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time of the mergers, including matters, acts or omissions occurring in connection with the approval of the merger agreement and the transactions contemplated by the merger agreement. In the case of advancement of expenses, the Bremer indemnified party to whom expenses are advanced must provide an undertaking to repay such advances if it is ultimately determined that such Bremer indemnified party is not entitled to indemnification.
The merger agreement requires Old National, as the surviving entity in the mergers, to maintain for a period of six years after the effective time, Bremer’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against the present and former officers and directors of Bremer or any of its subsidiaries arising from facts or events that occurred at or prior to the consummation of the mergers. However, Old National is not required to spend annually more than 300% of the current annual premium paid as of the date of the merger agreement by Bremer for such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then Old National will maintain policies of insurance which provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Bremer, in consultation with Old National, may obtain at or prior to the effective time a six-year “tail” policy under Bremer’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus and regulatory applications, obtaining required Bremer shareholder approval, the listing of the shares of Old National common stock be issued in the mergers, access to information of the other company, advice of changes, exemption from takeover restrictions, shareholder litigation relating to the transactions contemplated by the merger agreement, the coordination of dividend declarations, the assumption by Old National of Bremer’s indebtedness, certain governance matters and public announcements with respect to the transactions contemplated by the merger agreement.
Agreement Not to Solicit Other Offers
Bremer has agreed that it will, and will cause its officers, directors, employees, agents, advisors and representatives (collectively, “representatives”), to, immediately cease and cause to be terminated, any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than Old National with respect to any acquisition proposal.
Bremer has agreed that it will not, and will cause its subsidiaries and its and their respective representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, indication of interest, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to and entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal, except in each case to notify a person that has made or, to the knowledge of Bremer, is making any inquiries with respect to, or is considering making, an acquisition proposal, of the existence of these provisions of the merger agreement. However, prior to the approval of the merger agreement by the Bremer shareholders, if Bremer receives an unsolicited bona fide written acquisition proposal that did result from or arise in connection with a breach of the restrictions on acquisition proposals set forth above, Bremer may, and may permit its subsidiaries and its and its subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions if the Bremer board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any confidential or nonpublic information, Bremer enters into a confidentiality agreement with such third party making such acquisition proposals on terms no less favorable to it than the confidentiality agreement between Bremer and Old National, and which confidentiality agreement must not provide such person with any exclusive right to negotiate with Bremer.
For purposes of the merger agreement, an “acquisition proposal” means other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Bremer and its subsidiaries or 25% or more of any class of equity or voting or nonvoting securities of Bremer or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Bremer, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting or nonvoting securities of Bremer or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Bremer, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Bremer or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Bremer.
Bremer has agreed to promptly (within 24 hours) advise Old National following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal (including the terms and conditions of, and the identity of the person making, such inquiry or acquisition proposal), provide Old National with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or acquisition proposal and keep Old National apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal.
Conditions to Complete the Mergers
Old National’s and Bremer’s respective obligations to complete the mergers are subject to the satisfaction or waiver, at or prior to the effective time of the mergers, of the following conditions:
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the requisite Bremer shareholder vote having been obtained;

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the admission for listing on the NASDAQ Stock Exchange, subject to official notice of issuance, of the shares of Old National common stock to be issued in the mergers;

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all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;

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the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

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no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the mergers, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the mergers, the bank merger or any of the other transactions contemplated by the merger agreement;

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the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the mergers are completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

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the performance by the other party in all material respects of all obligations and covenants required to be performed by it under the merger agreement at or prior to the date on which the mergers are completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

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receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

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solely with respect to Old National’s obligation to close, Bremer’s adjusted tangible shareholder’s equity as of the month-end at least five business days before the date on which the last of the other closing conditions is satisfied being equal to or exceeding $1.3 billion.

Neither Bremer nor Old National can provide assurance as to when or if all of the conditions to the mergers can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to the consummation of the mergers, whether before or after the receipt of the requisite Bremer vote of its shareholders at the special meeting of shareholders, in the following circumstances:
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by mutual written consent of Old National and Bremer;

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by either Old National or Bremer if any governmental entity that must grant a requisite regulatory approval has denied approval of the mergers or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the mergers or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

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by either Old National or Bremer if the mergers have not been completed on or before November 25, 2025, unless the failure of the mergers to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement; provided that, if on such date, the closing conditions relating to the requisite regulatory approvals shall not have been satisfied or waived, but all other conditions to closing have been satisfied or waived, such termination date shall be automatically extended to February 25, 2026; provided further, that if all closing conditions in the merger agreement are satisfied on a date that occurs prior to the initial termination date but under the terms of the merger agreement the closing would occur after the termination date, the termination date shall be extended to the specified date;

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by either Old National or Bremer (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Bremer, in the case of a termination by Old National, or Old National or ONB Merger Sub, in the case of a termination by Bremer, which either individually or in the aggregate would constitute, if occurring or continuing on the date the mergers are completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date); or

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by Old National prior to such time as the requisite Bremer vote is obtained, if (i) the Bremer board of directors shall have (a) failed to recommend in this proxy statement/prospectus that the shareholders of Bremer approve the merger agreement, or withheld, withdrawn, modified or qualified such recommendation in a manner adverse to Old National, (b) adopted, approved, recommended or endorsed an alternative acquisition proposal or publicly disclosed its intention to do so, or failed to publicly and without qualification recommend against such alternative acquisition proposal or reaffirm the its recommendation that the shareholders of Bremer approve the merger agreement, within ten (10) business days after an alternative acquisition proposal is made public or any request by Old National to do so or (c) publicly proposed to do any of the foregoing or (ii) Bremer or the Bremer board of directors has breached in any material respect its obligations relating to shareholder approval or the non-solicitation of acquisition proposals.

Neither Old National nor Bremer is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Old National common stock or Bremer common stock.
Effect of Termination
If the merger agreement is terminated, it will become void and have no effect, except that (i) none of Bremer, Old National or ONB Merger Sub will be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of the merger agreement and (ii) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses, the confidential treatment of information and the termination fee described below.
Termination Fee
Bremer will pay Old National a termination fee equal to $55,000,000 in cash (the “termination fee”), if the merger agreement is terminated in the following circumstances:
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in the event that after the date of the merger agreement, a bona fide acquisition proposal has been made known to senior management or the Bremer board of directors, or has been made directly to Bremer’s shareholders generally, or any person has publicly announced (and in each case, not withdrawn at least two business days prior to the Bremer special meeting) an acquisition proposal with respect to Bremer, and thereafter (i) the merger agreement is terminated (a) by either Old National or Bremer because the first step merger has not been completed prior to the termination date (and Bremer has not obtained shareholder approval of the merger proposal) and all other conditions for Bremer to close the mergers had been satisfied or were capable of being satisfied at a time prior to such termination or (b) by Old National as a result of a willful breach of a representation, warranty, covenant or other agreement in the merger agreement by Bremer that would constitute the failure of a closing condition and that has not been cured during the permitted time period, or by its nature cannot be cured during such period, and (ii) prior to the date that is 12 months after the date of such termination, Bremer enters into a definitive agreement with respect to an acquisition proposal or consummates a transaction with respect to an acquisition proposal (in each case, with references to “25%” in the definition of “acquisition proposal” instead referring to “50%”); or

•
if the merger agreement is terminated by Old National because prior to receipt of Bremer shareholders’ approval of the merger proposal, (i) the Bremer board of directors has made a recommendation change or (ii) Bremer or the Bremer board of directors has breached its obligations relating to shareholder approval or the non-solicitation of acquisition proposals in any material respect.
Except in the case of actual and intentional fraud or willful and material breach, the maximum aggregate amount of fees, liabilities or damages payable by Bremer under the merger agreement will be equal to the termination fee (together with any costs, fees and interest as specified in the merger agreement), as applicable, and in no event shall Bremer be required to pay the termination fee on more than one occasion.
Expenses and Fees
Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The merger agreement provides that all filing and other fees paid to the SEC or any other governmental entity in connection with the mergers, the bank merger and the other transactions contemplated by the merger agreement will be borne equally by Old National and Bremer.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after the receipt of the requisite vote of the Bremer shareholders, except that after the receipt of the requisite vote of the Bremer shareholders, there may not be, without further approval of the Bremer shareholders, any amendment to the merger agreement that requires such further approval of such shareholders under applicable law.
At any time prior to the effective time of the mergers, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other parties pursuant to the merger agreement, and (iii) waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, except that after the receipt of the requisite Bremer vote, there may not be, without further approval of the Bremer shareholders, any extension or waiver of the merger agreement or any portion thereof that requires such further approval of such shareholders under applicable law.
Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the State of Indiana, without regard to any applicable conflicts of law, except the first step and second step Minnesota articles of merger will be governed by the laws of the State of Minnesota and the first step and second step Indiana articles of merger will be governed by the laws of the State of Indiana, and matters relating to the fiduciary duties of the Bremer board of directors and the trustees of the Otto Bremer Trust will be subject to the laws of the State of Minnesota.
Specific Performance
Old National, Bremer and ONB Merger Sub will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the mergers), in addition to any other remedy to which they are entitled at law or in equity.

SHAREHOLDER VOTING AGREEMENTS
The following describes certain material provisions of the trustee voting agreement and the director voting agreements. This description of the trustee voting agreement and the director voting agreement is subject to, and qualified in its entirety by reference to, the trustee voting agreement, which is attached to this proxy statement/prospectus as Annex B, and the form of director voting agreement, which is attached to this proxy statement/prospectus as Annex C. You are urged to read the trustee voting agreement and form of director voting agreement (together, the “shareholder voting agreements”) carefully and in their entirety.
Concurrently with the execution of the merger agreement, on November 25, 2024, Old National entered into a voting agreement with the trustees on behalf of the Otto Bremer Trust and a voting agreement with each of the directors of Bremer (other than the trustees that are directors of Bremer), who are also Bremer shareholders, in their respective capacities as Bremer shareholders and not in their capacities as an officer or director of Bremer, as the case may be. As of the record date for the Bremer annual meeting, these directors and the Otto Bremer Trust collectively and beneficially owned 86.20% of the outstanding shares of Bremer common stock.
Voting
Under the shareholder voting agreements, each such shareholder (and in the case of the trustee voting agreement, the trustees) agrees to, among other things, at any meeting or action of shareholders of Bremer called to vote upon the merger proposal (i) appear at such or meeting or otherwise cause such shareholder’s shares of Bremer common stock to be counted as present thereat for the purpose of establishing a quorum, (ii) vote such shareholder’s shares of Bremer common stock (or otherwise provide a proxy, consent or voting instruction or direction) in favor of (a) approval of the merger proposal and (b) the adjournment proposal, (iii) not initiate any proxy solicitation or undertake any other efforts against the merger agreement, the mergers or the transactions contemplated by the merger agreement, and (iv) not vote such shareholder’s shares of Bremer common stock (or otherwise provide a proxy or consent) in favor of, or otherwise support, an alternative acquisition proposal with respect to Bremer or any action that is intended to, or could reasonably be expected to impede, interfere with, delay or otherwise adversely affect the mergers or the transactions contemplated by the merger agreement.
Restrictions on Transfer
Each such shareholder (and in the case of the trustee voting agreement, the trustees) also agrees not to, directly or indirectly, sell, offer for sale, transfer, pledge, assign, encumber or otherwise dispose of, or enter into any contract, agreement, option, commitment, derivative or other arrangement or understanding with respect to any sale, offer for sale, transfer, pledge, assignment, encumbrance or other disposition of any of such shareholder’s shares or the voting rights thereunder from the date of the merger agreement until the effective time of the mergers without the prior written consent of Old National.
Other Covenants
Under the shareholder voting agreements, each such shareholder (and in the case of the trustee voting agreement, the trustees) also agrees not to, and agrees to direct and use their respective reasonable best efforts to cause their agents and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any acquisition proposal with respect to Bremer, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal with respect to Bremer, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to an acquisition proposal with respect to Bremer, (iv) enter into any term sheet, letter of intent, indication of interest, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement in connection with or relating to any acquisition proposal with respect to Bremer, or (v) solicit proxies or initiate a shareholder vote with respect to an acquisition proposal with respect to Bremer or otherwise knowingly facilitate any effort or attempt to make or implement an acquisition proposal with respect to Bremer, except in each case to notify a person that has made or, to the knowledge of such shareholder, is making any inquiries with respect to, or is considering making, an acquisition proposal with respect to Bremer, of the existence of these provisions. However, in the event Bremer is engaging in discussions or negotiations with a person making an acquisition proposal in accordance with the merger agreement with respect to such acquisition proposal, each such shareholder (and in the case of the trustee voting agreement, the trustees) and such shareholder’s (or such trustees’) agents and representatives will be entitled to engage in any discussions or negotiations that Bremer is permitted to engage in pursuant to the merger agreement with respect to such acquisition proposal.
Each such shareholder also agrees to waive and not to exercise or perfect any rights of appraisal or rights to dissent from the first step merger that such shareholders may have with respect to such shareholder’s shares of Bremer common stock under applicable law, to the extent permitted by applicable law.
Termination
Each shareholder voting agreement will terminate upon the earliest to occur of (i) the termination of the merger agreement in accordance with its terms, (ii) the Bremer board of directors making a recommendation change in accordance with the terms of the merger agreement, (iii) the entry into any amendment, modification, waiver or other change to any provision of the merger agreement without the shareholder’s (and, in the case of the trustee voting agreement, the trustees’) prior written consent that (a) diminishes the amount or changes the form of the merger consideration, (b) extends the termination date or imposes any additional conditions or obligations that would reasonably be expected to materially impede or delay the consummation of the transactions contemplated by the merger agreement, or (c) otherwise would reasonably expected to adversely affect the rights or obligations of the shareholder (and in the case of the trustee voting agreement, the trustees) in connection with the transactions contemplated by the merger agreement and (iv) the effective time of the mergers.

ACCOUNTING TREATMENT
The mergers will be accounted for as an acquisition of Bremer by Old National under the acquisition method of accounting in accordance with U.S. GAAP for financial reporting and accounting purposes. After the mergers, the results of operations of Bremer will be included in the consolidated financial statements of Old National. The merger consideration will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of merger consideration over fair value of the net tangible and identified intangible assets of Old National acquired will be recorded as goodwill. Any identified intangible asset may be amortized by charges to operations under U.S. GAAP.
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS
The following discussion is a summary of certain U.S. federal income tax consequences of the mergers to U.S. holders (as defined below) of Bremer common stock that exchange their shares of Bremer common stock for shares of Old National common stock and cash in the mergers. The following summary is based upon the provisions of the Code, its legislative history, existing and proposed U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect as of the date of this proxy statement/prospectus, and all of which are subject to change, and to differing interpretations possibly with retroactive effect. Any such change or interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion addresses only U.S. holders who hold Bremer common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion assumes the mergers will be consummated in accordance with the merger agreement as described in this proxy statement/prospectus. Holders of Bremer common stock that are not U.S. holders should consult their own tax advisors as to the tax consequences of the mergers. This discussion does not address any U.S. federal tax consequences other than income tax consequences (such as estate, gift or other non-income tax consequences) or any state, local or foreign income or non-income tax consequences, or under any U.S. federal laws other than those pertaining to income tax. In addition, this discussion does not purport to be a complete analysis of all of the U.S. federal income tax consequences (such as the Medicare contribution tax on net investment income, any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith) or any alternative minimum tax) that may be relevant to U.S. holders in light of their particular circumstances and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders of Bremer common stock that are subject to special rules, including, but not limited to:
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financial institutions;

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partnerships or other pass-through entities (or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes) or investors in such partnerships or pass-through entities;

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mutual funds;

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S corporations or investors in such S corporations;

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insurance companies;

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tax-exempt organizations or governmental organizations;

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dealers or brokers in securities or currencies;

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traders in securities that elect to use a mark-to-market method of accounting;

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persons that immediately before the mergers directly, indirectly or constructively owned at least 5% of all Bremer common stock (by vote or value);

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regulated investment companies;

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real estate investment trusts;

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tax-qualified retirement plans;

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persons that hold Bremer common stock as part of a straddle, hedge, constructive sale or conversion transaction;

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persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;

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holders who exercise dissenters’ rights;

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individuals who are U.S. expatriates and former citizens or long-term residents of the United States;

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holders who acquired their shares of Bremer common stock through the exercise of an employee stock option, in connection with a performance-based or other restricted stock unit or otherwise as compensation, or who receive shares of Old National common stock that are subject to vesting;

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holders who hold their shares as “qualified small business stock” for the purposes of Section 1045 or Section 1202 of the Code; and

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persons that have a functional currency other than the U.S. dollar.

If a partnership or pass-through entity (or other entity or arrangement classified as a partnership or pass-through entity for U.S. federal income tax purposes) holds Bremer common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships for U.S. federal income tax purposes and partners in such a partnership should consult their tax advisors about the tax consequences of the mergers to them.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Bremer common stock that is, or is treated for U.S. federal income tax purposes as, any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States or of any state or the District of Columbia;

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a trust that (i) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more U.S. persons (as defined in Section 7701(a)(30) of the Code) or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person; or

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an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

No rulings have been, or will be, sought by Bremer or Old National from the IRS with respect to the mergers, and there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described in this proxy statement/prospectus. The actual tax consequences of the mergers to you may be complex and will depend on your specific situation and on factors that are not within the control of Bremer or Old National.
All Bremer shareholders should consult their own tax advisors as to the tax consequences of the mergers in their particular circumstances, including the applicability and effect of U.S. federal, state, local or non-U.S. income or other tax laws.
The parties intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Old National’s obligation to complete the mergers that Old National receive an opinion from Squire Patton Boggs (US) LLP, as of the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Additionally, it is a condition to Bremer’s obligation to complete the mergers that Bremer receive an opinion from Wachtell Lipton Rosen & Katz, as of the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (collectively, the “opinions”). The opinions will be subject to customary qualifications and assumptions, including that the mergers will be completed according to the terms of the merger agreement. One critical factual assumption is that at least 40 percent of the value of the merger consideration received in exchange for Bremer’s common stock in the first step merger will consist of Old National common stock, taking into account any cash consideration received (including any cash paid in lieu of fractional shares of Old National common stock) and cash payable to holders of dissenting shares.
These opinions will also be based on the assumption that the representations included in the representation letters of Bremer and Old National, are, as of the effective time of the mergers, true and complete without qualification and that the representation letters of Bremer and Old National are executed by appropriate and authorized officers of Bremer and Old National. Neither of the opinions described above will be binding on the IRS. Bremer and Old National have not sought and will not seek any ruling from the IRS regarding any matters relating to the mergers, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the mergers could be adversely affected. Accordingly, each holder of Bremer common stock should consult his, her or its tax advisor with respect to the particular tax consequences of the mergers to such holder.
Tax Consequences to U.S. Holders Generally
If the mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to U.S. holders of the mergers are as follows:
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a U.S. holder will recognize gain in an amount equal to the lesser of (i) the cash received (other than cash paid in lieu of a fractional share of Old National common stock) received by the holder and (ii) the gain realized. The gain realized is the excess, if any, of (a) the sum of the amount of cash received by the U.S. holder in the mergers (other than cash paid in lieu of a fractional share of Old National common stock) and the fair value of the Old National common stock received, over (b) the U.S. holder’s adjusted tax basis in the Bremer common stock surrendered in the mergers;

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a U.S. holder will not recognize any loss upon the exchange of Bremer common stock for Old National common stock and cash in the mergers (other than with respect to any cash received in lieu of a fractional share of Old National common stock);

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a U.S. holder’s aggregate tax basis in the Old National common stock received in the mergers (including fractional shares deemed received and deemed redeemed as described below) will equal the holder’s tax basis in the Bremer common stock surrendered therefor in the mergers, reduced by any cash received (other than any cash paid in lieu of a fractional share of Old National common stock), and increased by the amount of gain the holder recognizes on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below, but excluding any gain recognized with respect to cash paid in lieu of a fractional share of Old National common stock);

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a U.S. holder’s holding period in the Old National common stock received by such holder in the mergers will include the holder’s holding period in the Bremer common stock surrendered in exchange therefor; and

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a U.S. holder who receives cash in lieu of a fractional share of Old National common stock will be treated as having received the fractional share pursuant to the mergers and then as having exchanged that fractional share with Old National for cash in a redemption transaction. Such holder will generally recognize gain or loss equal to the difference between the amount of cash received and such holder’s tax basis allocated to such fractional share.

If a U.S. holder acquired different blocks of shares of Bremer common stock (a block of stock is stock of the same class acquired on the same day at the same price per share) at different times or different prices, any gain or loss may be determined separately for each block of shares and such U.S. holder’s basis and holding period in its shares of Old National common stock may be determined with reference to each block of shares of Bremer common stock. Each holder should consult his, her or its tax advisor regarding the manner in which the cash consideration and stock consideration should be allocated among different blocks of shares of Bremer common stock surrendered and the determination of the tax bases and holding periods of the Old National common stock received.
Any gain recognized in the mergers generally will be long-term capital gain if the U.S. holder held the Bremer common stock surrendered in the mergers for more than one year at the effective time of the first step merger, and otherwise generally will be short-term capital gain. In the case of a U.S. holder that holds Bremer common stock with differing tax bases and/or holding periods, the preceding rules must be applied separately to each block of shares of Bremer common stock (i.e., Bremer common stock of the same class acquired on the same day at the same price per share). Generally, long-term capital gain of individuals and other non-corporate U.S. holders currently is eligible for preferential U.S. federal income tax rates. In certain circumstances, if a U.S. holder actually or constructively owns Old National common stock other than Old National common stock received pursuant to the transaction, the recognized gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income to the extent of such U.S. holder’s ratable share of Bremer’s undistributed earnings and profits. To the extent, if any, that the recognized gain is treated as dividend income, noncorporate U.S. holders generally would be taxed on such amounts at the preferential rates applicable to long-term capital gain. Because the possibility of dividend treatment depends upon the particular circumstances of a U.S. holder, including the application of certain constructive ownership rules, U.S. holders should consult their tax advisors regarding the potential application of the foregoing rules to their particular circumstances.
Information Reporting and Backup Withholding
In general, information reporting requirements may apply to cash payments made to U.S. holders in connection with the mergers, unless an exemption applies. Backup withholding (currently, at a rate of 24%) may apply to amounts subject to information reporting if the applicable shareholder fails to provide an accurate taxpayer identification number, fails to report all interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to establish an exemption from backup withholding. U.S. holders can claim a credit against their U.S. federal income tax liability for the amount of any backup withholding and a refund of any excess, provided that all required information is timely provided to the IRS.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE APPLICABLE OR OF IMPORTANCE TO A PARTICULAR HOLDER. THE TAX CONSEQUENCES OF THE MERGERS WILL DEPEND ON A HOLDER’S SPECIFIC SITUATION. EACH HOLDER SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO SUCH HOLDER OF THE TRANSACTION IN LIGHT OF THE HOLDER’S OWN CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

DESCRIPTION OF OLD NATIONAL SECURITIES
As a result of the mergers, Bremer shareholders who receive shares of Old National common stock in the mergers will become shareholders of Old National. Your rights as a shareholder of Old National will be governed by the IBCL, the Old National articles of incorporation and the Old National bylaws. The following briefly summarizes the material terms of Old National common stock that will be issued in connection with the mergers. You are urged to read the applicable provisions of the IBCL, the Old National articles of incorporation and the Old National bylaws, which will be sent to shareholders of Bremer upon request. For further information, see “Where You Can Find More Information.”
Common Stock
Authorized Common Stock
As of January 28, 2025, Old National’s authorized common stock, without par value, was 600,000,000 shares, of which 318,986,101 shares were issued and outstanding. Shares of Old National common stock, when issued in accordance with the terms of the merger agreement, will be validly issued, fully paid and non-assessable.
General
Voting Rights
The holders of Old National common stock are entitled to one vote for each share of common stock held of record by them on all matters to be voted on by shareholders, except:
(a)
shares of common stock are not entitled to a vote if such shares are owned, directly or indirectly, by another corporation and Old National owns, directly or indirectly, a majority of the shares entitled to vote for directors of such corporation; provided, however, such limitation on voting does not limit Old National’s power to vote shares of Old National common stock held by Old National in or for an employee benefit plan or in any other fiduciary capacity; or

(b)
to the extent shares are control shares acquired in a control share acquisition within the meaning of Chapter 42 of the IBCL, which such shares have voting rights only to the extent granted by resolution approved by Old National shareholders in accordance with Section 23-1-42-9 of the IBCL.

The holders of Old National common stock are not entitled to cumulative voting rights. Under the IBCL, directors are elected by a plurality of the votes cast by shares entitled to vote in an election at a meeting at which a quorum is present. Old National bylaws provide that for all other shareholder votes, when a quorum is present at any meeting, the vote of a majority of the stock having voting power present or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of the IBCL, or the Old National articles of incorporation and the Old National bylaws, a greater vote is required, in which case such express provision shall govern and control the decision of such question.
Dividends
Subject to the rights of any series of preferred stock authorized by the Old National board of directors as provided by the Old National articles of incorporation, the holders of Old National common stock are entitled to dividends as and when declared by the Old National board of directors out of funds legally available for the payment of dividends.
Liquidation
In the event of a liquidation or dissolution of Old National, subject to the rights of any outstanding series of preferred stock, the holders of common stock are entitled to share in all assets remaining for distribution to common shareholders according to their interests.

Other Rights
Holders of Old National common stock have no preemptive or other subscription rights, and shares of common stock are not subject to any further calls or assessments by Old National. There are no redemption or conversion rights or sinking fund provisions applicable to the shares of Old National common stock.
Listing
Old National’s common stock is listed on the NASDAQ Stock Exchange under the symbol “ONB”. Old National’s transfer agent for its common stock is Continental Stock Transfer & Trust Company.
Forward Sale Agreements
Old National entered into two forward sale agreements on November 25, 2024 with the forward purchaser, relating to an aggregate of 21,904,762 shares of Old National common stock. In connection with the forward sale agreements, the forward purchaser or its affiliate borrowed from third parties an aggregate of 21,904,762 shares of Old National common stock.
The forward sale price was initially $20.16 per share, which is the price at which the underwriters agreed to buy the shares of Old National common stock offered. The forward sale price is subject to adjustment on a daily basis based on a floating interest rate factor equal to the specified rate less a spread and will be decreased on each of the dates specified in the forward sale agreements by amounts related to expected dividends on shares of Old National common stock during its term. The forward sale price will also be subject to decrease if the cost to the forward purchaser (or its affiliate) of borrowing a number of shares of Old National common stock underlying the forward sale agreements exceeds a specified amount. If the specified rate is less than the spread on any day, the interest rate factor will result in a daily reduction of the forward sale price.
Before any issuance of shares of Old National common stock upon physical or net share settlement of the forward sale agreements, Old National expects that the shares issuable upon settlement of the forward sale agreements will be reflected in Old National’s diluted earnings per share calculation using the treasury stock method. Under this method, the number of shares of Old National common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares of Old National common stock that would be issued upon full physical settlement of the forward sale agreements over the number of shares of Old National common stock that could be purchased by Old National in the market (based on the average market price of Old National common stock during the applicable reporting period) using the proceeds receivable upon full physical settlement (based on the adjusted forward sale price at the end of the reporting period).
Consequently, before physical or net share settlement of the forward sale agreements and subject to the occurrence of certain events, Old National anticipates that there will be no dilutive effect on its earnings per share except during periods when the average market price of shares of Old National common stock is above the applicable adjusted forward sale price, which was initially $20.16 per share, subject to increase or decrease based on the specified rate less a spread, and subject to price adjustment and other provisions of the forward sale agreements, including a decrease based on amounts related to expected dividends on Old National common stock on dates specified in the forward sale agreements and if the cost to the forward purchaser (or its affiliate) of borrowing a number of shares of Old National common stock underlying the forward sale agreements exceeds a specified amount. However, if Old National decides to physically settle or net share settle the forward sale agreements, then delivery of shares of Old National common stock to the forward purchaser on any such physical or (to the extent Old National is obligated to deliver shares of its common stock) net share settlement of the forward sale agreements would result in dilution to Old National’s earnings per share.
The forward purchaser has the right to accelerate the forward sale agreements and require Old National to physically settle on a date specified by the forward purchaser if:
•
the forward purchaser (or its affiliate) (i) is unable to borrow a number of shares of Old National common stock equal to the number of shares of Old National common stock underlying the forward sale agreements because of the lack of sufficient shares being made available for share borrowing by lenders or (ii) would incur a stock loan rate greater than the rate specified in the forward sale agreements to continue to borrow such shares;
•
certain regulatory ownership thresholds applicable to the forward purchaser, its affiliates and other persons who may form a beneficial share ownership group or whose ownership positions would be aggregated with the forward purchaser are exceeded;

•
Old National declares any dividend or distribution on Old National common stock that constitutes an extraordinary dividend or is payable in (i) cash in excess of a specified amount (other than extraordinary dividends), (ii) securities of another company owned (directly or indirectly) by Old National as a result of a spin-off or similar transaction or (iii) any other type of securities (other than Old National common stock), rights, warrants or other assets for payment at less than the prevailing market price, as reasonably determined by the forward purchaser;

•
there is an announcement of any event or transaction that, if consummated, would result in certain extraordinary events (as such term is defined in the forward sale agreements and that includes certain mergers (other than the mergers or the bank merger) and tender offers and the delisting of Old National common stock); or

•
certain other events of default, termination events or other specified events occur, including, among other things, any material misrepresentation made by Old National in connection with entering into the forward sale agreements or the occurrence of a hedging disruption or a change in law (as such terms are defined in the forward sale agreements).

The forward purchaser’s decision to exercise its right to accelerate the settlement of the forward sale agreements will be made irrespective of Old National’s need for capital. In such cases, Old National could be required to issue and deliver shares of Old National common stock under the physical settlement provisions of the forward sale agreements irrespective of Old National’s capital needs, which would result in dilution to Old National’s earnings per share and return on equity. In addition, upon certain events of bankruptcy or insolvency related to Old National, the forward sale agreements will terminate without further liability of any party. Following any such termination, Old National would not issue any shares of Old National common stock or receive any proceeds pursuant to the forward sale agreements.
Old National expects to physically settle the forward sale agreements (by the delivery of shares of Old National common stock) and receive proceeds from the sale of those shares of Old National common stock upon one or more forward settlement dates within approximately 12 months from the date of the forward sale agreements. Old National may also elect cash settlement or net share settlement for all or a portion of its obligations under the forward sale agreements. Upon physical settlement or, if Old National so elects, net share settlement of the forward sale agreements, delivery of shares of Old National common stock in connection with such physical settlement or (to the extent Old National is obligated to deliver shares of its common stock) net share settlement will result in dilution to Old National’s earnings per share and return on equity. If Old National elects cash settlement or net share settlement with respect to all or a portion of the shares of its common stock underlying the forward sale agreements, then Old National expects that the forward purchaser (or an affiliate thereof) will purchase a number of shares of Old National common stock necessary to satisfy its or its affiliate’s obligation to return the shares of Old National common stock borrowed from third parties in connection with sales of shares of Old National common stock related to the forward sale agreements and, if applicable in connection with net share settlement, to deliver shares of Old National common stock to Old National. If the market value of Old National common stock at the time of such purchase (as determined pursuant to the terms of the forward sale agreements) is above the forward sale price under the forward sale agreements at that time, then Old National would pay or deliver, as the case may be, to the forward purchaser under the forward sale agreements, an amount in cash, or a number of shares of Old National common stock with a market value (as determined pursuant to the terms of the forward sale agreements), equal to such difference. Any such difference could be significant. Conversely, if the market value of Old National’s common stock at the time of such purchase (as determined pursuant to the terms of the forward sale agreements) is below the forward sale price under the forward sale agreements at that time, the forward purchaser will pay or deliver, as the case may be, to Old National under the forward sale agreements, an amount in cash, or a number of shares of Old National common stock with a market value (as determined pursuant to the terms of the forward sale agreements), equal to such difference.

In addition, the purchase of shares of Old National common stock in connection with the forward purchaser or its affiliate unwinding its hedge positions could cause the price of Old National common stock to increase over such time (or reduce or prevent a decrease over such time), thereby increasing the amount of cash Old National would owe to the forward purchaser (or decreasing the amount of cash that the forward purchaser would owe Old National) upon a cash settlement of the forward sale agreements or increasing the number of shares of Old National common stock Old National would deliver to the forward purchaser (or decreasing the number of shares of Old National common stock that the forward purchaser would deliver to Old National) upon net share settlement of the forward sale agreements. Old National will not be able to control the manner in which the forward purchaser (or its affiliate) unwinds its hedge positions.
Indiana Law and Certain Provisions of the Old National Articles of Incorporation; Anti-Takeover Measures
Articles of Incorporation
The Old National articles of incorporation currently authorize the issuance of 600,000,000 shares of common stock and 2,000,000 shares of preferred stock. Within the limits of applicable law and the listing rules of the NASDAQ Stock Exchange, these shares are available to be issued, without prior shareholder approval, in classes with relative rights, privileges and preferences determined for each class by the Old National board of directors.
The Old National articles of incorporation also provide that certain business combinations may, under certain circumstances, require approval of more than a simple majority of Old National’s issued and outstanding shares, and require a vote of not less than eighty percent (80%) of the outstanding shares of common stock for the amendment of certain significant provisions of the Old National articles of incorporation.
Additionally, the Old National articles of incorporation provide that the Old National board of directors will consider non-financial factors that it deems relevant when evaluating a business combination. Any amendment of this provision requires a vote of not less than eighty percent (80%) of the outstanding shares of common stock.
Finally, the Old National articles of incorporation provide that any person or group of persons who acquires 15% or more of Old National’s then outstanding common stock must pay an amount at least equal to the highest percent over market value paid for shares already held by such person or group when acquiring additional shares. Any amendment of this provision requires a vote of not less than eighty percent (80%) of the outstanding shares of common stock.
These provisions in the Old National articles of incorporation are designed to encourage potential acquirors to negotiate with the Old National board of directors to preserve for shareholders Old National’s value in the event of a takeover attempt. These provisions reduce the likelihood that a potential acquiror who is unwilling to pay a market premium determined by the board to be sufficient will attempt to acquire shares of Old National common stock by means of an open market accumulation, front-end loaded tender offer or other coercive or unfair takeover tactic. These provisions in the Old National articles of incorporation would ensure that Old National, its shareholders and the other stakeholders would be protected from certain takeover attempts, or the acquisition of a substantial block of equity, on terms that may be less favorable generally than would be available in transactions negotiated with and approved by the board.
Indiana Law
Chapters 42 and 43 of the IBCL may be deemed to have certain anti-takeover effects by prescribing, in the case of Chapter 42, certain voting requirements in instances in which a person acquires shares of Old National in excess of certain thresholds or proscribing, in the case of Chapter 43, certain transactions between Old National and an “interested stockholder” (defined generally as a person beneficially owning 10% or more of a corporation’s outstanding voting stock) during the five-year period following the time such person became an interested stockholder.
In addition, Chapter 35 of the IBCL provides that in taking or declining to take any action, or in making or declining to make any recommendation to the shareholders of an Indiana corporation with respect to any matter, a board of directors may, in its discretion, consider both the short term and long term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects thereof on the corporation’s shareholders and the other corporate constituent groups and interests, as well as any other factors deemed pertinent by the directors. As a result, by expanding the factors that may be considered relevant by the directors in assessing a takeover proposal, this provision could be deemed to have certain anti-takeover effects.

COMPARISON OF SHAREHOLDERS’ RIGHTS
If the mergers are completed, Bremer shareholders will receive shares of Old National common stock in the mergers. Old National is organized under the laws of the State of Indiana, and Bremer is organized under the laws of the State of Minnesota. The following is a summary of the material differences between (1) the current rights of Bremer shareholders under the Bremer articles of incorporation, the Bremer bylaws and the Bremer plan of reorganization, and (2) the current rights of Old National shareholders under the Old National articles of incorporation and the Old National bylaws.
Old National and Bremer believe that this summary describes the material differences between the rights of Old National shareholders as of the date of this proxy statement/prospectus and the rights of Bremer shareholders as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Old National’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”
	Bremer Governing Documents	Old National Governing Documents
Number of Authorized and Outstanding Shares
Bremer is authorized to issue up to (i) 12,000,000 shares of Bremer Class A common stock, no par value, and (ii) 10,800,000 shares of Bremer Class B common stock, no par value. As of the record date for the special meeting of Bremer shareholders, there were 1,924,785 shares of Bremer Class A common stock outstanding and 10,075,000 shares of Bremer Class B common stock outstanding.
The Bremer articles of incorporation provide that Bremer may not issue any additional shares of Bremer Class A common stock if such an issuance would reduce the remaining authorized but unissued shares of Bremer Class A common stock to an amount that is less than the total amount of shares of outstanding Bremer Class B common stock.
Except with respect to voting and conversion rights, the Bremer Class A common stock and Bremer Class B common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters, including the right to share equally in any dividends declared Bremer and the right to share equally in liquidation proceeds.
Old National is authorized to issue up to (i) 600,000,000 shares of common stock, without par value and (ii) 2,000,000 shares of preferred stock, without par value. As of January 28, 2025 there were 318,986,101 shares of Old National common stock outstanding and 231,000 shares of Old National preferred stock outstanding.
Voting Limitations	Holders of Bremer Class A common stock are entitled to one vote per share on each matter voted on at a meeting of Bremer	Each share of Old National common stock is entitled to one vote on each matter voted on at a meeting of Old National’s

	Bremer Governing Documents	Old National Governing Documents
	shareholders. Holders of Bremer Class B common stock are not entitled to vote on any issue properly subject to vote by the Bremer shareholders, except that Holders of Bremer Class B common stock are entitled to vote on an equivalent per share basis with the holders of Bremer Class A common stock with respect to the following extraordinary corporate transactions, (i) any vote of Bremer shareholders relative to a merger, consolidation, liquidation, dissolution or a proposed sale of all or substantially all of the assets of Bremer, and (ii) any vote relative to an amendment to the Bremer articles of incorporation purporting to change the capital structure of Bremer or the voting power of the Bremer Class A common stock or the Bremer Class B common stock.	shareholders.
Rights of Preferred Stock	Not applicable.
The Old National articles of incorporation provide that shares of preferred stock may be issued from time to time in one or more additional series. Such shares of preferred stock may be redeemed, purchased, or otherwise acquired by Old National, subject to any limitation or restriction, if any, as contained in the express terms of any series, and may be reissued except as otherwise provided by law.
As of January 28, 2025, there were 231,000 shares of Old National preferred stock outstanding. The designations, powers, preferences, limitations, restrictions and relative rights of such preferred stock are set forth in the Old National articles of incorporation.

Size of Board of Directors	The Bremer bylaws provide that the number of directors serving on the Bremer board of directors shall be fixed by resolution of the shareholders and that, unless otherwise prohibited by the shareholders, the directors may	The Old National articles of incorporation provide that the number of directors on the Old National board of directors, excluding directors who may be elected by the holders of any preferred stock, shall not be less

	Bremer Governing Documents	Old National Governing Documents
	increase or decrease the size of the Bremer board of directors. The Bremer board of directors is currently comprised of nine directors.	than seven or more than twenty-five, with the exact number to be fixed from time to time by the Old National bylaws, which provide that the Old National board of directors currently is comprised of 15 directors, subject to any changes approved by the board of directors.
Classes of Directors	The Bremer board of directors consists of one class. All directors serve for a term that expires at the next regular meeting of shareholders and until their respective successors are elected and qualified or their earlier death, resignation, removal or disqualification.	The Old National board of directors consists of one class. All directors serve a one-year term, expiring at the next annual meeting of shareholders, or until their respective successors are duly elected and qualified or their earlier resignation, death, or removal.
Removal of Directors	The Bremer bylaws provide that shareholders may remove any or all of the directors, with or without cause, upon the affirmative vote of shareholders holding a majority of shares entitled to vote at an election of directors. Any director named by the board of directors to fill a vacancy may be removed at any time, without or without cause, by the affirmative vote of a majority of the remaining directors if the shareholders have not elected directors in the interim between the time of the appointment to fill such vacancy and the time of the removal.	The Old National bylaws provide that directors may be removed, with or without cause, only by (i) the affirmative vote of the holders of not less than two-thirds of the issued and outstanding shares of common stock entitled to vote on the removal, or (ii) the affirmative vote of not less than two-thirds of the actual number of directors elected and qualified and then in office.
Vacancies on the Board of Directors	The Bremer bylaws provide that the affirmative vote of a majority of remaining directors then in office (even if less than a quorum) may fill a vacancy resulting from the death, resignation, removal or disqualification of a director. A vacancy resulting from an increase in the size of the board of directors may be filled by a majority of the directors then in office at the time of such increase. A director elected to fill a vacancy will be a director until such director’s successor is elected by the Bremer shareholders at their next regular or special meeting.	The Old National bylaws provide that a vacancy occurring in the board of directors for any reason may be filled for the remaining portion of the term by the affirmative vote of a majority of the remaining directors, whether or not the remaining directors constitute a quorum.

	Bremer Governing Documents	Old National Governing Documents
Special Meetings of Shareholders	The Bremer bylaws provide that special meetings of the shareholders, unless otherwise prescribed by statute or the Bremer articles of incorporation, may be called by the Chief Executive Officer, President, Chief Financial Officer, any two or more directors, or by a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the Bremer board of directors for that purpose, must be called by 25% or more of the voting power of all share entitled to vote.	The Old National bylaws provide that, except as otherwise provided by law or by the Old National articles of incorporation, special meetings of shareholders (i) may be called by the board of directors, the chairman of the board of directors, the chief executive officer, or the president and (ii) shall be called by the chairman of the board of directors, the chief executive officer, the president, or the secretary at the request, in writing, of (a) a majority of the board of directors or (b) the holders of at least 25% of the shares entitled to vote on the matter to be considered at the special meeting.
Quorum	The Bremer bylaws provide that a majority of the voting power of the shares entitled to vote at the meeting constitute a quorum at a meeting of shareholders.	Under the Old National bylaws, except as otherwise provided by law or by the Old National articles of incorporation, the holders of record of a majority of the issued and outstanding stock of Old National entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum at a meeting of shareholders.
Notice of Shareholder Meetings	The Bremer bylaws provide that notice of each shareholder meeting must be given to each shareholder entitled to vote not less than five days, nor more than 60 days before, the date of the meeting. For any shareholder meeting at which a plan or agreement of merger is to be considered, notice must be given to all shareholders of record not less than fourteen days nor more than 60 days before the date of the meeting.	The Old National bylaws provide that written notice of the purpose, date, time and place, or means of remote communication of each meeting of Old National’s shareholders will be given not less than ten days nor more than 60 days before the meeting date to each shareholder of record entitled to vote at the meeting.
Advance Notice of Shareholder Nominations and Shareholder Proposals	Not applicable.	The Old National bylaws provide that for director nominee suggestions to be brought properly before the board of directors by a shareholder, the shareholder must submit such suggestion, in writing, to the corporate governance and

	Bremer Governing Documents	Old National Governing Documents

nominating committee of the board of directors at least 120 days before the date of the meeting. A shareholder’s written suggestion must set forth (i) the name and address of the shareholder making the suggestion; (ii) the number and class of shares owned by the shareholder; (iii) the name, address, and age of the nominee for election as director; (iv) the nominee’s principal occupation during the five years preceding the date of the suggestion; (v) all other information concerning the nominee which would be required in the proxy statement used to solicit proxies for the election of the nominee; (vi) a consent of the nominee to serve as director of Old National, if elected; and (vii) such other information as the corporate governance and nominating committee may reasonably request.
The Old National board of directors, after considering the recommendations of the corporate governance and nominating committee, shall have the sole authority for nominating persons to stand for election as directors at any meeting of shareholders.

Limitation of Liability for Officers and Directors	The Bremer articles of incorporation eliminate a director’s personal liability to the fullest extent permitted by the MBCA. The MBCA provides that a director’s personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director may be eliminated except the articles of incorporation may not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) certain illegal distributions or	The Old National articles of incorporation and the Old National bylaws do not provide for any limitation of liability for officers and directors. However, Chapter 35 of the IBCL provides that a director is not liable for any action taken as a director, or any failure to take any action, regardless of the nature of the alleged breach of duty, including alleged breaches of the duty of care, the duty of loyalty, and the duty of good faith, unless (i) the director has breached or failed to perform the duties of the director’s office in compliance with the IBCL and (ii) the breach or failure to perform constitutes willful

	Bremer Governing Documents	Old National Governing Documents
	fraudulent investment advice, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the date when the provision in the Bremer articles of incorporation eliminating or limiting liability becomes effective.	misconduct or recklessness. Old National’s officers and directors are indemnified under Indiana law, the Old National articles of incorporation and the Old National bylaws against certain liabilities.
Indemnification of Officers and Directors	The Bremer bylaws provide that Bremer shall indemnify such persons, for such expenses and liabilities as permitted by §302A.521 of the MBCA. The MBCA provides that a corporation will indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present capacity as a director, officer or employee, or such person who is or was serving at the request of the corporation, as a director, officer, partner, trustee, governor, manager, employee, or agent of another organization or employee benefit plan, against judgments, penalties, fines, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person: (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, settlements, and reasonable expenses, (ii) acted in good faith, (iii) received no improper personal benefit and the MBCA section with respect to director conflicts of interests, if applicable, has been satisfied, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (v) in the case of acts or omissions by directors, officers and employees, reasonably believed that the conduct was in
The Old National articles of incorporation require Old National to indemnify its officers and directors to the fullest extent authorized by the IBCL and to pay for or reimburse reasonable expenses incurred before the final disposition of the proceeding as authorized by the IBCL. The Old National articles of incorporation also authorize Old National to maintain insurance at its expense to protect itself and any of its directors, officers, employees or agents or those of another corporation, partnership, joint venture, trust, or other entity against expense, liability or loss, whether or not Old National would have the power to indemnify such person against such expense, liability or loss under the IBCL. Old National currently maintains directors’ and officers’ liability insurance.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to Old National directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Old National has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

	Bremer Governing Documents	Old National Governing Documents

the best interests of the corporation.
The MBCA provides that such persons are entitled, to payment or reimbursement by the corporation of reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in advance of the final disposition of the proceeding, (i) upon receipt by the corporation of a written affirmation by the person of a good faith belief that the criteria for indemnification set forth in the MBCA have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the corporation, if it is ultimately determined that the criteria for indemnification have not been satisfied, and (ii) after a determination that the facts then known to those making the determination would not preclude indemnification under the MBCA.

Amendments to Organizational Documents	The Bremer articles of incorporation may be amended pursuant to the procedures specified in the MBCA. Pursuant to the MBCA, an amendment to the Bremer articles of incorporation may be submitted to the Bremer shareholders by a resolution approved by the affirmative vote of a majority of the directors present or by a shareholder or shareholders holding three percent or more of the voting power of the shares entitled to vote. The proposed amendment is adopted upon the affirmative vote of the holders of the greater of (i) a majority of the voting power of the shares present and entitled to vote on the amendment proposal and (ii) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting.
Under the IBCL, the Old National articles of incorporation may be amended by the affirmative vote of a majority of all votes entitled to be cast on the matter at any shareholder meeting.
The Old National articles of incorporation provide that the Old National bylaws may be amended by either (i) the affirmative vote of a majority of the actual number of directors elected and qualified or (ii) the affirmative vote of a majority of all votes entitled to be cast on the matter at any shareholder meeting, provided that the proposed amendment is contained in the notice of such shareholder meeting.

	Bremer Governing Documents	Old National Governing Documents

Subject to certain exceptions, the Bremer bylaws may be amended, altered or repealed by a majority of the whole board of directors provided that such proposed amendment is included in the notice for such meeting. The shareholders of Bremer may amend the Bremer bylaws pursuant to the procedures specified in the MBCA. Pursuant to the MBCA, an amendment to the Bremer bylaws may be submitted to the Bremer shareholders by a resolution approved by a shareholder or shareholders holding three percent or more of the voting power of the shares entitled to vote. The proposed amendment is adopted on the affirmative vote of the holders of the greater of (i) a majority of the voting power of the shares present and entitled to vote on the amendment proposal and (ii) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting.
See Voting Rights above for information regarding the voting rights of Bremer Class A common stock and Bremer Class B common stock.

Action by Written Consent of Shareholders	Pursuant to the MBCA, an action required or permitted to be taken at a meeting of Bremer shareholders may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the Bremer shareholders entitled to vote on that action.	The Old National articles of incorporation provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if, prior to such action, a written consent (or consents) setting forth the action is signed by all of the shareholders entitled to vote entitled to vote with respect to the subject matter of the action. Any such written consent must be filed with the minutes of the proceedings of the shareholders.
Share Conversion	Upon the occurrence of the following events, each share of Bremer Class B common stock	Not applicable.

	Bremer Governing Documents	Old National Governing Documents

will be converted into one full paid and nonassessable share of Bremer Class A common stock:
at the affirmative election of the transferee upon the transfer of Bremer Class B common stock from the holder thereof to any third party or entity; or
at the affirmative election of the holder of Bremer Class B common stock, if cash dividends have not been paid on the Bremer Class A common stock and the Bremer Class B common stock with respect to any fiscal year of Bremer in an amount equal to at least 5% of Bremer’s consolidated net book value as of the last date of the immediately preceding fiscal year.

Transfer of Shares
Bremer purchase option
In the event that a holder of Bremer Class A common stock proposes to dispose of or transfer its stock (or any interest therein) to a third party or upon the death, retirement or termination of employment with Bremer of such holder, such holder must provide written notice to Bremer of such event, and Bremer or its assignee will have the option to purchase the Bremer Class A common stock for a cash purchase price equal to its book value per share as shown on Bremer’s consolidated balance sheet as of the last day of the immediately preceding fiscal quarter (the “Bremer purchase option”). The Bremer purchase option commences on the date of the event giving rise to the Bremer purchase option and continues until 60 days after Bremer receives written notice of the event giving rise to the Bremer purchase option. The closing of any purchase and sale of Bremer Class A common stock contemplated by the Bremer purchase option must occur not later than 120 days after Bremer
Not applicable.

Bremer Governing Documents	Old National Governing Documents

exercises its right, or such longer period as reasonably required to obtain any necessary regulatory approvals. If Bremer or its assignee fails to exercise the Bremer purchase option within the option period, the holder of the Bremer Class A common stock may transfer the Bremer Class A common stock in their sole discretion.
Transferee’s option
In the event of a sale of all or substantially all of the shares of Bremer Class B common stock held by the Otto Bremer Trust, the Otto Bremer Trust, its assignee or the transferee of such stock has the right (the “transferee’s option”), to purchase all shares of Bremer Class A common stock that are outstanding at a cash purchase price equal to the greater of the below:
the book value per share as set forth on Bremer’s consolidated balance sheet as of the day of the immediately preceding fiscal quarter;
the average price per share realized by the Otto Bremer Trust for the sale of its Bremer Class A common stock and Bremer Class B common stock; or
with respect to any Bremer Class A common stock owned by the Bremer ESOP or any stock owned by a former Bremer ESOP participant which stock was distributed from the Bremer ESOP to such participant within the preceding 15 months, the fair market value of the stock as established by its most recent annual appraisal.
The transferee’s option is effective upon written notice of exercise of the option to the holders of Bremer Class A common stock on or subsequent to the date upon

Bremer Governing Documents	Old National Governing Documents

which the Otto Bremer Trust and the transferee execute a definitive purchase agreement for the Bremer Class B common stock. The period to exercise the transferee’s option will continue for 60 days following the effective date of the sale of Bremer Class B common stock. The purchase and sale of Bremer Class A common stock pursuant to the transferee’s option must occur within 120 days following the exercise of the transferee’s option, or such longer period as reasonably required to obtain any necessary regulatory approvals.
Put option to transferee
In the event of a sale of all or substantially all of the shares of Bremer Class B common stock held by the Otto Bremer Trust, each holder of Bremer Class A common stock has the right (the “put option to transferee”), to sell all of its Bremer Class A common stock shares to the Otto Bremer Trust or the Otto Bremer Trust’s designated assignee for a total cash purchase price per share equal to the average sales price per share realized by the Otto Bremer Trust for the sale of its Bremer Class A common stock and Bremer Class B common stock. The put option to transferee is effective commencing with the date on which the Otto Bremer Trust and its transferee execute an agreement providing for the sale of the Bremer Class B common stock and will continue for 30 days following the date on which the holder of Bremer Class A common stock receives written notice from the Otto Bremer Trust of the event giving rise to the put option to transferee. Holders of Bremer Class A common stock that wish to exercise their put option to transferee must provide written notice to the Otto Bremer

Bremer Governing Documents	Old National Governing Documents

Trust, its assignee or the transferee of such intent during the option period. The closing of the purchase and sale of Bremer Class A common stock pursuant to the put option to transferee (as determined by the Otto Bremer Trust, its assignee or transferee as the case may be) must occur on or before 60 days following the closing date of the sale of Bremer Class B common stock by the Otto Bremer Trust, or such later date as reasonably required to obtain any necessary regulatory approvals.
Put option to Bremer
Upon the occurrence of certain events described below, which we call “put events”, each holder of Bremer Class A common stock has the right, which we call the “put option to Bremer”, to require Bremer or Bremer’s assignee to repurchase all shares of Bremer Class A common stock then owned. The put option to Bremer arises from the following put events:
for a shareholder who is a former Bremer ESOP participant, at the affirmative election of the shareholder anytime within 15 months after each distribution of Bremer Class A common stock from the Bremer ESOP to such former participant, except that the put option to Bremer only applies to the Bremer Class A common stock received pursuant to such distribution (a “Bremer ESOP distribution put event”); and
for any shareholder of Bremer Class A common stock who is a Bremer employee, upon the death, “permanent disability” or retirement at “normal retirement age” (both as defined in the Bremer ESOP) of such shareholder’s Bremer Class A common stock (a “death, disability or retirement put

Bremer Governing Documents	Old National Governing Documents

event”).
The put option to Bremer may be exercised upon written notice to Bremer within 90 days following the occurrence of a put event. The purchase price for the Bremer Class A common stock subject to the put option to Bremer will be in cash in the following amounts:
for Bremer Class A common stock sold pursuant to a put option to Bremer arising from a Bremer ESOP distribution put event, the price per share will be equal to the fair market value as established by the most recent annual appraisal; and
for Bremer Class A common stock sold pursuant to a put option to Bremer arising from a death, disability or retirement put event, the price per share will be equal to the book value per share as shown on Bremer’s consolidated financial statements as of the last day of the immediately preceding fiscal quarter.
The closing of the purchase and sale of Bremer Class A common stock contemplated by the put option to Bremer must occur within 120 days following the shareholder’s exercise of its rights under the put option, or such longer period as is reasonably required to obtain any necessary regulatory approvals.
Bremer is not required to repurchase any Bremer Class A common stock pursuant to the exercise of the put option to Bremer if the consideration for such purchase, when added to the consideration paid by Bremer for all previous purchases of Bremer Class A common stock during the preceding 12-month period, would exceed 10% of Bremer’s net worth as of the date of purchase.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF BREMER
The table below sets forth certain information with respect to the beneficial ownership of the Bremer common stock as of December 31, 2024, by each shareholder who is known by Bremer to own beneficially more than 5% of the outstanding shares of Bremer Class A common stock or Bremer Class B common stock, by each member of the Bremer board of directors, by the Otto Bremer Trust and by each executive officer of Bremer. Beneficial ownership has been determined in accordance with the rules of the SEC. There are no shares of Bremer common stock subject to stock options that are exercisable currently or become exercisable within sixty (60) days.
Title of Class	Name and Address of Beneficial Owner	Position with Bremer	Number of Shares	Percentage of Class
Class A common stock	Otto Bremer Trust 30 E. 7th Street Suite 2900 St. Paul, Minnesota 55101		240,000	12.47%
Class A common stock	Patriot Financial Partners III, L.P. 100 Matsonford Road, Suite 210 Randor, PA 19087		120,835	6.28%
Class A common stock	Jeanne H. Crain 380 St. Peter Street, Suite 500 St. Paul, MN 55102	Director; President and Chief Executive Officer	20,575.30	1.07%
Class A common stock	Mitch Bleske 380 St. Peter Street, Suite 500 St. Paul, MN 55102	Chief Operating Officer/Chief Financial Officer	17,091.73	0.89%
Class A common stock	Ronald James 380 St. Peter Street, Suite 500 St. Paul, MN 55102	Chair of the Board	6,000	*
Class A common stock	Mary Brainerd 380 St. Peter Street, Suite 500 St. Paul, MN 55102	Director	1,000	*
Class A common stock	Glenn D. McCoy 380 St. Peter Street, Suite 500 St. Paul, MN 55102	Director	1,000	*
Class A common stock	Anthony Heredia 380 St. Peter Street, Suite 500 St. Paul, MN 55102	Director	83	*
Class A common stock	Liwanag Ojala 380 St. Peter Street, Suite 500 St. Paul, MN 55102	Director	9	*
Class A common stock	MayKao Hang 380 St. Peter Street, Suite 500 St. Paul, MN 55102	Director	9	*
Class A common stock	Francis M. Miley 380 St. Peter Street, Suite 500 St. Paul, MN 55102	Director	0	*
Class A common stock	Daniel Reardon 380 St. Peter Street, Suite 500 St. Paul, MN 55102	Director	0	*

Title of Class	Name and Address of Beneficial Owner	Position with Bremer	Number of Shares	Percentage of Class
Class A common stock	Directors and executive officers as a group (10 persons)		45,768.03	2.38%
Class B common stock	Otto Bremer Trust 30 E. 7th Street, Suite 2900 St. Paul, MN 55101		10,075,000	100%

* Represents less than 0.5% of the class of Bremer’s outstanding common stock.

LEGAL MATTERS
The validity of the Old National common stock to be issued in connection with the mergers will be passed upon for Old National by Nicholas J. Chulos, Executive Vice President, Chief Legal Officer and Corporate Secretary of Old National.
Certain U.S. federal income tax consequences relating to the mergers will be passed upon for Old National by Squire Patton Boggs (US) LLP and for Bremer by Wachtell, Lipton, Rosen & Katz.
EXPERTS
The consolidated financial statements of Old National as of and for the year ended December 31, 2023, incorporated by reference in this proxy statement/prospectus by reference to Old National’s Annual Report on Form 10-K for the year ended December 31, 2023, as amended, and the effectiveness of Old National’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.
The consolidated balance sheet as of December 31, 2022 and the consolidated statements of income, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2022 of Old National incorporated herein by reference to Old National’s Annual Report on Form 10-K for the year ended December 31, 2023, as amended, have been so incorporated in reliance upon the report of Crowe LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of Bremer Financial Corporation as of and for the two years in the period ended December 31, 2023 included in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and included in this proxy statement/prospectus in reliance upon such report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
Old National has filed with the SEC a registration statement under the Securities Act, that registers the issuance of the shares of Old National common stock to be issued in connection with the mergers. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Old National and a proxy statement for Bremer shareholders. The registration statement, including this proxy statement/prospectus and the attached annexes and exhibits, contains additional relevant information about Old National and Old National common stock.
Old National also files reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website at https://www.sec.gov that contains reports, proxy statements and other information about issuers, such as Old National, who files electronically with the SEC. The reports and other information filed by Old National with the SEC are also available at Old National’s website at www.oldnational.com. The web addresses of the SEC and Old National are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/ prospectus.
The SEC allows Old National to incorporate by reference information in this proxy statement/prospectus. This means that Old National can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.
This proxy statement/prospectus incorporates by reference the documents listed below that Old National previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules). They contain important information about Old National and its financial condition.
Old National filings (SEC File No. 001-15817)
•
Annual Report on Form 10-K for the year ended December 31, 2023, initially filed on February 22, 2024 and amended on August 15, 2024;

•
Quarterly Reports on Form 10-Q for the quarters ended (i) March 31, 2024, filed with the SEC on May 1, 2024, (ii) June 30, 2024, filed on July 31, 2024, and (ii) September 30, 2024, filed on October 30, 2024;

•
Current Reports on Form 8-K filed with the SEC on January 23, 2024, February 16, 2024, February 21, 2024, February 22, 2024, February 27, 2024, April 1, 2024 (Accession No. 0001628280-24-013875), April 1, 2024 (Accession No. 0001628280-24-013881), May 15, 2024, May 21, 2024, September 4, 2024, November 13, 2024, November 25, 2024, November 26, 2024 and January 21, 2025;

•
Definitive Proxy Statement on Schedule 14A filed on April 5, 2024 (solely to the extent incorporated by reference into Part III of Old National’s Annual Report on Form 10-K for the year ended December 31, 2023); and

•
The description of Old National’s common stock contained in Exhibit 4.1 to Old National’s Annual Report on Form 10-K for the year ended December 31, 2022, including any amendments or reports filed with the SEC for the purpose of updating such description.

In addition, Old National incorporates by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the Bremer special meeting, provided that Old National is not incorporating by reference any information furnished to, but not filed with, the SEC.
Except where the context otherwise indicates, Old National has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Old National, and Bremer has supplied all information contained in this proxy statement/prospectus relating to Bremer.

Documents incorporated by reference are available from Old National without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone at the following address and phone number:
Old National Bancorp
One Main Street
Evansville, Indiana 47708
Attn: Nicholas J. Chulos, Executive Vice President, Chief Legal Officer and Corporate Secretary
Telephone: (773) 765-7675
Bremer shareholders requesting documents must request them no later than five business days before the date of the Bremer special meeting. This means that Bremer shareholders requesting documents must do so by February 28, 2025. Bremer shareholders will not be charged for any of these documents that you request. If you request any incorporated documents from Old National, Old National will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.
Bremer
Bremer does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC. If you have questions concerning Bremer or would like to request copies of Bremer’s audited historical consolidated financial statements or quarterly financial information, please contact:
Bremer Financial Corporation
380 St. Peter Street, Suite 500
Saint Paul, Minnesota 55102
Attn: Amy Dorn, Corporate Secretary
Telephone: (651) 964-7145
You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Neither Old National nor Bremer has authorized anyone to give any information or make any representation about the mergers, Old National or Bremer that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Old National has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to Bremer shareholders, nor the issuance by Old National of Old National common stock pursuant to the merger agreement, will create any implication to the contrary.

Index to Consolidated Financial Statements
Bremer Financial Corporation

Report of Independent Auditors
The Board of Directors and Shareholders
Bremer Financial Corporation
Opinion
We have audited the consolidated financial statements of Bremer Financial Corporation (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with auditing standards generally accepted in the United States of America, the Company’s internal control over financial reporting, including internal control over the preparation of regulatory financial statements, in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria) and our report dated March 26, 2024 expressed an unmodified opinion thereon.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Adoption of ASU 2016-13, Financial Instruments — Credit Losses
As discussed in Note 3 to the financial statements, in 2023 the Company changed its method of accounting for credit losses as a result of the adoption of the amendments to the FASB Accounting Standards Codification resulting from Accounting Standards Update (ASU) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and the related amendments. Our opinion is not modified with respect to this matter.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
March 26, 2024

Bremer Financial Corporation
Consolidated Balance Sheet
At December 31 (Dollars in Thousands)	2023	2022
Assets
Cash, cash equivalents, and due from banks	$391,470	$713,841
Investment securities
Available-for-sale	1,623,960	1,754,823
Held-to-maturity (fair value $1,788,900 and $1,827,650, respectively; $78,478 and $59,954 pledged as collateral, respectively)(A)	2,104,572	2,175,723
Loans held for sale	10,334	11,851
Loans held for investment
Loans	11,454,296	10,621,894
Less allowance for loan losses	(102,751)	(112,832)
Net loans held for investment	11,351,545	10,509,062
Premises and equipment, net	140,969	129,349
Goodwill and other intangibles, net	136,731	138,904
Bank owned life insurance	173,037	170,155
Other assets	443,112	387,085
Total assets	$16,375,730	$15,990,793
Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$3,967,525	$4,906,954
Interest-bearing	8,962,601	8,276,598
Total deposits	12,930,126	13,183,552
Short-term borrowings	659,230	860,946
Long-term debt	1,023,118	241,664
Accrued expenses and other liabilities	314,756	341,800
Total liabilities	14,927,230	14,627,962
Redeemable Class A common stock, 960,000 shares issued and outstanding	115,880	109,026
Shareholders’ equity
Common stock
Class A, no par, 12,000,000 shares authorized; 240,000 shares issued and outstanding	57	57
Class B, no par, 10,800,000 shares authorized, issued, and outstanding	2,562	2,562
Retained earnings	1,538,586	1,483,556
Accumulated other comprehensive income (loss)	(208,585)	(232,370)
Total shareholders’ equity	1,332,620	1,253,805
Total liabilities and shareholders’ equity	$16,375,730	$15,990,793

(A)
Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.

See Notes to Consolidated Financial Statements

Bremer Financial Corporation
Consolidated Statement of Income
Year Ended December 31 (Dollars in Thousands)	2023	2022
Interest Income
Loans, including loans held for sale	$589,495	$412,233
Investment securities	97,591	92,789
Other interest income	23,279	9,764
Total interest income	710,365	514,786
Interest Expense
Deposits	191,529	37,644
Short-term borrowings	47,342	4,312
Long-term debt	31,402	7,541
Other	1,711	404
Total interest expense	271,984	49,901
Net interest income	438,381	464,885
Provision for credit losses	19,187	(9,030)
Net interest income after provision for credit losses	419,194	473,915
Noninterest Income
Service charges	28,215	28,663
Insurance revenue	15,986	13,794
Investment management and trust fees	18,829	19,971
Brokerage revenue	18,277	19,027
Mortgage banking and loan fees	10,486	21,427
Realized gains (losses) on investment securities	(2,578)	134
Other	18,480	26,086
Total noninterest income	107,695	129,102
Noninterest Expense
Compensation and employee benefits	207,595	220,654
Occupancy and equipment, net	43,966	48,880
Data processing fees	17,531	21,033
FDIC premiums and examination fees	17,544	10,163
Other	83,837	54,195
Total noninterest expense	370,473	354,925
Income before taxes	156,416	248,092
Applicable income taxes	32,408	49,632
Net income	$124,008	$198,460
See Notes to Consolidated Financial Statements

Bremer Financial Corporation
Consolidated Statement of Comprehensive Income
Year Ended December 31 (Dollars in Thousands)	2023	2022
Net income	$124,008	$198,460
Reclassifications of realized losses (gains) to earnings, net of tax
Realized losses (gains) on available-for-sale securities	1,882	(98)
Other employee benefit plan amortization	7,447	821
Other comprehensive income (loss), net of tax
Unrealized gains (losses) on available-for-sale securities	18,915	(196,585)
Unrealized gains (losses) on derivatives and hedging activities	(1,960)	(881)
Net gains (losses) arising during period related to employee benefit plans	(430)	(42,463)
Other comprehensive income (loss)	25,854	(239,206)
Comprehensive income (loss)	$149,862	$(40,746)
See Notes to Consolidated Financial Statements

Bremer Financial Corporation
Consolidated Statement of Shareholders’ Equity
(Dollars in Thousands)	Common Stock		Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Equity
	Class A	Class B
Balance December 31, 2021	$57	$2,562	$1,369,421	$(12,301)	$1,359,739
Net income	—	—	198,460	—	198,460
Other comprehensive income (loss)	—	—	—	(239,206)	(239,206)
Dividends, $5.84 per share	—	—	(74,400)	—	(74,400)
Allocation to redeemable Class A common stock(A)	—	—	(9,925)	19,137	9,212
Balance December 31, 2022	57	2,562	$1,483,556	(232,370)	1,253,805
Change in accounting principle(B)	—	—	16,927	—	16,927
Net income	—	—	124,008	—	124,008
Other comprehensive income (loss)	—	—	—	25,854	25,854
Dividends, $6.76 per share	—	—	(81,120)	—	(81,120)
Allocation to redeemable Class A common stock(A)	—	—	(4,785)	(2,069)	(6,854)
Balance December 31, 2023	$57	$2,562	$1,538,586	$(208,585)	$1,332,620

(A)
Reflects the allocation of net income after the payment of dividends and allocation of other comprehensive income (loss).

(B)
Effective January 1, 2023 the Company adopted accounting guidance requiring the recognition of credit losses on financial instruments using an expected loss model rather than incurred losses. Upon adoption, the Company decreased its allowance for credit losses and increased retained earnings net of deferred taxes through a cumulative-effect adjustment.

See Notes to Consolidated Financial Statements

Bremer Financial Corporation
Consolidated Statement of Cash Flows
Year Ended December 31 (Dollars in Thousands)	2023	2022
Operating Activities
Net income	$124,008	$198,460
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	19,187	(9,030)
Depreciation and amortization	12,518	13,959
Amortization and accretion, net	9,128	6,503
Deferred income tax provision	(2,233)	8,182
Change in fair value of MSRs	3,339	(2,792)
Investment securities losses (gains), net	2,578	(134)
Loan sales losses (gains), net	(5,906)	1,392
Proceeds from sales of loans originated for sale	198,222	325,574
Loans originated for sale	(188,117)	(284,004)
Other, net	(73,315)	173,435
Net cash provided by (used in) operating activities	99,409	431,545
Investing Activities
Purchases of available-for-sale investment securities	(60,000)	(381,527)
Purchases of held-to-maturity investment securities	(131,182)	(342,396)
Proceeds from maturities of available-for-sale investment securities	136,572	216,220
Proceeds from maturities of held-to-maturity investment securities	201,189	226,798
Proceeds from sales and calls of available-for-sale investment securities	76,655	25,782
Net change in loans held for investment	(865,797)	(451,371)
Purchase of premises and equipment	(39,644)	(12,908)
Proceeds from sale of premises and equipment	12,741	1,767
Other, net	1,037	1,081
Net cash provided by (used in) investing activities	(668,429)	(716,554)
Financing Activities
Net change in noninterest-bearing deposits	(939,429)	(238,253)
Net change in interest-bearing deposits	686,003	(1,071,031)
Net change in short-term borrowings	(201,716)	659,977
Proceeds from issuance of long-term debt	782,911	24,625
Common stock dividends paid	(81,120)	(74,400)
Net cash provided by (used in) financing activities	246,649	(699,082)
Net increase (decrease) in cash, cash equivalents, and due from banks	(322,371)	(984,091)
Cash, cash equivalents, and due from banks at beginning of year	713,841	1,697,932
Cash, cash equivalents, and due from banks at end of year	$391,470	$713,841
Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$254,129	$43,024
Cash paid for income taxes	30,926	37,452
Non-cash transfer of loans to other assets	229	157
Non-cash acquisition of operating leases	157	13,248
See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 1. Company Description
Bremer Financial Corporation and its subsidiaries, including Bremer Bank, (collectively referred to as the “Company” or “Bremer”) is a privately held, regional financial services company jointly owned by the Otto Bremer Trust (“OBT”), Bremer directors, and Bremer employees. Founded in 1943 by Otto Bremer, the Company is headquartered in St. Paul, Minnesota and provides a comprehensive range of banking, mortgage, investment, wealth management, trust and insurance products and services primarily throughout Minnesota, North Dakota, and Wisconsin. Clients include small businesses, mid-sized corporations, agribusinesses, non-profits, public and government entities, and individuals and families. Lending and depository services are primarily provided through banking offices located in Minnesota, North Dakota, and Wisconsin.
Note 2. Accounting Policies
Basis of Presentation
The consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States, include the accounts of the Company and its subsidiaries and all variable interest entities (“VIEs”) for which the Company has both the power to direct activities of the VIE that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or right to receive benefits of the VIE that could potentially be significant to the VIE. Consolidation eliminates all intercompany accounts and transactions.
Certain items in prior periods have been reclassified to conform to the current period presentation.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual experience could differ from those estimates and assumptions.
Cash, Cash Equivalents, and Due from Banks
The Company has defined cash equivalents as cash items in process, interest-bearing balances due from depository institutions with an original maturity date of less than 90 days, and federal funds sold, which have original maturity dates less than 90 days.
Investment Securities
Available-for-sale Investment Securities
Available-for-sale securities include debt securities that are carried at fair value with unrealized net gains or losses reported within other comprehensive income (loss), net of tax. These securities may be sold before maturity in response to changes in the Company’s interest rate risk profile, funding needs, demand for collateralized deposits by public entities, or other reasons. Realized gains or losses on securities are determined on a trade date basis based on the specific amortized cost of the investments sold. Declines in fair value related to credit, if any, are recorded by establishing an allowance for credit losses.
Securities in an unrealized loss position are assessed to determine whether management intends to sell, or it is more likely than not they will be required to sell the security before recovery of its amortized cost basis. If either criterion is met, the security’s amortized cost is written down to fair value through income.
For securities that do not meet either criterion, management periodically evaluates whether the decline in fair value below the amortized cost basis of the security is the result of credit related factors. As a part of this evaluation, management considers various factors such as the extent of the unrealized loss, nature of the investment security, credit ratings or financial condition of the issuer, expected cash flow scenarios, existence of any government or agency guarantees, and market conditions. If there is indication that a credit loss exists, the Company measures the allowance for credit losses using market information where available and discounting expected cash flows at the original effective rate of the investment security. The present value of expected cash flows is compared to the security’s amortized cost with any excess amortized cost recorded as a credit loss. The credit loss is limited to the excess of the security’s amortized cost over fair value. Changes in the allowance for credit losses are reported within provision for credit losses on the consolidated income statement. Charge-offs are recognized against the allowance when uncollectibility on the security is confirmed or the criteria regarding intent or requirement to sell is met. Refer to Note 5 for additional information.
Accrued interest receivable is excluded from the amortized cost basis of available-for-sale securities and the measurement of the allowance for credit losses. Accrued interest receivable on available-for-sale securities is presented within other assets in the consolidated balance sheet.
Held-to-maturity Investment Securities
Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Expected credit losses, if any, are recorded by establishing an allowance for credit losses.
The held-to-maturity investment securities are comprised of U.S. Treasury and U.S. agency mortgage-backed securities that are issued by U.S. government entities or agencies, are either explicitly or implicitly guaranteed by the U.S. government, and have no history of credit losses. Accordingly, the Company does not expect to incur any credit losses on held-to-maturity investment securities and no allowance for credit losses has been recorded at December 31, 2023.
Accrued interest receivable is excluded from the amortized cost basis of held-to-maturity securities and the measurement of the allowance for credit losses. Accrued interest receivable on held-to-maturity securities is presented within other assets in the consolidated balance sheet.
Loans Held for Sale
Loans held for sale (“LHFS”) represent loans originated by the Company, intended to be sold in the secondary market. LHFS primarily include first lien, single-family residential mortgage loans that conform to underwriting standards of the Government Sponsored Enterprises (“GSEs”). The LHFS portfolio is carried at the lower of cost or fair value, with any changes in carrying value recorded in noninterest income. Net gains realized on the sales of loans are recognized in noninterest income at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, including any deferred origination fees and costs.
Loans Held for Investment
Loans held for investment (“LHFI”) include loans originated by the Company, as well as purchased loans, that management has the intent and ability to hold for the foreseeable future or until maturity or payoff. The Company’s accounting methods differ depending on whether the loans are originated or purchased, and for purchased loans, whether the loans contained evidence of credit deterioration at acquisition.
Originated LHFI
Originated LHFI are reported at the principal amount outstanding adjusted for charge-offs, the allowance for credit losses, and net of unearned income or deferred loan fees and costs. Interest income is accrued based on the principal amount outstanding. Certain direct loan origination fees and costs, as well as commitment fees, are deferred and recognized over the life of the loan or commitment as yield adjustments. The Company has elected to exclude accrued interest receivable from the amortized cost basis of LHFI and the measurement of the allowance for credit losses. Accrued interest receivable related to LHFI is presented within other assets in the consolidated balance sheet.

Purchased LHFI
All purchased LHFI are measured at their initial investment or at fair value if acquired as a part of a business combination, in accordance with applicable accounting guidance. For loans acquired after December 31, 2022, an allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for loans considered purchase credit deteriorated (PCD) is established by adjusting the basis of the acquired loans whereas the allowance for non-PCD loans is recognized through provision expense. Non-credit related premiums and discounts are amortized and accreted into income over the life of the loan. The Company did not have any PCD loans at December 31, 2023.
Prior to January 1, 2023, purchased LHFI were measured at their initial investment or at fair value if acquired as a part of a business combination, including any credit discounts, in accordance with applicable accounting guidance. An allowance for loan losses was not recorded at the acquisition date.
Allowance for Credit Losses
Beginning January 1, 2023, the allowance for credit losses is established for current expected credit losses on the Company’s loan portfolio, including unfunded commitments. The allowance considers expected losses for the remaining contractual lives of the applicable assets, inclusive of expected recoveries and prepayments. The allowance is increased through provisions charged to earnings and reduced by net charge-offs. Management evaluates the allowance for credit losses on a quarterly basis.
The Company considers multiple economic scenarios over a reasonable and supportable two-year forecast period. Expected credit losses for periods beyond the reasonable and supportable forecast period are determined based on a reversion method which reverts to long-term historical loss estimates over a consecutive four quarter period on a straight-line basis. Economic scenarios are weighted based on the Company’s expectation of economic conditions for the foreseeable future and reflect significant judgment and consideration of forecast uncertainty. Other factors affecting credit losses not reflected in the economic scenarios may be considered by management when estimating expected credit losses. These factors may include, but are not limited to, loan servicing practices, regulatory guidance, and/or fiscal or monetary policy actions.
The allowance for credit losses utilizes forward-looking expected loss models to consider a variety of factors affecting lifetime credit losses. These factors include, but are not limited to, macroeconomic variables such as unemployment rates, unemployment claims, nonfarm employment levels, real gross domestic product levels, home price index, commercial real estate price index, and agriculture price index, as well as loan and borrower characteristics, such as probability of default, loss given default, and exposure at default depending on the loan risk characteristics, delinquency status, industry, geographic location, collateral type and available valuation information, and the remaining term of the loan, adjusted for expected prepayments.
The Company offers a broad array of lending products and categorizes its loan portfolio into two segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company’s two loan portfolio segments are commercial lending and consumer lending. The Company further disaggregates its loan portfolio segments into various classes based on their underlying risk characteristics. The three classes within the commercial lending segment are commercial loans, commercial real estate loans, and agriculture loans. The two classes within the consumer lending segment are residential mortgages and retail loans. Where similar loan risk characteristics exist, the allowance is measured on a collective (pool) basis.
The commercial class consists of loans made to businesses to provide financing for business operations, capital purchases, acquisitions, expansions, and other business investments. Lending in this segment is to a wide variety of industries, including manufacturing, retail operations, education, health care, professional offices, nonprofits, and municipalities. These loans are generally secured by business assets and guaranteed by owners, and cash flows from operations are generally the primary source of repayment. Key risk characteristics relevant to this class include the industry, geography, size of the borrower’s business, repayment sources, the borrower’s debt capacity and financial performance, strength and liquidity of guarantors, management expertise, loan covenants, and value of collateral. The Company considers these characteristics in assigning risk ratings and estimating the allowance.
The commercial real estate class includes loans made to businesses secured by real estate. Properties securing the loans in this class are comprised of both owner-occupied and non-owner-occupied properties. Non-owner-occupied properties include hotels and lodging, multifamily residential buildings, office buildings, office warehouses, medical/assisted living, and retail buildings. Key risk characteristics relevant to this class include the industry, geography, size of the borrower’s business, repayment sources, borrower’s debt capacity and financial performance, strength and liquidity of guarantors, loan covenants, tenants, property characteristics, and value of collateral. The Company considers these characteristics in assigning risk ratings and estimating the allowance.
The agriculture class includes loans made to individuals and businesses involved in agriculture, including crop and livestock production, dairy, and other agribusiness activities. Loans in this segment are generally secured by agricultural land, crops, livestock, equipment, and operating assets and are guaranteed by owners. The primary source of repayment is generally cash flow from operations. Key risk characteristics relevant to this class include the geography of the borrower’s operations, industry characteristics, commodity prices, marketing activity, weather patterns, insurance and government program support, repayment sources, borrower’s debt capacity and financial performance, loan covenants, and value of collateral. The Company considers these characteristics in assigning risk ratings and estimating the allowance.
The residential real estate class includes loans made to consumers, including residential first mortgages, residential construction loans, and home equity first lien loans. These loans are typically fixed-rate loans secured by residential real estate. Key risk characteristics relevant to this class include the borrower’s capacity and willingness to repay, payment history, income and debt levels, value and location of collateral, unemployment rates, and other economic factors. The Company considers these characteristics in assigning, as applicable, risk classifications and estimating the allowance.
The retail class includes consumer loans, including home equity second lien loans, loans secured by automobiles and other installment loans, and unsecured term loans and revolving credit lines. Key risk characteristics relevant to this segment include the borrower’s capacity and willingness to repay, payment history, income and debt levels, value and location of collateral, unemployment rates, and other economic factors. The Company considers these characteristics in assigning, as applicable, risk classifications and estimating the allowance.
Loans that do not exhibit similar risk characteristics are evaluated on an individual basis and are not included in the collective evaluation. If an individually evaluated loan is determined to be collateral dependent or meets the criteria to apply the collateral dependent practical expedient, expected credit losses are estimated based on the fair value of collateral less applicable selling costs. If not, a discounted cash flows methodology is used.
The Company’s methodology for determining the allowance for credit losses also considers the need for adjustments to the estimated allowance amounts described above as a result of limitations inherent in the methodologies used. Using a systematic approach, necessary adjustments are made to consider the potential impact of other qualitative factors not captured in the quantitative model which include, but are not limited to, the following: model imprecision, imprecision in economic scenario assumptions, and emerging risks related to changes in the economic environment that are affecting specific loan segments. The consideration of these qualitative factors is incorporated in the allowance for credit losses for each loan class.
Prior to implementation of Accounting Standard Update 2016-13 on January 1, 2023, the Company was required to use an incurred loss methodology to estimate credit losses. The allowance for credit losses and resulting provision expense levels for comparative periods presented were estimated in accordance with that methodology and applicable accounting guidance.
Allowance for Unfunded Commitments
The allowance for unfunded commitments is determined using similar procedures and methodologies used for LHFI supplemented by the information related to future funding expectations. The future funding expectations are based on historical weighted average utilization levels. The reserve is included in accrued expenses and other liabilities on the consolidated balance sheet. Net adjustments to the reserve for unfunded commitments are included in provision for credit losses on the consolidated statement of income.
Nonaccrual and Past Due Loans
The LHFI portfolio is reviewed regularly by the Company and loans are placed on nonaccrual status when the collection of interest or principal is unlikely. When a loan is placed on nonaccrual status, unpaid accrued interest is reversed and future interest accruals are suspended. The Company’s policy is to assign loans to nonaccrual status when payment of interest and principal in full is not expected, principal or interest has been in default for 90 days, the loan is being maintained on a cash basis due to the deterioration in the condition of the borrower, or the loan has otherwise been determined to be impaired. An exception to this policy can be made if a loan is well-collateralized and in the process of collection, with the expectation that the loan will be fully repaid or brought current before it becomes a maximum of 150 days past due.
A nonaccrual loan may be restored to accrual status when 1) none of its principal and interest is due and unpaid and the Company expects repayment of the remaining contractual principal and interest as agreed; 2) the borrower has resumed paying the full amount of the scheduled contractual interest and principal payments for a minimum of six months; or 3) repayment criteria established by the Company to bring the loan current have been met, even though the loan has not yet been brought fully current.
Credit Quality and Risk Ratings
The Company categorizes its loans into one of 12 internal risk rating categories that are based on relevant information about the borrower’s ability to service debt, as well as expectations for future performance, with primary consideration in assigning risk ratings being the strength of the primary repayment source for the loan. The Company categorizes its loans into the internal risk rating categories on an ongoing basis.
The 12 internal risk rating categories are mapped to pass, special mention, or classified credit quality indicator categories. Pass loans are not classified on the Company’s rating scale for problem credits, as minimal credit risk has been identified. Special mention loans have a potential weakness requiring credit monitoring activities. Classified loans have a well-defined weakness that results in greater risk regarding the full collection of contractual cash flows. Loans in the special mention and classified categories are considered criticized loans.
Impaired Loans
A loan is considered impaired when management determines it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured as the difference between the recorded investment in the loan (including accrued interest, net deferred loan fees or costs, and unamortized premium or discount) and the estimated present value of total expected future cash flows, discounted at the loan’s effective rate, or the fair value of the collateral less selling costs, if the loan is collateral dependent. Impairment is recognized by either adjusting the allowance for credit losses, or by charging off the impaired amount. All nonaccrual loans meet the definition of impaired loans.
Loan Modifications
In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience financial difficulties in the near- term. In most cases, the modification is either a concessionary reduction in interest rate, extension of the maturity date, or reduction in the principal balance that would otherwise not be considered. If a loan has been formally restructured and, under the restructured agreement, the payments have been current for six months and all future payments are expected to be collected in full and in a timely manner, the loan may be returned to accruing status.

Charge-Offs
Commercial, commercial real estate, and agricultural loans are charged-off when they are determined to be impaired and uncollectible and the net realizable value of the underlying collateral or expected cash flows is less than the Company’s recorded investment in the loan.
Residential real estate loans are placed on nonaccrual status during the month the loan becomes 90 consecutive days past due. A current value of the real estate collateral is determined before the loan is 180 consecutive days past due, and any loan balance in excess of the collateral value, less selling costs, is charged off. Collateral values are periodically updated when necessary.
Other secured consumer loans not secured by real estate will be charged off during the month when the loan becomes 120 days past due. The entire loan balance is charged off unless a substantiated value can be assigned to the collateral, in which case the loan is charged down to the value of the collateral less selling costs.
Unsecured consumer loans are charged off during the month when the loan becomes 90 days past due.
Other Real Estate Owned
Other real estate owned (“OREO”) represents properties that have been acquired in satisfaction of debt through foreclosure, or real estate holdings as otherwise defined by bank regulators, and is initially recorded at fair value less estimated costs to sell. Any adjustment to fair value less costs to sell at the time of foreclosure is charged to the allowance for loan losses. The properties are appraised periodically to ensure that the recorded amount is supported by the current fair value, less costs to sell. OREO is included in other assets on the consolidated balance sheets. Adjustments to fair value, less costs to sell and subsequent to the initial adjustment, based on declines in property value, operating expenses, and losses on sales, are charged to noninterest expense, while income, including gains on sales, is included in other noninterest income.
Premises and Equipment
Premises and equipment are carried at cost, less accumulated depreciation, with depreciation generally calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 39 years. Maintenance and repair costs are charged to net occupancy and equipment expense on the consolidated statement of income as incurred. Gains and losses on disposition of premises and equipment are included in other noninterest income and other noninterest expense on the consolidated statement of income.
The Company, as lessee, records a right of use asset (ROU) for each lease with an original term greater than 12 months. ROU assets are included in premises and equipment, with the corresponding lease liabilities included in accrued expenses and other liabilities on the consolidated balance sheet.
Capitalized Software
The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s expected useful life and reviewed for impairment on an ongoing basis. The estimated useful life is generally 3 years. Capitalized software costs are recorded within other assets on the consolidated balance sheet. Capitalized software amortization expense, impairment charges, and contract termination costs are included in other noninterest expense on the consolidated income statement.
Goodwill and Other Intangible Assets
Intangible assets include goodwill, mortgage servicing rights (“MSRs”), core deposit premiums, and other intangible assets. Goodwill represents the excess of acquisition cost over the estimated fair value of assets acquired and liabilities assumed in a business combination. Other intangibles primarily relate to the value associated with certain purchased portfolios or business activities, whether through a business combination or other purchase. Goodwill is not amortized, and the Company assesses goodwill for impairment annually as of October 1. The Company evaluates certain qualitative considerations, supplemented by quantitative metrics, as part of the evaluation. Other intangible assets and core deposit premiums with finite lives are amortized over a period of time and are evaluated for impairment if certain indicators of impairment are identified.
MSRs are capitalized as separate assets when mortgage loans are sold to third parties and the contractual right to service the loans is retained. The Company has elected to account for the MSRs at fair value. Because MSRs do not trade in an active market with readily observable prices, the Company determines the fair value by estimating the present value of future cash flows associated with the contractual servicing activities, using a discounted cash flow calculation and market based assumptions, such as prepayment rates, discount rates, and other assumptions. The estimate of MSR fair value is calculated by a third-party valuation firm and significant assumptions are benchmarked against peers. Changes in the fair value of MSRs are included in noninterest income on the consolidated statement of income.
Bank Owned Life Insurance
The Company has purchased single-premium bank-owned life insurance (“BOLI”), insuring a group of its key officers. Substantially all BOLI is in the form of an experience-rated mortality, separate-account product. BOLI is included on the consolidated balance sheet at its cash surrender value (“CSV”). Earnings on the underlying investments, less mortality and servicing costs, increase the CSV of the policy on the consolidated balance sheet and are included in other noninterest income on the consolidated statement of income.
Derivatives and Hedging Activities
The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company’s known or expected cash receipts and its known or expected cash payments principally related to certain floating and fixed-rate borrowings. The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivatives, whether the Company has elected to designate the derivatives in a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting.
Derivatives designated and qualifying as hedges of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges.
Derivatives designated and qualifying as hedges of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. For derivatives designated as fair value hedges, changes in fair value of the derivatives and corresponding assets or liabilities are included in interest income or expense on the consolidated statement of income. For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are included in other comprehensive income, net of tax.
The Company may enter into derivative contracts that are intended to economically hedge certain risks even though the Company elects not to apply hedge accounting. Also, certain derivatives not designated as hedges result from a service the Company provides to certain qualified commercial banking customers by executing interest rate derivatives with these customers to facilitate their risk management strategies. Those derivatives are simultaneously hedged by offsetting derivatives that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. Changes in fair value are included in noninterest income on the consolidated statement of income.
As part of the Company’s risk management strategy in the residential mortgage banking business, derivative instruments such as forward sales contracts are utilized. The Company’s obligations under forward contracts consist of commitments to deliver mortgage loans originated at a future date. The Company also has derivative contracts that are created through its mortgage operations when the Company commits to originate a mortgage loan intended to be sold at a future date, referred to as interest rate lock commitments. The fair value of forward sales contracts and interest rate lock commitments are included in other assets or accrued expenses and other liabilities on the consolidated balance sheet. Changes in fair value of these instruments are included in other noninterest income on the consolidated statement of income.
Employee Benefit Plans
The Company provides a defined benefit pension plan to substantially all employees based on years of service and employee compensation while employed with the Company. Depending on the measurement of the liability and the fair value of plan assets, a net asset or liability may be recorded. Liabilities related to future benefit obligations and assets related to the Company’s funding contributions are measured using assumptions, including long-term discount rates and the expected return on plan assets. The Company recognizes the net funded or unfunded status of the defined benefit pension plan in other assets or accrued expenses and other liabilities on the consolidated balance sheet. Deferred actuarial gains and losses, and the prior service costs and credits, are recorded in other comprehensive income, net of tax. Periodic service-related costs associated with this plan are recorded in compensation and employee benefit expense on the consolidated statement of income. Other net benefit costs are recorded within other noninterest expense on the consolidated statement of income.
Income Taxes
The Company is subject to U.S. federal income tax, as well as income tax in certain state jurisdictions. Income tax expense consists of two components, current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period. Deferred income tax expense relates to timing differences between the period in which transactions are reflected on the consolidated financial statements (referred to as the “book basis”) and the period in which transactions are considered taxable (referred to as the “tax basis”). The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management judgment that realization is more likely than not. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense on the consolidated statement of income.
Changes in relevant tax laws may impact the measurement of deferred tax assets and liabilities. The impact of changes to tax law, including changes to tax rates, on the measurement of deferred taxes is included in current income tax expense on the consolidated statement of income at the date of enactment.
Revenue Recognition
In the ordinary course of business, the Company recognizes income derived from various revenue generating activities. Certain revenues are generated for amounts the Company expects to be entitled to from contracts with customers related to the transfer of services or products. Total revenue from certain contracts with customers, which is accounted for under applicable revenue recognition accounting guidance, of $81.3 million and $81.5 million was recognized for the years ended December 31, 2023 and 2022, respectively. Revenue generating activities related to financial assets and liabilities are also recognized but accounted for under other applicable accounting guidance; including interest income on loans and investment securities, mortgage servicing fees and other mortgage banking activities, loan commitment fees, gains and losses on securities, fees collected related to customer derivatives activities, and other miscellaneous income items. Certain specific policies include the following:

Credit and Debit Card Revenue
Debit card revenue includes interchange from debit cards processed through card association networks and other transaction and account management fees. Interchange rates are generally set by the card associations and based on purchase volumes and other factors. The Company records interchange as services are provided. Other fees, including transaction fees, are recognized as services are provided. Credit card revenue includes fees earned related to joint marketing agreements with unrelated third parties and is recorded when services are provided. Credit and debit card revenue is recorded within service charges on the consolidated statement of income.
Deposit Service Charges
Deposit service charges include service charges on deposit accounts received under depository agreements with customers to provide access to deposited funds and serve as a custodian of funds. Checking or savings accounts may contain fees for various services used on a day-to-day basis by a customer. Fees are recognized as services are delivered to and consumed by the customer, or as penalty fees are charged. Deposit service charges are recorded within service charges on the consolidated statement of income.
Insurance Revenue
Insurance revenue includes commissions related to policies provided to customers through agency contracts with insurance carriers. Coverage types primarily relate to property and casualty policies. Commission revenue is generally recorded on the effective date of the policy or when control of the policy has transferred to the applicable carrier. These commissions are recorded within insurance revenue on the consolidated statement of income.
Investment Management and Trust Fees
Investment management and trust fees are recognized over the period in which services are performed and are generally based on a percentage of the fair value of the assets under management or administration, as well as other asset management related fees. Revenue related to these activities is recorded within investment management and trust fees on the consolidated statement of income.
Brokerage Revenue
Brokerage revenue includes commissions related to the execution of requested security trades and investment advisory fees. Commissions and investment advisory fees are recognized as services are delivered to and utilized by the customer. These fees are recorded within brokerage revenue on the consolidated statement of income.
Comprehensive Income
Comprehensive income is defined as the change in equity during a period resulting from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income consists of net income, as reported on the consolidated statement of income, and other comprehensive income, net of tax, which includes the change in unrealized gains and losses on available-for-sale securities, derivatives and hedging activities, and pension and other postretirement plans related gains and losses and prior service cost or credits that arise during the period but are not recognized as components of net periodic benefit cost. Income tax effects of amounts reported within other comprehensive income (loss) related to available-for-sale securities are released under the portfolio approach. Income tax effects of amounts recorded within other comprehensive income (loss) related to employee benefit plans would be released upon termination of the plans.
Note 3. Recent Accounting Pronouncements
The following summarizes recent accounting standards updates (“ASU”) issued by the FASB, which are relevant to the Company and were adopted during the years ended December 31, 2023 or December 31, 2022, or that will be applicable in a future period:

Standard	Description	Effective Date and Financial Statement Impact
ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures	In December of 2023, the FASB issued new accounting guidance related to income tax disclosures. The amendments in this update require additional income tax rate reconciliation and income taxes paid disclosures. The guidance may be adopted on a prospective or retrospective basis.	The guidance is effective fiscal years beginning after December 15, 2024 with early adoption permitted. The Company is evaluating the impact of the guidance on its consolidated financial statements.
ASU 2023-02 — Investments — Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method	In March of 2023, the FASB issued new accounting guidance related to accounting for tax credit investments. Under the new guidance, an entity may elect, on a program-by-program basis, to account for tax credit investments using the proportional amortization method if certain conditions are met. The guidance may be adopted on a modified retrospective or retrospective basis.	The guidance is effective fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is evaluating the impact of the guidance on its consolidated financial statements.
ASU 2022-02 — Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures	In March of 2022, the FASB issued new accounting guidance related to troubled debt restructurings (TDR) and vintage disclosures. The guidance eliminates TDR accounting while enhancing disclosure requirements for certain loan modifications made to borrowers experiencing financial difficulty. It also requires disclosure of current period gross charge-offs by year of origination for financing receivables.	The Company adopted the guidance as of January 1, 2023 on a modified retrospective basis. The adoption of this guidance is not material to the Company’s consolidated financial statements.
ASU 2022-01 — Derivatives and Hedging (Topic 815): Fair Value Heding — Portfolio Layer	In March of 2022, the FASB issued new accounting guidance related to fair value hedge accounting of portfolios of financial assets. Under the new guidance, the current last-of-layer method is expanded to allow for multiple hedge layers in a single closed portfolio and, as a result, was renamed the portfolio layer method. It also expands the scope of this method to non- prepayable financial assets.	The Company adopted the guidance as of January 1, 2023 on a prospective basis. The adoption of this guidance is not material to the Company’s consolidated financial statements.

Standard	Description	Effective Date and Financial Statement Impact
ASU 2020-04 — Facilitation of the Effects of Reference Rate Reform on Financial Reporting ASU 2022-06 — Deferral of the Sunset Date of Topic 848
In March 2020, the FASB issued new accounting guidance to provide optional expedients and exceptions for applying US GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The following expedients are provided for modified contracts whose reference rate is changed: 1) receivables and debt contracts are accounted for prospectively by adjusting the effective interest rate, 2) leases are accounted for as a continuation of the existing contracts with no reassessments of the lease classification and discount rate or remeasurements of lease payments that otherwise would be required, and 3) an entity is not required to reassess its original conclusion about whether that contract contains an embedded derivative that is clearly and closely related to the economic characteristics and risks of the host contract. When elected the expedients must be applied consistently for all eligible contracts or transactions.
In December 2022, the FASB issued guidance to defer the sunset date of ASU 2020-04 from December 31, 2022 to December 31, 2024 and to make the optional expedients available through the LIBOR transition date of June 30, 2023.
The guidance is subject to election as of March 12, 2020 and can be elected through December 31, 2024. The Company has made certain elections under the guidance. The elections made did not have a material impact on the consolidated financial statements
ASU 2016-13 — Financial Instruments — Credit Losses	In June 2016, the FASB issued new accounting guidance related to the recognition of credit losses on loans and other financial instruments based on an expected loss model (CECL), replacing the	The Company adopted CECL as of January 1, 2023, using the modified retrospective method for all financial assets measured at amortized cost and off- balance sheet credit exposures. The

Standard	Description	Effective Date and Financial Statement Impact

incurred loss model that is currently in use. Under the new guidance, an entity will measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The expected loss model will apply to loans and leases, unfunded lending commitments, held-to- maturity debt securities and other debt instruments measured at amortized cost. The impairment model for available-for-sale debt securities will require the recognition of credit losses through a valuation allowance when fair value is less than amortized cost and the decline is due to credit-related factors, regardless of whether the impairment is considered to be other-than-temporary.
The guidance was effective on January 1, 2023, with a cumulative-effect adjustment to retained earnings as of that date.
adoption of CECL resulted in a decrease in the Company’s allowance for credit losses and the liability for expected credit losses on commitments to extend credit as a result of changing from the “incurred loss” model, which encompassed allowances for current known and inherent losses within the portfolio, to the “expected loss” model, which encompasses allowances for losses expected to be incurred over the contractual life of the portfolio. The adoption impacts were applied through a cumulative-effect adjustment to retained earnings of $16.9 million as of January 1, 2023. The transition adjustment included a decrease in the allowance for credit losses of $23.2 million net of the corresponding decrease in deferred tax assets of $6.3 million. The adoption of CECL did not have a material impact on the Company’s investment securities portfolio.
Note 4. Restrictions on Cash, Cash Equivalents, and Due from Banks
Banking regulators may require bank subsidiaries to maintain minimum average reserve balances, either in the form of vault cash or reserve balances held with central banks or other financial institutions. The Company did not have reserve requirements at December 31, 2023 and 2022, respectively.
Note 5. Investment Securities
The amortized cost, gross unrealized holding gains and losses, and fair value of available-for-sale and held-to-maturity investment securities at December 31 were as follows:
(Dollars in Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2023
Available-for-sale
U.S Treasury securities	$—	$—	$—	$—
Obligations of U.S. government agencies	45,133	5	284	44,854
Obligations of state and political subdivisions	328,909	515	9,855	319,569
Agency mortgage-backed securities
Residential	1,212,216	—	177,771	1,034,445
Commercial	111,874	1	6,713	105,162

(Dollars in Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Non-agency residential mortgage-backed securities	104,475	—	12,460	92,015
Corporate debt securities	33,839	—	5,924	27,915
Total available-for-sale	$1,836,446	$521	$213,007	$1,623,960
Held-to-maturity
U.S. Treasury securities	$78,478	$115	$—	$78,593
Agency mortgage-backed securities
Residential	1,963,778	318	310,780	1,653,316
Commercial	62,316	—	5,325	56,991
Total held-to-maturity	$2,104,572	$433	$316,105	$1,788,900
2022
Available-for-sale
U.S. Treasury securities	$100	$—	$—	$100
Obligations of U.S. government agencies	6,295	20	368	5,947
Obligations of state and political subdivisions	399,472	1,180	16,075	384,577
Agency mortgage-backed securities
Residential	1,314,951	—	198,482	1,116,469
Commercial	127,243	1	8,298	118,946
Non-agency residential mortgage-backed securities	113,907	—	14,181	99,726
Corporate debt securities	33,831	—	4,773	29,058
Total available-for-sale	$1,995,799	$1,201	$242,177	$1,754,823
Held-to-maturity
U.S. Treasury securities	$59,954	$—	$1,766	$58,188
Agency mortgage-backed securities
Residential	2,052,699	—	340,001	1,712,698
Commercial	63,070	—	6,306	56,764
Total held-to-maturity	$2,175,723	$—	$348,073	$1,827,650

Available-for-sale investment securities are carried at fair value, with net unrealized gains or losses reported within accumulated other comprehensive income or loss, net of tax, in shareholders’ equity. Held-to-maturity investment securities are carried at amortized cost.
The Company holds required investments in Federal Home Loan Bank (“FHLB”) stock and Federal Reserve Bank (“FRB”) stock, which were recorded at cost and were included in other assets on the consolidated balance sheet. The amounts of FHLB and FRB stock held were $84.6 million and $54.9 million at December 31, 2023 and 2022, respectively. Investment securities of $1.8 billion and $2.2 billion were pledged as collateral to secure public deposits and for other purposes at December 31, 2023 and 2022, respectively.
The following table provides information regarding the amount of interest income recognized related to taxable and non-taxable investment securities:
Year Ended December 31 (Dollars in Thousands)	2023	2022
Taxable	$88,520	$82,103
Non-taxable	9,071	10,686
Total interest income from investment securities	$97,591	$92,789

Proceeds from sales and calls of available-for-sale investment securities were $76.6 million and $25.8 million for the years ended December 31, 2023 and 2022, respectively. Net gains of $0.5 million and $0.1 million were realized on those sales and calls for the years ended December 31, 2023 and 2022, respectively. For 2023, the net losses include $3.1 million of non-credit related impairments recognized as a result of management’s intention to sell certain available-for-securities. The following table provides information regarding the gains and losses realized on available-for-sale investment securities:
Year Ended December 31 (Dollars in Thousands)	2023	2022
Realized gains	$495	$150
Realized losses .	(3,073)	(16)
Net realized gains (losses) .	$(2,578)	$134
Income tax expense (benefit) on net realized gains (losses)	$(696)	$36
The gross unrealized losses and fair value, aggregated by investment category, and the length of time the individual securities have been in a continuous unrealized loss position for available-for-sale securities at December 31, 2023, were as follows:
	Less than 12 Months		12 Months or More		Total
(Dollars in Thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale
Obligations of U.S. government agencies	$—	$—	$4,230	$284	$4,230	$284
Obligations of state and political subdivisions	11,615	625	131,209	9,230	142,824	9,855
Agency mortgage-backed securities
Residential	—	—	1,018,482	177,771	1,018,482	177,771
Commercial	790	5	94,948	6,708	95,738	6,713
Non-agency residential mortgage- backed securities	—	—	92,014	12,460	92,014	12,460
Corporate debt securities	—	—	27,915	5,924	27,915	5,924
Total available-for-sale	$12,405	$630	$1,368,798	$212,377	$1,381,203	$213,007
These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase of these available-for-sale investment securities. U.S. Treasury, obligations of U.S. government agencies, and agency mortgage-backed securities are issued, guaranteed, and otherwise supported by the United States government. The Company’s obligations of state and political subdivisions, non-agency residential mortgage-backed securities, and corporate debt securities are generally high grade. Accordingly, the Company does not consider these unrealized losses to be credit related and an allowance for credit losses is not necessary.
For the years ended December 31, 2023 and 2022, the Company recognized non-credit related impairment losses of $3.1 million and $0.0 million, respectively, on available-for-sale securities. The recognition of the $3.1 million related to management’s intention to sell certain available-for-sale securities in a non-credit related unrealized loss position at time of the decision. At December 31, 2023, the Company had no other plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of the respective amortized cost.

The amortized cost and estimated fair value of the investment securities portfolio, by contractual maturity, at December 31, 2023, were as follows:
	Available-for-sale		Held-to-maturity
(Dollars in Thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$14,469	$14,461	$78,477	$78,594
1 – 5 years	199,279	196,163	24,697	23,183
5 – 10 years	252,606	237,605	15,571	14,206
After 10 years	1,370,092	1,175,731	1,985,827	1,672,917
Total investment securities	$1,836,446	$1,623,960	$2,104,572	$1,788,900
Note 6. Loans Held for Investment and Allowance for Credit Losses
The loans held for investment portfolio consisted of the following at December 31:
	2023		2022
(Dollars in Thousands)	Amount	Percent of Total LHFI	Amount	Percent of Total LHFI
Commercial .	$2,698,306	23.5%	$2,427,072	22.9%
Commercial real estate
Owner occupied	2,382,295	20.8	2,227,106	21.0
Income producing	3,144,775	27.5	2,946,746	27.7
Construction, development, and other	22,466	0.2	19,741	0.2
Total commercial real estate .	5,549,536	48.5	5,193,593	48.9
Agriculture	1,164,967	10.2	1,139,405	10.7
Residential mortgage
Residential mortgage, first lien .	1,754,803	15.3	1,545,038	14.5
Home equity, first lien	67,342	0.6	79,726	0.8
Total residential mortgage	1,822,145	15.9	1,624,764	15.3
Retail
Home equity, second lien	127,378	1.1	126,514	1.2
Other consumer	91,964	0.8	110,546	1.0
Total retail	219,342	1.9	237,060	2.2
Total loans held for investment	$11,454,296	100.0%	$10,621,894	100.0%
Deferred fees net of deferred costs included in the carrying amounts of LHFI were $14.7 million and $13.6 million at December 31, 2023 and 2022, respectively.
Loans totaling $6.7 billion and $4.9 billion at December 31, 2023 and 2022, respectively, were pledged at the Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB). The Company currently pledges residential, agricultural, commercial, construction, and commercial real estate mortgage loans, as permitted by the FHLB and FRB.
The Company may provide loans to certain executive officers, directors, and their related interests. Amounts outstanding were immaterial at December 31, 2023 and 2022.

Activity in the allowance for loan losses was as follows:
(Dollars in Thousands)	Commercial	Commercial Real Estate	Agriculture	Residential Mortgage	Retail	Total
Balance December 31, 2021	$27,615	$68,509	$13,004	$11,262	$3,257	$123,647
Provision for loan losses	1,072	(961)	(3,594)	(4,945)	(602)	(9,030)
Charge-offs and recoveries
Charge-offs	(539)	(2,819)	(241)	(503)	(963)	(5,065)
Recoveries	385	1,124	551	150	1,070	3,280
Net (charge-offs) recoveries	(154)	(1,695)	310	(353)	107	(1,785)
Balance December 31, 2022	28,533	65,853	9,720	5,964	2,762	112,832
Adoption of ASU 2016-13	(5,577)	(29,255)	(3,445)	14,985	4,235	(19,057)
Provision for loan losses	8,124	10,442	813	3,202	(2,306)	20,275
Charge-offs and recoveries
Charge-offs	(3,749)	(11,115)	(62)	(65)	(773)	(15,764)
Recoveries	460	2,943	43	176	843	4,465
Net (charge-offs) recoveries	(3,289)	(8,172)	(19)	111	70	(11,299)
Balance December 31, 2023	$27,791	$38,868	$7,069	$24,262	$4,761	$102,751
Accrued interest receivable related to LHFI is excluded from the measurement of the allowance for credit losses and was $65.9 million and $52.9 million at December 31, 2023 and 2022, respectively.
Gross charge-offs of loans by origination year during the year ended December 31, 2023 were as follows:
(Dollars in Thousands)	Commercial	Commercial Real Estate	Agriculture	Residential Mortgage	Retail	Total
Originated in 2023	$406	$—	$—	$—	$246	$652
Originated in 2022	2,068	2,340	—	—	84	4,492
Originated in 2021	59	434	—	—	10	503
Originated in 2020	—	—	—	7	1	8
Originated in 2019	46	1,881	—	—	4	1,931
Originated prior to 2019	—	6,460	62	52	33	6,607
Revolving .	1,170	—	—	—	369	1,539
Revolving converted to term	—	—	—	6	26	32
Total charge-offs .	$3,749	$11,115	$62	$65	$773	$15,764

Note, year of origination is based on the original origination date of the loan.

The following table provides a summary of loans on accrual and nonaccrual status, as well as the delinquency status of accruing loans, at December 31:
	Accruing and Days Past Due
(Dollars in Thousands)	Current or Less Than 30 Days Past Due	30 to 89 Days Past Due	90 Days and Over	Nonaccrual(1)	Total
2023
Commercial .	$2,658,433	$9,213	$786	$29,874	$2,698,306
Commercial real estate	5,534,401	3,081	—	12,054	5,549,536
Agriculture	1,160,441	2,985	—	1,541	1,164,967
Residential mortgage	1,801,312	12,256	—	8,577	1,822,145
Retail	217,183	636	29	1,494	219,342
Total	$11,371,770	$28,171	$815	$53,540	$11,454,296
2022
Commercial .	$2,409,914	$3,352	$222	$13,584	$2,427,072
Commercial real estate	5,169,888	9,990	—	13,715	5,193,593
Agriculture	1,136,758	1,012	—	1,635	1,139,405
Residential mortgage	1,604,738	8,499	—	11,527	1,624,764
Retail	234,855	790	—	1,415	237,060
Total	$10,556,153	$23,643	$222	$41,876	$10,621,894

(1)
At December 31, 2023 and 2022, nonaccrual loans without an associated allowance for credit losses were immaterial. Interest income recognized on nonaccrual loans was immaterial for the years ended December 31, 2023 and 2022.

Loans on properties that were acquired through foreclosure or other proceedings on defaulted loans and that were transferred to other assets are immaterial for the years ended December 31, 2023 and 2022. Other nonperforming assets, consisting of OREO, are immaterial for the years ended December 31, 2023 and 2022.
The following tables provide information regarding internal credit quality ratings for the loans held for investment portfolio:
	At December 31, 2023
	Pass	Criticized			Total
(Dollars in Thousands)		Special Mention	Classified	Total Criticized
Commercial
Originated in 2023	$569,777	$6,917	$2,451	$9,368	$579,145
Originated in 2022	469,522	12,617	33,911	46,528	516,050
Originated in 2021	376,824	16,271	5,482	21,753	398,577
Originated in 2020	241,051	349	4,469	4,818	245,869
Originated in 2019	114,444	63	5,391	5,454	119,898
Originated prior to 2019	277,132	15,623	12,635	28,258	305,390
Revolving .	418,320	62,707	52,350	115,057	533,377
Total commercial	2,467,070	114,547	116,689	231,236	2,698,306

	At December 31, 2023
	Pass	Criticized			Total
(Dollars in Thousands)		Special Mention	Classified	Total Criticized
Commercial real estate
Originated in 2023	508,743	4,887	500	5,387	514,130
Originated in 2022	793,619	25,286	8,407	33,693	827,312
Originated in 2021	802,574	2,829	125,744	128,573	931,147
Originated in 2020	707,961	22,778	19,689	42,467	750,428
Originated in 2019	572,291	4,117	71,147	75,264	647,555
Originated prior to 2019	1,675,946	43,376	134,295	177,671	1,853,617
Revolving .	21,841	—	3,506	3,506	25,347
Total commercial real estate	5,082,975	103,273	363,288	466,561	5,549,536
Agriculture
Originated in 2023	156,547	270	2,345	2,615	159,162
Originated in 2022	152,732	77	4,913	4,990	157,722
Originated in 2021	112,755	690	4,545	5,235	117,990
Originated in 2020	95,730	1,654	2,084	3,738	99,468
Originated in 2019	66,324	825	1,024	1,849	68,173
Originated prior to 2019	255,155	1,238	5,542	6,780	261,935
Revolving .	291,814	3,491	5,212	8,703	300,517
Total agriculture	1,131,057	8,245	25,665	33,910	1,164,967
Residential mortgages
Originated in 2023	235,055	—	148	148	235,203
Originated in 2022	425,476	—	163	163	425,639
Originated in 2021	477,601	—	3,596	3,596	481,197
Originated in 2020	427,411	—	1,453	1,453	428,864
Originated in 2019	89,938	—	112	112	90,050
Originated prior to 2019	106,272	—	2,889	2,889	109,161
Revolving .	38,602	—	732	732	39,334
Revolving converted to term	12,030	65	602	667	12,697
Total residential mortgage	1,812,385	65	9,695	9,760	1,822,145
Retail
Originated in 2023	13,000	—	36	36	13,036
Originated in 2022	11,440	—	2	2	11,442
Originated in 2021	12,382	—	19	19	12,401
Originated in 2020	6,179	—	13	13	6,192
Originated in 2019	2,279	—	—	—	2,279
Originated prior to 2019	21,914	—	683	683	22,597
Revolving .	134,218	4	777	781	134,999
Revolving converted to term	15,896	—	500	500	16,396
Total retail	217,308	4	2,030	2,034	219,342
Total loans	$10,710,795	$226,134	$517,367	$743,501	$11,454,296

Note, year of origination is based on the original origination date of the loan.

	At December 31, 2022
		Criticized
(Dollars in Thousands)	Pass	Special Mention	Classified	Total Criticized	Total
Commercial
Originated in 2023	$—	$—	$—	$—	$—
Originated in 2022	590,731	2,658	3,455	6,113	596,844
Originated in 2021	475,172	516	1,830	2,346	477,518
Originated in 2020	298,256	1,551	6,295	7,846	306,102
Originated in 2019	151,885	941	5,688	6,629	158,514
Originated prior to 2019	333,617	1,711	15,163	16,874	350,491
Revolving .	491,375	20,479	25,749	46,228	537,603
Total commercial	2,341,036	27,856	58,180	86,036	2,427,072
Commercial real estate
Originated in 2023	—	—	—	—	—
Originated in 2022	556,037	684	3,160	3,844	559,881
Originated in 2021	886,620	—	14,129	14,129	900,749
Originated in 2020	800,467	4,648	62,541	67,189	867,656
Originated in 2019	661,117	8,070	46,972	55,042	716,159
Originated prior to 2019	1,832,464	41,438	252,757	294,195	2,126,659
Revolving .	16,973	1,865	3,651	5,516	22,489
Total commercial real estate	4,753,678	56,705	383,210	439,915	5,193,593
Agriculture
Originated in 2023	—	—	—	—	—
Originated in 2022	203,827	882	4,572	5,454	209,281
Originated in 2021	133,852	519	4,377	4,896	138,748
Originated in 2020	114,754	2,056	1,762	3,818	118,572
Originated in 2019	76,289	881	1,188	2,069	78,358
Originated prior to 2019	285,735	2,149	8,942	11,091	296,826
Revolving .	292,576	766	4,278	5,044	297,620
Total agriculture	1,107,033	7,253	25,119	32,372	1,139,405
Residential mortgages
Originated in 2023	—	—	—	—	—
Originated in 2022	355,192	—	685	685	355,877
Originated in 2021	518,536	73	3,947	4,020	522,556
Originated in 2020	463,024	—	870	870	463,894
Originated in 2019	97,317	—	980	980	98,297
Originated prior to 2019	119,172	—	4,958	4,958	124,130
Revolving .	46,131	—	979	979	47,110
Revolving converted to term	12,189	68	643	711	12,900
Total residential mortgage .	1,611,561	141	13,062	13,203	1,624,764

	At December 31, 2022
		Criticized
(Dollars in Thousands)	Pass	Special Mention	Classified	Total Criticized	Total
Retail
Originated in 2023	—	—	—	—	—
Originated in 2022	19,515	—	10	10	19,525
Originated in 2021	18,108	—	28	28	18,136
Originated in 2020	10,434	—	12	12	10,446
Originated in 2019	3,802	—	—	—	3,802
Originated prior to 2019	29,315	3	1,167	1,170	30,485
Revolving .	136,075	109	701	810	136,885
Revolving converted to term	17,576	—	205	205	17,781
Total retail	234,825	112	2,123	2,235	237,060
Total loans	$10,048,133	$92,067	$481,694	$573,761	$10,621,894

Note, year of origination is based on the original origination date of the loan.
Loan Modifications
In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience financial difficulties in the near-term. Loans modified are immaterial during the years ended December 31, 2023 and 2022.
Note 7. Mortgage Banking
Residential Mortgage Loan Sales
The Company completes residential mortgage loan sales in the normal course of business, primarily to GSEs, resulting in the derecognition of sold loan amounts from the consolidated balance sheet. In accordance with the accounting guidance for the transfer of financial assets, the Company considers any continuing involvement with residential mortgage loans sold in determining whether such assets can be derecognized from the consolidated balance sheet. The Company’s continuing involvement with residential mortgage loans sold is generally limited to customary market servicing arrangements and representation and warranty clauses. MSR assets are recorded at the fair value of the servicing arrangements. Liabilities related to representation and warranty clauses are initially recorded at fair value and were not material at December 31, 2023 or 2022. Any gain or loss on sale of residential mortgage loans depends on the previous carrying amount, the consideration received, and any liabilities incurred in exchange for the sold loans. Upon sale, any servicing assets or other interests that continue to be held by the Company are initially recognized at fair value.
Proceeds from residential mortgage loans sold were $182.4 million and $319.1 million during the years ended December 31, 2023 and 2022, respectively. Net gains on sales of residential mortgage loans included in mortgage banking and loan fee income, including origination fees, the initial fair value of originated MSRs, and servicing release premiums received, were $6.0 million and $6.7 million for the years ended December 31, 2023 and 2022, respectively.
Risk Management
In the normal course of business, the Company issues interest rate lock commitments to customers. To the extent such commitments relate to loans the Company intends to sell to a third party, the commitment is initially recognized at fair value at the date of the commitment. The Company records closed mortgage loans held for sale at the lower of cost or fair value.

Through these mortgage banking activities, the Company assumes interest rate risk through interest rate lock commitments, as well as mortgage loans held for sale. As part of the Company’s risk management strategy, the Company makes offsetting commitments for future delivery of residential mortgage-backed securities. The primary objective of economically hedging mortgage banking activities is to offset changes in the fair value of interest rate lock commitments and mortgage loans held for sale. Activity included in mortgage banking and loan fees was $0.8 million in gains and $3.9 million in gains for the years ended December 31, 2023 and 2022, respectively. Refer to Note 18 for additional information regarding this economic hedging activity and Note 21 for information regarding the fair value of interest rate lock commitments and mortgage loans held for sale.
Mortgage Servicing Rights
The Company serviced $2.1 billion of residential mortgage loans for others at December 31, 2023 and 2022. Loan servicing fees included in mortgage banking and loan fees were $5.2 million and $5.4 million for the years ended December 31, 2023 and 2022, respectively.
The fair value of MSRs is recorded within goodwill and other intangibles, net on the consolidated balance sheet. Changes in the fair value of MSRs, which are included in mortgage banking and loan fees on the consolidated income statement, are summarized as follows:
Year Ended December 31 (Dollars in Thousands)	2023	2022
Balance at beginning of period	$25,331	$19,458
Origination of servicing assets	1,318	3,081
Change in fair value of MSRs
Due to market changes	(1,270)	5,635
Due to loan portfolio runoff	(2,069)	(2,843)
Balance at end of period	$23,310	$25,331
The following table provides the aggregate unpaid principal balance of mortgage loans serviced for others, as well as the third parties for which loans are serviced, at December 31:
(Dollars in Thousands)	2023	2022
Federal National Mortgage Association	$1,704,661	$1,737,312
Federal Home Loan Mortgage Corporation	376,213	384,479
Federal Home Loan Bank and other	409	452
	$2,081,283	$2,122,243
In the determination of the fair value of MSRs, certain key assumptions are made. The key assumptions considered by the Company were the constant prepayment rate (“CPR”), which is an estimated loan prepayment rate that uses historical prepayment rates for previous loans similar to the loans being evaluated, and a market based discount rate. Refer to Note 21 for additional information regarding the fair value of MSRs.
The following table provides information about the fair value of MSRs and the related key assumptions at December 31:
(Dollars in Thousands)	2023	2022
Unpaid principal balance of servicing portfolio	$2,081,283	$2,122,243
Fair value	$23,310	$25,331
Value (fair value divided by servicing portfolio, in basis points)	112	119
Weighted average expected prepayment (constant prepayment rate)	8.6%	7.3%
Weighted average discount rate	10.3%	10.0%

Note 8. Premises, Equipment, and Lease Commitments
Premises and equipment at December 31 consisted of the following:
(Dollars in Thousands)	2023	2022
Land	$23,366	$25,872
Buildings and improvements	148,421	134,153
Furniture and equipment	68,597	72,620
Construction in progress	1,313	5,171
Right of use assets	17,497	19,591
Total premises and equipment	259,194	257,407
Less: accumulated depreciation and amortization	118,225	128,058
Premises and equipment, net	$140,969	$129,349
Depreciation and amortization expense on premises and equipment was $10.5 million and $11.4 million for the years ended December 31, 2023 and 2022, respectively. Depreciation on premises and equipment is calculated on a straight-line basis for book purposes. Buildings are depreciated over an estimated useful life not to exceed 39 years, furniture and equipment is depreciated over periods of between 3 and 10 years, and leasehold improvements are depreciated over the term of the underlying lease, not to exceed the estimated useful life of the improvements.
The Company leases certain facilities for use in its operations, which each are accounted for as operating leases. Leased facilities include retail branches and other corporate offices and locations. For each lease, the Company records a lease liability and a corresponding right of use (ROU) asset. The Company had recorded $17.5 million and $19.5 million of ROU assets within premises and equipment, net and $19.3 million and $20.2 million of lease liabilities within accrued expenses and other liabilities on the consolidated balance sheet at December 31, 2023 and 2022 respectively. Total expenses incurred related to these lease agreements during the year ended December 31, 2023 and 2022, was $5.2 million and $5.4 million respectively, which was primarily attributable to contractual lease payments.
At December 31, 2023, the weighted average remaining term and discount rate of the Company’s leased assets were 11.5 years and 3.4%, respectively. At December 31, 2022, the weighted average remaining term and discount rate of the Company’s leased assets were 12.3 years and 3.2%, respectively.
Contractual future minimum rental payments for operating leases in excess of one year in subsequent fiscal years are as follows:
(Dollars in Thousands)
2024	$2,876
2025	2,525
2026	1,922
2027	1,984
2028	1,930
2029 and thereafter	12,389
Note 9. Intangible Assets
Intangible assets consist of goodwill, core deposit premiums, MSRs, and other intangibles. Goodwill and MSRs are not amortized. Goodwill is assessed for impairment on an annual basis, and MSRs are recorded at fair value. No impairment of goodwill was recorded for the years ending December 31, 2023 and 2022. Refer to Note 7 for additional information regarding MSRs.
Amortization of core deposit premiums and other intangibles is included in noninterest expense on the consolidated statement of income, with amortization periods of 7 to 15 years.

Intangible assets at December 31 consisted of:
	2023			2022
(Dollars in Thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Goodwill	$112,686	$—	$112,686	$112,686	$—	$112,686
Core deposit premiums	3,498	3,498	—	3,498	3,462	36
MSRs	23,310	—	23,310	25,331	—	25,331
Other intangibles	2,105	1,370	735	2,105	1,254	851
Total	$141,599	$4,868	$136,731	$143,620	$4,716	$138,904
The Company recorded aggregate intangible amortization expense of $0.2 million and $0.6 million for the years ended December 31, 2023 and 2022, respectively.
The estimated amortization expense for the next five years is as follows:
(Dollars in Thousands)
2024	$116
2025	116
2026	116
2027	112
2028	95
Note 10. Deposits
Total deposits at December 31 consisted of:
(Dollars in Thousands)	2023	2022
Noninterest-bearing	$3,967,525	$4,906,954
Non-maturity interest-bearing	7,693,554	7,576,110
Time certificates of deposit
Balance $250,000 or less	960,849	520,247
Balance more than $250,000	308,198	180,241
Total deposits	$12,930,126	$13,183,552
The following table provides information regarding the maturity of time certificates of deposit at December 31:
	Balances Greater Than $250,000		Balances $250,000 or Less
(Dollars in Thousands)	2023	2022	2023	2022
3 months or less	$44,735	$54,131	$194,982	$145,801
3 months to 6 months	68,743	43,385	169,766	79,102
6 months to 12 months	154,458	55,447	365,076	174,860
Over 12 months	40,262	27,278	231,025	120,484
Total time certificates	$308,198	$180,241	$960,849	$520,247
Note 11. Short-Term Borrowings
Short-term borrowings, which have an original maturity of one year or less, consist of federal funds, repurchase agreements, and FHLB borrowings. Investment securities of $64.2 million and $85.9 million at December 31, 2023 and 2022, respectively, were sold with agreements to repurchase (“repurchase agreements”). All repurchase agreements are customer related. There were no federal funds borrowings at December 31, 2023 and 2022.
The following table provides information regarding short-term borrowings at and for the years ended December 31, 2023 and 2022:
Year Ended December 31 (Dollars in Thousands)	Federal Funds and Repurchase Agreements	FHLB Borrowings
Balance at December 31
2023	$64,230	$595,000
2022	$85,946	$775,000
Weighted average interest rate at December 31
2023	0.05%	5.59%
2022	0.09%	4.71%
Maximum amount outstanding at any month-end
2023	$82,380	$1,450,000
2022	$107,228	$775,000
Average amount outstanding during year
2023	$76,714	$886,327
2022	$101,845	$109,201
Weighted average interest rate during year
2023	0.07%	5.34%
2022	0.07%	3.89%
Note 12. Long-Term Debt
Long-term debt, which have an original maturity of more than one year, at December 31 consisted of the following:
(Dollars in Thousands)	2023	2022
Junior subordinated deferrable interest debentures	$61,856	$61,856
Subordinated notes	100,000	100,000
FHLB borrowings	755,000	—
Tax credit related borrowings	104,750	76,838
Other(A)	1,512	2,970
Total long-term debt	$1,023,118	$241,664

(A)
Includes amounts related to derivatives and hedging activities for subordinated notes. Refer to Note 18 for additional information.

In June 2006, the Company issued $61.9 million in junior subordinated deferrable interest debentures (“debentures”) in connection with the issuance of $60.0 million of capital securities through Bremer Statutory Trust II (“BSTII”). The Company evaluated BSTII and concluded that the trust is a variable interest entity not subject to consolidation. The debentures bear interest at a floating rate of three-month CME Term SOFR, plus 1.86%, resulting in a rate of 7.24% at December 31, 2023. The debentures mature on June 1, 2036 but may be redeemed by the Company at par on any quarterly interest payment date at the Company’s discretion. At December 31, 2023, the $60.0 million in capital securities qualified as Tier I capital under guidelines of the FRB.
In December 2014, the Company issued $100.0 million in subordinated notes to support ongoing business operations and the Company’s future growth strategy. The notes bear interest at a 5.20% fixed rate and mature on December 30, 2024. At December 31, 2023, none of the subordinated debt qualified as Tier II capital under guidelines of the FRB. The Company phased out the subordinated notes from Tier II capital over a 5 year period, beginning in December 2019. In January 2015, the Company entered into a 10-year, pay variable, receive fixed, interest rate swap to hedge the subordinated debt. The company terminated the swap in July 2021. For additional detail, see the “Fair Value Hedges of Interest Rate Risk” section under Note 18.
The FHLB borrowings bear interest at rates ranging from 4.13% to 5.57%, with maturity dates from 2024 through 2028, and are secured by certain loans as discussed in Note 6.
The Company enters into certain tax credit investment structures related to the New Markets Tax Credits program (“NMTCs”). As a result, the Company records certain notes payable, which are issued in the normal course of business as part of NMTC investment structures. The purpose of these notes is to supplement the investments made by the Company by financing projects that generate tax credits. Each of the notes is structured with a seven year interest only period, and maturity dates ranging from 2027 through 2053. Each structure contains separate put agreements, which allow the Company to put the notes to designated third parties at the end of the seven year interest only period. The notes bear a weighted average interest rate of 3.45%.
Maturities of outstanding long-term debt at December 31, 2023 were as follows:
(Dollars in Thousands)
2024	$486,512
2025	145,000
2026	115,000
2027	85,000
2028 and later	191,606
Total	$1,023,118
Note 13. Employee Benefit Plans
Pension Plans
The Company maintains the Bremer Retirement Plan (“Pension Plan”), which is a qualified defined benefit pension plan designed to provide retirement benefits to substantially all the employees of the Company, its subsidiaries, and OBT. An employee who has attained the age of 21 and completed 1,000 hours of service within a 12-month period shall become a participant in the Pension Plan on the next semiannual entry date. In addition, the Company has a Supplemental Executive Retirement Plan (“SERP”), an unfunded plan designed to supplement the benefits determined under the Pension Plan for certain highly compensated employees of the Company to the extent the benefits under the Pension Plan are capped by compensation limits.
Other Postretirement Benefits
The Company provides certain retiree health care benefits relating primarily to medical insurance co-payments to retired employees between the ages of 55 and 65. The Company amended the Company’s Retiree Medical Plan effective January 1, 2006, which gradually eliminated the medical premium subsidy for retired employees over a period of ten years ending December 31, 2015, while continuing to allow retired employees access to the Company’s group medical coverage. The Company accrues the cost of these benefits during the employees’ active service, and benefits are funded as incurred.
Pension Plans and Other Postretirement Benefits
The Company recognizes actuarial gains or losses and prior service costs or credits, and measures plan assets and pension obligations, and accumulated other comprehensive income or loss, net of tax, at December 31 of each year. The Company expects to amortize the following amounts from accumulated other comprehensive income in shareholders’ equity on the consolidated balance sheet to net periodic benefit cost in noninterest expense on the consolidated statement of income during the year ended December 31, 2024:
(Dollars in Thousands)	Pension Benefits	Other Postretirement Benefits
Gain (loss), net	$9,460	$(712)
The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized on the consolidated balance sheet at December 31 for the retirement plans:
	Pension Benefits		Other Postretirement Benefits
(Dollars in Thousands)	2023	2022	2023	2022
Change in Projected Benefit Obligation
Benefit obligation at beginning of period	$260,543	$358,890	$4,997	$6,564
Service cost	7,608	12,400	215	287
Interest cost	14,230	10,956	263	192
Participants’ contributions	—	—	648	895
Actuarial loss (gain)	13,663	(110,972)	(820)	(1,366)
Benefit payments	(11,246)	(10,731)	(749)	(1,575)
Benefit obligation at end of period	$284,798	$260,543	$4,554	$4,997
Change in Fair Value of Plan Assets
Fair value at beginning of period	$313,824	$464,843	$—	$—
Actual return on plan assets	33,814	(140,634)	—	—
Employer contributions	—	—	—	680
Participant contributions	—	—	—	895
Benefit payments	(10,900)	(10,385)	—	(1,575)
Fair value at end of period	$336,738	$313,824	$—	$—
Funded (Unfunded) Status	$51,940	$53,281	$(4,554)	$(4,997)
Components of the Consolidated Balance Sheet
Prepaid benefit asset	$55,020	$56,400	$—	$—
Accrued benefit liability	(3,080)	(3,119)	(4,554)	(4,997)
Recognized amount	$51,940	$53,281	$(4,554)	$(4,997)
Accumulated Other Comprehensive Income (Loss), Pretax
Actuarial gain (loss), net	$(109,023)	$(118,493)	$6,923	$6,779
Prior service credit (cost), net	—	—	—	—
Recognized amount	$(109,023)	$(118,493)	$6,923	$6,779

The accumulated benefit obligation for the Company’s pension plans was $263.2 million and $240.7 million at December 31, 2023 and 2022, respectively. Net pension expense for the plans at December 31 was as follows:
	Pension Benefits		Other Postretirement Benefits
Year Ended December 31 (Dollars in Thousands)	2023	2022	2023	2022
Service cost	$7,608	$12,400	$215	$287
Interest cost	14,230	10,956	263	192
Expected return on plan assets	(21,561)	(29,871)	—	—
Actuarial loss (gain) amortization.	10,880	1,682	(677)	(557)
Net periodic benefit cost (income) .	$11,157	$(4,833)	$(199)	$(78)
The components of net periodic benefit cost, other than the service cost component, are included in other noninterest expense in the consolidated statement of income.
Weighted average assumptions used to determine benefit obligations at December 31, as well as the weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, were as follows:
	Pension Benefits		Other Postretirement Benefits
	2023	2022	2023	2022
Benefit Obligations at December 31
Discount rate	5.21%	5.59%	5.21%	5.59%
Rate of compensation increase	4.00%	4.00%	N/A	N/A
Net Periodic Benefit Cost for Years Ended December 31
Discount rate	5.59%	3.10%	5.59%	3.10%
Expected return on plan assets	7.00%	6.50%	N/A	N/A
Rate of compensation increase	4.00%	4.00%	N/A	N/A
The discount rate utilized to determine future pension obligations is based primarily on a review of current high-quality fixed-income securities that could be used to settle the obligations of the plan.
The December 31, 2023 assumption for the long-term rate of return on plan assets, which will be used to determine net periodic benefit cost for the year ended December 31, 2024, is 7.0%, representing the expected long-term rate of return on plan assets reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the benefit obligation. The assumption was determined by reflecting expectations regarding future long-term rates of return for the investment portfolio, with consideration given to the distribution of investments by, and historical rates of return of, each individual asset class.
For purposes of other postretirement benefits measurements, the Company assumed health care trend rates at December 31, as follows:
	2023	2022
Current year trend	6.25%	6.50%
Ultimate year trend	5.00%	5.00%
Year of ultimate trend rates	2029	2029

The following table presents information about the Company’s Pension Plan assets measured at fair value on a recurring basis at December 31 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. See Note 21 for a description of Level 1, Level 2, and Level 3 hierarchies.
(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
2023
Cash and money market funds	$9,074	$—	$—	$9,074
Group trust at NAV				187,379(1)
Comingled funds at NAV				88,538(1)
Collective investment trust at NAV				51,747(1)
Total	$9,074	$—	$—	$336,738
2022
Cash and money market funds	$8,011	$—	$—	$8,011
Group trust at NAV				189,842(1)
Comingled funds at NAV				68,118(1)
Collective investment trust at NAV				47,853(1)
Total	$8,011	$—	$—	$313,824

(1)
These investments are valued based on net asset value per share as a practical expedient; fair values are provided to reconcile to total investment assets of the plans at fair value.

The Company’s long-term asset allocation targets are 75% return seeking assets and 25% liability-hedging fixed income. The return seeking assets allocation is distributed over a number of professionally managed comingled investment trusts and real estate investment trust. The Company regularly reviews the actual asset allocation and periodically rebalances the investments to the targeted allocation when considered appropriate. The Company believes that 7.0% is a reasonable long-term rate of return assumption for the pension plan assets for 2024, given the long-term asset allocation strategy and investment time horizon. During the years ended December 31, 2023 and 2022, the pension plan assets generated total composite returns of 11.2% and -30.5%, respectively. The Company will continue to evaluate the actuarial assumptions, including the expected rate of return, at least annually, and will adjust as necessary.
In developing strategic asset allocation guidelines for the plan, an emphasis is placed on the long-term characteristics of individual asset classes, the benefits of diversification among multiple asset classes, and the Company’s long-term return expectations for the plan. Consideration is also given to the proper level of risk of the plan, particularly with respect to the long-term nature of the plan’s liabilities and long-term investment horizon of plan assets.
The Company seeks to maintain an adequately funded Pension Plan, defined as having a fair market value of plan assets to projected benefit obligation ratio of at least 94% to 100%. This is generally achieved by making annual cash contributions to the plan in an amount at least equal to the current year’s calculated service cost. Contributions to the plan are intended to provide for benefits attributed to service to date and for those expected to be earned in the future.
The Company currently expects that there will be no minimum required contribution to the pension plan in 2024 under the provisions of the Pension Protection Act of 2006, as modified by the Worker, Retiree, and Employer Recovery Act of 2008. However, management may make a discretionary cash contribution to ensure that the plans remain adequately funded, and expects to make the following benefit payments, which reflect expected future service, as appropriate:

Year Ended December 31 (Dollars in Thousands)	Pension Benefits	Postretirement Benefits
2024	$12,819	$499
2025	13,659	463
2026	14,620	433
2027	15,550	434
2028	16,335	408
2029 through 2033	92,113	2,085
401(k) Plan
The 401(k) Plan is a defined contribution plan. The Company provides a 100% match of the first 1% to 5% of plan compensation the employee contributes on a pretax basis. Total employer contributions of $6.0 million and $5.9 million were made for the years ended December 31, 2023 and 2022, respectively.
Employee Stock Ownership Plan
The Employee Stock Ownership Plan is a defined contribution plan covering substantially all employees of the Company, and the plan holds 103,356 shares of Class A common stock of the Company. Contributions to the plan are made exclusively by the Company as determined by the annual cash needs of the plan and are credited to the individual accounts of the employees who are participants in the plan for the fiscal year the contribution is made. Contributions and forfeitures are allocated to participants on the basis of total compensation, defined as 100% of base pay and eligible commissions earned during the plan year, while dividends paid on allocated shares increase participant accounts. Contributions of $1.0 million and $1.5 million were made to this plan during the years ended December 31, 2023 and 2022, respectively.
Note 14. Other Noninterest Income
The following table provides information regarding the components of other noninterest income:
Year Ended December 31 (Dollars in Thousands)	2023	2022
Other loan fees	$4,515	$6,145
Equity in earnings of unconsolidated subsidiaries	713	6,914
Other	13,252	13,027
Total other noninterest income	$18,480	$26,086
Note 15. Other Noninterest Expense
The following table provides information regarding the components of other noninterest expense:
Year Ended December 31 (Dollars in Thousands)	2023	2022
Professional fees	$26,647	$20,338
Marketing	9,366	8,773
Software development contract termination costs	—	5,361
Other lending expense	3,645	3,838
Other components of net benefit costs	3,134	(17,599)
Other	41,045	33,484
Total other noninterest expense	$83,837	$54,195

Note 16. Income Taxes
The components for the provision for income taxes were:
Year Ended December 31 (Dollars in Thousands)	2023	2022
Current:
Federal	$16,200	$26,309
State	18,441	15,141
Deferred	(2,233)	8,182
Total provision for income taxes	$32,408	$49,632
The following provides a reconciliation between the provision for income taxes and the amount computed by applying the statutory federal income tax rate:
Year Ended December 31 (Dollars in Thousands)	2023	2022
Federal tax at statutory rate	$32,847	$52,099
State income tax, net of federal tax benefits	9,668	13,738
Less tax effect of:
Interest on state and political subdivision securities	1,669	2,200
Other tax-exempt interest	8,270	7,478
Tax credits	8,247	6,723
Unrecognized tax benefits	(6,252)	(232)
Other	(1,827)	36
Total provision for income taxes	$32,408	$49,632
The Company invests in certain structures, which are designed to provide income tax credits on a federal and/or state basis, including New Market Tax Credits (NMTCs), low-income housing tax credits, and historic tax credits. Tax credits recognized based on these investments were $8.2 million and $6.7 million for the years ended December 31, 2023 and 2022, respectively.
Temporary differences resulting in deferred tax assets and liabilities, included on a net basis within accrued expenses and other liabilities on the consolidated balance sheet, were as follows at December 31:
(Dollars in Thousands)	2023	2022
Deferred tax assets
Allowance for credit losses	$28,827	$32,433
Accumulated other comprehensive loss, employee benefit plans	27,567	30,163
Compensation and employee benefits	16,955	18,711
Lease liability	5,299	5,402
Deferred loan fees	3,564	3,217
Nonaccrual loan interest income	1,353	1,389
Partnership investment	607	1,775
Accumulated other comprehensive loss, available-for-sale securities	57,371	65,064
Other	4,357	2,181
Gross deferred tax assets	$145,900	$160,335
Deferred tax liabilities
Prepaid pension asset	$44,794	$46,593
Goodwill and other intangible assets	15,817	14,844
Premises and equipment	5,689	4,767

(Dollars in Thousands)	2023	2022
Mortgage servicing rights	6,071	6,404
Right of use asset	4,803	5,243
Accumulated other comprehensive income, derivatives	1,082	1,807
Prepaid expenses	1,010	838
Other	2,003	1,510
Gross deferred tax liabilities	$81,269	$82,006
Net deferred tax asset (liability)	$64,631	$78,329

The Company’s deferred tax assets represent the anticipated federal, and state tax benefits expected to be realized in future years upon the utilization of the underlying tax attributes comprising the balance. In management’s opinion, the deferred tax assets will be fully realized through future reversals of deferred tax liabilities along with future taxable income exclusive of existing deferred tax liabilities. Accordingly, no valuation allowance has been provided.
Liabilities for unrecognized tax benefits were $7.4 million and $1.2 million at December 31, 2023 and 2022, respectively. The Company is no longer subject to income tax examinations for years prior to 2020 for federal purposes and 2019 for state purposes.
Note 17. Commitments and Contingencies
The Company utilizes various off-balance-sheet instruments to satisfy the financing needs of customers. These instruments represent contractual obligations of the Company to provide funding, within a specified time period, to a customer. The following provides information regarding the outstanding commitments at December 31:
(Dollars in Thousands)	2023	2022
Loan commitments	$3,054,683	$3,421,432
Standby letters of credit	57,639	63,657
Loan commitments represent contractual agreements to provide funding to customers over a specified time period so long as there is no violation of any condition of the contract. These loans are generally operating lines of credit.
Standby letters of credit represent a conditional commitment to satisfy an obligation to a third party, generally to support public and private borrowing arrangements, on behalf of the customer.
The Company’s potential exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The credit risk associated with letters of credit and loan commitments is substantially the same as extending credit in the form of a loan; therefore, the same credit policies apply in evaluating potential letters of credit or loan commitments. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management’s credit evaluation. The type of collateral held varies, but includes real estate, accounts receivable, inventory, and productive assets. Management assesses unfunded commitments for credit risk and estimates a liability related to losses that may result from the assessed risk. The liability for unfunded commitments, included in accrued expenses and other liabilities on the consolidated balance sheet, was $3.1 million and $8.3 million at December 31, 2023 and 2022, respectively.

Other Commitments and Contingencies
Under contracts with service providers, the Company is obligated for future payments. Contractual future minimum payments over the term of the contracts are as follows:
(Dollars in Thousands)
2024	$23,454
2025	20,464
2026	19,317
2027	17,684
2028	17,231
2029 and later	14,796
The Company is routinely involved in legal actions that are incidental to the business of the Company. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability will not materially affect the Company’s consolidated financial position or results of operations.
Note 18. Derivatives and Hedging Activities
Risk Management Objectives of Using Derivatives
The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount and duration of its wholesale funding, investment portfolio, and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company’s known or expected cash receipts and its known or expected cash payments principally related to certain floating and fixed-rate borrowings. In addition, the Company may also utilize derivative financial positions to hedge changes in the fair value of certain related assets or liabilities and to accommodate the business requirements of its customers.
Fair Values of Derivative Instruments on the Consolidated Balance Sheet
The following table presents the fair value of the Company’s derivative financial instruments and notional amounts at December 31, categorized by hedging designation:

	Assets				Liabilities
	2023		2022		2023		2022
(Dollars in Thousands)	Fair Value	Notional Value	Fair Value	Notional Value	Fair Value	Notional Value	Fair Value	Notional Value
Designated hedging
Fair value hedges:
Interest rate contracts	$—	$—	$—	$—	$—	$—	$—	$—
Cash flow hedges:
Interest rate contracts	—	—	—	—	—	—	—	—
Not designated hedging
Customer-related:
Interest rate contracts .	33,155	2,116,933	33,856	1,898,377	140,556	2,116,933	167,862	1,898,377
Credit contracts	—	49,819	9	49,087	—	83,606	1	60,613
Mortgage banking:
Rate locks	304	6,883	177	4,929	—	—	—	—
Forward contracts	—	—	—	—	218	11,000	53	6,000
Total derivatives	$33,459	$2,173,635	$34,042	$1,952,393	$140,774	$2,211,539	$167,916	$1,964,990
Certain derivative exchanges have enacted a rule change which in effect results in the legal characterization of variation margin payments for certain derivative contracts as settlement of the derivatives mark-to-market exposure and not collateral. Accordingly, the Company’s reporting of certain derivatives reflects variation margin recorded on trades cleared through these exchanges as settled. The daily settlement of the derivative exposure does not change or reset the contractual terms of the instrument.
Derivatives are classified as other assets or other liabilities on the consolidated balance sheet.
Derivatives Designated as Hedging Instruments
Fair Value Hedges of Interest Rate Risk
The Company is exposed to changes in the fair value of certain of its fixed-rate obligations due to changes in the benchmark interest rate, SOFR. Interest rate swaps designated as fair value hedges involve the receipt of fixed-rate amounts from a counterparty in exchange for the Company making variable-rate payments over the life of the agreements without the exchange of the underlying notional amount. As of December 31, 2023, the Company did not have any interest rate contracts that were designated as fair value hedges.
For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in earnings. The Company includes the gain or loss on the hedged items in the same line item as the offsetting loss or gain on the related derivatives.
During 2021, the Company terminated an interest rate swap that was designated as a fair value hedge of interest rate risk associated the Company’s fixed rate subordinated notes. The interest rate swap, which had a notional value of $100.0 million, terminated with a settlement value of $5.0 million. The $5.0 million basis adjustment to the fixed rate subordinated notes’ carrying amount will be amortized as a reduction of interest expense between July 2021, the date of the interest rate swap termination, and December of 2024, the maturity date of the debt. Amortization of the basis adjustment totaled $1.5 million and $1.4 million during the years ended December 31, 2023 and 2022, respectively. The unamortized balance of the basis adjustment totaled $1.5 million and $3.0 million at December 31, 2023 and 2022, respectively. The amounts to be amortized during the next 12 months is $1.5 million.

Cash Flow Hedges of Interest Rate Risk
The Company’s objectives in using interest rate derivatives are to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed payments over the life of the agreements without exchange of the underlying notional amount. The changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income or loss and is subsequently reclassified into earnings in the period that the hedged transaction affects earnings. As of December 31, 2023, the Company did not have any interest rate contracts designated as cash flow hedges.
During 2022, the Company terminated two interest rate swaps that were designated as cash flow hedges of interest rate risk associated with certain of the Company’s variable rate funding. The interest rate swaps, which had a combined notional value of $200.0 million, terminated at a settlement value of $8.1 million. This amount will be reclassified from accumulated other comprehensive income to interest expense between January 2022, the termination date, and April 2026, the original combined term of the interest rate swaps. A reduction to interest expense of $2.2 million was recorded related to these transactions during the year ended December 31, 2023. The accumulated other comprehensive income balance totaled $4.0 million and $6.3 million at December 31, 2023 and 2022, respectively. The amounts to be reclassified during the next 12 months is $2.2 million.
During 2019, the Company terminated an interest rate swap that was designated as a cash flow hedge of interest rate risk associated with certain of the Company’s variable rate loans. The interest rate swap, which had a notional value of $200.0 million, terminated at a settlement value of $6.6 million. This amount was reclassified from accumulated other comprehensive income to interest income on a straight-line basis between July 2019, the termination date, and March of 2023, the original term of the interest rate swap. Interest income of $0.4 million and $1.8 million was recorded related to this transaction during the years ended December 31, 2023 and 2022, respectively. The accumulated other comprehensive income balance totaled $0.0 million and $0.4 million at December 31, 2023 and 2022, respectively.
Derivatives Not Designated as Hedging Instruments
The Company executes interest rate derivatives with commercial banking customers to facilitate their respective risk management strategies. Those interest rate derivatives are simultaneously hedged by offsetting derivatives that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. Interest rate derivatives associated with this program are reported on the consolidated balance sheet at fair value, with changes in fair value of both the customer derivatives and the offsetting derivatives recognized directly in net income. Amounts related to these activities are reflected as customer-related interest rate contracts within this footnote. Derivatives related to these activities are subject to credit risk associated with counterparties to the derivative contracts. The Company measures that credit risk using a credit valuation adjustment and includes it within the fair value of the derivative. Included within other noninterest income on the consolidated statement of income are amounts recorded related to credit valuation adjustments of $0.3 million in positive adjustments and $0.6 million in positive adjustments during the years ended December 31, 2023 and 2022, respectively.
Credit risk participation agreements arise when the Company contracts with other institutions, as a guarantor or beneficiary, to share the credit risk associated with certain interest rate swaps. These agreements provide for reimbursement of losses resulting from a third-party default on the underlying swap. Amounts related to these activities are reflected as customer-related credit contracts within this footnote. Amounts recorded within other noninterest income on the consolidated statement of income related to these activities were not material for the years ended December 31, 2023 and 2022.
As part of the Company’s risk management strategy through its mortgage banking activities, derivative instruments such as forward sales contracts are utilized. Changes in the fair value of these derivative instruments are recorded in mortgage banking and loan fees. Amounts related to these activities are reflected as mortgage banking forward contracts within this footnote.

In the normal course of business through its mortgage banking activities, interest rate lock commitments arise related to agreements with customers regarding residential mortgage loans. Such commitments provide a specified interest rate for a specified time period to the customer. Where the Company intends to sell the resulting loan, authoritative accounting guidance requires that these commitments be recorded at fair value on the consolidated balance sheet. Changes in the fair value of these interest rate lock commitments are recorded in other noninterest income and are offset by the changes in the fair value of forward sales contracts. Amounts related to these activities are reflected as mortgage banking rate locks within this footnote. Amounts recorded within mortgage banking and loan fees on the consolidated statement of income related to these activities were $0.8 million in gains and $3.9 million in gains for the years ended December 31, 2023 and 2022, respectively.
Credit-Risk-Related Contingent Features
The Company has agreements with its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations. The Company also has agreements with its derivative counterparties that contain a provision where if the Company fails to maintain its status as an adequately capitalized institution, the counterparty could terminate the derivative positions and the Company would be required to settle its obligations under the agreements. As of December 31, 2023, the termination value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for non- performance risk, related to these agreements was immaterial. The Company has minimum collateral posting thresholds with its derivative counterparties and has not posted any collateral at December 31, 2023. If the Company had breached any of these provisions at year end, it could have been required to settle its obligations under the agreements at the termination value.
Note 19. Common Stock
The Company has authorized 12,000,000 shares of Class A common stock and 10,800,000 shares of Class B common stock. The shares of Class A common stock have full rights to vote on all matters presented before the Company’s shareholders, including the election of the Company’s directors. The Class B common stock, all of which is held by OBT, is non-voting except with respect to certain extraordinary corporate transactions, upon which the holders would have the right to vote on an equivalent per-share basis with the holders of Class A common stock.
Each share of Class B common stock is convertible into one share of Class A common stock upon the occurrence of the following events: (i) at the affirmative election of a third party or entity, upon the transfer of Class B common stock from OBT to any third party or entity, or (ii) at the affirmative election of the holder of Class B common stock, if cash dividends have not been paid on Class A and Class B common stock with respect to any year in an amount equal to at least 5% of the Company’s net book value as of the last day of the immediately preceding year. The Company has reserved 10,800,000 shares of Class A common stock in the event of conversion of the Class B common stock.
At December 31, 2023 and 2022, 960,000 shares of redeemable Class A stock were issued and outstanding. At December 31, 2023, these shares were subject to redemption at a price of $120.71 per share, which was net book value. These shares are owned by employees and directors of the Company and its subsidiaries and the employee benefit plans of the Company. The employee holders of Class A common stock have the right to require the Company to purchase their shares upon their deaths, permanent disabilities, or retirements, while the Company has the option to purchase the shares from holders upon the occurrence of certain events, which include death, retirement, or termination of the employee’s employment. It is the Company’s intent that these 960,000 shares will continue to be held by employees, directors, and employee benefit plans of the Company and its subsidiaries and not be directly purchased by the Company or OBT.
On October 28, 2019, OBT delivered notice to the Company asserting that the trustees of OBT had sold 725,000 shares of the Company’s Class B common stock to 19 entities, each of which delivered a notice of an intent to convert such shares of Class B common stock into Class A common stock. As of December 31, 2023, the validity of these purported transactions was the subject of ongoing litigation. These consolidated financial statements do not reflect such transactions.

Note 20. Regulatory Matters
The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as defined in the regulations and set forth in the following table, of total, common equity Tier I, and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Effective January 1, 2015, under a phase-in period, revised regulatory capital guidelines increased the minimum required ratios and established a capital conservation buffer. The capital conservation buffer adds 2.5% to the minimum Tier I Common Equity ratio in order to avoid constraints on capital distributions, such as dividends, and certain bonus compensation for executive officers. The Company is required to phase out the subordinated notes from Tier II capital over a 5 year period, beginning in December 2019. As of December 31, 2023, the Company meets all capital adequacy requirements to which it is subject.
The Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) required the establishment of a capital- based supervisory system of prompt corrective action for all depository institutions. The Federal Reserve Board’s implementation of FDICIA defines “well-capitalized” institutions as those for which Tier I capital ratio equals or exceeds 8%, total risk-based capital ratio equals or exceeds 10%, and leverage ratio equals or exceeds 5%. Bremer Bank’s ratios in each of these categories met or exceeded the “well-capitalized” ratios at December 31, 2023
As an approved mortgage seller and servicer, Bremer Bank, through its mortgage banking division, is required to maintain various levels of shareholder’s equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation, and the Federal National Mortgage Association. At December 31, 2023, Bremer Bank met these requirements.
The following provides the Company’s and Bremer Bank’s actual capital amounts and ratios at December 31:
	Actual		For Capital Adequacy Purpose			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
At December 31, 2023
Total capital (to risk-weighted assets):
Consolidated	$1,743,562	13.87%	$1,005,686	≥	8.00%	N/A
Bremer Bank	1,610,614	12.87	1,001,254	≥	8.00	1,251,567	≥	10.00%
Tier I capital (to risk-weighted assets):
Consolidated	1,635,177	13.01	754,265	≥	6.00	N/A
Bremer Bank	1,504,792	12.02	750,940	≥	6.00	1,001,254	≥	8.00
Common Equity Tier I capital (to risk-weighted assets):
Consolidated	1,575,177	12.53	565,698	≥	4.50	N/A
Bremer Bank	1,504,792	12.02	563,205	≥	4.50	813,519	≥	6.50
Tier I capital (to average assets):
Consolidated	1,635,177	9.82	666,387	≥	4.00	N/A

	Actual		For Capital Adequacy Purpose			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
Bremer Bank	1,504,792	9.06	664,547	≥	4.00	830,683	≥	5.00
At December 31, 2022
Total capital (to risk-weighted assets):
Consolidated	$1,718,975	14.43%	$952,997	≥	8.00%	N/A
Bremer Bank	1,544,907	13.01	949,682	≥	8.00	1,187,103	≥	10.00%
Tier I capital (to risk-weighted assets):
Consolidated	1,574,697	13.22	714,748	≥	6.00	N/A
Bremer Bank	1,423,785	11.99	712,262	≥	6.00	949,682	≥	8.00
Common Equity Tier I capital (to risk-weighted assets):
Consolidated	1,514,697	12.72	536,061	≥	4.50	N/A
Bremer Bank	1,423,785	11.99	534,196	≥	4.50	771,617	≥	6.50
Tier I capital (to average assets):
Consolidated	1,574,697	9.80	642,422	≥	4.00	N/A
Bremer Bank	1,423,785	8.89	640,544	≥	4.00	800,680	≥	5.00
Federal law prevents the Company, its nonbank subsidiaries and OBT from borrowing from Bremer Bank unless the loans are secured by the statutorily required amount of collateral. Further, the secured loans that may be made by Bremer Bank are generally limited to 10% of Bremer Bank’s equity if made to the Company or any individual affiliate and 20% of Bremer Bank’s equity if made to all affiliates and the Company in the aggregate. At December 31, 2023 and 2022, Bremer Bank had not extended credit to the Company.
The payment of dividends by the Company to shareholders and the payment of dividends by Bremer Bank to the Company are both subject to various limitations by bank regulators, which include maintenance of certain minimum capital ratios as well as limitations based on the level of net income and dividends paid in recent periods.
Note 21. Fair Value
The Company uses fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Derivatives, available-for-sale investment securities, and MSRs are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as LHFS, impaired loans, and OREO, and certain other assets and other liabilities. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets.
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

Fair Value Hierarchy	Definition
Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury securities.
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and which are typically valued using third party pricing services; derivative contracts and other assets and liabilities.
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category includes MSRs and interest rate lock commitments.
When the Company changes its valuation inputs for measuring financial assets and financial liabilities at fair value, either due to changes in current market conditions or other factors, it may need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Company recognizes these transfers at the end of the reporting period in which the transfers occur. During the years ended December 31, 2023 and 2022, there were no transfers of financial assets or financial liabilities between the hierarchy levels.
Recurring Fair Value Measurements
The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities at fair value on a recurring basis. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models. During the years ended December 31, 2023 and 2022, there were no significant changes to the valuation techniques used by the Company to measure fair value. The following table provides the balances of assets and liabilities measured at fair value on a recurring basis at December 31:
(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
2023
Available-for-sale securities	$—	$1,623,960	$—	$1,623,960
Mortgage servicing rights	—	—	23,310	23,310
Derivative assets	—	33,155	304	33,459
Total assets	$—	$1,657,115	$23,614	$1,680,729
Derivative liabilities	$—	$140,774	$—	$140,774
2022
Available-for-sale securities	$100	$1,754,723	$—	$1,754,823
Mortgage servicing rights	—	—	25,331	25,331
Derivative assets	—	33,865	177	34,042
Total assets	$100	$1,788,588	$25,508	$1,814,196
Derivative liabilities	$—	$167,916	$—	$167,916
Available-For-Sale Securities
When quoted market prices for identical securities are available in an active market, these prices are used to determine fair value and these securities are classified within Level 1 of the fair value hierarchy. Level 1 investment securities include U.S. Treasury securities.

For other securities, quoted market prices may not be readily available for the specific securities. When possible, the Company determines fair value based on market observable information, including quoted market prices for similar securities, inactive transaction prices, and broker quotes. These securities are classified within Level 2 of the fair value hierarchy. Level 2 valuations are generally provided by a third-party pricing service. The Company reviews the valuation methodologies utilized by the pricing service and, on a quarterly basis, reviews the security level prices provided by the pricing service against management’s expectation of fair value, based on changes in various benchmarks and market knowledge from recent trading activity, as well as comparisons to other independent secondary pricing sources. Level 2 investment securities include agency mortgage-backed securities, certain other asset-backed securities, obligations of state and political subdivisions, agency debt securities, and corporate debt securities.
The Company did not hold any available-for-sale securities that were classified within Level 3 at December 31, 2023 or 2022.
Mortgage Servicing Rights
MSRs are valued using a discounted cash flow methodology and are classified within Level 3. The Company determines fair value of the MSRs by projecting future cash flows using prepayment rates and other assumptions and discounts these cash flows using a market based discount rate. The MSR valuations, as well as the assumptions used, are developed with the assistance of a third party. Risks inherent in MSR valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. There is minimal observable market activity for MSRs on comparable portfolios and, therefore, the determination of fair value requires significant management judgment. Refer to Note 7 for further information on MSR valuation assumptions.
Derivatives
The Company obtains the fair value of interest rate swaps from a third-party pricing service that uses an industry standard discounted cash flow methodology. In addition, credit valuation adjustments are incorporated in the fair values to account for potential non-performance risk. In adjusting the fair value of its interest rate swap contracts for the effect of non-performance risk, the Company has considered any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. In conjunction with the FASB’s fair value measurement guidance, the Company made an accounting policy election to measure the credit risk of these derivative financial instruments, which are subject to master netting agreements, on a net basis by counterparty portfolio.
The Company has determined that the primary inputs used to value its interest rate swaps offered to qualified commercial borrowers fall within Level 2 of the fair value hierarchy, while the credit valuation adjustments associated with these derivatives utilize Level 3 inputs, such as estimates of current credit spreads. The Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its interest rate swaps and has determined that the credit valuation adjustment is not significant to the overall valuation of these derivatives. As a result, the Company classifies its interest rate swap valuations in Level 2 of the fair value hierarchy.
Mortgage interest rate lock commitments and forward sale contracts are valued based on the securities prices of similar collateral, term, rate, and delivery for which the loan is eligible to deliver in place of the particular security. The Company’s mortgage security prices are supplied by a market data vendor, which in turn accumulates prices from a broad list of securities dealers. Prices are processed through a mortgage pipeline management system that accumulates and segregates all interest rate lock commitment and forward sale transactions according to the similarity of various characteristics (maturity, term, rate, and collateral). Prices are matched to those positions that are deemed to be an eligible substitute or offset (i.e., deliverable) for a corresponding security observed in the market and adjusted for an assumed pull-through rate. As a result, the Company classifies its interest mortgage commitments in Level 3 of the fair value hierarchy.
Non-Recurring Fair Value Measurements
The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities at fair value on a non-recurring basis. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models. During the years ended December 31, 2023 and 2022, there were no significant changes to the valuation techniques used by the Company to measure fair value on a nonrecurring basis. The following table provides the balances of assets and liabilities measured at fair value on a non-recurring basis at December 31:
(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
2023
Impaired loans, included in LHFI	$—	$—	$52,828	$52,828
OREO	—	—	3,625	3,625
Total assets	$—	$—	$56,453	$56,453
2022
Impaired loans, included in LHFI	$—	$—	$51,158	$51,158
OREO	—	—	273	273
Total assets	$—	$—	$51,431	$51,431
Impaired Loans
Impaired loans are recorded at the loan’s observable market prices, the estimated fair value of the collateral for collateral-dependent loans, or the present value of the expected future cash flows discounted using market based credit spreads of comparable debt instruments of the specific borrower or comparable borrowers. Appraised values, adjusted for management’s assumptions relating to costs to hold, maintain, and sell the property, are generally used on real estate collateral-dependent impaired loans. Given the significant assumptions used in the valuation, impaired loans are included within Level 3 of the fair value hierarchy.
Other Real Estate Owned
The fair value of OREO is based on third party appraisals, net of estimated selling costs. Given the significant assumptions used in the valuation, OREO is included within Level 3 of the fair value hierarchy.
Loans Held for Sale
LHFS, which consist primarily of current production of certain first-lien residential mortgage loans, are carried at the lower of cost or estimated fair value. Fair value is estimated using observable inputs, primarily actual sale experience as well as secondary market price quotes. The Company did not record any adjustments to LHFS during the years ended December 31, 2023 or 2022, as fair value approximated carrying value at December 31, 2023 and 2022. Given that fair value is based on observable market prices, LHFS would be classified within Level 2 of the fair value hierarchy. The Company had recorded loans held for sale of $10.3 million and $11.9 million at December 31, 2023 and 2022, respectively.
Disclosures About Fair Value of Financial Instruments
The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities at fair value for disclosure purposes only. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models. During the years ended December 31, 2023 and 2022, there were no significant changes to the valuation techniques used by the Company to measure fair value for disclosure purposes.

The following table provides the balances of financial assets and financial liabilities measured at fair value for disclosure purposes only at December 31:
		Fair Value
(Dollars in Thousands)	Carrying Amount	Level 1	Level 2	Level 3	Total
2023
Cash, cash equivalents, and due from banks	$391,470	$391,470	$—	$—	$391,470
Held-to-maturity securities	2,104,572	78,593	1,710,307	—	1,788,900
Loans held for investment	11,351,545	—	—	10,984,984	10,984,984
Total financial assets	$13,847,587	$470,063	$1,710,307	$10,984,984	$13,165,354
Deposits	$12,930,126	$—	$12,941,093	$—	$12,941,093
Short-term borrowings	659,230	—	659,292	—	659,292
Long-term debt	1,023,118	—	1,007,900	—	1,007,900
Total financial liabilities	$14,612,474	$—	$14,608,285	$—	$14,608,285
2022
Cash, cash equivalents, and due from banks	$713,841	$713,841	$—	$—	$713,841
Held-to-maturity securities	2,175,723	58,188	1,769,462	—	1,827,650
Loans held for investment	10,509,062	—	—	9,935,140	9,935,140
Total financial assets	$13,398,626	$772,029	$1,769,462	$9,935,140	$12,476,631
Deposits	$13,183,552	$—	$13,185,252	$—	$13,185,252
Short-term borrowings	860,946	—	861,723	—	861,723
Long-term debt	241,664	—	225,152	—	225,152
Total financial liabilities	$14,286,162	$—	$14,272,127	$—	$14,272,127
Cash, Cash Equivalents, and Due from Banks
The carrying value of cash, cash equivalents, and due from banks approximates fair value due to the relatively short period of time between the origination of the instruments and their expected realization. These amounts are classified within Level 1.
Held-To-Maturity Securities
When quoted market prices for identical securities are available in an active market, these prices are used to determine fair value and these securities are classified within Level 1 of the fair value hierarchy. Level 1 investment securities include U.S. Treasury securities.
For other held-to-maturity securities, quoted market prices may not be readily available for the specific securities. When possible, the Company determines fair value based on market observable information, including quoted market prices for similar securities, inactive transaction prices, and broker quotes. These securities are classified within Level 2 of the fair value hierarchy. Level 2 valuations are generally provided by a third party pricing service. The Company reviews the valuation methodologies utilized by the pricing service and, on a quarterly basis, reviews the security level prices provided by the pricing service against management’s expectation of fair value, based on changes in various benchmarks and market knowledge from recent trading activity, as well as comparisons to other independent secondary pricing sources. Level 2 investment securities include agency mortgage-backed securities. The Company did not hold any held-to-maturity securities that were classified within Level 3 at December 31, 2023 or 2022.

Loans Held for Investment
The LHFI portfolio consists of both variable and fixed-rate obligations, the fair value of which was estimated using discounted cash flow analyses and other valuation techniques. To calculate discounted cash flows, the loans were aggregated into pools of similar types and expected repayment terms. The expected cash flows of loans considered historical prepayment experience and estimated credit losses for non-performing loans and were discounted using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan type. In addition, when computing the estimated fair values for loans, the best estimate of losses inherent in the portfolio is deducted. Given the significant assumptions used in the valuation, LHFI is included within Level 3.
Deposits
The estimated fair value of deposits with no stated maturity, such as noninterest-bearing savings and money market checking accounts, is the amount payable on demand. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities. Deposits are included within Level 2.
Short-Term Borrowings
Short-term borrowings consist of federal funds, repurchase agreements, and FHLB borrowings. For variable-rate borrowings, fair value approximates carrying value. For fixed-rate borrowings, the fair value is determined by discounting future cash flows at current rates for borrowings with similar remaining maturities. Short-term borrowings are included within Level 2.
Long-Term Debt
For fixed-rate debt, the fair value is determined by discounting future cash flows at current rates for debt with similar remaining maturities and call features or by using market prices for similar assets. For variable-rate debt, fair value is determined by using market prices for similar assets. Long-term debt is included within Level 2.
Off-Balance Sheet Financial Instruments
The Company estimates the fair value of loan commitments and letters of credit based on the related amount of unamortized deferred commitment fees adjusted for probable losses from these arrangements. Substantially all of these commitments have floating rates and do not expose the Company to interest rate risk. The fair value of these unfunded commitments is approximately equal to their carrying value, which was $3.1 million and $8.3 million at December 31, 2023 and 2022, respectively.
Note 22. Subsequent Events
The Company evaluated all subsequent event activity through March 26, 2024 (the date the accompanying financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Bremer Financial Corporation
Consolidated Balance Sheet
(dollars in thousands, unaudited)
	September 30
	2024	2023
Assets
Cash, cash equivalents, and due from banks	$301,387	$369,679
Investment securities
Available-for-sale	1,646,023	1,577,355
Held-to-maturity	1,965,122	2,137,779
Loans held for sale	11,375	26,651
Loans held for investment
Loans held for investment	11,524,549	11,395,895
Less allowance for loan losses	(105,797)	(101,117)
Net loans held for investment	11,418,752	11,294,778
Premises and equipment, net	151,345	140,332
Goodwill and other intangibles, net	135,983	138,783
Bank owned life insurance	177,935	173,134
Other assets	400,957	461,691
Total assets	$16,208,879	$16,320,182
Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$3,756,503	$4,094,807
Interest-bearing	9,472,453	8,682,808
Total deposits	13,228,956	12,777,615
Short-term borrowings	127,691	744,757
Long-term debt	1,034,068	1,023,487
Accrued expenses and other liabilities	302,253	399,545
Total liabilities	14,692,968	14,945,404
Redeemable class A common stock, 960,000 shares issued and outstanding	121,273	109,982
Shareholders’ equity
Common stock(1)
Class A, no par, 12,000,000 shares authorized; 965,000 shares issued and outstanding	229	57
Class B, no par, 10,800,000 shares authorized; 10,075,000 shares issued and outstanding	2,390	2,562
Retained earnings	1,574,294	1,545,102
Accumulated other comprehensive gain (loss), net of tax	(182,275)	(282,925)
Total shareholders’ equity	1,394,638	1,264,796
Total liabilities and shareholders’ equity	$16,208,879	$16,320,182

(1)
During 3Q24, a legal settlement was reached resulting in the sale and conversion of 725,000 shares of class B common stock by Otto Bremer Trust. The shares have been converted to class A and are owned by outside hedge funds. The common stock descriptions and balances above reflect the reclassification of 725,000 shares (including paid in capital) from class B to A as a result of the settlement.

Bremer Financial Corporation
Consolidated Statement of Income
(dollars in thousands, unaudited)
	Three Months ended September 30,		Nine Months ended September 30,
	2024	2023	2024	2023
Interest income
Loans, including loans held for sale	$167,493	$154,624	$491,790	$430,088
Investment securities	27,431	24,491	76,804	72,974
Other	4,014	4,868	12,148	16,185
Total interest income	198,938	183,983	580,742	519,247
Interest expense
Deposits	75,552	54,879	215,258	124,678
Short-term borrowings	4,730	11,660	15,340	39,713
Long-term debt	13,258	10,908	38,902	18,753
Other	271	542	1,327	1,094
Total interest expense	93,811	77,989	270,827	184,238
Net interest income	105,127	105,994	309,915	335,009
Provision for credit losses	12,300	2,503	16,682	4,139
Net interest income after provision for credit losses	92,827	103,491	293,233	330,870
Noninterest income
Service charges	8,103	7,198	23,000	21,143
Insurance revenue	3,489	2,878	9,632	8,356
Investment management and trust fees	4,794	4,615	14,498	14,207
Brokerage revenue	4,401	4,648	13,542	13,866
Mortgage banking and loan fees	1,365	3,838	7,361	10,204
Realized gains (losses) on investment securities	(4,374)	196	(5,748)	485
Other	28,178	4,816	35,795	14,070
Total noninterest income	45,956	28,189	98,080	82,331
Noninterest expense
Compensation and employee benefits	51,441	51,178	161,408	155,152
Occupancy and equipment, net	10,802	10,621	33,530	32,644
Data processing fees	4,767	4,305	15,276	13,499
FDIC premiums and examination fees	3,998	3,894	13,061	10,664
Other	17,304	18,518	58,301	59,941
Total noninterest expense	88,312	88,516	281,576	271,900
Income before taxes	50,471	43,164	109,737	141,301
Applicable income taxes	9,649	12,730	18,605	30,490
Net income	$40,822	$30,434	$91,132	$110,811

Annex A
AGREEMENT AND PLAN OF MERGER
by and among
BREMER FINANCIAL CORPORATION,
OLD NATIONAL BANCORP
and
ONB MERGER SUB, INC.

Dated as of November 25, 2024

A-i

A-ii

Exhibits
Exhibit A Bank Merger Agreement	A-1-1

A-iii

INDEX OF DEFINED TERMS
Term	Section
$9.6
Acquisition Proposal	6.11(c)
Adjusted Tangible Shareholders’ Equity	7.2(d)
affiliate	9.6
Agreement	Preamble
Appraisal Demand	1.6(c)
Audited Financial Statements	3.6(a)
Bank Merger	1.13
Bank Merger Agreement	1.13
Bank Merger Certificates	1.13
BHC Act	3.1(a)
business day	9.6
Cash Merger Consideration	1.5(a)
Certificate	1.5(b)
Chosen Courts	9.9(b)
Citigroup	4.7
Class A Company Common Stock	1.5(a)
Class B Company Common Stock	1.5(a)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.6(d)
Company Bank	1.13
Company Benefit Plans	3.11(a)
Company Board Recommendation	6.3
Company Bylaws	1.10
Company Charter	1.9
Company Common Stock	1.5(a)
Company Contract	3.14(a)
Company Disclosure Schedule	Article III
Company Indemnified Parties	6.7(a)
Company IT System	3.13
Company Leased Properties	3.19
Company Meeting	6.3
Company Owned Properties	3.19
Company Qualified Plan	3.11(d)
Company Real Property	3.19
Company Regulatory Agreement	3.15
Company Security Breach	3.13
Company Subsidiary	3.1(b)

A-iv

Term	Section
Company Voting Agreement	Recitals
Confidentiality Agreement	6.2(b)
Continuing Employees	6.6(a)
Controlled Group Liability	3.11(e)
Dissenting Shares	1.6(a)
dollars	9.6
Effective Time	1.3
Enforceability Exceptions	3.3(a)
Environmental Laws	3.17
ERISA	3.11(a)
ERISA Affiliate	3.11(e)
ESOP	3.1(b)
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.5(a)
FDIC	3.1(b)
Federal Reserve Board	3.1(a)
Financial Statements	3.6(a)
First Step Certificates of Merger	1.3
First Step Indiana Articles of Merger	1.3
First Step Minnesota Articles of Merger	1.3
GAAP	3.1(a)
GLBA	3.13
Governmental Entity	3.4
HSR Act	3.4
IBCL	1.1
Indiana Secretary	1.3
Intellectual Property	3.20
Investor Agreement	Recitals
IRS	3.11(b)
J.P. Morgan	3.6(a)
KBW	3.6(a)
Key Employee	5.2(f)
knowledge of Parent	9.6
knowledge of the Company	9.6
Liens	3.2(c)
Loans	3.25(a)
made available	9.6
Material Adverse Effect	3.1(a)
Materially Burdensome Regulatory Condition	6.1(b)
MBCA	1.1
Measuring Date	7.2(d)
Merger	1.1

A-v

Term	Section
Merger Consideration	1.5(a)
Merger Sub	Preamble
Merger Sub Bylaws	4.1(a)
Merger Sub Charter	4.1(a)
Merger Sub Common Stock	1.8
Mergers	1.12(a)
Minnesota Secretary	1.3
Multiemployer Plan	3.11(f)
Multiple Employer Plan	3.11(f)
NASDAQ	2.2(g)
New Certificates	2.1
New Plans	6.6(b)
Notifying Party	6.10
Parent	Preamble
Parent 401(k) Plan	6.6(d)
Parent Approval	4.3(a)
Parent Bank	1.13
Parent Benefit Plans	3.11(a)
Parent Bylaws	4.1(a)
Parent Charter	4.1(a)
Parent Common Stock	1.5(a)
Parent Disclosure Schedule	Article IV
Parent Owned Properties	4.18
Parent Preferred Stock	4.2
Parent Qualified Plans	4.11(c)
Parent Real Property	4.18
Parent Regulatory Agreement	4.13
Parent Reports	4.5(b)
Parent Stock Merger Consideration	1.5(a)
Parent Subsidiary	4.1(b)
Permitted Encumbrances	3.19
person	9.6
Personal Data	3.13
Premium Cap	6.7(b)
Proxy Statement	3.4
Recommendation Change	6.3
Regulatory Agencies	3.5
Representatives	6.11(a)
Requisite Company Vote	3.3(a)
Requisite Regulatory Approvals	6.1(d)
S-4	3.4
Sarbanes-Oxley Act	4.5(b)
SEC	3.4

A-vi

Term	Section
Second Effective Time	1.12(a)
Second Step Articles of Merger	1.12(a)
Second Step Indiana Articles of Merger	1.12(a)
Second Step Merger	1.12(a)
Second Step Minnesota Articles of Merger	1.12(a)
Securities Act	4.5(b)
Specified Date	8.1(c)
SRO	3.5
Subsidiary	3.1(a)
Surviving Corporation	1.1
Surviving Entity	1.12(a)
Takeover Statutes	3.21
Tax	3.10(b)
Tax Return	3.10(c)
Taxes	3.10(b)
Termination Date	8.1(c)
Termination Fee	8.2(b)(i)
the date hereof	9.6
transactions contemplated by this Agreement	9.6
transactions contemplated hereby	9.6
Trust	Recitals
Trustee Voting Agreement	Recitals
Trustees	Recitals
Withholding Agent	2.2(g)

A-vii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of November 25, 2024 (this “Agreement”), by and among Bremer Financial Corporation, a Minnesota corporation (the “Company”), Old National Bancorp, an Indiana corporation (“Parent”) and ONB Merger Sub, Inc., an Indiana corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).
W I T N E S S E T H:
WHEREAS, the Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are in the best interests of the Company and the Company’s shareholders, and declared that this Agreement is advisable, and (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers;
WHEREAS, the Board of Directors of Parent has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are in the best interests of Parent and Parent’s shareholders, and (ii) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers;
WHEREAS, the Board of Directors of Merger Sub has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Merger Sub and Merger Sub’s sole stockholder, and (ii) approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;
WHEREAS, Parent, as Merger Sub’s sole stockholder, has adopted and approved this Agreement and the transactions contemplated hereby by written consent;
WHEREAS, the Board of Directors of the Company, subject to the terms of this Agreement, has resolved to recommend that the Company’s shareholders approve this Agreement and to submit this Agreement to the Company’s shareholders for approval;
WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;
WHEREAS, concurrently with the execution of this Agreement, Parent, Caroline S. Johnson, Francis M. Miley and Daniel C. Reardon, solely in their respective capacities as trustees of the Otto Bremer Trust, a trust created under trust instrument dated May 22, 1944 and governed by the laws of Minnesota (the “Trust”) (in such capacities, the “Trustees”), and not in their respective individual capacities, will execute and deliver to each other counterparts of a voting agreement in the form mutually agreed upon by the parties (the “Trustee Voting Agreement”);
WHEREAS, concurrently with the execution of this Agreement, Parent and each of the directors of the Company, will execute and deliver to each other counterparts of a voting agreement in the form mutually agreed upon by the parties (the “Director Voting Agreement” and together with the Trustee Voting Agreement, the “Company Voting Agreement”);
WHEREAS, concurrently with the execution of this Agreement, Parent and the Trustees will execute and deliver to each other counterparts of an investor agreement in the form mutually agreed upon by the parties (the “Investor Agreement”), which will become effective as of the Closing; and
WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
THE MERGERS
1.1   The Merger.   Subject to the terms and conditions of this Agreement, in accordance with the Minnesota Business Corporation Act (the “MBCA”) and the Indiana Business Corporation Law (the “IBCL”), at the Effective Time, Merger Sub shall merge with and into the Company (the “Merger”). The Company shall be the surviving corporation in the Merger (hereinafter referred to in such capacity as the “Surviving Corporation”), and shall continue its corporate existence under the laws of the State of Minnesota. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.
1.2   Closing.   Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will occur by electronic exchange of documents at 8:00 a.m. Minneapolis time, on the first business day of the month immediately following the month during which the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can be satisfied only at the Closing, but subject to the satisfaction or waiver of all conditions at the Closing), or, if such business day is not at least five (5) business days after the aforementioned satisfaction or waiver, then the first business day of the second month after satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can be satisfied only at the Closing, but subject to the satisfaction or waiver of all conditions at the Closing), unless another date, time or place is agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to as the “Closing Date.”
1.3   Effective Time.   The Merger shall become effective as set forth in the articles of merger with respect to the Merger (the “First Step Minnesota Articles of Merger”) to be filed with the Secretary of State of the State of Minnesota (the “Minnesota Secretary”) and the articles of merger with respect to the Merger (the “First Step Indiana Articles of Merger”, and together with the First Step Minnesota Articles of Merger, the “First Step Certificates of Merger”) to be filed with the Secretary of State of the State of Indiana (the “Indiana Secretary”), in each case on the Closing Date. The term “Effective Time” shall be the date and time at which the articles of merger becomes effective as set forth in the First Step Certificates of Merger.
1.4   Effects of the Merger.   At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the MBCA and the IBCL.
1.5   Conversion of Company Common Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or any holder of securities thereof:
(a)   Subject to Section 2.2(e), each share of Class A common stock, no par value, of the Company (the “Class A Company Common Stock”) and each share of Class B common stock, no par value, of the Company (the “Class B Company Common Stock”, and together with the Class A Company Common Stock, the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, except for Dissenting Shares and shares of Company Common Stock owned by the Company as treasury stock or owned by the Company, Parent or Merger Sub (in each case other than shares (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, as a result of debts previously contracted), shall be converted into the right to receive $26.22 without interest (such consideration, the “Cash Merger Consideration”) and 4.182 shares (the “Exchange Ratio”) of common stock, no par value per share, of Parent (the “Parent Common Stock”) (such consideration, the “Parent Stock Merger Consideration”, and together with the Cash Merger Consideration, the “Merger Consideration”).
(b)   All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, including a certificate (it being understood that any reference herein to a “certificate” representing shares of Parent Common Stock shall be deemed to include, unless the context otherwise requires, reference to book-entry account statements relating to the ownership of shares of Parent Common Stock) representing the number of whole shares of Parent Common Stock which such shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to Section 1.5(a), (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to Section 1.5(a) and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Company Common Stock shall be exchanged for the Merger Consideration and the other amounts specified in the immediately preceding sentence upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give the Company and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit the Company or Parent to take any action with respect to the outstanding shares of Parent Common Stock or Company Common Stock, as applicable, that is expressly prohibited by the terms of this Agreement.
(c)   Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock or owned by the Company, Parent or Merger Sub (in each case other than shares (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, as a result of debts previously contracted) shall be cancelled and cease to exist and no Merger Consideration shall be delivered or exchanged therefor.
1.6   Dissenters’ Rights.
(a)   Notwithstanding any provision of this Agreement to the contrary, other than as provided in this Section 1.6, any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and are held by a holder who (i) has duly and validly demanded appraisal of such shares in connection with the Merger in accordance with Minnesota law and (ii) as of the Effective Time, has not effectively withdrawn or lost such appraisal rights (through failure to perfect or otherwise) (such shares, “Dissenting Shares”) shall not be converted into or represent the right to receive any portion of the consideration to be paid pursuant to Section 1.5 but instead shall be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under Minnesota law. From and after the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a shareholder of the Surviving Entity.
(b)   Notwithstanding the provisions of Section 1.6(a), if any holder of Company Common Stock who has duly and validly demanded appraisal of such shares in connection with the Merger in accordance with Minnesota law effectively withdraws or loses such appraisal rights (through failure to perfect or otherwise), then such shares shall no longer be Dissenting Shares and, as of the later of the Effective Time and the occurrence of such withdrawal or loss, such shares shall automatically be converted into the right to receive, without interest, the consideration to be paid pursuant to Section 1.5 hereto with respect to such shares pursuant to and in accordance with this Agreement.
(c)   The Company shall give Parent reasonably prompt written notice of the receipt of any written notice of any demand for appraisal for any Company Common Stock, withdrawals of such demands or any intent to demand or withdraw the foregoing, and any other instruments served pursuant to Minnesota law and received by the Company that relate to any such demand for appraisal (each, an “Appraisal Demand”), and Parent shall have the right to participate in all negotiations and proceedings with respect to any Appraisal Demand or any threatened Appraisal Demand, including those that take place prior to the Effective Time. The Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any Appraisal Demand prior to the Effective Time without the prior written approval of Parent.
1.7   Parent Common Stock.   At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Parent and shall not be affected by the Merger.
1.8   Merger Sub Common Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or any holder of securities thereof, each share of the common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one share of class A common stock of the Surviving Corporation and shall constitute the only outstanding capital stock of the Surviving Corporation.
1.9   Articles of Incorporation of Surviving Corporation.   At the Effective Time, the Restated Articles of Incorporation of the Company (the “Company Charter”), as in effect at the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.
1.10   Bylaws of Surviving Corporation.   At the Effective Time, the Amended and Restated Bylaws of the Company (the “Company Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.
1.11   Officers and Directors of Surviving Corporation.   The officers and directors of Merger Sub as of immediately prior to the Effective Time shall be the officers and directors, respectively, of the Surviving Corporation, such individuals to serve in such respective capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal from office.
1.12   Second Step Merger.
(a)   The Second Step Merger.   Immediately following the Effective Time and as part of a single, integrated transaction, in accordance with the MBCA and the IBCL, Parent shall cause the Surviving Corporation to be merged with and into Parent (the “Second Step Merger”, and together with the Merger, the “Mergers”). Parent shall be the surviving corporation in the Second Step Merger (hereinafter referred to in such capacity as the “Surviving Entity”), and shall continue its corporate existence under the laws of the State of Indiana. Upon consummation of the Second Step Merger, the separate corporate existence of the Surviving Corporation shall terminate. In furtherance of the foregoing, Parent shall cause to be filed with (i) the Indiana Secretary, in accordance with the IBCL, the articles of merger with respect to the Second Step Merger (the “Second Step Indiana Articles of Merger”) and (ii) the Minnesota Secretary, in accordance with the MBCA, the articles of merger with respect to the Second Step Merger (the “Second Step Minnesota Articles of Merger” and, together with the Second Step Indiana Articles of Merger, the “Second Step Articles of Merger”). The Second Step Merger shall become effective at such time specified in the Second Step Articles of Merger in accordance with the relevant provisions of the IBCL and the MBCA, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Second Effective Time”).
(b)   Surviving Corporation Common Stock.   At the Second Effective Time, by virtue of the Second Step Merger and without any action on the part of Parent, the Surviving Corporation or any holder of securities thereof, each share of common stock of the Surviving Corporation shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(c)   Parent Stock.   At and after the Second Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain an issued and outstanding share of Parent Common Stock and shall not be affected by the Second Step Merger; it being understood that upon the Second Effective Time, Parent Common Stock, including the shares issued to former holders of Company Common Stock, shall be the common stock of the Surviving Entity.
(d)   Certificate of Incorporation of Surviving Entity.   At the Second Effective Time, the articles of incorporation of Parent, as in effect immediately prior to the Second Effective Time, shall be the articles of incorporation of the Surviving Entity until thereafter amended in accordance with applicable law.
(a)   Bylaws of Surviving Entity.   At the Second Effective Time, the bylaws of Parent, as in effect immediately prior to the Second Effective Time, shall be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable law.
(b)   Officers and Directors of Surviving Entity.   At the Second Effective Time, the officers and directors of Parent as of immediately prior to the Second Effective Time shall be the officers and directors, respectively, of the Surviving Entity, such individuals to serve in such respective capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal from office.
1.13   Bank Merger.   Immediately following the Second Step Merger or at such later time as Parent may determine in its sole discretion, Bremer Bank (“Company Bank”), a national banking association and a wholly owned Subsidiary of the Company, will merge (the “Bank Merger”) with and into Old National Bank, a national banking association and a wholly owned Subsidiary of Parent (“Parent Bank”). Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties hereto agree that the Bank Merger shall become effective immediately after the Second Step Merger or at such later time as Parent may determine. The Bank Merger shall be implemented pursuant to an agreement and plan of merger in substantially the form set forth in Exhibit A (the “Bank Merger Agreement”). The Company and Parent shall cause Company Bank and Parent Bank to execute such certificates of merger and articles of merger and such other agreements, documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Second Step Merger or at such later time as Parent may determine.
1.14   Closing Deliverable.   At the Closing, the Company shall deliver to Parent an affidavit and notice addressed to the IRS, executed by the Company under penalties of perjury, stating that the Company is not and has not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, dated as of the Closing Date and in the form and substance as required under Treasury Regulations Section 1.1445-2(c) and 1.897-2(h).
1.15   Tax Consequences.   It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.
ARTICLE II
EXCHANGE OF SHARES
2.1   Parent to Make Merger Consideration Available.   At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, (i) certificates or, at Parent’s option, evidence of shares in book entry form (collectively, referred to herein as “New Certificates”), representing the shares of Parent Common Stock to be issued to holders of Company Common Stock pursuant to Article I, and (ii) an amount in cash by wire transfer of immediately available funds constituting the aggregate Cash Merger Consideration and aggregate cash in lieu of fractional shares to be paid to holders of Company Common Stock pursuant to Article I (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2) in exchange for outstanding shares of Company Common Stock.

2.2   Exchange of Shares.
(a)   As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, and any cash in lieu of fractional shares, which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) the aggregate Cash Merger Consideration to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the shares of Company Common Stock represented by the Certificate or Certificates surrendered pursuant to the provisions of this Article II, and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Cash Merger Consideration, cash in lieu of fractional shares or dividends or distributions payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate (other than Certificates with respect to Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.
(b)   No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive.
(c)   If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d)   After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares (other than Certificates with respect to Dissenting Shares) are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and cash in lieu of fractional shares and dividends or distributions as provided in this Article II.
(e)   Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on the NASDAQ Stock Market LLC (“NASDAQ”) as reported by the Wall Street Journal for the five (5) full trading days ending on the trading day immediately preceding the Closing Date by (ii) the fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for-consideration, but merely represents a mechanical rounding off for the purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of such fractional shares.
(f)   Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be paid to Parent. Any former shareholder of the Company that has not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration, cash in lieu of fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such former shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(g)   Each of Parent and the Exchange Agent (each, a “Withholding Agent”) shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law; provided, that such Withholding Agent shall make commercially reasonable efforts to provide notice to the applicable payee of its intent to deduct or withhold and the basis for such deduction or withholding before any such deduction or withholding is made, and reasonably cooperate with such payee in order to eliminate or to reduce any such deduction or withholding, including providing a reasonable opportunity for such payee to provide forms or other evidence that would mitigate, reduce or eliminate such deduction or withholding. To the extent that amounts are so withheld, such withheld amounts (i) will be paid over by the applicable Withholding Agent to the appropriate governmental authority and (ii) will be treated for all purposes of this Agreement as having been paid to the person in respect of which the deduction and withholding was made.
(h)   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, and any cash in lieu of fractional shares and dividends or distributions deliverable in respect thereof pursuant to this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY
Except as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections, the Company hereby represents and warrants to Parent as follows:
3.1   Corporate Organization.
(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota and is a bank holding company duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Company has the corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Entity, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, assets, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements or interpretations thereof, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including any outbreak, continuation or escalation of acts of war (whether or not declared), cyberattacks, sabotage, an act of terrorism, military actions) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters, man-made disasters or any outbreak of any epidemic, pandemic or other public health event or emergencies (including any law, directive or guideline issued by a Governmental Entity in response thereto), (E) public disclosure of the execution of this Agreement, public disclosure or (except in the case of the representations contained in Sections 3.3(b), 3.4, 3.11(j), 4.3(b) and 4.4) consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees), actions expressly required or prohibited by this Agreement or actions taken with the prior written consent of Parent (in the case of the Company) or the Company (in the case of Parent), (F) a decline in the trading price of a party’s common stock, in and of itself, or the failure, in and of itself, to meet internal or published projections or forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred, except to the extent otherwise excepted by this proviso), or (G) the expenses incurred by the Company or Parent in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) and (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii)the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” shall have the meaning ascribed to it in Section 2(d) of the BHC Act. True and complete copies of the Company Charter and Company Bylaws, as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.
(b)   Each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on the Company and (iii) has all requisite corporate power and authority necessary to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of the Company, threatened. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company as of the date hereof.
3.2   Capitalization.
(a)   The authorized capital stock of the Company consists of 12,000,000 shares of Class A Company Common Stock and 10,800,000 shares of Class B Company Common Stock. As of November 20, 2024, there were (i) 1,925,000 shares of Class A Company Common Stock issued and outstanding, which includes 103,356 shares of Class A Company Common Stock held by the Bremer Financial Corporation Employee Stock Ownership Plan (“ESOP”), 777,279 shares of Class A Company Common Stock held by the Company 401(k) Plan and 240,000 shares of Class A Company Common Stock held by the Trustees, (ii) 10,075,000 shares of Class B Company Common Stock issued and outstanding, which includes 10,075,000 shares of Class B Company Common Stock held by the Trustees, and (iii) no shares of Company Common Stock held in treasury. As of the date of this Agreement, except as set forth in the immediately preceding sentence and other than Class A Company Common Stock reserved for issuance upon conversion of Class B Company Common Stock, there are no outstanding subscriptions, equity or equity-based compensation awards (including stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests) or other shares of capital stock or other equity or voting securities of the Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of the Company may vote. As of the date of this Agreement, except as set forth in the second sentence of this Section 3.2(a) and other than Class A Company Common Stock reserved for issuance upon conversion of Class B Company Common Stock, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any shares of Company Common Stock or any other securities of the Company (whether voting or nonvoting), and there are no equity based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any of its Subsidiaries) outstanding.
(b)   Except as set forth on Section 3.2(b) of the Company Disclosure Schedule, no trust preferred or subordinated debt securities of the Company are issued or outstanding. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company. No Subsidiary of the Company owns any shares of capital stock of the Company.
(c)   The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable federal or state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
3.3   Authority; No Violation.
(a)   The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Mergers and the Bank Merger have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has determined that the Mergers, on the terms and conditions set forth in this Agreement, are in the best interests of the Company and its shareholders and has recommended adoption and approval of this Agreement and the transactions contemplated hereby by the shareholders of the Company and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the voting power of all shares of Company Common Stock entitled to vote thereon (the “Requisite Company Vote”), and the adoption and approval of the Bank Merger Agreement by the Company as its sole shareholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. As of the date hereof, the Trustees hold 240,000 shares of the Class A Company Common Stock and 10,075,000 shares of the Class B Company Common Stock, which represent (i) a majority of the voting power of all shares of Company Common Stock entitled to vote on the approval of this Agreement, and (ii) a sufficient number of shares of Company Common Stock required to approve this Agreement and the Merger under applicable law and the Company Charter and the Company Bylaws. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b)   Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, including the Mergers and the Bank Merger, nor compliance by the Company with any of the terms or provisions hereof, will (i) assuming the Requisite Company Vote is obtained, violate any provision of the Company Charter or the Company Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 and the Requisite Company Vote are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.
3.4   Consents and Approvals.   Except for (a) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board, and approval of such applications, filings and notices, (b) the filing of any required applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency, and approval of such applications, filings, and notices, (c) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (d) the filing by Parent with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (including any amendments or supplements thereto, the “S-4”) and the declaration of effectiveness of the S-4, (e) the filing of the First Step Minnesota Articles of Merger with the Minnesota Secretary pursuant to the MBCA, the First Step Indiana Articles of Merger with the Indiana Secretary pursuant to the IBCL, the Second Step Minnesota Articles of Merger with the Minnesota Secretary pursuant to the MBCA and the Second Step Indiana Articles of Merger with the Indiana Secretary pursuant to the IBCL, and the filing of the Bank Merger Certificates, (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, (g) the filing of any required applications, filings and notices, as applicable, with NASDAQ and the approval of the listing of such Parent Common Stock on NASDAQ, and (h) the filing of any required notices or other filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each, a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company of the Mergers and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, the Company is not aware of any reason why necessary regulatory approvals and consents will not be received on a timely basis.
3.5   Reports.   The Company and each of its Subsidiaries have timely filed or furnished all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish since January 1, 2022 with (i) any state regulatory authority, (ii) the Federal Reserve Board, (iii) the Office of the Comptroller of the Currency, (iv) any foreign regulatory authority, and (v) any self-regulatory organization (an “SRO”) ((i) — (v), collectively, “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. As of their respective dates, such reports, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Subject to Section 9.14 and except as set forth on Section 3.5 of the Company Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2022, (ii)there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2022, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.
3.6   Financial Statements.
(a)   The (A) audited consolidated balance sheet as of December 31, 2021, December 31, 2022 and December 31, 2023 and the related audited consolidated statements of income and cash flows for the fiscal years ended December 31, 2021, December 31, 2022 and December 31, 2023 of the Company and its Subsidiaries (the “Audited Financial Statements”) and (B) unaudited interim consolidated balance sheet as of September 30, 2024 and the related unaudited interim consolidated statements of income and cash flows for the nine months ended on September 30, 2024 of the Company and its Subsidiaries (including, in each case, the notes, if any, thereto) (the financial statements described in clauses (A) and (B) collectively, the “Financial Statements”) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2020, no independent registered public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent registered public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company for the fiscal year or quarters ended December 31, 2022, December 31, 2023, March 31, 2024, June 30, 2024 or September 30, 2024, respectively, (including any notes thereto) and for liabilities incurred in the ordinary course of business since September 30, 2024, or in connection with this Agreement and the transactions contemplated hereby.
(c)   The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company (i) has implemented and maintains disclosure controls and procedures sufficient to (A) provide reasonable assurances regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with GAAP and (B) ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s independent registered public accounting firm and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) to the knowledge of the Company, any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures were made in writing by management to the Company’s independent registered public accounting firm and audit committee.
(d)   Since January 1, 2022, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing or having represented the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to the knowledge of the Company, to any director or officer of the Company.
3.7   Broker’s Fees.   With the exception of the engagement of J.P. Morgan Securities LLC (“J.P. Morgan”) and Keefe, Bruyette & Woods, Inc. (“KBW”), neither the Company nor any Company

Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement. The Company has disclosed to Parent as of the date hereof the aggregate fees provided for in connection with the engagement by Company of J.P. Morgan and KBW, related to the Mergers and the transactions contemplated hereby.
3.8   Absence of Certain Changes or Events.
(a)   Since December 31, 2023, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.
(b)   Except in connection with matters contemplated, required or permitted by this Agreement, since December 31, 2023 through the date hereof, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course (other than discussions and negotiations related to this Agreement or any other potential strategic transactions).
3.9
Legal Proceedings.

(a)   Neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions, suits or governmental or regulatory investigations of any nature (i) that is against the Company or any of its Subsidiaries, (ii) that is against any of their current or former directors or executive officers or (iii) that is of a nature challenging the validity or propriety of the transactions contemplated by this Agreement, in each case that would reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole.
(b)   There is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to the Surviving Entity or any of its affiliates) that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Mergers and the other transactions contemplated by this Agreement on a timely basis.
3.10   Taxes and Tax Returns.
(a)   Each of the Company and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all income and other material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened (in writing) or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or pursuant to agreements which both (1) were not primarily related to Taxes and (2) were entered into in the ordinary course of business consistent with past practice). Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company) or (ii) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has been, within the past three (3) years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) (1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1). The Company is not and has not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(b)   As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.
(c)   As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
3.11   Employee Benefit Plans.
(a)   Section 3.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Benefit Plans including all employment, change-in-control, severance, non-compete, non-solicit or other compensatory or employment-related written agreements with any officer or employees of the Company or its Subsidiaries. For purposes of this Agreement, “Company Benefit Plans” means all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all Code Section 125, Code Section 501(c)(9), stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, retirement, savings, supplemental retirement, retention, bonus, employment, fringe benefit, perquisite, educational assistance, adoption assistance, employee loan, rabbi trust, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored by, or required to be contributed to, the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries have any liability, contingent or otherwise, excluding, in each case, any Multiemployer Plan.
(b)   The Company has heretofore made available to Parent true and complete copies of (i) each material Company Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description required under ERISA with respect to such Company Benefit Plan, (B) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), (C) the most recently received IRS determination letter relating to such Company Benefit Plan, (D) the most recently prepared actuarial report for each Company Benefit Plan, and (E) IRS confirmations of filings of IRS Forms 1094-B or 1094-C for all relevant years.
(c)   Each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code including, without limitation, the Patient Protection and Affordable Care Act of 2010, Public Law No. 111-148, enacted in conjunction with the Health Care and Education Reconciliation Act of 2010, as amended and including the guidance issued thereunder. Within the past six (6) years neither the Company or any of its Subsidiaries have engaged in any transaction that subjected it to either a civil penalty pursuant to Section 502(i) of ERISA or Tax imposed by Section 4975 of the Code.
(d)   The IRS has issued a favorable determination letter with respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plan”)

and the related trust, which letter has not been revoked (nor to the knowledge of the Company has revocation been threatened), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.
(e)   During the immediately preceding six (6) years, no Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of the Company, no condition exists that presents a material risk to the Company or its ERISA Affiliates of incurring any such liability. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m)or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA. The Bremer Retirement Plan is fully funded on a plan termination basis.
(f)   None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the immediately preceding six (6) years, sponsored, maintained, contributed to or been obligated to contribute to (i) any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), (ii) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), (iii) a plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.
(g)   Neither the Company nor any of its Subsidiaries sponsors any employee benefit plan or has any obligation with respect to an arrangement that provides for any post-employment or post-retirement healthcare or life insurance benefits for retired or former employees or their beneficiaries or dependents, except as required by Section 4980B of the Code.
(h)   All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.
(i)   There are no pending or threatened claims (other than claims for benefits in the ordinary course of business), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of the Company, no set of circumstances exists that would reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, or the assets of any of the trusts under any of the Company Benefit Plans.
(j)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in the vesting, exercisability or delivery of, cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (ii) increase in the amount or value of, any payment, right or other benefit to any employee or director of the Company or any of its Subsidiaries, (iii) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust, (iv) result in the forgiveness of indebtedness, (v) require the funding of benefits under any Company Benefit Plan, or (vi) result in any payment or benefit that may, individually or in combination with any other such payment, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.
(k)   Neither the Company nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up, reimbursement or other payment of Taxes imposed under Section 409A or 4999 of the Code.

(l)   The ESOP (i) is an “employee stock ownership plan” as defined in Section 4975(e)(7) of the Code covered by a favorable IRS letter which letter has not been revoked (nor to the knowledge of the Company has revocation been threatened), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of the ESOP, (ii) has not acquired Company Common Stock from a seller who made an election under Section 1042 of the Code and (iii) has a trustee that is not affiliated with the Company.
(m)   Neither the ESOP, nor the Company 401(k) Plan, nor any fiduciary, trustee or administrator thereof, has engaged in a breach of fiduciary responsibility or any non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) which could reasonably be expected to result in any material liability to the Company.
3.12   Employees.
(a)   There are no pending or, to the knowledge of the Company, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company and its Subsidiaries.
(b)   The Company and its Subsidiaries are in compliance in all material respects with, and since December 31, 2021 have complied in all material respects with, all laws relating to the employment of labor, including any provisions relating to (i) wages, hours, bonuses, commissions, termination pay, vacation pay, sick pay, breaks and rest periods, expense reimbursements, fringe benefits, employee benefits, health insurance continuation (COBRA), and the payment and/or accrual of the same and all insurance and all other related costs and expenses; (ii) unlawful, wrongful, or retaliatory or discriminatory employment, hiring or labor practices; (iii) occupational health and safety standards; or (iv) plant closing, mass layoff, immigration, workers’ compensation, disability rights and benefits, leave requirements, unemployment compensation, whistleblower laws, worker classification, working conditions, driver regulations, privacy and other employment Laws, regulations and ordinances.
(c)   (i) To the knowledge of the Company, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2021 against any employee of the Company at the level of E89 and above, (ii) since December 31, 2021, neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any employee of the Company at the level of E89 and above, and (iii) there are no proceedings currently pending or, to the knowledge of the Company, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any employee of the Company at the level of E89 and above.
3.13   Compliance with Applicable Law.   The Company and each of its Subsidiaries hold, and have held at all times since January 1, 2022, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization that is material to the business of the Company and its Subsidiaries (taken as a whole) is pending or threatened. The Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including, without limitation, all laws related to data or information that constitutes personal data or personal information under applicable law (“Personal Data”), the Gramm Leach Bliley Act (together with all rules promulgated thereunder, the “GLBA”), privacy, the USA PATRIOT Act, the Bank

Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Company Bank has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, none of the Company, or its Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (a) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. The Company maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) breach of security leading to the accidental or unlawful destruction, loss, alteration, unavailability, unauthorized disclosure or processing of, or access to, Personal Data transmitted, stored or otherwise processed, (ii) the unauthorized acquisition or processing of Personal Data that materially compromises the security, confidentiality, or integrity of Personal Data, (iii) ransomware, malware, or unauthorized access to Company IT Systems or (iv) any incident defined as a personal data breach, security breach, security incident, data breach or similar term in applicable laws (clauses (i) through (iv), a “Company Security Breach”). “Company IT Systems” means all information management equipment and systems necessary to or used in the business of the Company and its Subsidiaries, including all software, all databases and data systems and all computer hardware and other information and communications technology systems. To the knowledge of the Company, since January 1, 2022, the Company has not experienced any Company Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company. To the knowledge of the Company, there are no data security or other technological vulnerabilities with respect to the Company’s information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company. Since January 1, 2022, no claims or actions have been asserted, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries alleging a violation of such person’s privacy, personal or confidentiality rights under any applicable laws, rules, policies, procedures or contracts, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, none of the Company, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

3.14   Certain Contracts.
(a)   Except as set forth in Section 3.14(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (excluding any Company Benefit Plan) (i) which contains a provision that limits (or purports to limit) in any material respect the ability of the Company, its Subsidiaries or its affiliates (or, following the Closing, the Surviving Entity, its Subsidiaries or its affiliates) to engage or compete in any business (including geographic restrictions and exclusive or preferential arrangements), (ii) with or to a labor union or guild (including any collective bargaining agreement), (iii) other than extensions of credit, other customary banking products offered by the Company and its Subsidiaries or derivatives issued or entered into in the ordinary course of business, which creates future payment obligations to or from the Company or its Subsidiaries in excess of $500,000 per annum and that by its terms does not terminate or is not terminable without penalty, payment or other conditions upon notice of sixty (60) days or less, (iv) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries, taken as a whole, (v) for any joint venture, partnership or similar agreement (however named) involving a sharing of profits, losses, costs or liabilities by it with any other person, (vi) that requires the Company or its Subsidiaries to sell or purchase goods or services on an exclusive basis or make referrals of business to any person on a priority or exclusive basis, (vii) that relates to the acquisition or disposition of any business, capital stock or assets of any person (whether by merger, sale of stock, sale of assets or otherwise) that has any remaining obligations, (viii) that relates to any real property leased, subleased, licensed or occupied by the Company or its Subsidiaries as lessee, sublessee, licensee or occupant and provides for annual payments by the Company or its Subsidiaries in excess of $500,000, (ix) (A) that relates to the incurrence of indebtedness by the Company or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank, borrowings from the Federal Reserve Bank discount window and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business) or (B) that provides for the guarantee, support, assumption or endorsement by the Company or any of its Subsidiaries of, or any similar commitment by the Company or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $1,000,000 or more, or (C) the principal purpose of which is to provide for any material indemnification or similar obligations on the part of the Company or any of its Subsidiaries, (x) that is a settlement, consent or similar agreement and contains any material continuing obligations of the Company or any of its Subsidiaries, (xi) in which the Company or any of its Subsidiaries grants or is granted a license or similar under any material Intellectual Property, where such contract is material to the businesses of the Company and its Subsidiaries, taken as a whole, excluding, in each case, (A) contracts providing rights for generally commercially available off-the-shelf software licensed or provided on non-discriminatory terms and (B) non-exclusive contracts entered into with customers or suppliers in the ordinary course of business, (xii) that contemplates the future sale or issuance of any shares of Company Common Stock or any other securities of the Company, the Company Bank or any Subsidiary or affiliate of the Company or (xiii) which is a third party contract with a registered broker-dealer or registered investment adviser pursuant to which the Company or its Subsidiaries, through their employees, have the regulatory authority and supervisory structure through networking arrangements to offer investment advisory and securities brokerage services. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract,” and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company has made available to Parent true, correct and complete copies of each Company Contract in effect as of the date hereof.
(b)   In each case, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, (ii) the Company and each of its Subsidiaries has complied with and performed all obligations required to be performed by it to date under each Company Contract, (iii) to the knowledge of the Company each third-party counterparty to each Company Contract has complied with and performed all obligations required to be performed by it to date under such Company Contract, (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of the Company or any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, of or under any such Company Contract and (v) to the knowledge of the Company, no third-party counterparty to any Company Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Company Contract.
3.15   Agreements with Regulatory Agencies.   Subject to Section 9.14, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing or, to the knowledge of the Company, otherwise since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.
3.16   Risk Management Instruments.   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company and each of its Subsidiaries have duly performed their obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.17   Environmental Matters.   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance, and have complied since January 1, 2022, with all applicable federal, state or local laws, regulations, orders, decrees, permits, authorizations, common law or agency requirements relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of the Company, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against the Company, which liability or obligation would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

3.18   Investment Securities and Commodities.
(a)   Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the Financial Statements or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.
(b)   The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses, and, to the knowledge of the Company, the Company and its Subsidiaries have been in material compliance with such policies, practices and procedures in all material respects since January 1, 2022. Prior to the date of this Agreement, the Company has made available to Parent the material terms of such policies, practices and procedures.
3.19   Real Property.   Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, the Company or a Company Subsidiary (a) has good and marketable title to all the real property reflected in the Audited Financial Statements as being owned by the Company or a Company Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the Audited Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid and in full force and effect without default thereunder by the lessee or, to the knowledge of the Company, the lessor. The Company has provided a true and correct copy of each lease of the Company Leased Properties, together with all amendments thereto. Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, there are no pending or, to the knowledge of the Company, threatened condemnation proceedings against the Company Real Property.
3.20   Intellectual Property.   The Company and each of its Subsidiaries owns, or is licensed or authorized to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, (a) (i) to the knowledge of the Company, the conduct of the Company and its Subsidiaries of their respective businesses does not infringe, misappropriate or otherwise violate the rights of any person and (ii) since January 1, 2022, no person has asserted in writing to the Company that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of the Company, no person is challenging, infringing on or otherwise violating, any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or its Subsidiaries, (c) since January 1, 2022, neither the Company nor any Company Subsidiary has received any written notice of any pending claim challenging the ownership, validity or enforceability of any Intellectual Property owned by the Company or any Company Subsidiary, and (d) the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned by the Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyrights registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.
3.21   State Takeover Laws.   The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).
3.22   Reorganization.   The Company has not taken any action and is not aware of the existence of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.23   Opinion of Financial Advisor.   Prior to the execution of this Agreement, the Board of Directors of the Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of J.P. Morgan to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, limitations, qualifications and other factors set forth in such opinion, the Merger Consideration to be paid to the holders of the Company Common Stock in the Merger is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded as of the date of this Agreement.
3.24   Company Information.   The information relating to the Company and its Subsidiaries which is provided by the Company or its representatives specifically for inclusion in the Proxy Statement and S-4, and the information relating to the Company and its Subsidiaries that is provided by the Company or its representatives for inclusion in any other document filed with any Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.
3.25   Loan Portfolio.
(a)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, letters of credit, guarantees and interest-bearing assets) (collectively, “Loans”) of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions and (iv) to the knowledge of the Company, none of the Loans of the Company or its Subsidiaries is subject to any material offset or claim of offset and the aggregate loan balances in excess of the Company’s allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off. Neither the Company nor any of its Subsidiaries is a party to any Loan in which the Company or any Subsidiary is a creditor which as of September 30, 2024, had an outstanding balance plus unfunded commitments, if any, of $1 million or more and under the terms of which the obligor was, as of September 30, 2024, over ninety (90) days or more delinquent in payment of principal or interest. Section 3.25(a) of the Company Disclosure Schedule, is a true, correct and complete list of (A) all Loans of the Company and its Subsidiaries that, as of September 30, 2024, had an outstanding balance plus unfunded commitments, if any, of $5 million or more and were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of the Company or any of its Subsidiaries that, as of September 30, 2024, is classified as “Other Real Estate Owned” and the book value thereof.
(b)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each outstanding Loan of the Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(c)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is now nor has it ever been since January 1, 2022, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.
(d)   There are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
(e)   There has been no default on, or forgiveness or waiver of, in whole or in part, any Loan made to an executive officer or director of the Company or its Subsidiaries or an entity controlled by an executive officer or director of the Company or its Subsidiaries during the three (3) years immediately preceding the date hereof.
(f)   The Company’s allowance for loan and lease losses reflected in the Financial Statements (including footnotes thereto) was determined on the basis of the Company’s continuing review and evaluation of the portfolio of the Loans of the Company and its Subsidiaries under the requirements of GAAP and applicable law, was established in a manner consistent with the Company’s internal policies, and, in the reasonable judgment of the Company, was adequate in all material respects under the requirements of GAAP and all applicable law to provide for possible or specific losses, net of recoveries relating to the Loans previously charged-off, on the Loans of the Company and its Subsidiaries.
3.26   Insurance.   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company: (a) the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, (b) the Company and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (c) each such policy is outstanding and in full force and effect, (d) except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (e) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Section 3.26 of the Company Disclosure Schedule sets forth a true and correct list of all claims under any of the policies listed in this Section 3.26 in excess of $100,000 related to the business of the Company during the three (3) years immediately preceding the date hereof.
3.27   Information Security.   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2022, no third party has gained unauthorized access to any information systems or networks controlled by and material to the operation of the business of the Company and its Subsidiaries, and, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks.
3.28   No Other Representations or Warranties.
(a)   Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person, including the Trustees (except as provided in the Company

Voting Agreement and the Investor Agreement), makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person, including the Trustees, makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b)   The Company acknowledges and agrees that neither Parent, Merger Sub nor any other person on behalf of Parent or Merger Sub has made or is making, and the Company has not relied upon, any express or implied representation or warranty other than those contained in Article IV.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except (a) as disclosed in the disclosure schedule delivered by Parent and Merger Sub to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Parent Reports publicly filed with or furnished to the SEC by Parent after January 1, 2022 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent and Merger Sub hereby represents and warrants to the Company as follows:
4.1   Corporate Organization.
(a)   Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana and is a bank holding company duly registered with the Federal Reserve Board under the BHC Act. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana. Each of Parent and Merger Sub has the corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True and complete copies of the Fifth Amended and Restated Articles of Incorporation of Parent (the “Parent Charter”), the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), the Certificate of Incorporation of Merger Sub (the “Merger Sub Charter”), the Bylaws of Merger Sub (the “Merger Sub Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Parent to the Company.
(b)   Each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Parent and (iii) has all requisite corporate power and authority necessary to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Parent to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Parent that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Parent, threatened.
4.2   Capitalization.
(a)   As of the date of this Agreement, the authorized capital stock of Parent consists of 600,000,000 shares of Parent Common Stock and 2,000,000 shares of preferred stock, no par value (“Parent Preferred Stock”). As of November 20, 2024, there were (i) 318,996,685.82 shares of Parent Common Stock issued and outstanding, including approximately 3,313,389 shares granted in respect of outstanding awards of restricted Parent Common Stock, (ii) 230,500 shares of Parent Preferred Stock issued and outstanding, and (iii) approximately 4,873,932.50 shares of Parent Common Stock issued or reserved for issuance and future grants under Parent equity incentive plans. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since November 20, 2024, resulting from the exercise, vesting or settlement of any Parent equity based awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of Parent issued, reserved for issuance or outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock of which, as of the date of this Agreement, 1,000 shares were issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and as of immediately prior to the Effective Time will be, owned by Parent. Merger Sub has not conducted any business other than (1) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (2) in relation to this Agreement, the Mergers and the other transactions contemplated hereby. All of the issued and outstanding shares of Parent Common Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Parent or Merger Sub may vote. Other than as described in clause (iii) of this Section 4.2(a) as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities.
(b)   There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent.
(c)   Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable federal or state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
4.3
Authority; No Violation.

(a)   Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Mergers and the Bank Merger have been duly and validly approved by the Board of Directors of Parent and Merger Sub. The Board of Directors of Parent has determined that the Mergers, on the terms and conditions set forth in this Agreement, are in the best interests of Parent and its shareholders and has adopted a resolution to the foregoing effect. The Board of Directors of Merger Sub has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Merger Sub and its sole stockholder and has recommended adoption and approval of this Agreement and the transactions contemplated hereby by its sole stockholder and has adopted a resolution to the foregoing effect. Parent, as Merger Sub’s sole stockholder, has adopted and approved this Agreement and the transactions contemplated hereby by written consent. Except for the adoption and approval of the Bank Merger Agreement by Parent as Parent Bank’s sole shareholder (the “Parent Approval”), no other corporate proceedings on the part of Parent or Merger Sub (including any vote of the shareholders of Parent) are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof.
(b)   Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent of the transactions contemplated hereby, including the Mergers and the Bank Merger, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the Parent Charter, the Parent Bylaws, the Merger Sub Charter or the Merger Sub Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 and the Parent Approval are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.
4.4   Consents and Approvals.   Except for (a) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board, and approval of such applications, filings and notices, (b) the filing of any required applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency, and approval of such applications, filings, and notices, (c) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (d) the filing by Parent with the SEC of the Proxy Statement and the S-4 in which the Proxy Statement will be included as a prospectus and the declaration of effectiveness of the S-4, (e) the filing of the First Step Minnesota Articles of Merger with the Minnesota Secretary pursuant to the MBCA, the First Step Indiana Articles of Merger with the Indiana Secretary pursuant to the IBCL, the Second Step Minnesota Articles of Merger with the Minnesota Secretary pursuant to the MBCA and the Bank Merger Certificates and Second Step Indiana Articles of Merger with the Indiana Secretary pursuant to the IBCL, (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, (g) the filing of any required applications, filings and notices, as applicable, with NASDAQ and the approval of the listing of such Parent Common Stock on NASDAQ, and (h) the filing of any required notices or other filings under the HSR Act, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Parent and Merger Sub of this Agreement or (ii) the consummation by Parent and Merger Sub of the Mergers and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Parent is not aware of any reason why necessary regulatory approvals and consents will not be received on a timely basis.
4.5   Reports.
(a)   Parent and each of its Subsidiaries have timely filed or furnished all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish since January 1, 2022 with the SEC or any Regulatory Agency, including, without limitation, any report, registration or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, the SEC or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, registration or statement or to pay such fees and assessments would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. As of their respective dates, such reports, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Subject to Section 9.14 and except as set forth on Section 4.5 of the Parent Disclosure Schedule and for normal examinations conducted by the SEC or a Regulatory Agency in the ordinary course of business of Parent and its Subsidiaries, (i)neither the SEC nor any Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2022, (ii) there is no unresolved violation, criticism, or exception by the SEC or any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, the SEC or any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2022, in each case of clauses (i) through (iii), which would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.
(b)   An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2022 by Parent pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act (the “Parent Reports”) has been made publicly available. No such Parent Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2022, as of their respective dates, all Parent Reports filed under the Securities Act and the Exchange Act complied in all material respects as to form with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent Reports.
4.6
Financial Statements.

(a)   The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (or, if amended, as of the date of (and giving effect to) the filing of the last such amendment with respect to the financial statements that were amended or restated

therein) (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC (or, if amended, as of the date of (and giving effect to) the filing of the last such amendment with respect to the financial statements that were amended or restated therein), in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2020, no independent registered public accounting firm of Parent has resigned (or informed Parent that it intends to resign) or been dismissed as independent registered public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Parent, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the quarter year ended September 30, 2024 (including any notes thereto) and for liabilities incurred in the ordinary course of business since September 30, 2024, or in connection with this Agreement and the transactions contemplated hereby.
(c)   The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non- direct control that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s independent registered public accounting firm and the audit committee of Parent’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information, and (B) to the knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s independent registered public accounting firm and audit committee. To the knowledge of Parent, there is no reason to believe that Parent’s independent registered public accounting firm and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d)   Since January 1, 2022, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, employee, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing or having represented Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to the knowledge of Parent, to any director or officer of Parent.
4.7   Broker’s Fees.   With the exception of the engagement of Citigroup Inc. (“Citigroup”), neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement. Parent has disclosed to the Company as of the date hereof the aggregate fees provided for in connection with the engagement by Parent of Citigroup, related to the Mergers and the transactions contemplated hereby.
4.8   Absence of Certain Changes or Events.
(a)   Since December 31, 2023, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.
(b)   Except in connection with matters contemplated, required or permitted by this Agreement, since December 31, 2023 through the date hereof, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business (other than discussions and negotiations related to this Agreement).
4.9   Legal Proceedings.
(a)   Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions, suits or governmental or regulatory investigations of any nature (i) that is against Parent or any of its Subsidiaries (ii) that is against any of their current or former directors or executive officers or (iii) that is of a nature challenging the validity or propriety of the transactions contemplated by this Agreement, in each case that would reasonably be expected to be material, individually or in the aggregate, to Parent and its Subsidiaries, taken as a whole.
(b)   There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to Parent or any of its affiliates) that would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or the Merger Sub to consummate the Mergers and the other transactions contemplated by this Agreement on a timely basis.
4.10   Taxes and Tax Returns.   Each of Parent and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all income and other material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither Parent nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of Parent and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Parent and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Parent nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither Parent nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened (in writing) or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries. Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries or pursuant to agreements which both (1) were not primarily related to Taxes and (2) were entered into in the ordinary course of business consistent with past practice). Neither Parent nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was Parent) or (b) has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Parent nor any of its Subsidiaries has been, within the past three (3) years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Parent nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1). Parent is not and has not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
4.11   Employees and Employee Benefit Plans.
(a)   For purposes of this Agreement, “Parent Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all Code Section 125, Code Section 501(c) (9), stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, retirement, savings, supplemental retirement, retention, bonus, employment, fringe benefit, perquisite, educational assistance, adoption assistance, employee loan, rabbi trust, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored by, or required to be contributed to, Parent or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Parent or any of its Subsidiaries, or with respect to which Parent any of its Subsidiaries have any liability, contingent or otherwise, excluding, in each case, any Multiemployer Plan.
(b)   Each Parent Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, including, without limitation, the Patient Protection and Affordable Care Act of 2010, Public Law No. 111-148, enacted in conjunction with the Health Care and Education Reconciliation Act of 2010, as amended and including the guidance issued thereunder, except as would not, either individually or the aggregate, have a Material Adverse Effect on Parent. Within the past six (6) years neither Parent or any of its Subsidiaries have engaged in any transaction that subjected it to either a civil penalty pursuant to Section 502(i) of ERISA or Tax imposed by Section 4975 of the Code.
(c)   The IRS has issued a favorable determination letter with respect to each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Parent Qualified Plans”) and the related trust, which letter has not been revoked (nor to the knowledge of Parent has revocation been threatened), and, to the knowledge of Parent, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Parent Qualified Plan or the related trust.
(d)   Except as would not, either individually or in the aggregate, have a Material Adverse Effect on Parent, during the immediately preceding six (6) years, no Controlled Group Liability has been incurred by Parent or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of Parent, no condition exists that presents a material risk to Parent or its ERISA Affiliates of incurring any such liability.
(e)   None of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the immediately preceding six (6) years, sponsored, maintained, contributed to or been obligated to contribute to (i) any Multiemployer Plan, (ii) any Multiple Employer Plan, (iii) a plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.
(f)   All contributions required to be made to any Parent Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Parent.
(g)   There are no pending or threatened claims (other than claims for benefits in the ordinary course of business), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of Parent, no set of circumstances exists that would reasonably be expected to give rise to a claim or lawsuit, against the Parent Benefit Plans, or the assets of any of the trusts under any of the Parent Benefit Plans.
(h)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in the vesting, exercisability or delivery of, cause Parent or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Parent Benefit Plan, (ii) increase in the amount or value of, any payment, right or other benefit to any employee or director of Parent or any of its Subsidiaries, (iii) result in any limitation on the right of Parent or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Parent Benefit Plan or related trust; (iv) result in the forgiveness of indebtedness, (v) require the funding of benefits under any Parent Benefit Plan, or (vi) result in any payment or benefit that may, individually or in combination with any other such payment, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.
(i)   Neither Parent nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up, reimbursement or other payment of Taxes imposed under Section 409A or 4999 of the Code.
(j)   There are no pending or, to the knowledge of Parent, threatened material labor grievances or material unfair labor practice claims or charges against Parent or any of its Subsidiaries, or any strikes or other material labor disputes against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries and, to the knowledge of Parent, there are no organizing efforts by any union or other group seeking to represent any employees of Parent and its Subsidiaries.
4.12   Compliance with Applicable Law.   Parent and each of its Subsidiaries hold, and have held at all times since January 1, 2022, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, have a Material Adverse Effect on Parent, and to the knowledge of Parent, no suspension or cancellation of any such necessary license, franchise, permit or authorization that is material to the business of Parent and its Subsidiaries (taken as a whole) is threatened. Parent and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, including, without limitation, all laws related to Personal Data, the GLBA, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of its Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, none of Parent, or its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity,

(b) made any unlawful payment to foreign domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.
4.13   Agreements with Regulatory Agencies.   Subject to Section 9.14, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised in writing or, to the knowledge of Parent, otherwise since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.
4.14   State Takeover Laws.   The Board of Directors of each of Parent and Merger Sub has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any Takeover Statutes.
4.15   Risk Management Instruments.   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Parent, any of its Subsidiaries or for the account of a customer of Parent or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, Parent and each of its Subsidiaries have duly performed their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
4.16   Environmental Matters.   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, Parent and its Subsidiaries are in compliance, and have complied since January 1, 2022, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Parent any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Parent, which liability or obligation would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

4.17   Investment Securities and Commodities.
(a)   Except as would not, either individually or in the aggregate, have a Material Adverse Effect on Parent, each of Parent and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the financial statements included in the Parent Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Parent or its Subsidiaries. Such securities and commodities are valued on the books of Parent in accordance with GAAP in all material respects.
(b)   Parent and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Parent believes are prudent and reasonable in the context of such businesses, and, to the knowledge of Parent, Parent and its Subsidiaries have been in material compliance with such policies, practices and procedures in all material respects since January 1, 2022.
4.18   Real Property.   Except as would not, either individually or in the aggregate, have a Material Adverse Effect on Parent, Parent or a Parent Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Parent Reports as being owned by Parent or a Parent Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Parent Owned Properties”), free and clear of all Liens, except Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such the Parent Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Parent Owned Properties, the “Parent Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid and in full force and effect without default thereunder by the lessee or, to the knowledge of Parent, the lessor. Except as would not, either individually or in the aggregate, have a Material Adverse Effect on Parent, there are no pending or, to the knowledge of Parent, threatened condemnation proceedings against the Parent Real Property.
4.19   Reorganization.   Parent has not taken any action and is not aware of the existence of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.20   Parent Information.   The information relating to Parent and its Subsidiaries to be contained in the Proxy Statement and the S-4, and the information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in any document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
4.21   Information Security.   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, to the knowledge of Parent, since January 1, 2022, no third party has gained unauthorized access to any information systems or networks controlled by and material to the operation of the business of Parent and its Subsidiaries, and, to the knowledge of Parent, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks.
4.22   No Other Representations or Warranties.
(a)   Except for the representations and warranties made by Parent and Merger Sub in this Article IV, the Company Voting Agreement or the Investor Agreement, neither Parent nor Merger Sub nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, Merger Sub or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor Merger Sub nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, Merger Sub, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent and Merger Sub in this Article IV, the Company Voting Agreement or the Investor Agreement, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b)   Parent and Merger Sub acknowledge and agree that neither the Company nor any other person on behalf of the Company has made or is making, and Parent and Merger Sub have not relied upon, any express or implied representation or warranty other than those contained in Article III.
ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1   Conduct of Business Prior to the Effective Time.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as expressly set forth in Section 5.1 or Section 5.2 of the Company Disclosure Schedule), required by law or any Governmental Entity or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each party shall, and shall cause each of its Subsidiaries to, (a) conduct its respective businesses in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to consummate the transactions contemplated hereby on a timely basis.
5.2   Company Forbearances.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law or any Governmental Entity, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):
(a)   other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly owned Subsidiaries to the Company or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, issuance of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank and the Federal Reserve Bank discount window, sales of certificates of deposits, and entry into repurchase agreements);
(b)
(i)   adjust, split, combine or reclassify any capital stock;
(ii)   make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other equity or voting securities (except (A) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, (B) subject to Section 6.9, regular quarterly cash dividends on shares of Company Common Stock of $1.70 per share, (C) cash dividends on shares of Company Common Stock in an amount per share that the Board of Directors of the Company determines in good faith are required to be paid by the Company to ensure that the conditions to the conversion right set forth in Article VI, Section 6(b) of the Company Charter are not satisfied, (D) the acceptance of shares of Class B Company Common Stock upon conversion of such Class B Company Common Stock into Class A Company Common Stock in accordance with the terms of the Company Charter or (E) the purchase or repurchase of Class A Company Common Stock pursuant to the Bremer Financial Corporation Plan of Reorganization dated February 8, 1989);
(iii)   grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or
(iv)   issue, sell, transfer, encumber or otherwise permit to become outstanding any additional shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except issuance of Class A Company Common Stock upon conversion of Class B Company Common Stock in accordance with the terms of the Company Charter or issuances to a Company Benefit Plan;
(c)   sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any person other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness of any such person or any claims against any such person, in each case other than in the ordinary course of business consistent with past practice, including any debt collection or foreclosure transactions, or pursuant to contracts or agreements in force at the date of this Agreement;
(d)   except for transactions in the ordinary course of business consistent with past practice (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted), make any material investment either by purchase of stock, securities or other equity interests, contributions to capital, property transfers, or purchase of any property or assets of any person other than a wholly owned Subsidiary of the Company;
(e)   in each case except in the ordinary course of business, (i) terminate, materially amend, or waive any material provision of, or waive, release, compromise or assign any material rights or material claims under, any Company Contract (or any contract entered into after the date hereof that would be a Company Contract if it were in effect on the date of this Agreement), or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than renewals of contracts and leases in the ordinary course of business and without material adverse changes of terms with respect to the Company, or (ii) or enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;
(f)   except as required by the terms (in effect as of the date hereof) of this Agreement, any Company Benefit Plan or by applicable law, (i) enter into, adopt, amend or terminate any Company Benefit Plan or arrangement that would be a Company Benefit Plan if in effect on the date hereof other than renewals in the ordinary course of business consistent with past practice, (ii) increase the compensation or benefits payable to, any current or former employee, director or consultant, other than increases in base salary or wage rate (and corresponding increases in incentive compensation) in the ordinary course of business consistent with past practice up to the percentage set forth in Section 5.2(f) of the Company Disclosure Schedule, (iii) pay or award, accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (v) fund the obligations under any Company Benefit Plan in a rabbi trust, (vi) terminate the employment or services of any employee at the level of E89 and above (each, a “Key Employee”), other than for cause, or (vii) hire any individual who would be a Key Employee;
(g)   except as set forth in Section 5.2(g) of the Company Disclosure Schedule or for debt workouts in the ordinary course of business consistent with past practice, settle any claim, suit, action or proceeding, except involving solely monetary remedies in an amount individually and in the aggregate that is not material to the Company or Parent or their Subsidiaries, as applicable, and that would not impose any material restriction on, or create any precedent that would be material to, the business of it or its Subsidiaries or, after the consummation of the Mergers, Parent and its Subsidiaries;
(h)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(i)   amend the Company Charter or Company Bylaws or comparable governing documents of its material Subsidiaries;
(j)   merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any such Subsidiaries;
(k)   other than in prior consultation with Parent, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;
(l)   take any action that is intended or expected to result in any of the conditions to the Mergers set forth in Section 7.1 or Section 7.2 not being satisfied;
(m)   implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;
(n)   enter into any material new line of business;
(o)   other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to (i) lending (including any change in the maximum ratio or similar limits as a percentage of its capital applicable with respect to its loan portfolio or any segment thereof), investment, underwriting, loan risk ratings, risk or asset liability management, securitization, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its investment securities portfolio, hedging practices and policies or its policies with respect to the classification or reporting of such portfolios, in each case except as required by law or a Governmental Entity;
(p)   other than following consultation with Parent, make, acquire, renew or extend, or amend or modify in any material respect, any Loan or any commitment for a Loan (including a letter of credit), in each case that (i)involves or results in total credit exposure of the Company Bank of $10 million or greater to any borrower, or (ii) immediately after making such Loan, the Loan has a risk rating by the Company Bank of 5W or greater, which includes any “criticized” or “classified” Loan; provided that any such Loan shall not include any Loan for which a commitment to make or acquire was entered into prior to the date of this Agreement;
(q)   make, or commit to make, any capital expenditures (other than those set forth in the Company’s capital budget which has been made available to Parent) in excess of $250,000 individually or $1 million in the aggregate;
(r)   other than in consultation with Parent, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended income or other material Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;
(s)   other than in consultation with Parent, undertake any response, action, or customer or public communication with regard to (i) any event resulting in unauthorized access to or the disruption or misuse of an information system or information stored on an information system, including but not limited to such information pertaining to the Company’s or its Subsidiaries’ customers, or (ii) any ransomware event; or

(t)   agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.
5.3   Parent Forbearances.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 of the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law or any Governmental Entity, Parent shall not, and shall not permit any of its Subsidiaries (to the extent applicable below) to, without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed):
(a)   amend the Parent Charter or the Parent Bylaws in a manner that would materially and adversely affect the holders of Company Common Stock, or adversely affect the holders of Company Common Stock relative to the other holders of Parent Common Stock;
(b)   (i) adjust, split, combine or reclassify any capital stock of Parent or (ii) make, declare or pay any extraordinary dividend, or make any other extraordinary distribution on, any shares of Parent Common Stock;
(c)   merge or consolidate itself or any of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any such Subsidiaries;
(d)   enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business that would reasonably be expected to prevent, impede or materially delay the consummation of the Mergers;
(e)   take any action that is intended or expected to result in any of the conditions to the Mergers set forth in Section 7.1 or Section 7.3 not being satisfied;
(f)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or
(g)   agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1   Regulatory Matters.
(a)   Parent and the Company shall promptly prepare, and Parent shall file with the SEC, the S-4, in which the Proxy Statement will be included as a prospectus. The parties hereto shall cooperate with each other and use reasonable best efforts to file the S-4 as promptly as reasonably practicable, and within sixty (60) days of the date of this Agreement. Each of Parent and the Company shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Parent and the Company shall thereafter as promptly as practicable mail or deliver the Proxy Statement to their respective shareholders. Parent shall use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. The parties hereto shall cooperate with each other and use their reasonable best efforts to as promptly as reasonably practicable (and (i) in the case of any filings under the HSR Act, within ten (10) business days of the date of this Agreement, and (ii) in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, within sixty (60) days of the date of this Agreement) prepare and file, or cause to be prepared and filed, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and

Regulatory Agencies and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Regulatory Agencies and Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than sixty (60) days after the date of this Agreement, Parent and the Company shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any bank regulatory agency in order to obtain the Requisite Regulatory Approvals. Parent and the Company shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law; and provided that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and applicable law.
(b)   In furtherance and not in limitation of the foregoing, each of Parent and the Company shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Parent or the Company or any of their respective Subsidiaries, and neither Parent nor the Company nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction that would reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, after giving effect to the Mergers (a “Materially Burdensome Regulatory Condition”).
(c)   Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement.
(d)   To the extent permitted by applicable law, Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed. For the avoidance of doubt, Section 9.14 shall not preclude either party from fulfilling its obligation under this Section 6.1(d) to the extent permissible under applicable law. As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders, waivers, non-objections or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) from (i) the Federal Reserve Board, (ii) the Office of the Comptroller of the Currency, and (iii) any other approvals set forth in Sections 3.4 and 4.4, in each case of (i), (ii) and (iii), that are necessary to consummate the transactions contemplated by this Agreement, including the Mergers and the Bank

Merger, or those other authorizations, consents, orders, waivers, non-objections or approvals the failure of which to be obtained would, either individually or in the aggregate, have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, after giving effect to the Mergers.
6.2   Access to Information.
(a)   Upon reasonable notice and subject to applicable laws, each party, for the purposes of verifying the representations and warranties of the other party and preparing for the Mergers, the Bank Merger and the other matters contemplated by this Agreement, shall, and shall cause each of its Subsidiaries to, afford to the Representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, provided that such investigation or requests shall not interfere unnecessarily with normal operations of the other party, and each party shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems, integration and business operations generally, and, during such period, each party shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement, comment letter and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that the other party is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the party’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b)   Parent and the Company shall hold all information furnished by or on behalf of the other party or any of such other party’s Subsidiaries or Representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated September 7, 2024, between Parent and the Company (the “Confidentiality Agreement”).
(c)   No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
6.3   Shareholder Approvals.   The Company shall call, give notice of, establish a record date, convene and hold a meeting of its shareholders (the “Company Meeting”) as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Company Vote required in connection with this Agreement and the Merger and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to approve a merger agreement. Subject to the remainder of this Section 6.3, the Company shall use its reasonable best efforts to obtain from its shareholders the Requisite Company Vote, including by communicating to the shareholders of the Company its recommendation (and including such recommendation in the Proxy Statement) that, the shareholders of the Company approve this Agreement and the Merger (the “Company Board Recommendation”). Subject to the remainder of this Section 6.3, the Company and its Board of Directors shall not (a) withhold, withdraw, modify or qualify in a manner adverse to Parent the Company Board Recommendation, (b) fail to make the Company Board Recommendation in the Proxy Statement, (c) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (d) fail to publicly and without qualification (i) recommend against any Acquisition Proposal or (ii) reaffirm the Company Board Recommendation, within ten (10) business days (or such fewer number of days as remains prior to the Company Meeting) after an Acquisition

Proposal is made public or any request by Parent to do so, or (e) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”). However, subject to Section 8.1 and Section 8.2, if the Board of Directors of the Company, after receiving the advice of its outside counsel, and, with respect to financial matters, its financial advisors, determines in good faith that it would be more likely than not to result in a violation of its fiduciary duties under applicable law to make or continue to make the Company Board Recommendation, the Board of Directors of the Company may (but shall not be required to), prior to the receipt of the Requisite Company Vote, submit this Agreement to its shareholders without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of the Company may communicate the basis for its lack of a recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that the Board of Directors of the Company may not take any of the actions under this sentence unless (A) it gives Parent at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, the Board of Directors of the Company takes into account any amendment or modification to this Agreement proposed by Parent and after receiving the advice of its outside counsel, and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to make the Company Board Recommendation. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. The Company shall adjourn or postpone the Company Meeting, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote, and subject to the terms and conditions of this Agreement, the Company shall continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the Requisite Company Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Company Meeting shall be convened and this Agreement shall be submitted to the shareholders of the Company at the Company Meeting for the purpose of voting on the approval of such proposal and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve the Company of such obligation.
6.4   Legal Conditions to Mergers.   Subject in all respects to Section 6.1 of this Agreement, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Mergers and the Bank Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement.
6.5   Stock Exchange Listing.   Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.
6.6   Employee Matters.
(a)   During the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, Parent shall provide each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries immediately following the Effective Time (collectively, the “Continuing Employees”) with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Effective Time; (ii) short-term, annual and long-term incentive compensation target opportunities that are no less favorable, in the aggregate, than the short-term, annual and long-term incentive compensation target opportunities provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Effective Time; and (iii)other compensation and employee benefits that are no less favorable, in the aggregate, to the other compensation and employee benefits (excluding defined benefit pension plans benefits and ESOP benefits) provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Effective Time. Without limiting the immediately preceding sentence, Parent shall, or shall cause one of its Subsidiaries to, provide to each Continuing Employee whose employment terminates during the one (1)-year period following the Closing Date with the same severance benefits that are provided under and pursuant to the Old National Bancorp Severance Pay Plan (as provided to the Company prior to the date hereof), including, for the avoidance of doubt, the “Additional Severance Benefits” set forth in Section 4.3 of such plan; provided that such severance benefits will be determined (A) without taking into account any reduction after the Closing in compensation paid to such Continuing Employee and (B) taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities) prior to the Closing (based on the Continuing Employee’s original hire date as reflected in the Company’s records), and, on or after the Closing, Parent and its Subsidiaries.
(b)   With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such waiting periods would apply under the analogous Company Benefit Plan; (ii) use commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any eligible expenses incurred by such employee or dependent prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any New Plans that provide health care benefits; and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply to the extent it would result in duplication of benefits for the same period of service.
(c)   Parent shall, or shall cause one of its Subsidiaries to, assume and honor all Company Benefit Plans in accordance with their terms. Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at the Effective Time.
(d)   The Company shall cause any 401(k) plan sponsored or maintained by the Company or any of its Subsidiaries, including, without limitation, the Bremer 401(k) Plan, Plan No. 002, (a “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing pursuant to resolutions and required amendments (if any), the form and substance of which shall be subject to review and comment by Parent, which comments will be considered by the Company in good faith to the extent timely provided. The Continuing Employees shall be eligible to participate, effective as soon as administratively practicable following the Effective Time (but no later than the second payroll period following the Closing), in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (a “Parent 401 (k) Plan”). The Company and Parent shall take any and all actions as may be required to permit the Continuing Employees who are then actively employed to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, Company Common Stock or notes (in the case of loans) or a combination thereof. Prior to the Effective Time, the Company or its Subsidiaries may make an employer contribution (at a level determined in the ordinary course of business consistent with past practice) to any Company 401(k) Plan for the year in which the Effective Time occurs or any prior year.
(e)   The Company shall or shall have the plan administrator of the ESOP cooperate with the trustee of the ESOP to provide the ESOP participants with the opportunity to vote on the Merger pursuant to the pass- through voting requirements of Code Section 409(e) and the provisions of the ESOP applicable to the Merger.
(f)   The Company shall cause the ESOP to be terminated, effective as of immediately prior to the Effective Time and contingent upon the Closing pursuant to resolutions and required amendments (if any), the form and substance of which shall be subject to review and comment of Parent, which comments shall be considered in good faith by the Company to the extent timely provided. The Company and Parent shall take any and all actions as may be required to permit the Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) to the Parent 401(k) Plan of distributions in the form of cash, Parent Common Stock or a combination thereof from the ESOP. The Company shall provide Parent with evidence that the ESOP has been terminated in accordance with this Section 6.6(f).
(g)   Prior to the Effective Time, the Board of Directors of the Company or the appropriate committee thereof shall take all actions reasonably necessary, including adopting any reasonably necessary resolutions, to terminate the Bremer Financial Corporation Executive Stock Purchase Plan effective as of, and subject to, the Effective Time.
(h)   Nothing in this Agreement shall confer upon any employee, director or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of Parent, the Company, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Parent or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, without limitation, any current or former employee, director or consultant of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.7   Indemnification; Directors’ and Officers’ Insurance.
(a)   From and after the Effective Time, Parent shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company Charter, the Company Bylaws, the governing or organizational documents of any Subsidiary of the Company or any contract in existence as of the date hereof and disclosed to Parent, each present and former director and officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; provided that in the case of advancement of expenses, the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification. Parent shall reasonably cooperate with the Company Indemnified Party, and the Company Indemnified Party shall reasonably cooperate with Parent, in the defense of any such claim, action, suit, proceeding or investigation.
(b)   For a period of six (6) years after the Effective Time, Parent shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided that Parent shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent shall cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company may, in consultation with Parent, obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If Parent or the Company purchases such a “tail policy,” Parent shall maintain in effect such “tail policy.”
(c)   The obligations of Parent and the Company under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Company Indemnified Party or affected person.
(d)   The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If Parent or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case to the extent the obligations set forth in this Section 6.7 are not otherwise transferred and assumed by such successors and assigns by operation of law or otherwise, Parent will cause proper provision to be made so that the successors and assigns of Parent will expressly assume the obligations set forth in this Section 6.7.
6.8   Additional Agreements.   In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other) or to vest Parent or the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.
6.9   Dividends.   After the date of this Agreement, the Company shall coordinate with Parent the declaration of any dividends in respect of Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.
6.10   Advice of Changes.   Parent and the Company (in such capacity, the “Notifying Party”) shall each promptly advise the other party of any effect, change, event, condition, occurrence or development (i) that has had or is reasonably likely to have a Material Adverse Effect on the Notifying Party or (ii) which the Notifying Party believes would or would be reasonably likely to cause or constitute a material breach of any of the Notifying Party’s representations, warranties or covenants contained herein that reasonably could be expected to give rise, either individually or in the aggregate, to the failure of a condition set forth in, if Parent is the Notifying Party, Section 7.1 or Section 7.3, or if the Company is the Notifying Party, Section 7.1 or Section 7.2; provided that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice; provided, further, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied.
6.11   Acquisition Proposals.
(a)   The Company agrees that it will not, and will cause its Subsidiaries and its and their officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal, or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, indication of interest, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or non-binding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.11(a)) in connection with or relating to any Acquisition Proposal, except in each case to notify a person that has made or, to the knowledge of the Company, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.11(a). Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Company Vote, the Company receives an unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of this Section 6.11(a), the Company may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, the Company shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. The Company will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal. The Company will promptly (within twenty-four (24) hours) advise Parent following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal (including the terms and conditions of, and the identity of the person making, such inquiry or Acquisition Proposal), will provide Parent with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep Parent apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. The Company shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.
(b)   Nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.
(c)   As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of the Company and its Subsidiaries or 25% or more of any class of equity or voting or nonvoting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the Company,

(ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting or nonvoting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.
6.12   Public Announcements.   Parent and the Company agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release that is mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after the date of this Agreement in compliance with this Section 6.12; provided that, in the case of any such public releases, announcements or statements issued by Parent, Parent shall only be required to provide the Company with the portions of such releases, announcements or statements that reference the Company or the transactions contemplated hereby.
6.13   Change of Method.   Parent and the Company shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of the Company and Parent (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that unless this Agreement is amended by agreement of each party in accordance with Section 9.2, no such change shall (a) alter or change the Exchange Ratio or the amount of Cash Merger Consideration per share of Company Common Stock, (b) adversely affect the Tax treatment of the Company’s shareholders or Parent’s shareholders pursuant to this Agreement, (c) adversely affect the Tax treatment of the Company or Parent pursuant to this Agreement or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.
6.14   Restructuring Efforts.   If the Company shall have failed to obtain the Requisite Company Vote at the duly convened Company Meeting, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement (it being understood that neither party shall have any obligation to alter or change any material terms, including the Exchange Ratio, the amount of Cash Merger Consideration or the amount or kind of the consideration to be issued to holders of the capital stock of the Company as provided for in this Agreement or any term that would adversely affect the tax treatment of the transactions contemplated hereby in a manner adverse to such party or its shareholders) and/or resubmit this Agreement and the transactions contemplated hereby (or as restructured pursuant to this Section 6.14) to the Company’s shareholders for adoption or approval.
6.15   Takeover Statutes.   None of the Company, Parent, Merger Sub or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Mergers, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.16   Exemption from Liability under Section 16 (b). The Board of Directors of Parent, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such steps as may be required to cause any acquisitions of Parent Common Stock by any holders of Company Common Stock who, immediately following the Mergers, will be officers or directors of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act pursuant to the transactions contemplated by this Agreement to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
6.17   Shareholder Litigation.   Each of Parent and the Company shall promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Parent or the Company, as applicable, threatened against Parent, the Company or any of their respective Subsidiaries, directors or officers relating to the transactions contemplated by this Agreement. The Company shall give Parent the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against the Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation and will in good faith take such comments into account. The Company shall not agree to settle any such litigation without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Parent shall not be obligated to consent to any settlement which does not include a full release of Parent, the Company, all Subsidiaries and affiliates of Parent and the Company and their respective directors, officers and employees, or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Entity or any of its affiliates.
6.18   Assumption of Company Debt.   Upon the Effective Time, Parent shall assume the due and punctual performance and observance of the covenants to be performed by the Company under the indentures set forth on Section 6.18 of the Company Disclosure Schedule, and the due and punctual payment of the principal of (and premium, if any) and interest on, the notes governed thereby. In connection therewith, (a) Parent and the Company shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures or other documents and (b) the Company shall use reasonable best efforts to execute and deliver any officer’s certificates, and to provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time.
6.19   Conduct of Merger Sub.   Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement.
6.20   Governance.   Pursuant to the Investor Agreement, Parent shall take all actions necessary so that, as of the Effective Time, (a) the number of directors constituting the Board of Directors of Parent shall be increased by one (1) and (b) one (1) of the Trustees serving as a trustee of the Trust immediately prior to the Effective Time (as determined by the Trustees in their sole discretion) shall be appointed to the Board of Directors of Parent.
6.21   Additional Matters.   The parties hereto agree to the matters set forth on Section 6.21 of the Company Disclosure Schedule.
ARTICLE VII
CONDITIONS PRECEDENT
7.1   Conditions to Each Party’s Obligation to Effect the Mergers.   The respective obligations of the parties to effect the Mergers shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a)   Shareholder Approvals.   This Agreement and the Merger shall have been approved by the shareholders of the Company by the Requisite Company Vote.
(b)   Stock Exchange Listing.   The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been admitted for listing on NASDAQ, subject to official notice of issuance.

(c)   Regulatory Approvals.   All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.
(d)   S-4.   The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e)   No Injunctions or Restraints; Illegality.   No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Mergers, the Bank Merger or the other transactions contemplated hereby.
7.2   Conditions to Obligations of Parent and Merger Sub.   The obligation of Parent and Merger Sub to effect the Mergers is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), 3.2(c) (with respect to Company Bank and Bremer Insurance Agencies, Inc. only) and 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Sections 3.2(a), 3.2(b) and 3.2(c), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b) (with respect to Company Bank and Bremer Insurance Agencies, Inc. only), 3.3(a) and 3.7 (in each case read without giving effect to any qualification as to materiality or Material Adverse Effect on the Company set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect on the Company set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Company or the Surviving Entity following the Closing. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.
(b)   Performance of Obligations and Compliance with Covenants of the Company.   The Company shall have performed in all material respects the obligations required to be performed by it, and complied in all material respects with the covenants to be complied with or by it, under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.
(c)   Federal Tax Opinion.   Parent shall have received a written opinion of Squire Patton Boggs (US) LLP (or, if Squire Patton Boggs (US) LLP is unwilling or unable to issue the opinion, another nationally recognized law firm), in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers shall qualify as a “reorganization” within the meaning of

Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.
(d)   Minimum Adjusted Tangible Shareholders’ Equity Value.   The Adjusted Tangible Shareholders’ Equity of the Company shall be greater than or equal to $1,300,000,000, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect. “Adjusted Tangible Shareholders’ Equity” shall mean, as of the month end at least five (5)business days prior to the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can be satisfied only at the Closing) (the “Measuring Date”), the consolidated shareholders’ equity of the Company as set forth on its balance sheet on the Measuring Date calculated in accordance with GAAP, (i) minus intangible assets defined as goodwill, core deposit premiums and other intangibles (excludes mortgage servicing rights) as of the Measuring Date, and (ii) excluding (A) the change in accumulated other comprehensive income / (loss), net of Tax, since September 30, 2024, and (B) the change in the value of mortgage servicing rights, net of Tax, since September 30, 2024, and (iii) adding the sum, net of associated Tax, as of the Measuring Date of (v) all fees and expenses of all brokers, attorneys, accountants, investment bankers and other advisors and agents for the Company for services rendered in connection with the transactions contemplated by this Agreement paid or to be paid by the Company prior to the Effective Time; (w) attorneys’ fees arising from any actions, claims, suits or hearings brought by the Company’s shareholders with respect to this Agreement or the transactions contemplated hereby; (x) any costs associated with the termination of employee benefit plans or programs (inclusive of any severance compensation paid or to be paid as provided herein) or any retention or transaction bonuses paid as expressly permitted by this Agreement or as otherwise mutually agreed by the parties following the date hereof, (y) any regulatory filing fees or costs, fees and penalties incurred in connection with obtaining any third party consents in connection with the transactions contemplated by this Agreement, and (z) any other commercially reasonable costs incurred in connection with transactions contemplated by this Agreement.
7.3   Conditions to Obligations of the Company.   The obligation of the Company to effect the Mergers is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of Parent and Merger Sub set forth in Sections 4.2(a), 4.2(b), 4.2(c) (with respect to Parent Bank only) and 4.8(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Sections 4.2(a), 4.2(b) and 4.2(c), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Parent and Merger Sub set forth in Sections 4.1(a), 4.1(b) (with respect to Parent Bank only), 4.3(a) and 4.7 (in each case read without giving effect to any qualification as to materiality or Material Adverse Effect on Parent set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent and Merger Sub set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect on Parent set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect on Parent set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b)   Performance of Obligations and Compliance with Covenants of Parent and Merger Sub.    Parent and Merger Sub shall have performed in all material respects the obligations required to be performed by it, and complied in all material respects with the covenants required to be complied with or by it, under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.
(c)   Federal Tax Opinion.   The Company shall have received a written opinion of Wachtell, Lipton, Rosen & Katz (or, if Wachtell, Lipton, Rosen & Katz is unwilling or unable to issue the opinion, another nationally recognized law firm), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.
ARTICLE VIII
TERMINATION AND AMENDMENT
8.1   Termination.   This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Company Vote:
(a)   by mutual consent of Parent and the Company in a written instrument;
(b)   by either Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Mergers or the Bank Merger and such denial has become final and non- appealable or any Governmental Entity of competent jurisdiction shall have issued a final non-appealable law, order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Mergers or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;
(c)   by either Parent or the Company if the Mergers shall not have been consummated on or before November 25, 2025 (as it may be extended by this Section 8.1(c), the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; provided that, if on such date, any of the conditions to the Closing set forth in (A) Section 7.1(c) or (B) Section 7.1(e) (in the case of clause (B), to the extent related to a Requisite Regulatory Approval) shall not have been satisfied or waived on or prior to such date, but all other conditions set forth in Article VII shall have been satisfied or waived (or in the case of conditions that by their nature can only be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date), then the Termination Date shall be automatically extended to February 25, 2026, and such date shall become the Termination Date for purposes of this Agreement; provided, further, that if all the conditions set forth in Article VII are satisfied (or in the case of conditions that by their nature can only be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Termination Date but the Closing would thereafter occur in accordance with Section 1.2 on a date (the “Specified Date”) that occurs after such Termination Date, then the Termination Date shall automatically be extended to such Specified Date and the Specified Date shall become the Termination Date for purposes of this Agreement;
(d)   by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants, obligations, agreements or other provisions or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent or Merger Sub, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within forty-five (45) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date); or
(e)   by Parent prior to such time as the Requisite Company Vote is obtained, if (i) the Company or the Board of Directors of the Company shall have made a Recommendation Change or (ii) the Company or the Board of Directors of the Company shall have breached its obligations under Section 6.3 or 6.11 in any material respect.
8.2   Effect of Termination.
(a)   In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that: (i) Section 6.2(b), Section 6.12, this Section 8.2 and Article IX (but, in the case of Section 9.12, only in respect of covenants that survive termination) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Parent, Merger Sub and the Company shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement occurring prior to termination.
(b)   (i)   In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of the Company or shall have been made directly to the shareholders of the Company or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Company Meeting) an Acquisition Proposal, in each case with respect to the Company and (A) (x) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without the Requisite Company Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(d) as a result of a willful breach, and (B) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same-day funds, a fee equal to $55,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”
(ii)   In the event that this Agreement is terminated by Parent pursuant to Section 8.1(e), then the Company shall pay Parent, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.
(c)   Notwithstanding anything to the contrary herein, but without limiting the right of Parent to recover liabilities or damages arising out of the Company’s actual and intentional fraud or willful and material breach of any provision of this Agreement, the maximum aggregate amount of fees, liabilities or damages payable by the Company under this Agreement shall be equal to the Termination Fee (together with any amounts specified in Section 8.2(d)), as applicable, and in no event shall the Company be required to pay the Termination Fee on more than one occasion.
(d)   Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the Termination Fee or any portion thereof, the Company shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if the Company fails to pay the amounts payable pursuant to this Section 8.2, then the Company shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.
ARTICLE IX
GENERAL PROVISIONS
9.1   Nonsurvival of Representations, Warranties and Agreements.   None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7, and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.
9.2   Amendment.   Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after the receipt of the Requisite Company Vote; provided that after the receipt of the Requisite Company Vote, there may not be, without further approval of the shareholders of the Company, any amendment of this Agreement that requires further approval of such shareholders under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.
9.3   Extension; Waiver.   At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b)waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided that, after the receipt of the Requisite Company Vote, without further approval of the shareholders of the Company, there may not be any extension or waiver of this Agreement or any portion thereof that requires further approval of such shareholders under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
9.4   Expenses.   All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that the costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entities in connection with the Mergers, the Bank Merger and the other transactions contemplated hereby shall be borne equally by Parent and the Company.
9.5   Notices.   All notices, requests, instructions or other communications or documents to be given or made hereunder by one party to the other parties shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document if sent at or prior to 5:00 p.m. local time of the recipient, and on the next business day if sent after 5:00 p.m. local time of the recipient (in each case except in the event of any “bounceback” or similar non-transmittal message); or (d) on the day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.5):

(a)   if to the Company, to:
Bremer Financial Corporation 380
St. Peter Street.
Suite 500.
Saint Paul, Minnesota 55102
Attention:
Jeanne Crain
Mitch Bleske

Email:
jhcrain@bremer.com
mjbleske@bremer.com

With a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz 51 West 52nd Street
New York, NY 10533
Attention:
Matthew M. Guest
Eric M. Feinstein

Email:
MGuest@wlrk.com
EMFeinstein@wlrk.com

and
(b)   if to Parent or Merger Sub, to:
Old National Bancorp
One Main Street
Evansville, Indiana 47708
Attention:
Nicholas J. Chulos, Executive Vice President, Chief Legal Officer and Corporate Secretary

Email:
Nick.Chulos@oldnational.com

With a copy (which shall not constitute notice) to:
Squire Patton Boggs (US) LLP
201 E. Fourth Street, Suite 1900
Cincinnati, OH 45202
Attention:
James J. Barresi

Email:
james.barresi@squirepb.com

9.6   Interpretation.   The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Company means the actual knowledge after reasonable inquiry of their direct reports any of the officers of the Company listed on Section 9.6 of the Company Disclosure Schedule, and the “knowledge” of Parent means the actual knowledge after reasonable inquiry of their direct reports of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Minneapolis, Minnesota or Evansville, Indiana are authorized by law or executive order to be closed, (ii) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person; provided, that the Trustees, together, shall be considered as one person for purposes of this definition, (iv) “made available” means any document or other information that was provided by one party or its representatives to the other party and its representatives prior to the date hereof, included in the virtual data room of a party prior to the date hereof or filed by a party with the SEC and publicly available on EDGAR prior to the date hereof, (v) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Mergers and the Bank Merger, (vi) the word “or” is not exclusive and (vii) the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if”. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. References to any statute or regulation refer to such statute or regulation, as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any statute or regulation include any successor to such section.
9.7   Counterparts.   This Agreement may be executed in two or more counterparts (including by electronic means, including a “.pdf” format data file) all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.8   Entire Agreement.   This Agreement (including the documents and the instruments referred to herein), together with the Confidentiality Agreement, constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.9   Governing Law; Jurisdiction.
(a)   This Agreement shall be governed and construed in accordance with the laws of the State of Indiana without regard to any applicable conflicts of law, except (i) the First Step Minnesota Articles of Merger and the Second Step Minnesota Articles of Merger shall be governed by the laws of the State of Minnesota and (ii) matters relating to the fiduciary duties of the Board of Directors of the Company and the Trustees shall be subject to the laws of the State of Minnesota.
(b)   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the U.S. Federal District Court for the Southern District of Indiana or, if that court does not have subject matter jurisdiction, in any state court located in Indianapolis, Indiana (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.
9.10   Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH

PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
9.11   Assignment; Third-Party Beneficiaries.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. This Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto (and, with respect to the Investor Agreement, the Trustees) any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except (i) as otherwise specifically provided in Section 6.7, which is intended to benefit each Company Indemnified Party and his or her heirs and representatives, and, (ii) if the Effective Time occurs, the right of the Company’s shareholders to receive the Merger Consideration as provided in Section 1.5.
9.12   Specific Performance.   The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Mergers), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
9.13   Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.14   Confidential Supervisory Information.   Notwithstanding any other provision of this Agreement, no provision of this Agreement shall require or be interpreted to require, and no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve, the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b), 12 C.F.R. § 4.32(b) and 12 C.F.R. § 309.5(g)(8) or any similar state law) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
9.15   Delivery by Electronic Transmission.   This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of email delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the email delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

9.16   Trustees’ Capacity; No Recourse.   Parent agrees and acknowledges that none of Parent or its affiliates has any claim or right of recovery under this Agreement, the Company Voting Agreement or the Investor Agreement against, and no personal liability shall attach to, any of the Trustees in their individual capacities, through the Trust or otherwise, whether at law or equity, in contract, in tort or otherwise. Recourse on any obligation or liability undertaken by the Trustees in their capacities as Trustees of the Trust under or in connection with or by reason of this Agreement, the Company Voting Agreement or the Investor Agreement shall be had solely against the assets comprising or payable to the Trust.
[Signature Page Follows]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
BREMER FINANCIAL CORPORATION
By:
/s/ Jeanne Crain

Jeanne Crain
President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

OLD NATIONAL BANCORP
By:
/s/ James C. Ryan, III

James C. Ryan, III
Chief Executive Officer
ONB MERGER SUB, INC.
By:
/s/ John V. Moran, IV

John V. Moran, IV
President
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
BANK MERGER AGREEMENT

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Exhibit A
Form of Bank Merger Agreement
AGREEMENT AND PLAN OF MERGER OF
BREMER BANK
WITH AND INTO
OLD NATIONAL BANK
This Agreement and Plan of Merger (this “Agreement”), dated as of [ •], is made by and between Old National Bank, a national bank (the “Surviving Bank”), and Bremer Bank, National Association, a national bank (the “Merging Bank”).
W I T N E S S E T H:
WHEREAS, Surviving Bank, a national banking association duly organized and existing under the laws of the United States, with its main office located in Evansville, Indiana, all the issued and outstanding capital stock of which is owned directly by Old National Bancorp, an Indiana corporation (“Old National”), has authorized capital stock consisting of 6,506,990 shares of common stock, par value of $10.00 per share, all of which shares of common stock are issued and outstanding as of the date hereof;
WHEREAS, Merging Bank, a national banking association duly organized and existing under the laws of the United States, with its main office located in Saint Paul, Minnesota, all the issued and outstanding capital stock of which is owned directly by Bremer Financial Corporation, a Minnesota corporation (“Bremer”), has authorized capital stock consisting of 1,000,000 shares of common stock, par value $20.00 per share, all of which shares of common stock are issued and outstanding as of the date hereof;
WHEREAS, Old National and Bremer have entered into an Agreement and Plan of Merger, dated as of November 25, 2024 (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, (i) ONB Merger Sub, Inc., an Indiana corporation and wholly owned subsidiary of Old National, will merge with and into Bremer (the “First Step Merger”), with Bremer surviving the First Step Merger as a wholly owned subsidiary of Old National (the “Surviving Corporation”), (ii) immediately following the First Step Merger, the Surviving Corporation will merge with and into Old National (the “Second Step Merger” and, together with the First Step Merger, the “Merger”), with Old National surviving the Second Step Merger, and (iii) immediately following the Second Step Merger or at such later time as Old National may determine, the Merging Bank will merge with and into the Surviving Bank, with the Surviving Bank as the surviving entity, with Old National continuing as the direct parent of Surviving Bank and becoming the direct parent of Merging Bank;
WHEREAS, contingent upon the Merger, on the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of Merging Bank with and into Surviving Bank, with Surviving Bank surviving the merger (the “Bank Merger”); and
WHEREAS, the Board of Directors of Surviving Bank and the Board of Directors of Merging Bank deem the Bank Merger desirable and in the best interests of their respective banks and have authorized and approved the execution and delivery of this Agreement and the transactions contemplated hereby.
NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:
ARTICLE I
BANK MERGER
Section 1.01   The Bank Merger.   Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), Merging Bank shall be merged with and into Surviving Bank in accordance with the provisions of 12 U.S.C. § 215a and 12 U.S.C. § 1828(c). At the Effective Time, the separate existence of Merging Bank shall cease, and Surviving Bank, as the surviving entity, shall continue its existence under the laws of the United States as a national banking association. All rights, franchises, and interests of Merging Bank in and to every type of property (real, personal, and mixed) and choses in action

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shall be transferred to and vested in the Surviving Bank by virtue of the Bank Merger without any deed or other transfer. The Surviving Bank, upon the Bank Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by Merging Bank at the time of the Bank Merger, subject to applicable provisions of 12 U.S.C. § 215a. The Surviving Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of any trust department, of each of the merging banks existing as of the Effective Time of the Bank Merger. Immediately following the Effective Time, the Surviving Bank shall continue to operate the main or principal office and each of the branches of Merging Bank existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch and shall continue to operate each of the branches of the Surviving Bank existing at the Effective Time.
Section 1.02   Closing.   The closing of the Bank Merger will take place immediately following the Merger or at such other time and date as Old National may determine in its sole discretion, but in no case prior to the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof, at such place as is agreed by the parties hereto.
Section 1.03   Effective Time.   Subject to applicable law, the Bank Merger shall become effective upon the issuance of a certification of merger by the Office of the Comptroller of the Currency (“OCC”) (such date and time being herein referred to as the “Effective Time”); provided that the Effective Time shall in no event be earlier than or at the same time as the effective time of the Merger.
Section 1.04   Articles of Association and Bylaws.   The national bank charter, articles of association and bylaws of Surviving Bank in effect immediately prior to the Effective Time shall be the national bank charter, articles of association and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.
Section 1.05   Board of Directors.   At the Effective Time, the board of directors of the Surviving Bank shall consist of the existing directors of the Surviving Bank immediately prior to the Effective Time.
Section 1.06   Officers.   At the Effective Time, the officers of Surviving Bank shall continue to serve in their respective capacity as officers of the Surviving Bank, except as may be appointed or designated by the board of directors of the Surviving Bank.
Section 1.07   Name and Main Office.   The name of the Surviving Bank shall be “Old National Bank”, and the main office of the Surviving Bank shall be at One Main Street, Evansville, Indiana 47708.
Section 1.08   Tax Treatment.   It is the intention of the parties that the Bank Merger be treated for U.S. federal income tax purposes as a “tax free reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended.
ARTICLE II
CONSIDERATION
Section 2.01   Effect on Merging Bank Capital Stock.   At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder of any capital stock of Merging Bank, all shares of Merging Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.
Section 2.02   Effect on Surviving Bank Capital Stock.   Each share of Surviving Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger and shall immediately after the Effective Time constitute all of the issued and outstanding capital stock of the Surviving Bank.

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ARTICLE III
COVENANTS
Section 3.01   During the period from the date of this Agreement and continuing until the Effective Time, subject to the provisions of the Merger Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.
ARTICLE IV
CONDITIONS PRECEDENT
Section 4.01   The Bank Merger and the respective obligations of each party hereto to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:
a.   The approval of the OCC under 12 U.S.C. § 215a and 12 U.S.C. § 1828(c) with respect to the Bank Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired or been terminated; and all other material consents, approvals, permissions, and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired or been terminated.
b.   The Merger shall have been consummated in accordance with the terms of the Merger Agreement.
c.   No order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect and no law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the Bank Merger.
d.   This Agreement shall have been ratified, confirmed and approved by the sole shareholder of each of Surviving Bank and Merging Bank.
ARTICLE V
TERMINATION AND AMENDMENT
Section 5.01   Termination. This Agreement may be terminated at any time prior to the Effective Time by an instrument executed by each of the parties hereto. This Agreement will terminate automatically without any action by the parties hereto upon the termination of the Merger Agreement.
Section 5.02   Amendment. This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.
ARTICLE VI
GENERAL PROVISIONS
Section 6.01   Representations and Warranties.   Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.
Section 6.02   Nonsurvival of Agreements.   None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.
Section 6.03   Interpretation.   The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The

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headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement.
Section 6.04   Counterparts.   This Agreement may be executed in two (2) or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.
Section 6.05   Entire Agreement.   This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, other than the Merger Agreement.
Section 6.06   Governing Law.   This Agreement shall be governed and construed in accordance with the laws of the State of Indiana applicable to agreements made and to be performed wholly within such state, except to the extent that the federal laws of the United States shall be applicable hereto.
Section 6.07   Assignment.   Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the parties hereto (whether by operation of law or otherwise) and any attempted assignment in contravention of this Section 6.07 shall be null and void.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.
SURVIVING BANK:
OLD NATIONAL BANK
By:

Name:

Title:

MERGING BANK:
BREMER BANK, NATIONAL ASSOCIATION
By:

Name:

Title:

[Signature Page to Bank Merger Agreement]

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Annex B
TRUSTEE VOTING AGREEMENT
November 25, 2024
Old National Bancorp
One Main Street
Evansville, Indiana 47708
Ladies and Gentlemen:
Caroline S. Johnson, Francis M. Miley, and Daniel C. Reardon, solely in their respective capacities as trustees of the Otto Bremer Trust, a trust created under trust instrument dated May 22, 1944 (the “Trust Instrument”) and governed by the laws of Minnesota (the “Trust”) (in such capacities, the “Trustees”), and not in their respective individual capacities, hereby acknowledge that Bremer Financial Corporation, a Minnesota corporation (the “Company”), Old National Bancorp, an Indiana corporation (“Parent”), and ONB Merger Sub, Inc., an Indiana corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of the same date hereof (as amended or modified from time to time, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Company, with the Company as the surviving corporation (the “Surviving Corporation”) in such merger (the “Merger”) and, immediately following the Merger, the Surviving Corporation will merge with and into Parent, with Parent as the surviving corporation of such Merger (the “Second Step Merger”, and together with the Merger, the “Mergers”). A copy of the Merger Agreement has been provided to the Trustees. Capitalized terms used but not defined herein are to be deemed to have the same meanings assigned to them in the Merger Agreement.
The Trustees further acknowledge that, as of the date hereof, they have determined that the consummation of the Mergers would be in the best interests of the Trust’s beneficiaries and purposes. As an inducement to and condition of Parent’s willingness to enter into the Merger Agreement, the Trustees hereby agree, represent and warrant as follows:
1.   Owned Shares.   As of the date hereof, the Trustees own (of record or beneficially) and have the full power and authority to vote 240,000 shares of Class A Company Common Stock and 10,075,000 shares of Class B Company Common Stock (collectively, the “Owned Shares”). For all purposes of this agreement, the Owned Shares will include any shares of Company Common Stock as to which the Trustees acquire beneficial or record ownership after the date hereof. The Owned Shares are owned by the Trustees free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Trustees’ obligations or compliance with the restrictions under this agreement. The Trustees do not beneficially own any shares of Class A Company Common Stock or Class B Company Common Stock other than the Owned Shares.
2.   Agreement to Vote Owned Shares.   The Trustees agree that, at the Company Meeting or any other meeting or action of the shareholders of the Company, including a written consent solicitation, the Trustees will (a) appear at such meeting or otherwise cause the Owned Shares to be counted as present thereat for the purpose of establishing a quorum, (b) vote all of the Owned Shares (or otherwise provide a proxy, consent or voting instruction or direction) in favor of (i) approval of the Merger Agreement, the Mergers and any other matters required to be approved or adopted in order to effect the Mergers and the transactions contemplated by the Merger Agreement and (ii) the adjournment or postponement of the Company Meeting, (c) not initiate any proxy solicitation or undertake any other efforts against the Merger Agreement, the Mergers or the transactions contemplated by the Merger Agreement, and (d) not vote the Owned Shares (or otherwise provide a proxy or consent) in favor of, or otherwise support, approval of any Acquisition Proposal with respect to the Company or any action that is intended to, or could reasonably be expected to, impede, interfere with, or delay or otherwise adversely affect the Mergers or the transactions contemplated by the Merger Agreement. Notwithstanding anything to the contrary in this agreement, the parties acknowledge that (x) this agreement is entered into by the Trustees solely in their respective capacities as Trustees and as holders of the Owned Shares and that nothing in this agreement shall prevent any of the Trustees from discharging his or her fiduciary duties as a member of the Board of Directors of the Company, and (y) the taking of any actions (or failures to act) by any of the undersigned in such person’s capacity as a member of the Board of Directors of the Company shall not be deemed to constitute a breach of this agreement.
3.   Transfer of Owned Shares and Company Common Stock.   From the date hereof until the Effective Time, the Trustees agree that they will not, without the prior written consent of Parent, directly or indirectly, sell, offer for sale, transfer, pledge, assign, encumber or otherwise dispose of, or enter into any contract, agreement, option, commitment, derivative or other arrangement or understanding with respect to any sale, offer for sale, transfer, pledge, assignment, encumbrance or other disposition (each, a “Transfer”) of any of the Owned Shares or the voting rights thereunder.
4.   Further Assurances.   The Trustees will take all reasonable actions and make all reasonable efforts, and will execute and deliver all such further agreements, documents, certificates, instruments, proxies and voting instructions as reasonably necessary, in order to fulfill their agreements and obligations contemplated hereby, including, without limitation, the agreement of the Trustees to vote the Owned Shares in accordance with Section 2 hereof.
5.   No Solicitation.   The Trustees agree that they shall not, and they shall direct and use their respective reasonable best efforts to cause their agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Trustees on behalf of the Trust) not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal with respect to the Company, (b) engage or participate in any negotiations with any person concerning any Acquisition Proposal with respect to the Company, (c) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to an Acquisition Proposal with respect to the Company, (d) enter into any term sheet, letter of intent, indication of interest, commitment, memorandum of understanding, agreement in principle, stock acquisition or disposition agreement, or other agreement (whether written or oral, binding or non-binding) in connection with or relating to any Acquisition Proposal with respect to the Company, or (e) solicit proxies or initiate a shareholder vote with respect to an Acquisition Proposal with respect to the Company or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal with respect to the Company, except in each case to notify a person that has made or, to the knowledge of the Trustees, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 5. Notwithstanding the immediately preceding sentence, and subject to Section 2 hereof, in the event the Company is engaging in discussions or negotiations with a person making an Acquisition Proposal in accordance with Section 6.11 of the Merger Agreement with respect to such Acquisition Proposal, the Trustees and their agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Trustees on behalf of the Trust) shall be entitled to engage in any discussions or negotiations that the Company is permitted to engage in pursuant to Section 6.11 of the Merger Agreement with respect to such Acquisition Proposal.
6.   Specific Performance.   The parties agree that irreparable damage would occur if any provision of this agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions or temporary restraining order to prevent breaches or threatened breaches of this agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
7.   Public Announcements.   Each of the parties agrees that no public release or announcement or statement concerning this agreement or concerning the transactions contemplated by the Merger Agreement shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this agreement in compliance with this Section 7;

provided that, in the case of any such public release or announcement or statement issued by Parent, the requirements in this Section 7 shall only apply to the extent that such public release or announcement or statement references the Trust or any of the Trustees and Parent shall only be required to provide the Trust with portions of such releases, announcements or statements that reference the Trust or Trustees.
8.   Termination of this Agreement.   This agreement will terminate automatically upon the earliest to occur of: (i) the termination of the Merger Agreement by either or both of the Company or Parent pursuant to Section 8.1 of the Merger Agreement, (ii) the Board of Directors of the Company making a Recommendation Change in accordance with Section 6.3 of the Merger Agreement, (iii) the entry into any amendment, modification, waiver or other change to any provision of the Merger Agreement, as in effect on the date hereof, without the Trustees’ prior written consent, that (x) diminishes the amount or changes the form of the Merger Consideration, (y) extends the Termination Date (other than as contemplated by the terms of the Merger Agreement as in effect on the date hereof) or imposes any additional conditions or obligations that would reasonably be expected to materially impede or delay the consummation of the transactions contemplated by the Merger Agreement, or (z) otherwise would reasonably be expected to adversely affect the rights or obligations of the Trustees in connection with the transactions contemplated by the Merger Agreement, and (iv) the Effective Time; provided, however, that this Section 8 and Sections 11 through 25 of this agreement shall survive such termination. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination will not relieve any party from liability for any willful breach of this agreement prior to such termination.
9.   Certain Representations and Warranties.
(a)   Each Trustee hereby represents and warrants to Parent that such Trustee has the right, power and authority to execute and deliver this agreement and to perform fully its obligations hereunder; such execution, delivery and performance does not and will not violate, or require any consent, approval, or notice under any law or result in the breach of, constitute a default under, result in the creation of any Lien on any Owned Shares pursuant to any contract or other instrument; this agreement has been duly executed and delivered by such Trustee and, assuming due authorization, execution, and delivery hereof by Parent, constitutes a legal, valid and binding agreement of such Trustee, enforceable in accordance with its terms (except to the extent that enforceability hereof may be limited by the Enforceability Exceptions); there is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against such Trustee or, to the knowledge of such Trustee, any other person or, to the knowledge of such Trustee, threatened against the Trustee or any other person, in each case, that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the performance by the Trustees of their covenants, agreements and obligations hereunder.
(b)   Parent hereby represents and warrants to the Trustees that Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana; Parent has the right, power and authority to execute and deliver this agreement and to perform fully its obligations hereunder; such execution, delivery and performance does not and will not violate, or require any consent, approval, or notice under any law or result in the breach of any contract; and this agreement has been duly executed and delivered by Parent and, assuming due authorization, execution, and delivery hereof by the Trustees, constitutes a legal, valid and binding agreement of Parent, enforceable in accordance with its terms (except to the extent that enforceability hereof may be limited by the Enforceability Exceptions).
10.   Appraisal/Dissenters Rights.   To the extent permitted by applicable law, the Trustees hereby irrevocably and unconditionally waive and agree not to exercise or perfect any rights of appraisal or rights to dissent from the Merger that the Trustees may have with respect to the Owned Shares under applicable law.
11.   Governing Law.   This agreement shall be governed and construed in accordance with the laws of the State of Minnesota without regard to any applicable conflicts of law.
12.   Counterparts.   This agreement may be executed in two or more counterparts (including by electronic means, including a “.pdf” format data file), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

13.   Chosen Courts.   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this agreement or the transactions contemplated hereby exclusively in the Chosen Courts, and, solely in connection with claims arising under this agreement or the transactions that are the subject of this agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 22.
14.   Severability.   Whenever possible, each provision or portion of any provision of this agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
15.   Electronic Transmission.   This agreement and any signed agreement or instrument entered into in connection with this agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of email delivery of a “.pdf” format data file to deliver a signature to this agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the email delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
16.   Amendment.   Subject to compliance with applicable law, this agreement may be amended by the parties hereto. This agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.
17.   Extension; Waiver.   The Trustees, with respect to Parent, and Parent, with respect to the Trustees, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Parent (in the case of the Trustees) or the Trustees (in the case of Parent), (b) waive any inaccuracies in the representations and warranties of Parent (in the case of the Trustees) or the Trustees (in the case of Parent) contained herein, and (c) waive compliance with any of the agreements or satisfaction of any conditions of Parent (in the case of the Trustees) or the Trustees (in the case of Parent) contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
18.   Interpretation.   The parties have participated jointly in negotiating and drafting this agreement. In the event that an ambiguity or a question of intent or interpretation arises, this agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this agreement. The headings contained in this agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this agreement. Whenever the words “include,” “includes” or “including” are used in this agreement, they shall be deemed to be followed by the words “without limitation.” This agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.
19.   Entire Agreement.   This agreement (including the documents and the instruments referred to herein) and the Investor Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

20.   Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 20.
21.   Assignment; Third-Party Beneficiaries.   Neither this agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
22.   Notices.   All notices, requests, instructions or other communications or documents to be given or made hereunder by one party to the other parties shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document if sent at or prior to 5:00 p.m. local time of the recipient, and on the next business day if sent after 5:00 p.m. local time of the recipient (in each case except in the event of any “bounceback” or similar non-transmittal message); or (d) on the day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 22):
(i)
if to the Trustees, to:
The Otto Bremer Trust
30 E 7 Street Ste. 2900
St. Paul, MN 55101-2988

Attention:
Daniel C. Reardon

Email:
dreardon@ottobremer.org

With a copy (which shall not constitute notice) to:
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention:
H. Rodgin Cohen
Mitchell S. Eitel
C. Michelle Chen

Email:
cohenhr@sullcrom.com
eitelm@sullcrom.com
chenc@sullcrom.com

and
Bremer Financial Corporation
380 St. Peter Street.
Suite 500.
Saint Paul, Minnesota 55102
Attention:
Jeanne Crain
Mitch Bleske

Email:
jhcrain@bremer.com
mjbleske@bremer.com

and
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10533
Attention:
Matthew M. Guest
Eric M. Feinstein

Email:
MGuest@wlrk.com
EMFeinstein@wlrk.com

and
(ii)
if to Parent, to:
Old National Bancorp
One Main Street
Evansville, IN 47708

Attention:
Nicholas J. Chulos, Executive Vice President, Chief Legal Officer and Corporate Secretary

Email:
nick.chulos@oldnational.com

With a copy (which shall not constitute notice) to:
Squire Patton Boggs (US) LLP
201 E. Fourth Street, Suite 1900
Cincinnati, OH 45202
Attention:
James J. Barresi
Alison LaBruyere

Email:
james.barresi@squirepb.com
alison.labruyere@squirepb.com

23.   Expenses.   All costs and expenses incurred in connection with this agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.
24.   No Ownership.   Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Owned Shares. All rights, ownership and economic benefits of and relating to the Owned Shares shall remain vested in and belong to the Trustees, and Parent shall have no authority to direct the Trustees in the voting or disposition of any of the Owned Shares, except as provided herein.
25.   Trustees’ Capacity; No Recourse.   Parent agrees and acknowledges that none of Parent or its affiliates has any claim or right of recovery under this agreement against, and no personal liability shall attach to, any of the Trustees in their individual capacities, through the Trust or otherwise, whether at law or equity, in contract, in tort or otherwise. Recourse on any obligation or liability undertaken by the Trustees in their capacities as Trustees of the Trust under or in connection with or by reason of this agreement shall be had solely against the assets comprising or payable to the Trust.

26.   New Trustees.   No person shall become a trustee of the Trust after the date hereof, unless such person executes a joinder to this agreement in a form reasonably acceptable to the Trustees and Parent.
27.   Additional Matters.   The parties agree to the matters set forth on Schedule A of this Agreement.
[Remainder of this page intentionally left blank. Signature page follows this page]
*   *   *

The undersigned has executed and delivered this agreement as of the day and year first above written.
Very truly yours,
Caroline S. Johnson, as Trustee of Otto Bremer Trust
/s/ Caroline S. Johnson

Francis M. Miley, as Trustee of Otto Bremer Trust
/s/ Francis M. Miley

Daniel C. Reardon, as Trustee of Otto Bremer Trust
/s/ Daniel C. Reardon

Accepted as of the Date first above written:
Old National Bancorp
By:
/s/ James C. Ryan, III

James C. Ryan, III
Chief Executive Officer

Annex C
FORM OF DIRECTOR VOTING AGREEMENT
November 25, 2024
Old National Bancorp
One Main Street
Evansville, Indiana 47708
Ladies and Gentlemen:
The undersigned shareholder and director (the “Shareholder”) of Bremer Financial Corporation, a Minnesota corporation (the “Company”), in the Shareholder’s capacity as a shareholder of the Company, and not in his or her capacity as a director or officer of the Company, as applicable, hereby acknowledges that the Company, Old National Bancorp, an Indiana corporation (“Parent”), and ONB Merger Sub, Inc., an Indiana corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of the same date hereof (as amended or modified from time to time, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Company, with the Company as the surviving corporation (the “Surviving   Corporation”) in such merger (the “Merger”) and, immediately following the Merger, the Surviving Corporation will merge with and into Parent, with Parent as the surviving corporation of such Merger (the “Second Step Merger”, and together with the Merger, the “Mergers”). A copy of the Merger Agreement has been provided to the Shareholder. Capitalized terms used but not defined herein are to be deemed to have the same meanings assigned to them in the Merger Agreement.
As an inducement to and condition of Parent’s willingness to enter into the Merger Agreement, the Shareholder hereby agrees, represents and warrants as follows:
1.   Owned Shares.   As of the date hereof, the Shareholder owns (of record or beneficially) and has the full power and authority to vote [•] shares of Class A Company Common (the “Owned Shares”). For all purposes of this agreement, the Owned Shares will include any shares of Company Common Stock as to which the Shareholder acquires beneficial or record ownership after the date hereof. The Owned Shares are owned by the Shareholder free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Shareholder’s obligations or compliance with the restrictions under this agreement. The Shareholder does not beneficially own any shares of Class A Company Common Stock or Class B Company Common Stock other than the Owned Shares.
2.   Agreement to Vote Owned Shares.   The Shareholder agrees that, at the Company Meeting or any other meeting or action of the shareholders of the Company, including a written consent solicitation, the Shareholder will (a) appear at such meeting or otherwise cause the Owned Shares to be counted as present thereat for the purpose of establishing a quorum, (b) vote all of the Owned Shares (or otherwise provide a proxy, consent or voting instruction or direction) in favor of (i) approval of the Merger Agreement, the Mergers and any other matters required to be approved or adopted in order to effect the Mergers and the transactions contemplated by the Merger Agreement and (ii) the adjournment or postponement of the Company Meeting, (c) not initiate any proxy solicitation or undertake any other efforts against the Merger Agreement, the Mergers or the transactions contemplated by the Merger Agreement, and (d) not vote the Owned Shares (or otherwise provide a proxy or consent) in favor of, or otherwise support, approval of any Acquisition Proposal with respect to the Company or any action that is intended to, or could reasonably be expected to, impede, interfere with, or delay or otherwise adversely affect the Mergers or the transactions contemplated by the Merger Agreement. Notwithstanding anything to the contrary in this agreement, the parties acknowledge that (x) this agreement is entered into by the Shareholder solely in his or her capacity as a holder of the Owned Shares and that nothing in this agreement shall prevent the Shareholder from discharging his or her fiduciary duties as a member of the Board of Directors of the Company, and (y) the taking of any actions (or failures to act) by any of the undersigned in such person’s capacity as a member of the Board of Directors of the Company shall not be deemed to constitute a breach of this agreement.
3.   Transfer of Owned Shares and Company Common Stock.   From the date hereof until the Effective Time, the Shareholder agrees that he or she will not, without the prior written consent of Parent, directly or indirectly, sell, offer for sale, transfer, pledge, assign, encumber or otherwise dispose of, or enter into any contract, agreement, option, commitment, derivative or other arrangement or understanding with respect to any sale, offer for sale, transfer, pledge, assignment, encumbrance or other disposition (each, a “Transfer”) of any of the Owned Shares or the voting rights thereunder.
4.   Further Assurances.   The Shareholder will take all reasonable actions and make all reasonable efforts, and will execute and deliver all such further agreements, documents, certificates, instruments, proxies and voting instructions as reasonably necessary, in order to fulfill his or her agreements and obligations contemplated hereby, including, without limitation, the agreement of the Shareholder to vote the Owned Shares in accordance with Section 2 hereof.
5.   No Solicitation.   The Shareholder agrees that he or she shall not, and the Shareholder shall direct and use his or her reasonable best efforts to cause his or her agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Shareholder) not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal with respect to the Company, (b) engage or participate in any negotiations with any person concerning any Acquisition Proposal with respect to the Company, (c) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to an Acquisition Proposal with respect to the Company, (d) enter into any term sheet, letter of intent, indication of interest, commitment, memorandum of understanding, agreement in principle, stock acquisition or disposition agreement, or other agreement (whether written or oral, binding or non-binding) in connection with or relating to any Acquisition Proposal with respect to the Company, or (e) solicit proxies or initiate a shareholder vote with respect to an Acquisition Proposal with respect to the Company or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal with respect to the Company, except in each case to notify a person that has made or, to the knowledge of the Shareholder, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 5. Notwithstanding the foregoing, in the event the Company is engaging in discussions or negotiations with a person making an Acquisition Proposal in accordance with Section 6.11 of the Merger Agreement with respect to such Acquisition Proposal, the Shareholder and his or her agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Shareholder) shall be entitled to engage in any discussions or negotiations that the Company is permitted to engage in pursuant to Section 6.11 of the Merger Agreement with respect to such Acquisition Proposal.
6.   Specific Performance.   The parties agree that irreparable damage would occur if any provision of this agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions or temporary restraining order to prevent breaches or threatened breaches of this agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
7.   Public Announcements.   The Shareholder agrees that no public release or announcement or statement concerning this agreement or concerning the transactions contemplated by the Merger Agreement shall be issued by the Shareholder without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the Shareholder is subject, in which case the Shareholder shall consult with Parent about, and allow Parent reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after the date of this agreement in compliance with this Section 7.
8.   Termination of this Agreement.   This agreement will terminate automatically upon the earliest to occur of: (i) the termination of the Merger Agreement by either or both of the Company or Parent pursuant to Section 8.1 of the Merger Agreement, (ii) the Board of Directors of the Company making a Recommendation Change in accordance with Section 6.3 of the Merger Agreement, (iii) the entry into any amendment, modification, waiver or other change to any provision of the Merger Agreement, as in effect on the date hereof, without the Shareholder’s prior written consent, that (x) diminishes the amount or changes the form of the Merger Consideration, (y) extends the Termination Date (other than as contemplated by the terms of the Merger Agreement as in effect on the date hereof) or imposes any additional conditions or obligations that would reasonably be expected to materially impede or delay the consummation of the transactions contemplated by the Merger Agreement, or (z) otherwise would reasonably be expected to adversely affect the rights or obligations of the Shareholder in connection with the transactions contemplated by the Merger Agreement, and (iv) the Effective Time; provided, however, that this Section 8 and Sections 11 through 25 of this agreement shall survive such termination. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination will not relieve any party from liability for any willful breach of this agreement prior to such termination.
9.   Certain Representations and Warranties.
(a)   The Shareholder hereby represents and warrants to Parent that the Shareholder has the right, power and authority to execute and deliver this agreement and to perform fully its obligations hereunder; such execution, delivery and performance does not and will not violate, or require any consent, approval, or notice under any law or result in the breach of, constitute a default under, result in the creation of any Lien on any Owned Shares pursuant to any contract or other instrument; this agreement has been duly executed and delivered by the Shareholder and, assuming due authorization, execution, and delivery hereof by Parent, constitutes a legal, valid and binding agreement of the Shareholder, enforceable in accordance with its terms (except to the extent that enforceability hereof may be limited by the Enforceability Exceptions); there is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Shareholder or, to the knowledge of the Shareholder, any other person or, to the knowledge of the Shareholder, threatened against the Shareholder or any other person, in each case, that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the performance by the Shareholder of his or her covenants, agreements and obligations hereunder.
(b)   Parent hereby represents and warrants to the Shareholder that Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana; Parent has the right, power and authority to execute and deliver this agreement and to perform fully its obligations hereunder; such execution, delivery and performance does not and will not violate, or require any consent, approval, or notice under any law or result in the breach of any contract; and this agreement has been duly executed and delivered by Parent and, assuming due authorization, execution, and delivery hereof by the Shareholder, constitutes a legal, valid and binding agreement of Parent, enforceable in accordance with its terms (except to the extent that enforceability hereof may be limited by the Enforceability Exceptions).
10.   Appraisal/Dissenters Rights.   To the extent permitted by applicable law, the Shareholder hereby irrevocably and unconditionally waives and agrees not to exercise or perfect any rights of appraisal or rights to dissent from the Merger that the Shareholder may have with respect to the Owned Shares under applicable law.
11.   Governing Law.   This agreement shall be governed and construed in accordance with the laws of the State of Indiana without regard to any applicable conflicts of law.
12.   Counterparts.   This agreement may be executed in two or more counterparts (including by electronic means, including a “.pdf” format data file), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
13.   Chosen Courts.   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this agreement or the transactions contemplated hereby exclusively in the Chosen Courts, and, solely in connection with claims arising under this agreement or the transactions that are the subject of this agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 22.

14.   Severability.   Whenever possible, each provision or portion of any provision of this agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
15.   Electronic Transmission.   This agreement and any signed agreement or instrument entered into in connection with this agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of email delivery of a “.pdf” format data file to deliver a signature to this agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the email delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
16.   Amendment.   Subject to compliance with applicable law, this agreement may be amended by the parties hereto. This agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.
17.   Extension; Waiver.   The Shareholder, with respect to Parent, and Parent, with respect to the Shareholder, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Parent (in the case of the Shareholder) or the Shareholder (in the case of Parent), (b) waive any inaccuracies in the representations and warranties of Parent (in the case of the Shareholder) or the Shareholder (in the case of Parent) contained herein, and (c) waive compliance with any of the agreements or satisfaction of any conditions of Parent (in the case of the Shareholder) or the Shareholder (in the case of Parent) contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
18.   Interpretation.   The parties have participated jointly in negotiating and drafting this agreement. In the event that an ambiguity or a question of intent or interpretation arises, this agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this agreement. The headings contained in this agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this agreement. Whenever the words “include,” “includes” or “including” are used in this agreement, they shall be deemed to be followed by the words “without limitation.” This agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.
19.   Entire Agreement.   This agreement (including the documents and the instruments referred to herein) and the Investor Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
20.   Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER

PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 20.
21.   Assignment; Third-Party Beneficiaries.   Neither this agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
22.   Notices.   All notices, requests, instructions or other communications or documents to be given or made hereunder by one party to the other parties shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document if sent at or prior to 5:00 p.m. local time of the recipient, and on the next business day if sent after 5:00 p.m. local time of the recipient (in each case except in the event of any “bounceback” or similar non-transmittal message); or (d) on the day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 22):
(i)
if to the Shareholder, to:

c/o Bremer Financial Corporation
380 St. Peter Street.
Suite 500.
Saint Paul, Minnesota 55102
Attention:
Jeanne Crain
Mitch Bleske

Email:
jhcrain@bremer.com
mjbleske@bremer.com

With a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10533
Attention:
Matthew M. Guest
Eric M. Feinstein

Email:
MGuest@wlrk.com
EMFeinstein@wlrk.com

and
(ii)
if to Parent, to:

Old National Bancorp
One Main Street
Evansville, IN 47708
Attention:
Nicholas J. Chulos, Executive Vice President, Chief Legal Officer and Corporate Secretary

Email:
nick.chulos@oldnational.com

With a copy (which shall not constitute notice) to:
Squire Patton Boggs (US) LLP
201 E. Fourth Street, Suite 1900
Cincinnati, OH 45202
Attention:
James J. Barresi
Alison LaBruyere

Email:
james.barresi@squirepb.com
alison.labruyere@squirepb.com

23.   Expenses.   All costs and expenses incurred in connection with this agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.
24.   No Ownership.   Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Owned Shares. All rights, ownership and economic benefits of and relating to the Owned Shares shall remain vested in and belong to the Shareholder, and Parent shall have no authority to direct the Shareholder in the voting or disposition of any of the Owned Shares, except as provided herein.
[Remainder of this page intentionally left blank. Signature page follows this page]
*   *   *

The undersigned has executed and delivered this agreement as of the day and year first above written.
Very truly yours,

[Director Name]

Accepted as of the Date first above written:
Old National Bancorp
By:

Name:
Title:

Annex D — Opinion of J.P. Morgan Securities LLC
November 24, 2024
The Board of Directors
Bremer Financial Corporation
380 Saint Peter Street
Suite 500
Saint Paul, MN 55102
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of Class A common stock, no par value (the “Class A Common Stock”), and Class B common stock, no par value (the “Class B Common Stock” and, collectively with the Class A Common Stock, the “Company Common Stock”), of Bremer Financial Corporation (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of Old National Bancorp (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, the Acquiror and its subsidiary, ONB Merger Sub, Inc. (“Merger Sub”), the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Company, Acquiror or their respective affiliates (in each case other than shares held (i) in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) directly or indirectly as a result of debts previously contracted) and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive consideration per share equal to $26.22 in cash without interest (the “Cash Consideration”) and 4.182 shares (the “Stock Consideration”, and, together with the Cash Consideration, the “Consideration”) of the Acquiror’s common stock, no par value (the “Acquiror Common Stock”).
In connection with preparing our opinion, we have (i) reviewed a draft dated November 24, 2024 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Acquiror Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the business of the Company, certain financial analyses and forecasts relating to the business of the Acquiror, which were approved by the Company for use in connection with our opinion, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets, liabilities or allowances for loan and lease losses, nor have we evaluated the solvency of the Company, the Acquiror or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. We are not experts in evaluating the adequacy of allowances for loan and lease losses of the Company or the Acquiror with respect to their loan and lease portfolios and, accordingly, we have not made an independent evaluation thereof, and we have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and the Acquiror, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. In addition, we have assumed, with your consent, that the Acquiror’s proposed issuance of approximately $400 million of additional equity securities to certain investors will be consummated on the terms and conditions and in the time frame described by management of the Company. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror and Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to (i) the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company (ii) the allocation of the aggregate Consideration to be paid to all holders of Company Common Stock between the holders of Class A Common Stock and Class B Common Stock, or the relative fairness of the Consideration to the holders of any shares of the Company Common Stock, or (iii) as to the underlying decision by the Company to engage in the Transaction. We also do not express any opinion as to the Company Voting Agreement (as defined in the Agreement) or any voting, governance or other rights of the Trust (as defined in the Agreement), whether pursuant thereto or otherwise (and have not taken any such rights into account in our analysis). Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Acquiror Common Stock will trade at any future time.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company, the Company’s 85.96% shareholder (the Otto Bremer Trust) or the Acquiror. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
J.P. MORGAN SECURITIES LLC

Annex E — Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act
302A.471 RIGHTS OF DISSENTING SHAREHOLDERS.
Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, any of the following corporate actions:
(a) unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:
(1) alters or abolishes a preferential right of the shares;
(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;
(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;
(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or
(5) eliminates the right to obtain payment under this subdivision;
(b) a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;
(c) a plan of merger, whether under this chapter or under chapter 322C, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;
(d) a plan of exchange, whether under this chapter or under chapter 322C, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;
(e) a plan of conversion is adopted by the corporation and becomes effective;
(f) an amendment of the articles in connection with a combination of a class or series under section 302A.402 that reduces the number of shares of the class or series owned by the shareholder to a fraction of a share if the corporation exercises its right to repurchase the fractional share so created under section 302A.423; or
(g) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.
Subd. 2. Beneficial owners.
(a) A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.
(b) A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.
Subd. 3. Rights not to apply.
(a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.
(b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters’ rights.
(c) Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.613, subdivision 4, or 302A.621, is limited in accordance with the following provisions:
(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange, NYSE MKT LLC, the Nasdaq Global Market, the NASDAQ Global Select Market, the Nasdaq Capital Market, or any successor to any such market.
(2) The applicability of clause (1) is determined as of:
(i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or
(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.
(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.
Subd. 4. Other rights.
The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473 PROCEDURES FOR ASSERTING DISSENTERS’ RIGHTS.
Subdivision 1. Definitions.
(a) For purposes of this section, the terms defined in this subdivision have the meanings given them.
(b) “Corporation” means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.
(c) “Fair value of the shares” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.
(d) “Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09, subdivision 1, paragraph (c), clause (1).
Subd. 2. Notice of action.
(a) If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.
(b) In connection with a qualified offer as described in section 302A.613, subdivision 4, the constituent corporation subject to the offer may, but is not required to, send to all shareholders a written notice informing each shareholder of the right to dissent and must include a copy of this section and section 302A.471 and a brief description of the procedure to be followed under these sections. To be effective, the notice must be sent as promptly as practicable at or following the commencement of the offer, but in any event at least ten days before the consummation of the offer.
Subd. 3. Notice of dissent.
If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action. If the proposed action is to be effected pursuant to section 302A.613, subdivision 4, and the corporation has elected to send a notice of action in accordance with subdivision 2, paragraph (b), a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must not tender the shares owned by the shareholder in response to the offer and must file with the corporation a written notice of intent to demand the fair value of the shares owned by the shareholder. Written notice must be filed with the corporation before the consummation of the offer.
Subd. 4. Notice of procedure; deposit of shares.
(a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send (i) in any case where subdivision 3 is applicable, to all shareholders who have complied with subdivision 3, (ii) in any case where a written action of shareholders gave effect to the action creating the right to obtain payment under section 302A.471, to all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) in any other case, to all shareholders entitled to dissent, a notice that contains:
(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;
(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;
(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.
(b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.
Subd. 5. Payment; return of shares.
(a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:
(1) the corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;
(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and
(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.
(b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.
(c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.
Subd. 6. Supplemental payment; demand.
If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.
Subd. 7. Petition; determination.
If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the Rules of Civil Procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the Rules of Civil Procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.
Subd. 8. Costs; fees; expenses.
(a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.
(b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.
(c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.